Exhibit 99.1
MARCH 1, 2006
2005 OPERATING AND FINANCIAL REVIEW AND PROSPECTS
& CONSOLIDATED FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2005
(IFRS)

(page deliberately left blank)
Disclaimer: this English language translation of the 2005 operating and financial review and prospects and of the consolidated financial statements as at December 31, 2005 prepared under IFRS has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi Universal, its representatives and employees decline all responsibility in this regard.

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SELECTED CONSOLIDATED FINANCIAL DATA FOR THE LAST 5 YEARS	8

A — OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	10

1 MAIN DEVELOPMENTS OCCURED IN 2005 AND 2004	13

1.1 2005 developments	13
1.1.1 Acquisition of 16% of the capital of Maroc Telecom by Vivendi Universal — January 2005	13
1.1.2 SFR: combination of Cegetel and Neuf Telecom to create Neuf Cegetel, the leading alternative fixed-line telecommunications operator in France — August 2005	13
1.1.3 Reinforcement of the program offerings and distribution of Canal+ Group in 2005 and 2004	14
1.1.4 Elektrim Telekomunikacja situation in 2005	14
1.1.5 Canal+ and TPS draft combination agreement announced in December 2005 and signed in January 2006 and Lagardère draft agreement announced in February 2006	15
1.1.6 2005 Divestitures	17
1.1.7 Other 2005 transactions	18
1.1.8 Events occurred since December 31, 2005	19
1.2 2004 developments	19
1.2.1 Permission to use the French Consolidated Global Profit Tax System as of January 1, 2004	20
1.2.2 Combination of VUE and NBC to form NBC Universal (NBC-Universal transaction) — May 2004	20
1.2.3 Divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake — December 2004	22
1.2.4 Listing of Maroc Telecom on the Casablanca and Paris Stock Exchanges — December 2004	23
1.2.5 Completion of the asset divestiture plan: Vivendi Universal disposed of approximately €1.1 billion in assets (excluding the NBC-Universal and Veolia Environnement transactions) in 2004	23
1.2.6 Other 2004 transactions	24

2 FIRST TIME ADOPTION OF IFRS	25

2.1 Compliance with accounting standards	25
2.1.1 Description of accounting options relating to the first adoption of IFRS	25
2.1.2 Changes from the last publication of 2004 IFRS preliminary information impacting 2004 IFRS comparative financial information	26
2.1.3 Other reclassifications which occured in 2005	28

2.2 Use of estimates	28

3 STATEMENT OF EARNINGS IN 2005 AND 2004	29

3.1 Consolidated earnings review	29

4 REVENUES, EARNINGS FROM OPERATIONS AND CASH FLOW FROM OPERATIONS BY BUSINESS SEGMENT FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	35

4.1 Revenues, earnings from operations and cash flow from operations as published by business segment for the years ended December 31, 2005 and 2004	35
4.2 Revenues, earnings from operations and cash flow from operations on a comparable basis by business segment for the years ended December 31, 2005 and 2004	36
4.3 Comments on revenues, earnings from operations and cash flow from operations for controlled business segments	37

5 CAPITAL RESOURCES FOR 2005 AND 2004	47

5.1 Cash flows provided by operating activities	49
5.2 Cash flows provided by investing activities	52
5.3 Cash flows provided by financing activities	54
5.4 Credit ratings	57
5.5 Description of Vivendi Universal’s covenants	57

6 FORWARD LOOKING STATEMENTS	59

B — APPENDICES TO OPERATING AND FINANCIAL REVIEW AND PROSPECTS	60

1 RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE YEAR ENDED DECEMBER 31, 2005	60

2 RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS AS PUBLISHED TO REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS FOR THE YEAR ENDED DECEMBER 31, 2004	61

3 RECONCILIATION OF ADJUSTED EARNINGS FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (EBITDA) TO EARNINGS FROM OPERATIONS	62

4 RECONCILIATION OF CASH FLOW FROM OPERATIONS TO NET CASH PROVIDED BY OPERATING ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	63

5 RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS PREPARED UNDER FRENCH GAAP TO IFRS REVENUES AND EARNINGS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004	64

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C — CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2005	66

CONSOLIDATED STATEMENT OF EARNINGS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	66
CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	67
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	68
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005	69
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND VALUATION METHODS	71
1.1. BASIS OF PREPARATION OF THE 2005 CONSOLIDATED FINANCIAL STATEMENTS AND THE 2004 COMPARATIVE FINANCIAL STATEMENTS	71
1.2. COMPLIANCE WITH ACCOUNTING STANDARDS	71
1.3. PRINCIPLES GOVERNING THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS	72
1.4. PRESENTATION PRINCIPLES USED FOR FINANCIAL STATEMENTS	82
1.5. CONTRACTUAL OBLIGATIONS AND CONTINGENT ASSETS AND LIABILITIES	82
1.6. NEW IFRS APPLICABLE AS AT JANUARY 1, 2006	83
NOTE 2. CHANGES IN THE SCOPE OF CONSOLIDATION FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	84
2.1. ACQUISITION OF AN ADDITIONAL 16% STAKE IN MAROC TELECOM ON JANUARY 4, 2005	84
2.2. COMBINATION OF CEGETEL S.A.S. WITH NEUF TELECOM ON AUGUST 22, 2005	84
2.3. ACQUISITION OF AN ADDITIONAL 2% STAKE IN ELEKTRIM TELEKOMUNIKACJA ON DECEMBER 12, 2005	84
2.4. DIVESTITURE OF 80% OF VIVENDI UNIVERSAL ENTERTAINMENT (VUE) ON MAY 11, 2004	86
2.5. OTHER CHANGES IN THE SCOPE OF CONSOLIDATION IN 2005 AND 2004	86
NOTE 3. SEGMENT DATA IN 2005 AND 2004	87
3.1. BUSINESS SEGMENT DATA	87
3.2. GEOGRAPHIC DATA	89
NOTE 4. EARNINGS BEFORE INTEREST AND TAXES FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	90
4.1. BREAKDOWN OF REVENUES AND COST OF REVENUES FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	90
4.2. PERSONNEL COSTS AND AVERAGE EMPLOYEE NUMBERS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	91
4.3. ADDITIONAL INFORMATION ON OPERATING EXPENSES FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	91
4.4. OTHER INCOME FROM ORDINARY ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	91
4.5. OTHER CHARGES FROM ORDINARY ACTIVITIES FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	91
NOTE 5. INTEREST AND OTHER FINANCIAL CHARGES AND INCOME FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	92
NOTE 6. INCOME TAX FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	92
6.1. COMPONENTS OF THE PROVISION FOR INCOME TAXES	92
6.2. EFFECTIVE TAX RATE	95
6.3. CHANGES IN CURRENT AND DEFERRED TAX ASSETS AND LIABILITIES	95
6.4. TAX AUDITS	96
NOTE 7. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE IN 2005 AND 2004	97
7.1. COMBINATION OF CEGETEL S.A.S. WITH NEUF TELECOM	97
7.2. DIVESTITURE OF 80% OF VIVENDI UNIVERSAL ENTERTAINMENT (VUE)	98
NOTE 8. EARNINGS PER SHARE FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	99
NOTE 9. GOODWILL AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	100
9.1. GOODWILL AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	100
9.2. CHANGES IN GOODWILL IN 2005 AND 2004	101
9.3. IMPAIRMENT OF GOODWILL TEST	101
NOTE 10. CONTENT ASSETS, LIABILITIES AND CONTRACTUAL COMMITMENTS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	102
10.1. CONTENT ASSETS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	104
10.2. CONTENT LIABILITIES AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	105
10.3. CONTRACTUAL CONTENT COMMITMENTS AS AT DECEMBER 31, 2005	105
NOTE 11. OTHER INTANGIBLE ASSETS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	106

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11.1. OTHER INTANGIBLE ASSETS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	106
11.2. CHANGES IN OTHER INTANGIBLE ASSETS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	106
NOTE 12. PROPERTY, PLANT AND EQUIPMENT AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	107
12.1. PROPERTY, PLANT AND EQUIPMENT AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	107
12.2. CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	107
12.3. PROPERTY, PLANT AND EQUIPMENT FINANCED BY FINANCE LEASE CONTRACTS	108
NOTE 13. PROPERTY, PLANT, EQUIPMENT AND INTANGIBLE ASSETS OF TELECOM OPERATIONS	108
NOTE 14. INVESTMENTS IN EQUITY AFFILIATES AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	109
14.1. EQUITY AFFILIATES AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	109
14.2. CHANGES IN VALUE OF EQUITY AFFILIATES DURING THE YEARS ENDED DECEMBER 31, 2005 AND 2004	109
14.3. FINANCIAL INFORMATION RELATING TO EQUITY AFFILIATES AS AT DECEMBER 31, 2005 AND DECEMBER 31, 2004	110
NOTE 15. FINANCIAL ASSETS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	111
15.1. CHANGES IN ASSETS AVAILABLE FOR SALE DURING THE YEARS ENDED DECEMBER 31, 2005 AND 2004	111
15.2. CHANGES IN DERIVATIVE FINANCIAL INSTRUMENTS DURING THE YEARS ENDED DECEMBER 31, 2005 AND 2004	112
15.3. CASH DEPOSITS BACKING BORROWINGS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	112
15.4. OTHER FINANCIAL ASSETS AT COST OR AT AMORTIZED COST AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	113
NOTE 16. OTHER CHANGES IN NET WORKING CAPITAL AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	113
16.1. CHANGES IN NET WORKING CAPITAL DURING THE YEARS ENDED DECEMBER 31, 2005 AND 2004	113
16.2. ACCOUNTS RECEIVABLE AND OTHER AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	114
16.3. ACCOUNTS PAYABLE AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	114
16.4. OTHER NON-CURRENT LIABILITIES AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	114
NOTE 17. CASH AND CASH EQUIVALENTS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004, AND JANUARY 1, 2004	114
NOTE 18. INFORMATION ON THE SHARE CAPITAL AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	115
18.1. NUMBER OF COMMON SHARES AND VOTING RIGHTS OUTSTANDING AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	115
18.2. COMPOUND FINANCIAL INSTRUMENTS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	115
18.3. 2005 DIVIDENDS	115
NOTE 19. SHARE-BASED COMPENSATION FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	116
19.1. IMPACT ON EARNINGS BEFORE MINORITY INTERESTS OF SHARE-BASED COMPENSATION FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	116
19.2. EMPLOYEE STOCK OPTION PLANS	116
19.3. EMPLOYEE STOCK PURCHASE PLANS	118
NOTE 20. PROVISIONS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	119
NOTE 21. EMPLOYEE BENEFITS AS AT DECEMBER 31, 2005 AND DECEMBER 31, 2004	119
21.1. ANALYSIS OF THE EXPENSE RELATED TO EMPLOYEE BENEFIT PLANS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	119
21.2. RETIREMENT PENSIONS THROUGH DEFINED BENEFIT PLANS	119
NOTE 22. RESTRUCTURING PROVISIONS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	124
NOTE 23. LONG-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	125
23.1. ANALYSIS OF LONG-TERM BORROWINGS AND OTHER LONG-TERM FINANCIAL LIABILITIES AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	125

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23.2. CURRENCY, MATURITY AND NATURE OF INTEREST RATE OF THE NOMINAL VALUE OF BORROWINGS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	127
NOTE 24. SHORT-TERM BORROWINGS AND OTHER FINANCIAL LIABILITIES AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	128
24.1. ANALYSIS OF SHORT-TERM BORROWINGS AND OTHER SHORT-TERM FINANCIAL LIABILITIES AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	128
24.2. CURRENCY OF THE NOMINAL VALUE OF BORROWINGS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	129
NOTE 25. FAIR VALUE OF FINANCIAL INSTRUMENTS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	129
NOTE 26. RISK MANAGEMENT AND FINANCIAL DERIVATIVE INSTRUMENTS AS AT DECEMBER 31, 2005, DECEMBER 31, 2004 AND JANUARY 1, 2004	130
26.1. INTEREST RATE RISK MANAGEMENT	131
26.2. FOREIGN CURRENCY RISK MANAGEMENT	132
26.3. EQUITY MARKET RISK MANAGEMENT	134
26.4. CREDIT AND INVESTMENT CONCENTRATION RISK AND COUNTER-PARTY RISK	135
26.5. LIQUIDITY RISK	136
NOTE 27. CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004	136
27.1. ADJUSTMENTS	136
27.2. CASH DIVIDENDS	137
27.3. INVESTING AND FINANCING ACTIVITIES WITH NO IMPACT ON VIVENDI UNIVERSAL’S CASH POSITION	137
NOTE 28. TRANSACTIONS WITH RELATED PARTIES	137
28.1. DIRECTORS’ COMPENSATION	137
28.2. OTHER RELATED PARTIES	142
NOTE 29. CONTRACTUAL OBLIGATIONS AND CONTINGENT ASSETS AND LIABILITIES	144
29.1. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS RECORDED IN THE STATEMENT OF FINANCIAL POSITION	144
29.2. OFF BALANCE SHEET OPERATING LEASES AND SUBLEASES AS AT DECEMBER 31, 2005	144
29.3. OFF BALANCE SHEET COMMERCIAL COMMITMENTS AS AT DECEMBER 31, 2005	145
29.4. OTHER GIVEN AND RECEIVED COMMITMENTS RELATING TO OPERATIONS	145
29.5. SHARE PURCHASE AND SALE COMMITMENTS	146
29.6. CONTINGENT ASSETS AND LIABILITIES SUBSEQUENT TO GIVEN OR RECEIVED COMMITMENTS RELATED TO THE DIVESTITURE OR ACQUISITION OF SHARES	147
29.7. SHAREHOLDER AGREEMENTS	149
29.8. COLLATERALS AND PLEDGES AS AT DECEMBER 31, 2005	149
NOTE 30. LITIGATIONS	150
NOTE 31. MAJOR SUBSIDIARIES AS AT DECEMBER 31, 2005 AND 2004	154
NOTE 32. SUBSEQUENT EVENTS	155
32.1. CANAL+ AND TPS DRAFT COMBINATION AGREEMENT— JANUARY 6, 2006 AND LAGARDÈRE DRAFT AGREEMENT — ANNOUNCED ON FEBRUARY 17, 2006	155
32.2. VIVENDI UNIVERSAL ANNOUNCES ITS INTENTION TO TERMINATE ITS AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM — JANUARY 17, 2006	156
32.3. DIVESTMENT OF THE RESIDUAL 20% STAKE IN YPSO — JANUARY 31, 2006	156
32.4. PURCHASE OF THE 7.7% STAKE HELD BY MATSUSHITA ELECTRIC INDUSTRIAL CO, LTD (MEI) IN UNIVERSAL STUDIOS HOLDING — FEBRUARY 7, 2006	157
32.5. INVESTMENT IN 19.9%OF THE VOTING CAPITAL OF AMP’D — FEBRUARY 7, 2006	157
NOTE 33. RECONCILIATION OF THE FINANCIAL STATEMENTS PREPARED UNDER FRENCH GAAP AND IFRS FINANCIAL INFORMATION	157
33.1. SUMMARY OF ADJUSTMENTS TO 2004 EQUITY AND EARNINGS	158
33.2. RECONCILIATION OF EQUITY AS AT JANUARY 1, 2004	159
33.3. RECONCILIATION OF 2004 EARNINGS	161
33.4. RECONCILIATION OF EQUITY AS AT DECEMBER 31, 2004	162
33.5. CONSOLIDATED STATEMENT OF CASH FLOWS	164
33.6. NBC-UNIVERSAL TRANSACTION UNDER IFRS	164
33.7. PRINCIPAL ADJUSTMENTS	164
33.8. PRINCIPAL RECLASSIFICATIONS	170
In application of European regulation 809-2004, article 28 setting out the disclosure obligations for issuers of securities on a regulated market in the European Union (The “Prospectus Directive”), the followings items are included as reference:

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•	The consolidated financial statements as at December 31, 2004 prepared under French GAAP and the related report of independent registered public accounting firms are presented on page F-5 and from page F-6 to F-123, respectively, of the 2004 Form 20-F filed with the SEC on June 29, 2005.

•	The consolidated financial statements as at December 31, 2003 prepared under French GAAP and the related report of independent registered public accounting firms are presented on pages F-4 and F-5 and from page F-6 to F-116, respectively, of the 2003 Form 20 F filed with the SEC on June 30, 2004.
The note “IFRS 2004 transition” was published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005. This 2004 financial information provided on IFRS transition presented as preliminary information the expected quantifiable impact of IFRS adoption on the consolidated statement of financial position as at the transition date, i.e. as at January 1, 2004, the financial position as at December 31, 2004 and the financial performance for the year 2004.
Since this publication, besides the consequences of IFRS 5 application to operations divested since January 1, 2005, the Group has elected to apply several new options in the adoption of the standards and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as at January 1, 2004, the comparative statement of financial position as at December 31, 2004, as well as the year 2004 comparative statement of earnings in order to standardize presentation with the consolidated financial statements for the year ended December 31, 2005. The definitive reconciliation of the financial statements prepared under French GAAP and the comparative IFRS information (opening statement of financial position as at January 1, 2004, statement of financial position as at December 31, 2004 and statement of earnings) is presented in note 33.

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SELECTED CONSOLIDATED FINANCIAL DATA FOR THE LAST 5 YEARS

IFRS (a)			French GAAP (a)
	Year Ended December 31,			Year Ended December 31,
	2005 as	2004	2004 as	2003 as	2002 as	2001 as
(In millions of euros)	published	comparative	published	published	published	published	(In millions of euros)
Revenues	€19,484	€17,883	€21,428	€25,482	€58,150	€57,360	Revenues
Earnings from operations	€3,746	€3,233	€3,476	€3,309	€3,788	€3,795	Operating income
Earnings from operations / Revenues (%)	19.2%	18.1%	16.2%	13.0%	6.5%	6.6%	Operating income / Revenues (%)
Earnings from continuing operations before income taxes	4,378	4,338	2,774	2,102	(954)	1,867	Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests
Earnings on the divestiture of businesses or financial investments	668	1,738	(140)	602	1,049	2,365	Gain (loss) on businesses sold, net of provisions
Earnings from discontinued operations	92	777
Other charges from ordinary activities	(170)	(25)	(669)	(2,912)	(19,719)	(15,203)	Goodwill amortization and impairment losses
Earnings	4,266	4,823	1,784	69	(22,457)	(13,003)	Income (loss) before minority interests
Attributable to:							Attributable to:
Equity holders of the parent	€3,154	€3,767	€754	€(1,143)	€(23,301)	€(13,597)	Equity holders of the parent
Adjusted net income, attributable to equity holders of the parent	€2,078	€1,338	€1,380	€349	€(514)	€(99)	Adjusted net income
Adjusted net income, attributable to equity holders of the parent / Revenues (%)	10.7%	7.5%	6.4%	1.4%	-0.9%	-0.2%	Adjusted net income / Revenues (%)
Minority interests	1,112	1,056	1,030	1,212	844	594	Minority interests
Earnings, attributable to the equity holders of the parent per share — basic (in euros)	2.74	€3.29	€0.70	€(1.07)	€(21.43)	€(13.53)	Net income (loss) per share — basic (in euros)
Earnings, attributable to the equity holders of the parent per share — diluted (in euros)	2.72	€3.27	€0.63	€(1.07)	€(21.43)	€(13.53)	Net income (loss) per share — diluted (in euros)

Intangible assets (including goodwill, net and content assets, net)	18,195	17,762	23,195	29,567	34,768	60,919	Intangible assets (including goodwill, net)

Equity, attributable to equity holders of the parent	€18,769	€15,449	€13,621	€11,923	€14,020	€36,748	Shareholders’ equity
Total equity	21,608	18,092	17,580	17,852	20,517	46,956	Equity and quasi-equity (b)
Net cash provided by operating activities	3,558	4,238	4,798	3,886	4,670	4,500	Net cash provided by operating activities
Capital expenditures and purchases of investments	€2,986	€1,716	€1,947	€5,974	€8,926	€13,709	Capital expenditures and purchases of investments
Financial net debt (c)	€3,768	€4,724	€3,135	€11,565	€12,337	€37,055	Financial net debt

(a)	In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the year ended December 31, 2005, were prepared in accordance with IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as at December 31, 2005, as approved by the European Union (EU). The 2005 financial statements include an opening statement of

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financial position as at January 1, 2004, date at which the impacts of the IFRS transition were recorded against equity, in accordance with the provisions of IFRS 1 “First time adoption of the International Financial Reporting Standards” and the comparative 2004 financial statements were prepared using the same basis of accounting. The definitive reconciliation of the financial statements prepared under French GAAP and the 2004 IFRS financial statements is presented in the note 33 to the Consolidated Financial Statements as at December 31, 2005.

(b)	In French GAAP, equity and quasi-equity included total shareholders’ equity, minority interests and other equity (notes mandatorily redeemable in new shares of Vivendi Universal issued in November 2002), which are separate lines in the Consolidated Statement of Financial Position.

(c)	Vivendi Universal considers financial net debt, a non-GAAP measure, to be an important indicator measuring Vivendi Universal’s indebtedness. Financial net debt is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities (including commitments to purchase minority interests) as reported on the Consolidated Statement of Financial Position, less cash and cash equivalents as reported on the Consolidated Statement of Financial Position as well as derivative financial instruments in assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “non current financial assets”). A reconciliation of the Consolidated Statement of Financial Position items with this measure is presented section 5 “Capital resources for 2005 and 2004” in this document. Under French GAAP, it was defined as financial gross debt (sum of long-term debt, bank overdrafts and other short-term borrowings which are separate lines in the Consolidated Statement of Financial Position) less cash and cash equivalents, as presented in the Consolidated Statement of Financial Position.

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A — OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
Preliminary notes:
In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the year ended December 31, 2005, were prepared in accordance with the IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as at December 31, 2005, as approved by the European Union (EU). The 2005 financial statements include an opening statement of financial position as at January 1, 2004, date at which the impacts of IFRS transition were recorded against equity, in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards” and the 2004 comparative financial statements were prepared using the same basis of accounting.
The note “IFRS 2004 transition” was published on April 14, 2005 and integrated in the 2004 Document de Référence filed with the AMF on April 18, 2005 with the number D05-0456 (pages 385 and following). These 2004 comparative financial statements provided on IFRS transition presented as preliminary information the expected quantifiable impact of IFRS adoption on the consolidated statement of financial position as at the transition date, i.e. as at January 1, 2004, the financial position as at December 31, 2004 and the financial performance for the year 2004. Since this publication, besides the consequences of IFRS 5 application to operations divested since January 1, 2005, the Group has elected to newly apply several options in the adoption of the standards and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as at January 1, 2004, the comparative statement of financial position as at December 31, 2004, as well as the year 2004 comparative statement of earnings in order to standardize presentation with the consolidated financial statements for the year ended December 31, 2005. The definitive reconciliation of the financial statements prepared under French GAAP and the comparative 2004 IFRS financial statements (opening statement of financial position as at January 1, 2004, statement of financial position as at December 31, 2004 and statement of earnings) is presented in note 33 to the Consolidated Financial Statements as at December 31, 2005.
The measures presented below are each defined in the appropriate section of this document or in the Appendix. They should be considered in addition to, not as a substitute for, other measures reported in accordance with GAAP as presented in the Consolidated Financial Statements and their supplemental information, or cited in the financial report itself. Moreover it should be emphasized that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

	Year ended December 31,
(In millions of euros)	section	2005	2004	% Change
Adjusted net income, attributable to equity holders of the parent	3	€2,078	€1,338	55.3%
Revenues on a comparable basis (unaudited)	4	19,439	18,237	6.6%
Adjusted earnings from operations before depreciation and amortization (Adjusted EBITDA)	4	5,331	4,935	8.0%
Adjusted EBITDA / Revenues on comparable basis (%)		27%	27%	flat
Earnings from operations on a comparable basis (unaudited)	4.2	3,719	3,262	14.0%
Cash flow from operations as published	4.1	4,157	4,354	-4.5%

Cash flow from operations on a comparable basis (unaudited)	4.2	4,166	4,316	-3.5%
Financial net debt	5	3,768	4,724	-20.2%
Disclaimer: this English language translation of the 2005 operating and financial review and prospects and of the consolidated financial statements as at December 31, 2005 prepared under IFRS has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi Universal, its representatives and employees decline all responsibility in this regard.

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Over the last two years, Vivendi Universal achieved its main goal: the consolidation of its positions in its core businesses; in 2005, Vivendi Universal:
•	completed the acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005,

•	completed the combination of Cegetel and Neuf Telecom on August 22, 2005 and,

•	announced a combination agreement of the pay-TV businesses of Canal+ Group and TPS, signed on January 6, 2006 and released on January 9, 2006. Following this transaction, Vivendi Universal would own 85% of the new group, TF1 and M6 would share the balance. Vivendi Universal also announced a draft agreement with Lagardère in February 2006.
In 2004, Vivendi Universal:
•	was admitted to the French Consolidated Global Profit Tax System on August 22, 2004, to optimize its tax structure,

•	completed the strategic alliance between VUE and NBC to form NBC Universal on May 11, 2004 and,

•	divested 15% out of the 20.3% stake held in Veolia Environnement, on December 9, 2004.
The actions taken in 2004 and 2005 illustrated the priority given by Vivendi Universal’s management to strengthen its position among the main European players in the Media and Telecommunications businesses.
•	Maroc Telecom continued to develop mobile phone usage, achieving in 2005 a very strong revenue growth of 29.2% at constant currency on a comparable basis and a 38.3% increase in the number of mobile customers reaching 8.8 million (compared to 6.4 million in 2004). Moreover, Maroc Telecom developed new fixed telephony offers in order to strengthen its competitiveness after the opening of the fixed market in Morocco due to the attribution of licenses to Méditel and to Maroc Connect.

•	SFR completed the combination of Cegetel and Neuf Telecom to create Neuf Cegetel. At December 31, 2005, SFR had more than 1 million 3G customers, 4.8 million of Vodafone live! customers and a total customer of more than 17 million.

•	Universal Music Group (UMG) outperformed the U.S. market, reached a 25.6% worldwide physical market share and continued its actions to fight against piracy and counterfeiting. Digital sales increased threefold in 2005 and represented 5.3% of UMG’s total revenues.

•	Vivendi Universal Games (VUG) successfully launched the subscription-based massively multiplayer online role-playing game (MMORPG) World of Warcraft in North America, Europe and Asia with more than 5 million paying customers at the end of December 2005, released successful games such as F.E.A.R., Empire Earth II, The Incredible Hulk: Ultimate Destruction and strengthened its development with the acquisition of new studios such as Radical Entertainment, Swingin’ Ape Studios, Swordfish Studios and High Moon Studios.

•	Canal+ Group continued to increase its sport offering notably thanks to exclusive rights to the French Soccer League 1 won in December 2004 as well as its film offerings thanks to various agreements signed with film studios (Twentieth Century Fox, NBC Universal, DreamWorks, Spy Glass and Sony Pictures) and with the French film industry. In 2005, net additions amounted to 310,000, Canal+ premium channel won 640,000 new subscribers and reached over 5 million subscriptions.

•	Holding & Corporate continued to reduce its losses thanks to the ongoing efficient cost reduction program in Paris and New York.
Consequently, all businesses’ earnings strongly increased in 2005.
In addition, the Group’s financial flexibility was entirely restored due to (i) the reduction of the amount of borrowings which reached €6.6 billion as at December 31, 2005 compared to €11.3 billion as at January 1, 2004, (ii) the return to the investment grade rating for Fitch (May 12, 2004), Standard and Poor’s (June 1, 2004) and Moody’s (October 22, 2004), (iii) the redemption of High Yield Notes and (iv) the extension of the maturity of its borrowings. As a result, interest expense significantly decreased to
-€218 million in 2005 (compared to -€406 million in 2004).
As a result, in 2005, Vivendi Universal, increased its adjusted net income attributable to the equity holders of the parent by +€740 million (+55%) to achieve €2,078 million, compared to €1,338 million in 2004. This increase was mainly due to increased earnings from operations, reduced interest and increased income from equity affiliates. Earnings attributable to the equity holders of the parent amounted to €3,154 million, compared to €3,767 million in 2004; the strong increase in earnings from operations, the decline in interest and the increase in income from equity affiliates being more than offset by non recurring impacts of 2004 divestitures (mainly the impact of the divestitures of the stake in Veolia Environnement and of VUE).

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For the last two years, thanks to the restoration of the Group’s profitability as well as the generation of available cash, Vivendi Universal S.A, for the first time since 2002 for 2001 paid a dividend of €60 cents per share for 2004, i.e. €689 million and to propose a dividend of €1 per share for 2005, in accordance with the dividend policy announced by the Group, representing 55% of the adjusted net income.
During the year 2006:
•	Vivendi Universal will focus on closing the combination of Canal+, TPS and the agreement with Lagardère as described in section 1.1.5.

•	Vivendi Universal reduced minority interests by acquiring, in February 2006, the 7.659% stake held by Matsushita in Universal Studios Holding, which mainly holds 100% of UMG and 20% of NBC Universal.

•	Vivendi Universal has expressed an interest in acquiring, if all financial conditions are met, a minority stake of 35% in the share capital of Tunisie Telecom in order to become the operator of the company and with the target of becoming the company’s majority shareholder in the future.

•	Vivendi Universal’s other priority is to resolve the litigation with Elektrim and Deutsche Telekom, in order to keep its 51% stake in the capital of Elektrim Telekomunikacja, or even to bring it up to 100%, to eventually increase its ownership interest in PTC from 26% to 51%, in association with Deutsche Telekom.

•	Vivendi Universal has expressed interest in pursuing the development of Universal Music Group by strengthening, if possible, musical publishing operations in the context of the consolidation of this industry.

•	Lastly, Vivendi Universal continues to develop its operations in the game’s sector with Blizzard for on-line games, and Sierra, a division of Vivendi Universal Games, for console games. This development could be achieved through the acquisition of development studios to increase the number of games published by Vivendi Universal Games.
Vivendi Universal, throughout its two activities, Media and Telecommunications, operates by investing in:
•	The creation and publishing of exclusive contents, as well as the valorization of brands and talents,

•	The creation and management of platforms to distribute content and other services to customers, thanks to its expertise in subscription management, marketing and distribution networks management as well as customer loyalty.

•	Technological innovations and telecom infrastructures as it is an operator in mobile services and digital distribution of contents.
Fully benefiting from the strong growth in the usage of digital distribution services (mobile, satellite, internet), Vivendi Universal is either number one, or number two, in the majority of its businesses where it’s an operator, on the pertinent markets where it operates.
Vivendi Universal is working on reducing costs, developing its activities and increasing its results.
On January 17, 2006, in order to better manage and reduce its cost and while taking into account (i) low trading volume of shares on the New York Stock Exchange (less than 5% of the total shares traded in both 2004 and 2005) and (ii) the fact that the majority of Vivendi Universal US - domiciled investors own ordinary shares acquired through the Paris Stock Exchange/Euronext Paris, Vivendi Universal decided to seek to delist its ADSS (American Depositary Shares) from the New York Stock Exchange and to terminate its registration under the US Securities Exchange Act of 1934.

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1 Main developments occurred in 2005 and 2004
1.1 2005 developments
Over the last two years, Vivendi Universal achieved its main goal: the consolidation of its positions in its core businesses. As a result, in 2005, Vivendi Universal:
•	completed the acquisition of an additional 16% stake in Maroc Telecom,

•	completed the combination of Cegetel and Neuf Telecom to create Neuf Cegetel in which SFR holds 28.2% and,

•	announced the combination agreement of the pay-TV businesses of Canal+ Group and TPS, signed on January 6, 2006 and released on January 9, 2006. Following this transaction, Vivendi Universal would own 85% of the new group, TF1 and M6 would share the remaining. Vivendi Universal also announced a draft agreement with Lagardère in February 2006.

1.1.1	ACQUISITION OF 16% OF THE CAPITAL OF MAROC TELECOM BY VIVENDI UNIVERSAL – JANUARY 2005
The Kingdom of Morocco and Vivendi Universal agreed, on November 18, 2004, to the acquisition by Vivendi Universal of an additional 16% stake in Maroc Telecom, indirectly via Société de Participation dans les Télécommunications (a wholly-owned subsidiary). This acquisition, which was completed on January 4, 2005, enabled Vivendi Universal, a strategic partner that has held operating control of Maroc Telecom since the beginning of 2001, to increase its stake from 35% to 51% thereby perpetuating its 51% controlling interest. By virtue of the Maroc Telecom Shareholder Agreements, Vivendi Universal holds the majority of voting rights at shareholder meetings and on the Supervisory Board until December 30, 2005. After this acquisition, Vivendi Universal’s control is now ensured by the direct holding, unlimited in time, of the majority of voting rights at shareholder meetings and by the entitlement to appoint, by virtue of shareholder agreements and the Company bylaws, three of the five members of the Management Board and five of the eight members of the Supervisory Board. This acquisition marks a new and decisive milestone in the strategic partnership between the Kingdom of Morocco and Vivendi Universal. The price of the transaction was set at MAD 12.4 billion, or €1.1 billion, and included a premium for continuing control. Payment was made on January 4, 2005 and was 50% financed by a borrowing issued in Morocco of MAD 6 billion, or €551 million as at December 31, 2005 (please refer to Section 5 “Capital resources for 2005 and 2004”). Pursuant to IAS 32, the firm purchase commitment was recorded in the 2004 Consolidated Statement of Financial Position under short-term financial liabilities of €1,100 million, included in financial net debt. On January 4, 2005, this financial liability was eliminated, offset by cash outflow. Please refer to note 2.1 “Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005” to the Consolidated Financial Statements as at December 31, 2005.

1.1.2	SFR: COMBINATION OF CEGETEL AND NEUF TELECOM TO CREATE NEUF CEGETEL, THE LEADING ALTERNATIVE FIXED-LINE TELECOMMUNICATIONS OPERATOR IN FRANCE – AUGUST 2005
The combination of Cegetel S.A.S. (Cegetel) and Neuf Telecom, announced on May 11, 2005, closed on August 22, 2005. After acquiring the 35% stake held by SNCF, according to the financial conditions set out in the pre-existing agreements, and after re-capitalizing Cegetel, SFR contributed 100% of the capital of Cegetel to Neuf Telecom and received 28.2% of the new capital of Neuf Telecom as well as bonds issued by Neuf Telecom for €380 million, of which €200 million were reimbursed in cash by Neuf Telecom, at the end of November 2005.
SFR and Louis Dreyfus, the reference shareholders of the new company, have an equal stake of 28.2% each while the remaining stake of approximately 44% is held by the historical shareholders of Neuf Telecom. SFR’s 28.2% stake in Neuf Cegetel (15.8% interest for Vivendi Universal, as it holds 56% in SFR) is equity-accounted.

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Pursuant to IFRS 5, Cegetel qualified as discontinued operations as at January 1, 2004:
•	From an accounting standpoint, this combination is accounted for as the divestiture of 71.8% of SFR’s interest in Cegetel for €617 million (corresponding to the value of Neuf Telecom shares received, i.e. €237 million together with the value of the bonds issued by Neuf Telecom), and as the concurrent acquisition of a 28.2% interest in Neuf Telecom.

•	Net income and expenses of Cegetel from January 1, 2004 to August 22, 2005 were, as a result, deconsolidated and presented netted, in the amount of 71.8% in earnings from discontinued operations and in the amount of 28.2% in income from equity affiliates.

•	As at December 31, 2005, this transaction resulted in a capital gain of €121 million, before SFR’s minority interests, i.e. €58 million for Vivendi Universal, after minority interests, recorded in earnings from discontinued operations.
After the reimbursement by Cegetel of the shareholders’ loan granted by SFR, all of the cash flows generated during the completion of the transaction had a negative impact of €329 million on SFR’s cash (including the deconsolidation of Cegetel’s cash for €30 million). Given the recognition of the put option granted by SFR to SNCF as at December 31, 2004 (for the present value of the commitment at that date, i.e. €304 million) pursuant to IAS 32, this transaction had a favorable impact on the financial net debt of €97 million (including the deconsolidation of borrowings and other financial liabilities of Cegetel for €122 million).
Please refer to note 7 “Discontinued operations and assets held for sale” to the Consolidated Financial Statements as at December 31, 2005.
1.1.3 REINFORCEMENT OF THE PROGRAM OFFERINGS AND DISTRIBUTION OF CANAL+ GROUP IN 2005 AND 2004
In 2005, Canal+ Group continued to enhance program offerings for subscribers.
After obtaining exclusive rights to broadcast the French Professional Soccer League 1 for three seasons (2005-2008) in December 2004 for an annual cost of €600 million, Canal+ Group won, in August 2005, exclusive rights to broadcast the Champions League on pay-TV until the end of the 2008/2009 season. In addition, after signing, in May 2004, several agreements guaranteeing a stronger partnership with the French film industry (covering the period 2005-2009), and after extending, in November 2004, an agreement for first broadcast of all Twentieth Century Fox film features, Canal+ Group renewed its exclusive rights agreements with NBC Universal (January 2005), DreamWorks (January 2005), Spyglass (April 2005) and with Sony Pictures Television International (September 2005, including Columbia Pictures, TrisStar Pictures and Screen Gems).
In addition, in May 2005, the Conseil Supérieur de l’Audiovisuel (the French Broadcasting Authority) allocated four DTT channel authorizations to Canal+ Group: Canal+Cinéma, Canal+ Sport, i>Télé and Planète. On March 31, 2005, Canal+ began broadcasting unscrambled programs as part of the launch of free DTT services.
On November 4, 2005 Canal+ Group launched two pay-TV offerings on DTT. The first one, which included Canal+, Canal+Cinéma and Canal+Sport, was the only premium multi-channel offering available through plug-and-play. The second one, which included Planète, Canal J, Eurosport and Paris Première, was a low price thematic offering. In addition, Canal+ Group launched on October 15 the first general, unscrambled and 24/7 news channel on DTT: i>Télé.
1.1.4 ELEKTRIM TELEKOMUNIKACJA SITUATION IN 2005
Having consulted E.U. competition authorities in November 2005, Vivendi Universal acquired from Ymer, on December 12, 2005, the stakes it held in Elektrim Telekomunikacja (Telco) (2%) and in Carcom (1%), for a total cash consideration of €90 million. From that date, Vivendi Universal holds a 51% equity and voting interest in the both Telco and Carcom and fully controls these entities, now consolidated.
Telco / Carcom’s only asset is a 51% investment in the Polish mobile telecom company PTC. Due to the legal dispute opposing Telco, Vivendi Universal, Deutsche Telekom and Elektrim SA, the uncertainty surrounding the ownership of PTC prevents Telco / Carcom to exercise its joint control on PTC, as provided in the Company’s

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bylaws. This situation demands that Vivendi Universal no longer consolidates its stake in PTC. Please refer to Notes 2.3 and 30 to the Consolidated Financial Statements as at December 31, 2005.
As at December 31, 2005, the simplified organization chart of Telco and PTC is as follows:
Taking into consideration the acquisition of an additional stake in December 2005, Vivendi Universal has invested €1,966 million in Telco / PTC (capital and current accounts including capitalized interest). As at December 31, 2005, given the impairment losses recorded since the end of 2001, the net book value of Vivendi Universal’s investment in PTC is €531 million.

1.1.5	CANAL+ AND TPS DRAFT COMBINATION AGREEMENT ANNOUNCED IN DECEMBER 2005 AND SIGNED IN JANUARY 2006 AND LAGARDÈRE DRAFT AGREEMENT ANNOUNCED IN FEBRUARY 2006
Canal+ and TPS draft combination agreement:
After consulting the relevant labor relations committees, Vivendi Universal, TF1 and M6 signed on January 6, 2006, a combination agreement of the pay-TV operations in France and other French-speaking territories of Canal+ Group and TPS. The new group will be controlled by Vivendi Universal. This agreement is subject to consultations with the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority) and to the approval of French antitrust authorities. Upon completion of the transaction, Vivendi Universal would own 85% of the new group.
The terms of this combination (with the assumption that the Lagardère draft agreement described below is realized) are the following:
•	During the first stage, on January 6, 2006, Vivendi Universal paid TF1 and M6 an advance of €150 million, corresponding to a stake of 15% in TPS after cancellation of the debt of TPS and its transformation from a S.N.C. into a S.A. In addition, TF1 and M6 agreed to divest TPS to Vivendi Universal, directly or via Canal+ Group. Until the completion of the transaction, Canal+ Group and TPS retain their management autonomy.

•	During a second stage, after the approval by antitrust authorities, the €150 million advance, plus interest, would be repaid to Vivendi Universal. TF1’s and M6’s interests in the new group “Canal+ France” would be 9.9% and 5.1%. The new group “Canal+ France” would comprise Canal+ Group and TPS, by way of an exchange of shareholding without cash payment. The balance would be shared between Vivendi Universal and Lagardère.

•	However, if Vivendi Universal decides that there is finally no combination agreement, Vivendi Universal would keep a stake of 15% in TPS for its initial advance of €150 million, and would compensate TF1 and M6 for an amount of €100 million.

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•	Under certain circumstances strictly defined and related to the conditions of the approval of antitrust authorities, Vivendi Universal could acquire TF1’s and M6’s stake in TPS for €900 million (plus interest) or could choose not to finalize the combination, under the circumstances described hereabove.

•	Moreover, TF1 and M6 would benefit, for a minimum of 3 years after the completion of the transaction, of a put option granted by Vivendi Universal on their 15% stake in the new group. The price of this option would be based on the market value, as determined by a third-party valuation expert, with a minimum guarantee of €1,130 million for 15% of the new group of pay-TV in France, that is €7.5 billion for 100%.
The scope of the new group of pay-TV in France corresponds to 100% of CanalSat and TPS, 49% of Canal+ S.A., MultiThématiques and MediaOverseas. Vivendi Universal communicated on this scope using the name “Canal+France”. The assets not included in the “Canal+France” scope are StudioCanal, Cyfra+, Canal+ Régie, PSG and i>Télé, on which Vivendi Universal would benefit from their potential increase in value.
The new group “Canal+France” would be a major player on the French broadcasting market. It would reinvigorate and broaden the French pay-TV market, offering its subscribers and future subscribers a significantly enriched and improved offer. The combination of the two platforms would enable various savings, notably in terms of subscriber acquisition costs and marketing costs and the acquisition of television rights.
From an accounting standpoint, the €150 million advance will be recorded as current financial asset. When the new group is created, the transaction would be recorded as the acquisition by Canal+ Group of 85% of TPS, which would be fully consolidated, and the dilution by 15% of Vivendi Universal in Canal+ Group share capital. The put option, granted by Vivendi Universal, to TF1 and M6 would be accounted for as a financial liability of €1,130 million.
Draft agreement with Lagardère:
In February 2006, Lagardère, Vivendi Universal and Canal+ Group announced a draft agreement in accordance with the terms intended in the combination agreement with TF1 and M6. By this draft agreement, Lagardère, which is a partner of Canal+ Group within CanalSat, will become a shareholder of the group “Canal+France” including the pay-TV operations of Canal+ Group and TPS, with no dilution of the investments of TF1 and M6.
Lagardère would acquire a 20% stake by transferring its 34% shareholding in CanalSat and by buying additional shares of an entity corresponding to “Canal+France” scope, pay-TV in France, for an amount of €525 million in cash.
If these two transactions are completed, the structure of the new group would be as follows:
For more information about ownership and voting interests in these entities, please refer to Note 31 to the Consolidated financial statements as at December 31, 2005.
Lagardère would also have the benefit of a call option covering a further 14% of the new company, exercisable 3 years after the completion of the transaction. At that time, the exercise price of the options would be equal to market value or a minimum amount of €1.05 billion corresponding to a valuation of €7.5 billion for 100% of the temporarily named “Canal+ France”.
In addition, Lagardère will have an exit right in the following cases:

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•	The right to obtain liquidity for its stake via an IPO, under certain circumstances;

•	Under certain other circumstances, linked to the approval of TPS by anti-trust authorities and to Lagardère’s specific assets, Lagardère has the right to exit from CanalSat by selling before December 31, 2006 its entire stake to Vivendi Universal / Canal+ Group for €985 million (including €126 million for its pro-rata share of cash).
This draft agreement is subject to consultation with the relevant labor relations and employee representative committees, and to the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority). It is also subject to the approval of the antitrust authorities.
The objective is that the new group, which will in particular hold 100% of CanalSat and TPS, be put in place in the third quarter of 2006.
In any event, Vivendi Universal would, directly or indirectly, retain the majority of the share capital, as well as exclusive control of the new group. Terms of the put option to TF1 and M6 would remain unchanged.
1.1.6 2005 DIVESTITURES
Canal+ Group: Unwinding of MultiThématiques/ Lagardère cross-shareholdings – February 2005
In January 2005, Canal+ Group and Lagardère Group announced a new agreement to end their joint participation in MultiThématiques (which is wholly-owned by Canal+ Group) and Lagardère Thématiques. This transaction, which closed on February 11, 2005, increased financial net debt by €20 million (corresponding to the acquisition of 30% of MultiThématiques for €71 million and to the divestiture of 49% of Lagardère Thématiques for €51 million) and generated a capital gain of €26 million.
Canal+ Group: Withdrawal from NC Numéricâble / Ypso – March 2005, December 2005 and January 2006
In 2005 and early 2006, Canal+ Group withdrew from NC Numéricâble by divesting, in two stages, its entire stake to a consortium including an investment fund, Cinven, and a cable operator, Altice.
During the first stage, signed in December 2004 and closed on March 31, 2005, Canal+ Group kept approximately 20% in Ypso, a cable operator resulting from the merger between NC Numéricâble and France Télécom’s cable operations and certain assets of TDF. Canal+ Group’s proceeds from the divestiture amounted to an enterprise value of €96 million (including adjustments to the number of networks actually transferred). Net of divestiture fees and a €37 million loan granted by Canal+ Group to the new operator, the positive impact on financial net debt amounted to €52 million. Given the adjustment in value realized in 2004, the capital loss on this divestiture was a loss of approximately -€13 million.
In January 2006, Canal+ Group completed the divestiture of its remaining 20% stake in Ypso to Cinven-Altice for an amount of €44 million. Beforehand, in December 2005, Canal+ Group sold to Ypso its preferred shares without voting rights and Ypso fully reimbursed the company loan granted by Canal+Group (capital gain of €29 million and positive impact of €76 million on financial net debt, including €39 million including accrued interest for the loan reimbursement).
As a whole, the withdrawal from NC Numéricâble / Ypso resulted, for Canal+ Group, in a positive impact on financial net debt +€167 million and a capital gain of +€73 million, after taking into consideration depreciations recorded in 2004.
UMG: Divestiture of CD and DVD manufacturing facilities in the United States and Germany – May 2005
In May 2005, UMG divested its CD and DVD manufacturing and distribution facilities in the United States and Germany to Entertainment Distribution Company, LLC (“EDC”), a division of Glenayre Technologies, Inc. This transaction had no material impact on Vivendi Universal’s earnings from operations as at December 31, 2005, after taking into account the cost of externalizing related pension obligations. This transaction had a negative cash

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impact in the year ended December 31, 2005 reflecting the net of the selling price, certain post-closing adjustments of the selling price and the cash cost of externalizing the related pension obligations. Under the terms of the supply contracts entered into as part of the transaction, EDC is obligated to give UMG rebates of at least €37 million between 2005 and 2014.
Divestiture of Vivendi Universal’s stake in UGC – December 2005
In December 2005, when the call was exercised by the family shareholders of UGC, Vivendi Universal completed the divestiture of the 37.8% stake representing 40% of the voting interests, previously equity-accounted, held in UGC S.A.’s share capital for an amount of €89 million (including interests). The price may be adjusted depending on the date of a future sale by UGC family shareholders within various periods of exercise of the call. During 2005, Vivendi Universal received €54 million in cash, the remaining approximately €34 million are due between 2006 and 2008. This transaction generated a capital gain of €10 million.
1.1.7 OTHER 2005 TRANSACTIONS
IACI exited Vivendi Universal Entertainment (VUE). IACI and Vivendi Universal agreed to end litigation – June 2005
On June 7, 2005, Vivendi Universal, NBC Universal (NBCU) and InterActiveCorp (IACI) unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. The unwinding of IACI’s interests was funded in part through (i) capital contributions of $160 million by Vivendi Universal, through its subsidiary Universal Studios Holding Corp., (ii) the sale of treasuries (negotiable U.S. Government debt obligations, backed by its full faith and credit) applied for the defeasance of the covenants of the VUE Class A preferred interests and (iii) the exchange of 56.6 million shares of IACI stock securing the put/call rights relating to the VUE Class B preferred interests. As a consequence of this exchange, Vivendi Universal renounced to the after tax benefit related to the increase of IACI’s stock price above $40.82 per share in May 2022. Vivendi Universal’s obligations to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of the theme parks were eliminated.
As part of the unwinding, Vivendi Universal and IACI also agreed to terminate their pending tax dispute. In addition, Vivendi Universal and General Electric (GE) agreed to defer by one year, to January 2007 and May 2010, respectively, the dates on which Vivendi Universal may first exercise its rights to monetize its equity interest in NBCU over time at fair market value, and on which GE may exercise its call right on Vivendi Universal’s equity interest in NBCU.
The impact of this transaction on Vivendi Universal’s statement of earnings was a gain of €194 million for the year ended December 31, 2005.
Vivendi Universal proceeded to the early termination of the derivative structure affecting 5% of the share capital of Veolia Environnement – October 2005
On October 25, 2005, Vivendi Universal agreed with Société Générale to the early termination of the derivative structure (collar option) affecting 5% of the share capital of Veolia Environnement (20,321,100 shares) which was set up in December 2004.
As part of the divestiture of 15% of Veolia Environnement’s share capital on December 2004, Vivendi Universal agreed with Société Générale to a derivative transaction on a notional commitment representing 5% of Veolia Environnement’s share capital allowing Vivendi Universal to benefit, within a three years period, from Veolia Environnement’s share price increase beyond €23.91. This derivative structure was earlier closed in October 2005. Given the increase of the Veolia Environnement share price by reference to the exercise price of the collar option set in December 2004, the termination of this instrument resulted in financial income of €115 million in 2005, definitively acquired by Vivendi Universal, corresponding to the gross proceeds of the transaction (€208 million, net of fees) less the carrying value of the collar option as at January 1, 2005 (€93 million).
This transaction had no impact on the Group’s adjusted net income.

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Upon completion of the transaction, Vivendi Universal retained its remaining stake of 5.3% in the share capital of Veolia Environnement (21,522,776 shares) and committed not to sell those shares for a period of three months (corresponding to January 24, 2006).
Vivendi Universal also holds 218 255 690 Veolia Environnement warrants at 55 euros expiring in March 2006.
Partial redemption of bonds exchangeable into Sogecable shares – November and December 2005
In November and December 2005, Vivendi Universal opted for the early redemption of €363 million of bonds exchangeable into Sogecable shares with an exchange ratio of 1.0118 share for 1 bond. Vivendi Universal delivered 12 540 403 Sogecable shares to bond holders. As at December 31, 2005, the balance of this borrowing amounted to €242 million, Vivendi Universal holding 8 340 850 Sogecable shares. This transaction generated a capital gain of €256 million recorded as financial income, and had no impact on the Group’s cash position.
1.1.8 EVENTS OCCURRED SINCE DECEMBER 31, 2005
Purchase of the 7.7% stake held by Matsushita Electric Industrial (MEI) in Universal Studios Holding Corp (USH) – February 2006
In February 2006, Vivendi Universal finalized the acquisition of the 7.659% minority interest which Matsushita Electric Industrial Co, Ltd (MEI) held in Vivendi Universal’s subsidiary, Universal Studios Holding I Corp. (USHI) for a purchase price of $1,154 million. USHI is a holding company located in the United States, 92.341% owned and 100% controlled by Vivendi Universal. Its assets correspond to Vivendi Universal’s main stakes in the United States (excluding Vivendi Universal Games): 100% in Universal Music Group (UMG) and 20% of NBC Universal (NBCU). Thanks to this transaction, Vivendi Universal increased its economic interest from 92.3% to 100% in UMG and from 18.5% to 20% in NBCU respectively.
This transaction resulted in a $1,154 million increase (or approximately €960 million) in financial net debt.
Investment in 19.9% of the voting capital of Amp’d – February 2006
Further to the Amp’d share capital increase, Vivendi Universal and UMG brought their interest in the share capital of Amp’d to 19.9% in the United States. Amp’d is an aggregator and creator of generation multi-media mobile content over a customized user interface platform and also a mobile virtual network operator (MVNO) offering 3G telephony and content services nation wide in the US.
Amp’d has developed handsets that allow music and video downloading over the cellular network or the internet. The Vivendi Universal group supplies music and video clips, mobile games and video/programming through its business units UMG, Vivendi Universal Games and through NBCU.
Vivendi Universal’s total investment amounts to €47 million.
Submission of a bid for Tunisia Telecom
Vivendi Universal is one of a number of bidders who will likely submit a bid on March 7, 2006 for a 35% equity stake in Tunisia Telecom being sold by the Tunisian Government under a public auction process. Tunisia Telecom is the sole operator of fixed telephony voice services in Tunisia, and the leading Tunisian mobile operator ahead of its sole competitor, Tunisiana. Tunisia Telecom also offers internet access and data services.
1.2 2004 developments
In 2004, Vivendi Universal notably completed the admission to the French Consolidated Global Profit Tax System, the strategic alliance between VUE and NBC to form NBC Universal and the divestiture of 15% out of the 20.3% stake held in Veolia Environnement.

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1.2.1	PERMISSION TO USE THE FRENCH CONSOLIDATED GLOBAL PROFIT TAX SYSTEM AS OF JANUARY 1, 2004
On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including tax losses carried forward as at December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France.
Subsidiaries in which Vivendi Universal owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ S.A., fall within the scope of the Consolidated Global Profit Tax System, including, but not limited to Universal Music Group, Vivendi Universal Games, CanalSat, SFR and as of January 1, 2005 Maroc Telecom. The 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as at December 31, 2003, which, combined with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System, enables Vivendi Universal to maintain its capacity to use ordinary losses carried forward.
As at December 31, 2005, Vivendi Universal S.A. recognized in its 2005 earnings a current tax saving of €507 million. In addition, a deferred tax asset of €580 million was recognized in respect of expected tax savings for 2006. Given the reversal of the deferred tax asset recognized in 2004 in the amount of expected tax savings in 2005 (€492 million), the net change in deferred tax assets relating to the Consolidated Global Profit Tax System in 2005 was €88 million.
As at December 31, 2004, Vivendi Universal S.A. recognized in its 2004 earnings the expected tax savings relating to 2004 fiscal year (€464 million) and a deferred tax asset relating to the expected tax savings for 2005 (€492 million).
For an analysis of the impact of the Consolidated Global Profit Tax System on the 2004 – 2005 earnings, please refer to section 3 “Statement of earnings in 2005 and 2004 — IFRS” and to Note 6 “Tax expense as at December 31, 2005 and 2004” to the Consolidated Financial Statement as at December 31, 2005.

1.2.2	COMBINATION OF VUE AND NBC TO FORM NBC UNIVERSAL (NBC-UNIVERSAL TRANSACTION) – MAY 2004
A description of the transaction is also presented in notes 2.4 and 7.2 to the Consolidated Financial Statements as at December 31, 2005.
On October 8, 2003, General Electric (GE) and Vivendi Universal announced the signing of a definitive agreement1 for the combination of the respective businesses of the National Broadcasting Company (NBC) and Vivendi Universal Entertainment LLLP (VUE) to form NBC Universal (NBCU). The transaction, which completed on May 11, 2004, resulted, from an accounting standpoint in the divestiture of 80% of Vivendi Universal’s interest in VUE for an amount of €8,002 million (corresponding to gross cash proceeds of €3,073 million and value of interests received in NBC of €4,929 million, before Universal Studios Holding Corp. (USH) minority interests) and in the concurrent acquisition of a 20% interest in NBC (for €4,929 million). The new company, called NBC Universal, is 80% owned and controlled by GE, with 18.5% owned and 20% controlled by Vivendi Universal (through its subsidiary, USH) as presented in the following organizational chart:

[1]	Main shareholder agreements entered into with GE relating to the NBC-Universal transaction are available at http://finance.vivendiuniversal.com.

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(*) Before the closing of the NBC-Universal transaction, Vivendi Universal exercised the call option on Barry Diller’s 1.5% stake in VUE for $275 million (€226 million).
(**) The MEI’s 7.659% minority interest has been repurchased, please refer to section 1.1.8.
VUE’s assets divested as part of the transaction included Universal Pictures Group, Universal Television Group, Universal Studios Networks as well as interests in five theme parks.
NBCU’s assets mainly include: the NBC Television Network, Universal Pictures studios, television production studios (NBC Studios and Universal Television), a portfolio of cable networks, several NBC local stations, Spanish-language TV broadcaster Telemundo and its Telemundo local stations, and interests in five theme parks.
Net income and expenses of VUE from January 1, 2004 to May 11, 2004, date of the closing of the transaction, were therefore deconsolidated and presented netted, in the amount of 80% in earnings from discontinued operations and in the amount of 20% in income from equity affiliates.
As part of the NBC-Universal transaction, GE paid to USH, on May 11, 2004, $3.65 billion (€3.073 billion) of cash consideration. The cash consideration received by Vivendi Universal amounted to €2,926 million, net of divestiture fees and of the amount paid to MEI. Vivendi Universal (i) was responsible for the cost of the defeasance of covenants of the VUE Class A preferred interests (€657 million; i.e., €607 million after minority interests), (ii) is responsible for the net costs of the dividends of 3.6% per annum on the VUE Class B preferred interests (€298 million; i.e., €275 million after minority interests) and (iii) will receive from NBCU, when certain put/call rights relating to the VUE Class B preferred interests are exercised, the potential after-tax economic benefit related to the divestiture of the 56.6 million shares of IACI stock transferred to NBCU as part of the NBC Universal transaction (above $40.82 per share). Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, commitments related to exclusive businesses of the agreement for the combination and other matters customary for a transaction of this type.
On June 7, 2005, Vivendi Universal, NBCU and IACI unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. As part of this transaction, Vivendi Universal’s obligations abovementioned to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the disposition of Universal Parks and Resorts were eliminated. Vivendi Universal renounced to the after tax benefit related to the increase of IACI’s stock price above $40.82 per share in May 2022. For more details, please refer to section 1.1.7. “Other 2005 transactions”.
As part of the agreements, Vivendi Universal is entitled to sell its stake in NBCU under mechanisms providing for exits at fair market value, the timing of which has been deferred by one year as part of the June 2005 VUE restructuring. As a result, Vivendi Universal will be able to sell its shares on the market beginning in 2007, for an amount up to $3 billion in 2007 and $4 billion in 2008 and each year thereafter. GE will have the right to pre-empt any of Vivendi Universal’s sales to the market. Under certain circumstances, if Vivendi Universal does exercise its right to sell its shares on the market and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on May 11, 2010, GE will have the

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right to call either (i) all of Vivendi Universal’s NBCU shares or (ii) $4 billion of Vivendi Universal’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction (i.e. $8.3 billion). If GE calls $4 billion, but not all, of Vivendi Universal’s NBCU shares, GE must call the remaining NBCU shares held by Vivendi Universal by the end of the 12-month period commencing on May 11, 2011.
In addition to the exit rights, as part of the agreements with GE, Vivendi Universal has certain veto, board designation, information and consent rights in NBCU. Vivendi Universal currently holds three out of 15 seats on the board of directors of NBCU. Vivendi Universal’s governance rights in NBCU may terminate, under certain circumstances, upon a change in control of Vivendi Universal.
The divestiture of 80% of Vivendi Universal’s interests in VUE generated a capital gain of €707 million, net of a €244 million tax impact.
The acquisition cost of the 20% stake in NBC received by USH, corresponded to the fair value of this stake as defined in the VUE/NBC combination agreement, i.e., €4,929 million ($5,854 million). The book value of the NBC assets acquired amounted to €738 million ($877 million).
In addition, in the context of the NBC-Universal transaction, Vivendi Universal has expanded VUE’s relationship with DreamWorks Pictures for seven years. In addition, UMG acquired DreamWorks Records for €94 million in January 2004. The label’s roster and catalog are comprised of rock and pop, country, urban, film scores and soundtracks, and Broadway cast recordings.

1.2.3	DIVESTITURE OF 15% OF VEOLIA ENVIRONNEMENT, PART OF VIVENDI UNIVERSAL’S 20.3% STAKE – DECEMBER 2004
In December 2004, Vivendi Universal disposed of 15% of Veolia Environnement, part of its 20.3% stake in Veolia Environnement through three transactions: (i) 10% were placed under an accelerated book building procedure by institutional investors for total proceeds of €997 million (€24.65 per share) on December 9, (ii) 2% were sold to Veolia Environnement for €195 million (€23.97 per share) and (iii) 3% were sold to Société Générale for €305 million (€24.65 per share).
The last two transactions were carried out following the non-exercise of the call options granted by Vivendi Universal in November 2002 to certain institutional shareholders of Veolia Environnement relative to Vivendi Universal’s stake in that company. The exercise price was €26.50 per share. As these options expired on December 23, 2004, the related premium recorded as a deferred income in the amount of €173 million in December 2002 was recorded as a financial income in the Consolidated Statement of Earnings on their expiry date.
Overall, Vivendi Universal received a total amount of €1,497 million in these transactions, generating a capital gain of €1,606 million before tax (€1,445 after tax). From a tax standpoint, the associated capital gain of €477 million was offset by Vivendi Universal’s current capital losses and, therefore, did not result in any cash capital gain tax.
Veolia Environnement, which was fully consolidated until December 31, 2002 and accounted for using the equity method thereafter, was fully deconsolidated on December 9, 2004. Currently, Vivendi Universal retained 5.3% of Veolia Environnement.
In addition, Vivendi Universal and Société Générale entered into a 3-year derivative transaction that enables Vivendi Universal to benefit from any potential capital gains on 5% of Veolia Environnement over a price of €23.91 per share. In October 2005, this derivative was settled before maturity. Please refer to section 1.1.7. “Other 2005 transactions”.
At the same time, in order to finalize the financial separation from its former subsidiary, Vivendi Universal decided to substitute a third party in its guarantee commitments with respect to network renewal costs, granted to Veolia Environnement in June 2000 and in December 2002.
For this purpose, on December 21, 2004, Vivendi Universal signed a contract of full assignment with Veolia Environnement and a third party to transfer all its residual obligations towards Veolia Environnement. As a result, Vivendi Universal paid the third party a balance of €194 million corresponding to the present value on that day of the maximum exposure until 2011 (including 2004 renewal costs of €35 million). The costs for 2004 were accounted for as an operating expense. The remaining balance was recorded as other financial charges and income.

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1.2.4	LISTING OF MAROC TELECOM ON THE CASABLANCA AND PARIS STOCK EXCHANGES – DECEMBER 2004
Listing of Maroc Telecom on the Casablanca and Paris Stock Exchanges – The shares of the historical telecom operator in the Kingdom of Morocco have traded on the Casablanca Stock Exchange and the Euronext Paris S.A. Premier Marché since December 13, 2004. The introduction price was fixed at MAD 68.25 per share (€6.16 per share based on the dirham/euro exchange rate as at December 10, 2004). As at December 31, 2004, the market price was €8.41 per share.
130,985,210 common shares were sold by the Kingdom of Morocco as part of the offer, representing 14.9% of Maroc Telecom’s share capital.
Full Consolidation of Mauritel by Maroc Telecom since July 1, 2004 – Mauritel, previously equity-accounted, has been fully consolidated by Maroc Telecom since July 1, 2004.
For the second half of 2004, Mauritel generated revenues and earnings from operations of €34 million and €11 million, respectively. For more details, please refer to Note 30 “Significant subsidiaries as at December 31, 2005 and 2004” to the Consolidated Financial Statements as at December 31, 2005.

1.2.5	COMPLETION OF THE ASSET DIVESTITURE PLAN: VIVENDI UNIVERSAL DISPOSED OF APPROXIMATELY €1.1 BILLION IN ASSETS (EXCLUDING THE NBC-UNIVERSAL AND VEOLIA ENVIRONNEMENT TRANSACTIONS) IN 2004
Canal+ Group
•	Sportfive – In March 2004, RTL Group and Canal+ Group signed an agreement with Advent International for the divestiture of their interests in Sportfive. Before signing the agreement, Canal+ Group and RTL Group acquired on March 31, 2004, Jean Claude Darmon’s approximate 4.9% stake in Sportfive for a total of €60 million (including a price adjustment of €5 million). The sale to Advent International of the 48.85% stake in Sportfive held by Canal+ Group, for which the group received €274 million in cash, was completed on June 25, 2004. This divestiture generated a capital gain of €38 million (including a €22 million provision reversal).

•	Canal+ Group completed, among other things, the divestiture of the companies of StudioExpand’s “flux-divertissement” business in June 2004 and Canal+ Benelux in August 2004 for a total amount of €42 million (the deconsolidation of the cash held by these companies, as well as the payment of a litigation had a €26 million unfavorable impact on financial net debt). These divestitures generated a capital gain of €65 million (net of a €24 million provision reversal).

•	Quai André Citroën Headquarters – In September 2004, Canal+ Group completed the divestiture of its former headquarters at Quai André Citroën for €108 million. This divestiture generated a capital gain of €13 million.
Non-core operations
Vivendi Telecom International (VTI)
•	Kencell – In May 2004, Vivendi Universal sold its 60% stake in Kencell, Kenya’s No. 2 mobile phone operator, for a cash amount of $230 million (€190 million). The stake was sold to Sameer Group, the owner of the remaining 40% stake, after it exercised its pre-emptive rights. This divestiture generated a capital gain of €39 million (net of a €7 million provision accrual).

•	Monaco Telecom – In June 2004, Vivendi Universal sold to Cable and Wireless its 55% stake in Monaco Telecom for a total consideration of €169 million in cash (including a €7 million dividend distribution). This divestiture generated a capital loss of €4 million (net of a €5 million provision accrual).

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Completion of the Total Withdrawal from Publishing Operations: Divestiture of Brazilian Publishing Operations — February 2004
Vivendi Universal divested its interest in Atica & Scipione, publishing operations in Brazil, for a total consideration of €32 million. This divestiture generated a capital loss of €8 million.
Divestiture of United Cinema International (UCI) — October 2004
Vivendi Universal and Viacom completed the divestiture of their respective 50% stakes in European operations of the UCI Cinemas group to Terra Firma. In addition, UCI Group divested its 50% stake in UCI Japan to Sumitomo Corporation (50% of transaction proceeds were paid by UCI Cinemas to Vivendi Universal). As part of these transactions, Vivendi Universal received €170 million. These transactions generated a capital gain of €64 million.
1.2.6 OTHER 2004 TRANSACTIONS
•	Divestiture of two Philip Morris Towers — In June 2004, the divestiture of the Cèdre (27,000 m2) and the Egée (55,000 m2) towers located at La Défense, Paris, resulted in a reduction in Vivendi Universal’s off balance sheet commitments related to the long-term leases signed with Philip Morris in 1996, by €270 million. In addition, the reimbursement of the different participating loans and/or guarantees granted by Vivendi Universal led to a net cash inflow of €84 million.

•	UMG: divestiture of the stake held in VIVA Media — In August 2004, UMG sold its stake of approximately 15% in VIVA Media to Viacom for a total consideration of €47 million. This divestiture generated a capital gain of €26 million.

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2 First time adoption of IFRS
2.1 Compliance with accounting standards
The consolidated financial statements for Vivendi Universal S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS).
Vivendi Universal prepared the 2005 consolidated financial statements and the 2004 comparative financial statements adopting:
1.	All mandatory IFRS/IFRIC (International Financial Reporting Interpretations Committee) standards and interpretations as at December 31, 2005. All these standards and interpretations, as applied by Vivendi Universal, have been adopted by the EU.

2.	As at January 1, 2004:

•	IAS 32 and 39 on financial instruments. Vivendi Universal is not concerned by any sections of IAS 39 not adopted by the EU. Vivendi Universal has consequently applied IAS 39 in full to its 2004 comparative financial statements and its 2005 consolidated financial statements;

•	IFRS 5, which requires the reclassification as assets held for sale or discontinued operations of activities whose divestiture has been decided.

•	Revised IAS 19 which notably requires the provision of additional information on employee benefit plans.

3.	The following options, pending publication of an IASB or IFRIC text on the matter:

•	In the absence of guidance provided by the IFRS, in the event of acquisition of an additional interest in a subsidiary, Vivendi Universal recognizes the excess of the acquisition cost over the carrying amount of minority interests acquired as goodwill.

•	Put options granted by Vivendi Universal to the holders of minority interests in its subsidiaries are reported, in accordance with IAS 32, as financial liabilities at the present value of the purchase consideration.

In the absence of guidance provided by IFRS 3 on business combinations and pending publication of an IASB/IFRIC text, Vivendi Universal records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the purchase consideration, and the subsequent change in this present value (with the exception of the undiscounting effect or expected losses) through goodwill.

•	Pending an IFRIC interpretation, Vivendi Universal does not accrue loyalty coupons granted to customers of SFR and Maroc Telecom for the replacement of their mobile phone, which do not result in an additional cost. In effect, these bonuses do not represent a benefit greater than that granted to new customers at the inception date of a contract. Loyalty coupons convertible into free services are accrued.

2.1.1	DESCRIPTION OF ACCOUNTING OPTIONS RELATING TO THE FIRST ADOPTION OF IFRS
2004 comparative financial information has been prepared in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”. Retrospective application on the opening statement of financial position of the accounting policies retained for the preparation of provisional financial information is the general principle of adjustment. The impacts of these adjustments are recognized directly in equity.

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Certain exemptions to the general principle of retrospective application of assets and liabilities, available under IFRS 1, have been retained by the Group:
Business combinations
In accordance with the provisions of IFRS3, Vivendi Universal decided not to restate business combinations prior to January 1, 2004.
Cumulative unrecognized actuarial gains and losses
In accordance with the provisions of IFRS 1, Vivendi Universal decided to record on January 1, 2004 unrecognized actuarial gains and losses relating to pension and post-retirement and other employee and post-employment benefit obligations against consolidated equity.
Cumulative translation differences
In accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”, Vivendi Universal decided to reverse the accumulated foreign currency translation adjustments against retained earnings as at January 1, 2004. These foreign currency translation adjustments resulted from the translation into euro of the financial statements of subsidiaries with foreign currencies as their functional currency. Consequently, on the subsequent divestiture of the subsidiaries, affiliates or joint ventures, whose functional currency is not the euro, as the case may be, these adjustments are not taken to earnings.
Revaluation of certain intangible assets and property, plant and equipment at fair value
Vivendi Universal has chosen not apply the option provided in IFRS 1, involving the remeasurement, as at January 1, 2004, of certain intangible assets and property, plant and equipment at their fair value at that date.
Share-based compensation
In accordance with the provisions of IFRS 1 with respect to IFRS 2, concerning share-based compensation, Vivendi Universal has decided to adopt IFRS 2 with retrospective effect as at January 1, 2004. As such, all plans for which rights remained to be vested as at January 1, 2004 are recognized (please refer to paragraph 2.1.2, below).
For all other IFRS standards, any adjustment of the carrying value of assets and liabilities as at January 1, 2004 was made retrospectively as if IFRS used to prepare the 31 December, 2005 financial statements have always been applied.

2.1.2	CHANGES FROM THE LAST PUBLICATION OF 2004 IFRS PRELIMINARY INFORMATION IMPACTING 2004 IFRS COMPARATIVE FINANCIAL INFORMATION
The note “IFRS 2004 transition” was published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005. This 2004 comparative financial information relating to the IFRS transition presented as preliminary information the expected quantifiable impact of the IFRS adoption on the statement of financial position as at the transition date, January 1, 2004, the financial position as at December 31, 2004 and the financial performance for the year 2004.
Since this publication, besides the consequences of the IFRS 5 application to operations divested since January 1, 2005, several new options were taken in the standards applied and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as at January 1, 2004, the comparative statement of financial position as at December 31, 2004, as well as the year 2004 comparative statement of earnings in order to homogenize the presentation with the consolidated financial statements for the year ended December 31, 2005.
The definitive reconciliation of the financial statements prepared under French GAAP and the IFRS consolidated financial statements are presented in the note 33.

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Discontinued operations (please refer to note 7 to the consolidated financial statements for the year ended December 31, 2005)
As a consequence of the combination of Cegetel, a 65% owned subsidiary by SFR, with Neuf Telecom announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as discontinued operations pursuant to IFRS 5 – paragraph 34. Consequently, net earnings and expenses of Cegetel were deconsolidated from January 1, 2004 and presented in the amount of 71.8% in earnings from discontinued operations and in the amount of 28.2% in income from equity affiliates. The impact of this change in presentation of IFRS earnings from operations for the years 2005 and 2004 is an increase of +€94 million and +€72 million respectively, due to the reclassification of Cegetel losses from operations. Earnings, attributable to equity holders of the parent remained unchanged.
Treatment of stock options (please refer to note 19 to the consolidated financial statements for the year ended December 31, 2005)
Transitional provisions of IFRS 1 with respect to IFRS 2
Pursuant to the transitional provisions of IFRS 1 with respect to IFRS 2 concerning share based compensation, the Group only applied IFRS 2 to instruments granted after November 7, 2002 and for which the rights vesting period extends beyond December 31, 2003. This option was elected for the 2004 IFRS comparative financial information and the 2005 interim financial statements. In the fourth quarter of 2005, Vivendi Universal elected for retrospective application of IFRS 2 as of January 1, 2004. Consequently, all share based payment transactions for which rights remained to be vested as at January 1, 2004 are now recognized. This change in option proposed by the transitional provisions of IFRS 1 with respect to IFRS 2 led to an additional charge of -€4 million in 2005 and -€21 million in 2004 impacting earnings from operations and earnings, attributable to equity holders of the parent.
Option contemplated by IFRIC D17 interpretation “Group and Treasury Share Transactions” on the allocation of treasury shares within the Group
Furthermore, while in the comparative 2004 IFRS financial information and the 2005 interim financial statements share based payment cost (stock options and group saving plans) was totally allocated to “Holding & Corporate” segment, in the fourth quarter of 2005, Vivendi Universal elected for the option considered by IFRIC D17 interpretation on the allocation of treasury shares within the Group. Consequently, share based compensation cost has been allocated to each business segment on a prorata basis of the number of equity instruments (stock options or share subscription options granted through the group saving plans) held by their executives and employees. This option has no impact on the 2005 and 2004 consolidated earnings from operations and earnings, attributable to equity holders of the parent. On the other hand, in 2004, this option led to a positive impact of €23 million on the earnings from operations of the “Holding & Corporate” segment and a same amount negative impact on the earnings from operations of the other business segments, such as presented in the following table.
Presentation of cost of employee benefits (please refer to note 21 to the consolidated financial statements for the year ended December 31, 2005)
In the comparative 2004 IFRS financial information and the 2005 interim financial statements, the entire cost of employee benefits was presented as a charge recorded in earnings from operations. Looking at the peer companies policies (in particular telephone operators and musical content publishing and distribution companies), in the fourth quarter of 2005, Vivendi Universal decided to change its accounting treatment and to present the financial component of the cost of employee benefits as a financial charge or income. The financial component of this cost is composed on the one hand of the interest cost of the obligation made in the benefit of salaries and retired employees, and on the other hand of the expected return on plan assets. This change in presentation led to an improvement in earnings from operations (and as a result in adjusted net income) of €35 million in 2005 and €37 million in 2004 respectively, such as presented in the following tables, for a decline of financial income on the same amount. This change had no impact on the 2005 and 2004 earnings, attributable to equity holders of the parent.

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Summary table of impacts of adjustments on the 2004 IFRS Earnings from Operations:

Year Ended December 31, 2004		Reclassification			Reclassification of the
	IFRS Earnings from	of Cegetel SAS	Retrospective	Allocation of the share	financial component of
	operations as	as discontinued	application of	based payment cost	cost of pension and		IFRS definitive
	published as at April	operation	IFRS 2 (IFRS	to each business	retirements obligations		Earnings from
(in millions of euros)	14,2005	(IFRS 5, §34)	1, §25B, 25C)	segment (IFRIC D17)	(IAS 19, §119)	Other	Operations
Universal Music Group	€354	€—	€(5)	€—	€10	€—	€359
Vivendi Universal Games	(198)	—	(1)	(4)	—	—	(203)
Canal+ Group	197	—	(3)	(6)	—	—	188
SFR	2,273	72	(3)	(13)	—	3	2,332
Maroc Telecom	662	—	—	—	—	—	662
Holding & Corporate	(218)	—	(9)	23	27	(16)	(193)
Non core operations	89	—	—	—	—	(1)	88

Total Vivendi Universal	€3,159	€72	€(21)	€—	€37	€(14)	€3,233

2.1.3 OTHER RECLASSIFICATIONS WHICH OCCURED IN 2005
Exchange gains or losses relating to Maroc Telecom’s trade accounts payable and receivable were previously recorded in interest and other financial charges and income. They are now recorded in earnings from operations. Net foreign exchange gain for 2005 reclassified in earnings from operations amounted to € 10 million. The net foreign exchange loss for 2004, recorded in interest and other financial charges and income amounted to -€3 million.
2.2 Use of estimates

The preparation of consolidated financial statements in compliance with IFRS requires Group management to make certain estimates and assumptions that they consider reasonable and realistic. Despite regular reviews of these estimates and assumptions, based in particular on past achievements or anticipations, facts and circumstances may lead to changes in these estimates and assumptions which could impact the reported amount of Group assets, liabilities, equity or earnings. These estimates and assumptions notably relate to the measurement of deferred taxes, provisions, employee benefits, share-based compensation and certain financial instruments, revenue recognition as well as valuation of goodwill, other intangible assets and property, plant and equipment. They are detailed in the related paragraphs of note 1 to the consolidated financial statements for the year ended December 31, 2005.

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3 Statement of earnings in 2005 and 2004
3.1 Consolidated earnings review

CONSOLIDATED STATEMENT OF EARNINGS (a)			ADJUSTED STATEMENT OF EARNINGS (a)
	Year ended December 31,		Year ended December 31,
(In millions of euros, except per share amounts)	2005	2004	2005	2004
Revenues	€19,484	€17,883	€19,484	€17,883	Revenues
Cost of revenues	(9,898)	(9,100)	(9,898)	(9,100)	Cost of revenues

Margin from operations	9,586	8,783	9,586	8,783	Margin from operations

Margin from operations rate	49%	49%	49%	49%	Margin from operations rate
Selling, general and administrative expenses	(5,807)	(5,464)	(5,807)	(5,464)	Selling, general and administrative expenses
Other operating expenses	(33)	(86)	(33)	(86)	Other operating expenses

Earnings from operations	3,746	3,233	3,746	3,233	Earnings from operations
Other income from ordinary activities	75	89	75	89	Other income from ordinary activities
Other charges from ordinary activities	(170)	(25)
Income from equity affiliates	326	221	326	221	Income from equity affiliates

Earnings before interest, other financial charges and income and income taxes	3,977	3,518	4,147	3,543	Earnings before interest and income taxes
Interest	(218)	(406)	(218)	(406)	Interest
Other financial charges and income	619	1,226

Interest and other financial charges and income	401	820	(218)	(406)	Interest and other financial charges and income

Earnings from continuing operations before income taxes	4,378	4,338	3,929	3,137	Earnings from continuing operations before income taxes
Provision for income taxes	(204)	(292)	(787)	(724)	Provision for income taxes

Earnings from continuing operations	4,174	4,046	3,142	2,413	Earnings from continuing operations
Earnings from discontinued operations	92	777

Earnings	€4,266	€4,823	€3,142	€2,413	Adjusted net income

Attributable to :					Attributable to :
Equity holders of the parent	€3,154	€3,767	€2,078	€1,338	Equity holders of the parent
Minority interests	1,112	1,056	1,064	1,075	Minority interests

Earnings, attributable to the equity holders of the parent per share — basic (in euros)	€2.74	€3.29	€1.81	€1.17	Adjusted net income, attributable to the equity holders of the parent per share - basic (in euros)

Earnings, attributable to the equity holders of the parent per share — diluted (in euros)	€2.72	€3.27	€1.79	€1.16	Adjusted net income, attributable to the equity holders of the parent per share — diluted (in euros)

(a)	For a reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent, please refer to note 8 “Earnings per share for the years ended December 31, 2005 and 2004” to the Consolidated Financial Statements as at December 31, 2005.
Vivendi Universal’s adjusted net income, attributable to equity holders of the parent, amounted to €2,078 million (earnings per share of €1.81 basic and €1.79 diluted, respectively) in 2005 compared to €1,338 million (earnings per share of €1.17 basic and €1.16 diluted, respectively) in 2004. For a reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent, please refer to note 8 “Earnings per share for the years ended December 31, 2005 and 2004” to the consolidated financial statements as at December 31, 2005.
The €740 million improvement (+55%), in adjusted net income, attributable to equity holders of the parent, was achieved through:
•	+€513 million from growth in earnings from operations, notably due to a return to break-even at Vivendi Universal Games (+€ 244 million), return to growth at UMG (+€121 million) as well as ongoing profitability at SFR (+€90 million despite negative net impact of €-115 million of non recurring items in 2005) and at Maroc Telecom (+€100 million);

•	+€188 million from reduction in interest, resulting from the decrease in the average amount of borrowings as well as improved financing conditions;

•	+€105 million from the increase in income from equity affiliates;

•	+ €11 million from the decline in the stake of minority interests in earnings;

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Those positive effects were partially offset by the following items:
•	- €63 million from higher provisions for income taxes as a result of the improvement in taxable earnings (UMG, SFR, Maroc Telecom), offset by tax savings resulting from the utilization of ordinary losses carried forward in France and in the United States;

•	- €14 million from the reduction in other income from ordinary activities.
In 2005, earnings, attributable to equity holders of the parent improved to reach €3,154 million (earnings per share of €2.74 basic and €2.72 diluted, respectively) compared to €3,767 million in 2004 (earnings per share of €3.29 basic and €3.27 diluted, respectively).
Analysis of the main items of the consolidated statement of earnings, presented above
Revenues
2005 Vivendi Universal’s consolidated revenues amounted to €19,484 million compared to €17,883 million in 2004, representing an increase of €1,601 million.
On a comparable basis2, revenues amounted to €19,439 million compared to €18,237 million, an increase of 6.6% (+6.5% at constant currency). Each of the businesses contributed to this performance.
For an analysis of revenues by business segment, please refer to section 4 “Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004”.
Cost of revenues and margin from operations rate
In 2005, cost of revenues amounted to -€9,898 million (compared to -€ 9,100 million in 2004, that is a €798 million increase), and represented 51% of revenues, flat when compared to 2004. However, cost of revenues declined by €77 million by taking into consideration, for 2004, estimated mobile-to-mobile sales at SFR applying the 2005 rate (i.e. -€875 million3).
The margin from operations increased by €803 million to reach €9,586 million in 2005, mainly thanks to increased margin from operations at SFR3, VUG and Maroc Telecom. Margin from operations rate was flat at 49%. However, by taking into consideration for 2004, estimated mobile-to-mobile sales at SFR applying the 2005 rate, margin from operations rate increased by 2 percentage points (49% in 2005 compared to 47% in 2004). This increase was mainly due to improved margins at VUG, which strongly benefited from the immediately profitable launch of World of Warcraft, efficient cost control and taking into account the negative impact of non recurring costs associated to product cancellations and the write-off of certain titles.
Selling, general and administrative expenses
In 2005, selling, general and administrative expenses amounted to -€5,807 million compared to -€5,464 million in 2004, representing an increase of €343 million. The cost increase in 2005 was mainly due to the impact of the €220 million fine from the French Antitrust Council. Please refer to Note 29 to the Consolidated financial statements as at December 31, 2005.
Depreciation and amortization
Depreciation and amortization are part of either administrative and commercial expenses or cost of revenues. In 2005, depreciation and amortization amounted to -€1,525 million compared to -€1,654 million in 2004, representing a €129 million decrease. The improvement was mainly due to scope changes at UMG (divestiture of CD and DVD manufacturing facilities in the United States and Germany in May 2005) slightly offset by higher amortization costs at SFR, as a result of the commencement of the amortization period for the UMTS license beginning mid-June 2004.

[2]	For a definition of comparable basis, please refer to section 4.2 “Revenues, earnings from operations and cash flow from operations by business segment on a comparable basis for the years ended December 31, 2005 and of 2004”.

[3]	Mobile-to-mobile sales were not invoiced (income and expenses) between French mobile operators until December 31, 2004. They have been treated as an exchange of goods and services, the fair value of which was not determinable for the year ended December 31, 2004, and no revenues were recognized on these calls. Since 2005, these call terminations have been invoiced. As at December 31, 2004, the impact of estimated mobile-to-mobile sales amounted to €875 million on revenues and to -€875 million on cost of revenues.

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Other operating expenses
In 2005, other operating expenses amounted to -€33 million compared to -€86 million in 2004, representing a €53 million decrease. They mainly consisted of restructuring charges (primarily at Maroc Telecom and UMG), which amounted to -€51 million in 2005 compared to -€103 million in 2004.
Earnings from operations
In 2005, Vivendi Universal’s earnings from operations amounted to €3,746 million compared to €3,233 million in 2004.
This 15.9% increase (+€513 million) was achieved thanks to higher revenues (particularly at SFR, Maroc Telecom and Vivendi Universal Games), combined with efficient cost control within the Group (mainly at SFR, Vivendi Universal Games and UMG) and a reduction in restructuring costs (notably at UMG and Vivendi Universal Games). In 2005, earnings from operations were negatively impacted for -€115 million as a result of the €220 million fine from the French Antitrust Council being partly offset by the recording of favorable non-recurring items of €105 million. In 2004, earnings from operations included non-recurring costs associated to product cancellations and the write-off of certain titles at VUG.
On a comparable basis, earnings from operations increased by €457 million, representing a 14.0% increase (13.7% at constant currency), to €3,719 million compared to €3,262 million in 2004.
For an analysis of earnings from operations by business segment, please refer to section 4 “Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and of 2004”.
Other income from ordinary activities
In 2005, other income from ordinary activities amounted to €75 million compared to €89 million in 2004, representing a decrease of €14 million.
In 2005, other income from ordinary activities mainly included €38 million of dividends received from unconsolidated companies (compared to €23 million in 2004) including Veolia Environnement, previously equity-accounted, and €37 million of interest income received for long-term financial receivables (compared to €66 million in 2004). The interest income decline resulted from the fact that Vivendi Universal ceased to record interest related to Elektrim Telekomunikacja’s loan, due to the company’s situation. Please refer to Notes 2.3 and 30 to the Consolidated financial statements as at December 31, 2005.
Other charges from ordinary activities
In 2005, other charges from ordinary activities amounted to -€170 million compared to -€25 million in 2004, representing an increase of €145 million. In 2005, they essentially included non-cash adjustments relating to the NBC-Universal transaction (-€124 million) as well as exceptional goodwill amortization (-€48 million) at UMG, recorded to offset the activation of deferred tax asset related to ordinary losses carry forward not recognized at the end of 2000 on the purchase price allocation of UMG.
Income from equity affiliates
In 2005, income from equity affiliates amounted to €326 million compared to €221 million in 2004, representing an increase of €105 million, including €156 million related to VUE / NBC Universal. Actually, it included twelve months of equity in NBC Universal’s earnings (€361 million) compared to 234 days (NBC Universal was created through the combination between NBC and VUE as at May 11, 2004) and VUE equity in 2004. In addition, in 2005, income from equity affiliates included -€50 million of equity in Neuf Cegetel losses compared to -€22 million of equity in Cegetel S.A.S. losses in 2004.
Interest
In 2005, interest amounted to -€218 million compared to -€406 million in 2004, representing an improvement of €188 million. The average amount of borrowings (calculated on a daily basis) decreased to €6.7 billion in 2005

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compared to €8.9 billion in 2004. This decrease was mainly due to the impact of the divestiture plan, and in particular the divestiture of VUE to NBC Universal in May 2004.
In 2005, average borrowing costs strongly decreased to 3.92%, from 5.01% in 2004. The interest decrease resulted from the combined effect of the redemption of the High Yield Notes (83% in June 2004 and the balance in January 2005), funded by the proceeds from the NBC-Universal transaction as well as the new credit facilities obtained on better financial terms in 2004 and 2005 as a result of the upgrade of Vivendi Universal’s credit rating to Investment Grade in 2004.
Please refer to section 5 “Capital resources for 2005 and 2004”.
In March 2005, Vivendi Universal completed its plan to unwind interest rate swaps without cash consideration, which represented a charge of
-€84 million for the full year of 2004.
Other financial charges and income
In 2005, other financial charges and income were an income of €619 million compared to an income of €1,126 million in 2004, representing a decrease of €607 million.
Other financial charges and income mainly included the amortized cost on borrowings (including premiums incurred for early redemption of borrowings and for the unwinding of derivative instruments), changes in value of derivative instruments, gains/losses on foreign currency translations (other than gains/losses on foreign currency translations on operating activities, recorded in earnings from operations), financial component of costs related to employee benefit plans, as well as capital gains/losses on the divestiture of businesses or financial investments.
Impact of amortized cost on borrowings (including premiums incurred for early redemption)
In 2005, the impact of amortized cost on borrowings was a charge of -€115 million (compared to a charge of -€486 million over the same period in 2004). This improvement was due to the large number of early redemptions of borrowings in 2004 following the NBC-Universal transaction. These early redemptions generated exceptional costs in 2004 and lower recurring costs in 2005 as the total amount of borrowings declined:
•	Premiums incurred for early redemption of notes and other financial liabilities represented a charge of -€71 million as at December 31, 2005, compared to a charge of -€308 million as at December 31, 2004 corresponding to the premium (including accrued interests) due to the early redemption of 83% of the High Yield Notes in June 2004. 2005 included a charge of -€50 million incurred for the redemption of the remaining High Yield Notes at the end of January 2005. In addition, the early redemption of the bonds exchangeable into Vinci shares in the course of March 2005 resulted in a charge of -€27 million.

•	In 2005, the impact of amortized cost on borrowings represented a charge of -€44 million (compared to a charge of -€178 million as at December 31, 2004, which comprised an exceptional charge of -€53 million due to the redemption of credit lines after the NBC-Universal transaction).
Changes in value of derivative instruments
In 2005, the depreciation of derivative instruments represented a loss of -€2 million. The depreciation of derivative instruments represented a loss of -€10 million in 2004. This change was due to:
•	The early termination in 2005 of the collar on the 5% stake in Veolia Environnement, representing an upside adjustment of €25 million;

•	the upside adjustment of the value of the embedded option on the bonds exchangeable into Sogecable shares (+€16 million in 2005), corresponding to the part of the bonds which was not exchanged in the fourth quarter of 2005, compared to a downside adjustment of -€11 million in the first nine months of 2004;

•	the lesser downside adjustment of the value of the put option granted to SNCF on 35% of the capital of Cegetel S.A.S. exercised on August 22, 2005 (-€14 million as at December 31, 2005, compared to -€35 million as at December 31, 2004);

•	in addition, in 2004, downside adjustments were partly offset by the upside adjustment of the value of the interest rate swaps without cash consideration (+€18 million).

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Change in financial component of costs related to employee benefit plans
In 2005, the financial component of costs related to employee benefit plans was almost flat at -€35 million (corresponding to -€75 million for the effect of interest cost related to employee benefit plans and to +€40 million for the expected return on assets related to the employee benefit plans) compared to -€37 million in 2004 (corresponding to -€83 million for the effect of undiscounting actuarial losses related to the employee benefit plans and to +€46 million for the expected return on plan assets related to the employee benefit plans).
Gain/ (loss) on the divestiture of businesses or financial investments
In 2005, gains or losses on the divestiture of businesses or financial investments amounted to €668 million and mainly included the financial gain on the exchange of Sogecable shares related to the reimbursement of the bond (+€256 million), the gains related to the unwinding of IACI’s interest in VUE (+€194 million), the financial gain on early termination of the collar on the 5% stake in Veolia Environnement (+€115 million) and on the divestiture of the stake in Lagardère Thématiques (+€26 million) as well as the capital gain on the divestiture of remaining assets at UCI (+€34 million).
In 2004, they amounted to +€1,738 million and mainly comprised the impact of the divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake (+€1,606 million), various liquidation bonuses (+€74 million), the capital gain on the divestiture of the “flux-divertissement” business of StudioExpand and Canal+ Benelux (+€65 million), certain UCI assets (+€64 million), Kencell (+€39 million) and Sportfive (+€38 million), the impact of the abandonment of Internet operations (+€34 million) as well as the financial gain on the divestiture of the stake in Viva Media (+€26 million). These positive impacts were partly offset by provisions recorded on NC Numéricâble divestiture (-€56 million).
Provision for income taxes
In 2005, provision for income taxes amounted to -€204 million compared to -€292 million in 2004. The effective tax rate amounted to 4.7% in 2005 compared to 6.7% in 2004. Excluding the impact of non recurring items, the effective tax rate reached 20% in 2005 versus 23% in 2004.
Excluding the impact of non recurring tax items and taxes related to non recurring items (change in deferred tax assets, reversal of deferred tax liabilities relating to tax years no longer open to audit, etc.), the tax expense increased by €63 million, due to higher taxable earnings (UMG, SFR, Maroc Telecom). This increase was offset by tax savings resulting from the utilization of ordinary losses carried forward (mainly in France, including the impact of the Consolidated Global Profit Tax System, and in the United States).
As a reminder, on December 23, 2003, Vivendi Universal applied to the French Ministry of Finance for permission to use the Consolidated Global Profit Tax System and was admitted to this system by an order, dated August 22, 2004, notified on August 23, 2004, for a five-year period beginning with the taxable year 2004, possibly renewable.
In 2005, the impact of the Consolidated Global Profit Tax System corresponded to expected tax savings in fiscal year 2005 of €507 million recorded by Vivendi Universal S.A., compared to expected tax savings in fiscal year 2004 of €464 million. This +€43 million improvement mainly resulted from increase of SFR’s taxable earnings. In addition, as at December 31, 2005, deferred tax assets recorded for 2006 expected tax savings amounted to €580 million, compared to €492 million deferred tax assets recorded in 2004 for 2005 expected tax savings, representing a change of +€88 million in deferred tax assets.
Earnings from discontinued operations
In 2005, earnings from discontinued operations was a profit of +€92 million and corresponded to 72% of the charges and income generated by Cegetel over the period, (i.e. -€29 million) (the residual 28% being classified in income from equity affiliates) and to the capital gain generated by the divestiture (€121 million) of Cegetel. In accordance with IFRS 5, following the Cegetel-Neuf Telecom combination announced on May 11, 2005, and closed on August 22, 2005, Cegetel qualified as a discontinued operation.
In 2004, earnings from discontinued operations amounted to +€777 million essentially reflecting the impact of the divestiture of VUE on May 11, 2004. This impact was comprised of 80% of charges and income generated by VUE over the period for €132 million (the residual 20% being classified in income from equity affiliates) and the capital gain generated by the divestiture for €707 million.

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Minority Interests
     In 2005, earnings attributable to minority interests, mainly of SFR and Maroc Telecom, amounted to €1,112 million compared to €1,056 million in 2004, representing an increase of €56 million. The decline resulting from the acquisition of an additional 16% stake in Maroc Telecom by Vivendi Universal in January 2005 was more than offset by the increase of SFR’s earnings attributable to minority interests as a result of increased earnings at SFR.

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4	Revenues, earnings from operations and cash flow from operations by business segment for the years ended December 31, 2005 and 2004
4.1	Revenues, earnings from operations and cash flow from operations as published by business segment for the years ended December 31, 2005 and 2004

	AS PUBLISHED
	Year ended December 31,
(In millions of euros)	2005	2004	% Change
Revenues
Universal Music Group	€4,893	€4,989	-1.9%
Vivendi Universal Games	641	475	34.9%
Canal+ Group	3,452	3,560	-3.0%
SFR (a)	8,687	7,192	20.8%
Maroc Telecom	1,860	1,581	17.6%
Non core operations and elimination of inter segment transactions (b)	(49)	86	na*

Total Vivendi Universal	€19,484	€17,883	9.0%

Earnings from operations
Universal Music Group	€480	€359	33.7%
Vivendi Universal Games	41	(203)	na*
Canal+ Group	203	188	8.0%
SFR (a)	2,422	2,332	3.9%
Maroc Telecom	762	662	15.1%
Holding & Corporate	(195)	(193)	-1.0%
Non core operations (b)	33	88	-62.5%

Total Vivendi Universal	€3,746	€3,233	15.9%

Earnings from operations / Revenues (%)	19%	18%	+1 point

Cash flow from operations (CFFO)
Universal Music Group	€600	€755	-20.5%
Vivendi Universal Games	127	(18)	na*
Canal+ Group	285	674	-57.7%
NBC Universal dividends	346	357	-3.1%
SFR (a)	2,268	2,242	1.2%
Maroc Telecom	755	707	6.8%
Holding & Corporate	(241)	(387)	37.7%
Non core operations (b)	17	24	-29.2%

Total Vivendi Universal	€4,157	€4,354	-4.5%

na*:	not applicable
(a)	In accordance with IFRS 5, Cegetel was qualified as discontinued operations as of January 1, 2004. Net income and expenses from January 1, 2004 to August 22, 2005 were deconsolidated and presented in the amount of 71.8% in earnings from discontinued operations, and in the amount of 28.2% in income from equity affiliates. Consequently, revenues and earnings from operations as published for SFR for both 2005 and 2004 exclude Cegetel and only include mobile operations (including the distribution subsidiaries as of January and April 2005).

In addition, as of January 1, 2005, SFR revenues include mobile-to-mobile sales for €909 million for the

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year ended December 31, 2005.

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.
4.2	Revenues, earnings from operations and cash flow from operations on a comparable basis by business segment for the years ended December 31, 2005 and 2004
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly the “Flux-divertissement” business of StudioExpand, Canal+ Benelux, UMG’s music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (primarily NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying the 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as at January 1, 2004.

	COMPARABLE BASIS (UNAUDITED)
	Year ended December 31,
				% Change at
(In millions of euros)	2005	2004	% Variation	constant currency
Revenues
Universal Music Group	€4,893	€4,819	1.5%	1.6%
Vivendi Universal Games	641	475	34.9%	34.6%
Canal+ Group	3,407	3,277	4.0%	3.3%
SFR (a)	8,687	8,117	7.0%	7.0%
Maroc Telecom	1,860	1,611	15.5%	16.0%
Non core operations and elimination of inter segment transactions	(49)	(62)	21.0%	21.0%

Total Vivendi Universal	€19,439	€18,237	6.6%	6.5%

Earnings from operations
Universal Music Group	€480	€399	20.4%	18.8%
Vivendi Universal Games	41	(203)	na *	na *
Canal+ Group	176	187	-5.9%	-9.3%
SFR (a)	2,422	2,338	3.6%	3.6%
Maroc Telecom	762	671	13.6%	14.2%
Holding & corporate	(195)	(193)	-1.0%	-1.6%
Non core operations	33	63	-47.6%	-47.6%

Total Vivendi Universal	€3,719	€3,262	14.0%	13.7%

Earnings from operations / Revenues (%)	19%	18%	+1 point	+1 point
Cash flow from operations (CFFO)
Universal Music Group	€600	€764	-21.5%
Vivendi Universal Games	127	(18)	na *
Canal+ Group	294	654	-55.0%
NBC Universal dividends	346	357	-3.1%
SFR (a)	2,268	2,242	1.2%
Maroc Telecom	755	697	8.3%
Holding & corporate	(241)	(387)	37.7%
Non core operations	17	7	na *

Total Vivendi Universal	€4,166	€4,316	-3.5%

na*:	not applicable
(a)	As of January 1, 2005, SFR revenues include mobile-to-mobile sales for €909 million for the year ended December 31, 2005. 2004 comparable basis included estimated mobile-to-mobile sales applying the 2005 rate, i.e. €875 million for the year ended December 31, 2004.

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4.3	Comments on revenues, earnings from operations and cash flow from operations for controlled business segments

Universal Music Group (UMG) (92% Vivendi Universal economic interest4):

	Year ended December 31,
				Comparable basis (unaudited) (a)
	As published				% change at
(in millions of euros, except for margins)	2005	2004	% change	% change	constant currency
Revenues
North America (b)	€2,091	€2,006	4.2%	4.2%	4.5%
Europe	1,821	2,003	-9.1%	-0.6%	-0.6%
Asia	425	455	-6.6%	-6.6%	-5.0%
Rest of the world (b)	207	191	8.5%	8.5%	1.9%

	4,544	4,655	-2.4%	1.3%	1.4%
Publishing	392	372	5.6%	5.6%	5.8%
Elimination of intercompany transactions	(43)	(38)	-14.6%	-14.6%	-14.7%

Total UMG	€4,893	€4,989	-1.9%	1.5%	1.6%
Earnings from operations	€480	€359	33.8%	20.4%	18.8%
Earnings from operations / Revenues (%)	10%	7%	+3 points	+2 points	+2 points

Adjusted earnings from operations before	€760	€764	-0.5%	-0.8%	-1.3%
depreciation and amortization (EBITDA)
Cash flow from operations (CFFO)	€600	€755	-20.5%	-21.5%
Physical market shares (c)
North America	34.0%	32.5%
Europe	25.4%	26.8%
Asia	12.3%	12.4%
Rest of the world	na*	na*

Total UMG	25.6%	25.5%
Physical music market growth (c)
North America	-7.0%	2.2%
Europe	-5.0%	-5.3%
Asia	-8.8%	-1.8%
Rest of the world	na*	na*

Total World	-6.3%	-1.3%
Best-selling titles (units sold, in millions)

Artist	Units	Artist	Units

Mariah Carey	8	Eminem	9
50 Cent	8	U2	8
Black Eyed Peas	7	Shania Twain	5
Eminem	5	Guns N'Roses	5
Gwen Stefani	4	Black Eyed Peas	4
Kanye West	4	Nelly (Suit)	4
Jack Johnson	4	Ashlee Simpson	4
The Game	3	D-12	3
Nickelback	3	Kanye West	3
NOW 20	3	Keane	3
The Killers	3	NOW 16	3
Bon Jovi	3	Toby Keith	3
OST “Get Rich Or Die Tryin”	2	George Strait	3
The Pussycat Dolls	2	Hoobastank	3
Fallout Boy	2	Gwen Stefani	2

% of top 15 of total units sold by UMG	13%	13%

*	na: not applicable.
(a)	Comparable basis essentially illustrates the effect of the divestitures of UMG’s music clubs in the United Kingdom and in France as if these transactions had occurred as at January 1, 2004.

(b)	In order to better reflect management reality, some operations presented in “rest of the world” in 2004 are reallocated in North America. As a consequence, breakdown of revenues by business differs from figures published in 2004.

(c)	Physical music market and market share data for 2005 are UMG estimates using the IFPI methodology. Physical music market and market share data for 2004 are IFPI data. Excludes digital sales.

[4]	In February 2006, due to the acquisition of the 7.659% minority interest of MEI, Vivendi Universal increased its economic interest to 100%. Please refer to paragraph 1.1.8 above.

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Revenues
UMG estimates that the global music market declined 2% in 2005 with a 6% decline in physical music sales partly offset by strong growth in the digital sector. The IFPI reported that sales of music via the Internet and mobile phones were $1.1 billion for the record industry in 2005 – up from $380 million in 2004. For the first six months of the year, according to the IFPI, the global music market declined 1.9% with higher digital sales nearly offsetting a 6% drop in physical music sales.
In the U.S., total album unit sales for the industry as measured by SoundScan fell 7.2%, while sales of digital tracks grew from 141 million in 2004 to 353 million in 2005. UMG outperformed the market driving a 2-percentage point increase in market share to an unprecedented 31.7%. UMG had the top two best-selling albums of the year with Mariah Carey and 50 Cent and seven of the top 10 and twenty seven of the top 50.
UMG’s revenues of €4,893 million were up 1.6% on a comparable basis and at constant currency with growth in North America and music publishing offsetting weakness in Asia. Digital sales of €259 million were almost three times 2004 sales and represented 5.3% of UMG’s total revenues. There was strong growth in both the on line and mobile sectors.
Best-sellers in 2005 included new releases from Mariah Carey, 50 Cent, Black Eyed Peas, Eminem, Kanye West and Jack Johnson in addition to very strong carryover sales from Gwen Stefani. Other best-sellers were debut releases from The Game, The Pussycat Dolls, Fall Out Boy, Akon and the U.K.’s Kaiser Chiefs. Regional best sellers included Latin artists Juanes and Daddy Yankee, Germany’s Rammstein, Brazil’s Ivete Sangalo and France’s Chimène Badi.
Earnings from operations
Earnings from operations increased to €480 million, up 18.8% on a comparable basis and at constant currency. This increase reflected higher sales volumes, continued cost savings efforts and lower restructuring charges in 2005.
UMG artists dominated the best seller lists in its major markets, topping all of the major music genres allowing UMG to gain market share, and lead the competition by earning an unprecedented 40 Grammy awards.
Cash flow from operations (CFFO)
Cash flow from operations of €600 million decreased compared to 2004 due to the timing of working capital movements over the financial year-end and the externalization of pension obligations in Germany partly offset by lower restructuring costs and the proceeds from various asset divestitures during the year.

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Vivendi Universal Games (VUG) (99% Vivendi Universal economic interest5):

	As published
	Year ended December 31,
				% change at
(in millions of euros, except for margins)	2005	2004	% change	constant currency
Revenues	€641	€475	34.9%	34.6%
Earnings from operations	€41	€(203)	na*	na*
Earnings from operations / Revenues (%)	6%	na*	na*	na*

Adjusted earnings from operations before depreciation	€86	€(113)	na*	na*
and amortization (EBITDA)
Cash flow from operations (CFFO)	€127	€(18)	na*	na*
% sales
PC	17%	46%
Console	34%	48%
Online games and other	49%	6%

Breakdown of revenues by geographical area
North America	53%	56%
Europe	33%	34%
Asia pacific and rest of the world	14%	10%

Best-selling titles

	. World of Warcraft	. Half-Life 2
	. 50 Cent: Bulletproof	. Simpsons: Hit
	. Crash Tag Team	and Run
	Racing	. Crash Twinsanity
	. Robots	. World of Warcraft
	. F.E.A.R.	. Spyro: A Hero’s
	. Hulk II	Tail

* na: not applicable
Revenues
VUG’s revenues of €641 million were up 34.9% compared to prior year (up 34.6% at constant currency). This increase was driven by the critically acclaimed subscription-based massively multiplayer online role-playing game (MMORPG) World of Warcraft as well as the very strong performance of the fourth quarter release 50 Cent: Bulletproof, the gritty urban action game starring multi-platinum recording artist 50 Cent. Other top sellers during 2005 included the new releases Robots, Hulk II, F.E.A.R., which was named ‘Best Action Game of E3 2005’ by the E3 Critics, Crash Tag Team Racing and strong sales in North America from the distribution of Delta Force: Black Hawk Down and FlatOut.
During 2005, World of Warcraft successfully launched commercially in several key territories – Korea (January), Europe (February), China (June) and Taiwan (November) — and continued its strong growth in North America following its launch in late 2004. World of Warcraft continues to be the fastest-growing game in its category, achieving over 5.5 million customers globally via directly managed operations in North America, Europe and Korea, and licensed operations in China and Taiwan.
Earnings from operations
VUG’s earnings from operations of €41 million were up €244 million versus prior year loss of €203 million (up €243 million at constant currency). This dramatic and fast improvement in earnings from operations is the result of the strategy implemented since 2004 with the global turnaround and the new developments (on-line and studios acquisitions) which led to a better balanced portfolio of products thanks to the tremendous on-line activity development with the exceptional success of World of Warcraft. Lower costs resulting from the global turnaround plan executed in 2004 also impacted positively the earnings from operations. Additional releases contributing to the strong performance included 50 Cent: Bulletproof, Robots, Hulk II, F.E.A.R. and Crash Tag Team Racing as well as the North America distribution of Delta Force: Black Hawk Down and FlatOut. Earnings from operations

[5]	In February 2006, due to the acquisition of the 7.659% minority interest of MEI, Vivendi Universal increased its economic interest to 100%. Please refer to paragraph 1.1.8 above.

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included funding increased product development costs linked to recently acquired studios (Radical, Swingin’ Ape, Swordfish and High Moon).
Cash flow from operations (CFFO)
VUG’s cash flow from operations was €127 million compared to negative cash flows of -€18 million in 2004. Aside from the restored positive EBITDA impact, the subscription based World of Warcraft growth has significantly uplifted cash conversion of EBITDA. 2004 cash flow from operations has not fully benefited from the cash arising from the successful launch of World of Warcraft, as well as from Half Life 2, due to their late release date.
Canal+ Group (100% Vivendi Universal economic interest):

	Year ended December 31,
				Comparable basis
	As published			(unaudited) (a)
(in millions of euros, except for margins)	2005	2004	% change	% change
Revenues
Pay-TV — France (b)	€2,765	€2,663	3.8%	4.3%
Other core operations (b)	642	624	2.9%	3.1%
Other (b)	45	273	-83.5%	na *

Total Canal+ Group	3,452	3,560	-3.0%	4.0%
Earnings from operations	€203	€188	8.0%	-5.9%
Earnings from operations / Revenues (%)	6%	5%	+1 point
Adjusted earnings from operations before	€369	€404	-8.7%	-9.9%
depreciation and amortization (EBITDA)
Cash flow from operations (CFFO)	€285	€674	-57.7%	-55.0%

Subscriptions (in thousands)
Analog	2,278	2,455	-7.2%	-7.2%
Digital	2,186	1,917	14.0%	14.0%

Individual subscribers	4,464	4,372	2.1%	2.1%
Collective (c)	407	395	3.0%	3.0%
Overseas (individual and collective) (c)	190	188	1.1%	1.1%

Total Canal+ (premium channel)	5,061	4,955	2.1%	2.1%
CanalSat	3,192	2,989	6.8%	6.8%
NC Numéricâble	—	436	na *	na *

Total subscriptions in France	8,253	8,380	-1.5%	3.9%

*na: not applicable.
(a)	Comparable basis essentially illustrates the effect of the divestitures of Canal+ Group (Canal+ Benelux in 2004, NC Numéricâble in March 2005) as if these transactions had occurred as at January 1, 2004.

(b)	To better reflect the performances of each separate business, Canal+ Group has reallocated dedicated operations (notably NC Numéricâble, with revenues amounting to €175 million in 2004) to the line “Other” and holding costs to the line “Other core operations”; these elements were previously reported in “Pay-TV – France”. Moreover, “Other core operations” line shows activities from StudioCanal, pay-TV activities in Poland, PSG soccer club and holdings.

(c)	Overseas collective subscriptions, previously registered in the “Collective” line in 2004, are now reported together with individual subscribers in “Overseas” line.
Revenues
Canal+ Group reported revenues of €3,452 million. On a comparable basis revenues were up €130 million or 4% compared to 2004.
Pay-TV
On a comparable basis, revenues from pay-TV operations in France were up €114 million or 4% compared with year-end 2004, due to increased revenue per subscriber and a larger subscription base.
The group’s total portfolio as of December 31, 2005 reached 8.25 million subscriptions. Net additions over the year were approximately 310,000. In 2005, Canal+ Group achieved over 1.1 million gross additions, up 13% compared with 2004, including approximately 640,000 to Canal+ which posted its best recruitment period since 1987.

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Total subscriptions to Canal+ at the end of the year reached 5.06 million, up 105,000 compared with December 2004. This was more than twice the growth achieved in 2004. The churn rate stood at 11.4%. Launched in March 2005, Canal+ Group’s premium channel package, Canal+ Le Bouquet, represented more than 52% of total Canal+ subscriptions at the end of 2005.
CanalSat subscriptions as of December 31, 2005, reached 3.19 million, up approximately 205,000 compared with 2004. Over the year, CanalSat recruited over 480,000 new subscribers (up 8% compared with 2004), while maintaining a churn rate slightly below 10%.
Other core operations
Other Canal+ Group operations posted revenues up 3% compared with 2004 on a comparable basis. The slight decrease in StudioCanal sales (down 3% at €380 million) reflected the termination of non-profitable businesses, particularly in-house film production.
Pay-TV operations in Poland turned in strong performance (up 28% at €193 million) mainly due to an increased subscription portfolio.
Earnings from operations
Canal+ Group’s 2005 earnings from operations were €203 million, up 8.0% compared with 2004. On a comparable basis, earnings from operations were close to those of 2004.
Pay-TV
Portfolio growth and price increases achieved in 2004 led to increased revenues in 2005, both from Canal+ and CanalSat. 2005 earnings from operations also took into account higher marketing costs due to record gross subscriber additions (1.1 million gross additions, up 13% compared with 2004) and the start of the new contract for exclusive broadcasting of League 1 soccer.
These investments will be amortized starting in 2006 when portfolio net growth (+310,000) and higher revenues per subscriber achieved in 2005 will produce their full effect.
Other core operations
Other Canal+ Group operations registered earnings from operations, at a sharp increase due to higher subscriptions to pay-TV in Poland and to StudioCanal mainly due to revenues tied to the Working Title deal.
Cash flow from operations (CFFO)
Cash flow from operations was €285 million in 2005 compared to €674 million in 2004. This decline was due to (i) the decrease of adjusted earnings from operations before depreciation and amortization (EBITDA) reflecting strong investments made in exclusive content and recruitment cost increases linked to the higher subscription base, and (ii) to negative working capital changes mainly due to calendar impacts. In addition, 2004 cash flow from operations included the positive impact of the divestiture of the company’s Paris headquarters at Quai André Citroën, for €108 million (including fees).

Vivendi Universal/41

SFR (56% Vivendi Universal economic interest):

				Comparable
				basis
	As published			(unaudited) (a)
(in millions of euros, except for margins)	2005	2004	% change	% change
Revenues
Network revenues	€8,220	€6,837	20.2%	7.1%
Equipment sales, net	348	286	21.7%	-6.2%
Other (including connection fees)	119	69	72.5%	72.5%

Total SFR	€8,687	€7,192	20.8%	7.0%
Earnings from operations	€2,422	€2,332	3.9%	3.6%
Earnings from operations / Revenues (%)	na*	na*	na*	-1 point (b)

Adjusted earnings from operations before	€3,209	€3,078	4.3%	3.7%
depreciation and amortization (EBITDA)
Capital expenditures (Capex)	€1,072	€876	22.4%	20.4%
Cash flow from operations (CFFO)	€2,268	€2,242	1.2%	1.2%
Customers (end of period, in thousands) (c)
Postpaid	10,880	9,601	13.3%
Prepaid	6,318	6,219	1.6%

Total SFR trade name	17,198	15,820	8.7%
Wholesale customers total base	119	—	na*

Total SFR network	17,317	15,820	9.5%
Market share (customer base) (c) / (d)	35.8%	35.5%	+0.3 point
Market share (new customers) (c) / (d)	39.4%	38.2%	+1.2 point
ARPU (in euros / year) (e)
Postpaid	576	603	-4.5%	-3.7%
Prepaid	186	183	1.6%	1.8%

Total	429	432	-0.7%	-0.2%
Data ARPU (in euros / year)	59	50	18.0%
AUPU (in minutes / year) (f)	296	268	10.5%
Churn rate (in % / year)
Postpaid	12%	14%	-2 points
Total SFR customers	23%	24%	-1 point

(a)	In 2004, comparable basis includes estimated mobile-to-mobile sales at SFR applying 2005 rate and illustrates the full consolidation of minority stakes in distribution subsidiaries as of January 1, 2004. It does not include the revenues from phone directory activities (Annuaire Express) as of January 1, 2004 (with an impact on network revenues and ARPU and with no impact on SFR total revenues).

(b)	On a comparable basis, margin rate decline in 2005 compared to 2004 was due to the fine from the French Competition Council, for which SFR appealed.

(c)	Source: ARCEP.

(d)	SFR excluding wholesale customer total base.

(e)	ARPU (Average Revenue Per User) is defined as revenues net of promotions and net of third-party content provider revenues (including toll numbers related revenues) excluding roaming in and equipment sales divided by average ARCEP total customer base for the last twelve months. ARPU is calculated excluding estimated mobile-to-mobile sales.

(f)	AUPU (Average Usage per User) is defined as the incoming and outgoing “voice” volumes divided by average ARCEP total customer base for the last twelve months.
Revenues
SFR revenues grew 20.8% to € 8,687 million. On a comparable basis, revenues were up 7.0%, mainly reflecting the year on year increase in the customer base combined with a stable blended ARPU despite fixed incoming voice termination rate cut of 16.3% on January 1, 2005. Excluding the call termination rate decrease, the revenue growth would have been up 8.4%.

Vivendi Universal/42

SFR proved ongoing commercial dynamism throughout the twelve months of 2005 with 1.378 million net new customers taking its registered customer base to 17.198 million, an 8.7% increase versus 2004. The postpaid customer base grew by 13.3% year on year to 10.880 million, with more than 90% of new customers being postpaid customers.
Blended annual ARPU excluding mobile-to-mobile termination was stable at €429, despite the fixed incoming voice rate cut, benefiting from the improved customer mix at 63.3% of postpaid (versus 60.7% in 2004) and the 10.5% increase of the blended average voice usage per customer (AUPU) to 296 minutes per month.
This highlighted the success of SFR’s strategy which aimed to substitute fixed voice usage with mobile voice usage and to develop new services around music, video and TV. This was made possible thanks to additional voice capacity and speed brought by SFR investments in the 3G technology along with major strategic agreements with various content providers, including CanalSat in June, UMG in July, and FIFA in November.
SFR has achieved an excellent performance with 3G, topping 1,003,000 3G customers at the end of December 2005. SFR’s 3G success can also be seen in the usage patterns of its 3G customers: for example, 340,000 songs were downloaded in the sole month of December 2005 placing SFR in the top 5 of legal music download platforms in France.
Net data revenues improved significantly (up 27.7%) to represent 13.2% of network revenues (excluding mobile-to-mobile termination) for the year 2005, compared to 9.6% at the end of December 2004. This increase is mainly due to the 21% increase in text messaging (SMS) to 5.4 billion SMS, the multiplication by 2.6 times of MMS to 98 million and the further penetration of Vodafone Live! : 4,785,000 SFR customers were recorded to the mobile multimedia services portal compared to 2,230,000 at the end of December 2004. This contributed to an 18% growth in net data ARPU to €59.
Earnings from operations
SFR’s earnings from operations rose by 3.9% to €2,422 million. On a comparable basis, earnings from operations were up 3.6%. This increase mainly reflected a 6.9% growth in network revenues (excluding mobile-to-mobile termination), a slight increase of 0.8 percentage point in customer acquisition and retention costs – due to the penetration of 3G devices in SFR base – to 13.2% of network revenues (excluding mobile-to-mobile termination), the strict control of other costs. The earnings from operations were also impacted by the recording of €115 million of adverse non-recurring items: the impact of the €220 million fine from the French Antitrust Council which was partly offset by the registering of favorable non-recurring items amounting to €105 million.
Cash flow from operations (CFFO)
SFR’s cash flow from operations increased slightly by 1.2% to €2,268 million, adjusted earnings from operations before depreciation and amortization (EBITDA) growth being negatively impacted by a 22.4% increase in capital expenditure (20.3% on a comparable basis), notably due to investments made for the ongoing roll-out of the GSM and UMTS networks.

Vivendi Universal/43

Maroc Telecom (51% Vivendi Universal economic interest6):

	Year ended December 31,
				Comparable basis
	As published			(unaudited) (a)
				% change at constant
(in millions of euros, except for margins)	2005	2004	% change	currency
Revenues
Mobile	1,156	879	31.5%	29.2%
Fixed and Internet	1,082	1,011	7.0%	5.9%
Elimination of intercompany transactions	(378)	(309)	na*	na*

Total Maroc Telecom	€1,860	€1,581	17.6%	16.0%
Earnings from operations	€762	€662	15.1%	14.2%

Earnings from operations / Revenues (%)	41%	42%	-1 point

Adjusted earnings from operations before depreciation and amortization (EBITDA)	€1,056	€944	11.9%	10.7%
Cash flow from operations (CFFO)	€755	€707	6.8%

Mobile (b)
Number of customers (end of period, in thousands)	8,800	6,361	38.3%
% of prepaid customers	96%	96%

Market share (as per ANRT)	67%	68%
ARPU (in euros / month) (c)
Postpaid	64.3	71.8	-10.4%
Prepaid	8.5	8.6	-1.2%

Total	10.8	11.2	-3.6%

Churn rate (in % / year)
Postpaid	14%	16%
Prepaid	12%	11%

Total	12%	12%

Fixed and Internet (in thousands) (b)
Number of lines (d)
Residential	885	890	-0.6%
Public phone (e)	164	136	20.6%
Professional and corporate	292	283	3.2%

Total	1,341	1,309	2.4%
Number of Internet subscribers	252	105	na*
Number of ADSL subscribers	242	60	na*

*na: not applicable
(a)	Comparable basis illustrates the effects of the full consolidation of Mauritel as if this transaction had occurred on January 1, 2004.

(b)	Excluding Mauritel.

(c)	ARPU (Average Revenue per User) is defined as revenues (from incoming and outcoming calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period.

(d)	Excluding Internet customers.

(e)	Including “Téléboutique” lines and Maroc Telecom’s public phones.
Revenues
     Maroc Telecom’s revenues of €1,860 million increased by 17.6%, compared to 2004 (up 16% at constant currency on a comparable basis) due to the performance of mobile and internet businesses.
Mobile
Mobile revenues of €1,156 million increased by 31.5% compared to 2004 (up 29.2% at constant currency on a comparable basis). Excluding the impact of the increase of incoming international interconnection tariffs applied by ANRT as of January 1, 2005, revenues increased by 25.8% (up 23.6% at constant currency on a comparable basis).

[6]	Economic interest increased from 35% in 2004 to 51% in 2005 due to the acquisition of an additional 16% stake in January 2005. Please refer to paragraph 1.1.1 above.

Vivendi Universal/44

This increase is primarily due to by the continuing growth of the customer base (8.8 million of customers, up 38.3% compared to 2004), with a net increase of the customer base of more than 2.4 million since the beginning of 2005.
The blended monthly ARPU stood at €10.8 (versus €11.2 in 2004) with a positive impact of the increase of incoming international interconnection tariffs applied as of January 1, 2005 (down 8.9% excluding this impact). The churn rate was of 12.2% (compared to 11.6% in 2004).
Fixed
Fixed telephony and internet revenues of €1,082 million increased by 7% compared to 2004 (up 5.9% at constant currency on a comparable basis). This increase was linked to the growth of the fixed customer base and of broadband internet activity, to the continuing growth of incoming international traffic, which offset the decrease of the average invoice per customer.
The fixed customer base reached 1.34 million lines at the end of 2005 (up 2.4% compared to the end of 2004). Thanks to the monthly fee decrease as of March 2005 and to year-end promotions, the ADSL customer base continued its development to approximately 242,000 subscribers at the end of December 2005, versus approximately 60,000 at the end of December 2004.
Earnings from operations
Maroc Telecom earnings from operations amounted to €762 million, increasing by 15.1% compared to 2004 (+14.2% at constant currency on a comparable basis). Excluding the non-recurring impacts of the voluntary leaving plan introduced at the end of 2004, growth in earnings from operations would have been +15.9% at constant currency on a comparable basis.
Cash flow from operations (CFFO)
The 2005 cash flow from operations stood at € 755 million increasing by 6.8% compared to the same period in 2004.
The increase of adjusted earnings from operations before depreciation and amortization, (+€112 million) was more than offset by the increase of capital expenditure (+ €78 million) partly linked to investments made on network to face the evolution of the mobile and broadband internet customer base.
Holding & Corporate:
Earnings from operations
Earnings from operations amounted to -€195 million at the end of December 2005, down 1% when compared to 2004, continuing effort to control cost at Paris headquarters and the New York office as well as lower cost amortization of stock options due to their degressive characteristic being slightly offset by higher one-time items as well as increased pensions costs.
Adjusted earnings from operations before depreciation and amortization (EBITDA) amounted to -€149 million in 2005 compared to -€181 million in 2004.
Cash flow from operations (CFFO)
Cash flow from operations was -€241 million in 2005 compared to -€387 million in 2004. In 2004, it notably included a €194 million balance paid to a third party for the transfer of all Vivendi Universal’s residual obligations towards Veolia Environnement as regards network renewal costs.

Vivendi Universal/45

Non core operations and elimination of inter segment transactions:

	As published
	Year ended December 31,
(In millions of euros)	2005	2004
Revenues
Vivendi Telecom International (VTI)	€6	€125
Other operations	€55	€86

Non core operations	61	211

Elimination of inter segment transactions	(110)	(125)

Total revenues	(49)	86

Earnings from operations	€33	€88
Adjusted earnings from operations before depreciation and amortization (EBITDA)	€—	€39
Cash flow from operations (CFFO)	€17	€24

na*: not applicable
Revenues
Revenues of non core operations amounted to €61 million and were mainly comprised of Vivendi Valorisation revenues, accounted for in “Other operations”. In 2004, VTI’s revenues included €118 million generated by Kencell (divested in May 2004) and Monaco Telecom (divested in June 2004).
Earnings from operations
Earnings from operations of non core operations declined strongly due to scope changes in 2004, please refer to section 1.2.

Vivendi Universal/46

5 Capital resources for 2005 and 2004
Preliminary note:
Vivendi Universal considers financial net debt, a non-GAAP measure, to be an important indicator measuring Vivendi Universal’s indebtedness. Financial net debt is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities as reported on the Consolidated Statement of Financial Position, less cash and cash equivalents as reported on the Consolidated Statement of Financial Position as well as derivative financial instruments in assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “non current financial assets”).
Financial net debt should be considered in addition to, not as a substitute for, Vivendi Universal’s borrowings and other financial liabilities and cash and cash equivalents reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi Universal management uses financial net debt for reporting and planning purposes, as well as to comply with certain of Vivendi Universal’s debt covenants.
Change in the financial net debt in 2005
Financial net debt amounted to €3 768 million as at December 31, 2005, compared to €4,724 million as at December 31, 2004 (including the firm commitment to purchase an additional 16% in Maroc Telecom for €1.1 billion). The reduction in debt was principally due to the generation of €4,157 million of operational cash flow, that covered the following items:
•	The increase in the amount of tax paid of – €1,386 million (compared to -€622 million in 2004), including the impact of the catch-up in SFR’s tax payments (- €1,414 million paid in 2005, of which – €628 million was in respect of 2004, compared to -€68 million paid in 2004), which was due to the rationalisation of SFR Cegetel’s legal structure in 2003. This was only partly offset by €465 million received from the French Treasury in respect of the Consolidated Global Profit Tax System for fiscal year 2004;

•	The cost of interest on borrowings and refinancing activities (-€540 million) included essentially:
o	the cost of interest on borrowings, improving substantially to -€218 million (versus -€406 million in 2004);

o	refinancing activities (-€111 million, with an impact of -€281 million on cash equivalents) including the unwinding of interest-rate swaps without counterparts and the early repayment of the bonds exchangeable into Vinci shares and of the balance of the high yield notes;

o	the cost of foreign exchange coverage (-€ 217 million), due to the increase of the US dollar in 2005;
•	Financing operations of -€1,723 million, including;
o	dividends paid to Vivendi Universal shareholders (- €689 million) as well as the dividends paid to minority shareholders (-€965 million);

o	favorable impact of the partial reimbursement of the Sogecable convertible bonds (€363 million) which were exchanged for Sogecable shares held by Vivendi Universal.
Moreover, investing operations amounted to €+95 million, including:
o	the acquisition of an additional 16% in Maroc Telecom for -€1,112 million; already accounted for at the end of 2004 (refer to supra § 1.1.1);

o	the positive impact of the Cegetel — Neuf Telecom combination (+€97 million) refer to supra § 1.1.2);
-	other investing operations (-€560 million), including the unwinding of the IACI stake in VUE (- €203 million), the acquisition of 2% in Elektrim Telekomunikacja (- €91 million), the acquisition by

Vivendi Universal/47

Vivendi Universal Games of development studios (-€52 million) and various other acquisitions (-€214 million);

-	offset by divestiture operations (+€609 million), including the partial reimbursement of the obligation issued by Neuf Telecom (€200 million), the divestiture of NC Numéricâble / Ypso (€133 million), the divestiture of UGC (€54 million) and various other divestitures and reimbursement of financial receivables for €221 million;
Change in the financial net debt in 2004
Financial net debt amounted to €4,724 million as at December 31, 2004, compared to €9,928 million as at January 1, 2004, i.e. a decrease of €5,204 million. This positive evolution reflects the restoration of the Vivendi Universal’s financial flexibility, mainly achieved thanks to the completion of the divestiture program initiated in 2002. During 2004, Vivendi Universal divested VUE (€2,926 million), as part of the creation of NBCU, 15% of Veolia Environnement (€1,497 million) and other businesses and interests for a positive impact of €939 million on financial net debt.

	December 31, 2005
		Commitments to	Derivative financial
		purchase minority	instruments and	Financial net
(In millions of euros)	Borrowings	interests	other (a)	debt
Borrowings and other financial liabilities
. Long-term	€4,442	€39	€64	€4,545
. Short-term	2,125	69	21	2,215
Derivative financial instruments in assets	—	—	(29)	(29)
Cash deposits backing borrowings	—	—	(61)	(61)

	€6,567	€108	€(5)	€6,670
Cash and cash equivalents				(2,902)

Financial net debt				€3,768

	December 31, 2004
		Commitments to	Derivative financial
		purchase minority	instruments and	Financial net
(In millions of euros)	Borrowings	interests	other (a)	debt
Borrowings and other financial liabilities
. Long-term	€4,497	€414	€446	€5,357
. Short-term	€1,722	€1,103	€17	2,842
Derivative financial instruments in assets	—	—	(257)	(257)
Cash deposits backing borrowings	—	—	(59)	(59)

	€6,219	€1,517	€147	€7,883
Cash and cash equivalents				(3,159)

Financial net debt				€4,724

	January 1, 2004
		Commitments to	Derivative financial
		purchase minority	instruments and	Financial net
(In millions of euros)	Borrowings	interests	other (a)	debt
Borrowings and other financial liabilities
. Long-term	€6,627	€342	€447	€7,416
. Short-term	€4,725	€790	€96	5,611
Derivative financial instruments in assets	—	—	(143)	(143)
Cash deposits backing borrowings	—	—	(230)	(230)

	€11,352	€1,132	€170	€12,654
Cash and cash equivalents				(2,726)

Financial net debt				€9,928

(a)	“Other” corresponds to cash deposits backing borrowings.
Vivendi Universal / 48

Since January 1, 2004, Vivendi Universal decreased the amount of its financial net debt:

				Impact on
	refer to	Cash and cash	Borrowings and	financial net
(In millions of euros)	section	equivalents	other (a)	debt
Financial net debt as at January 1, 2004		€(2,726)	€12,654	€9,928
Net cash related to:
Operating activities	5.1	(4,238)	—	(4,238)
Investing activities	5.2	(3,744)	(407)	(4,151)
Financing activities	5.3	7,545	(4,404)	3,141
Foreign currency translation adjustments		15	14	29
Net cash of discontinued operations		(11)	26	15

Change in financial net debt over the year ended December 31, 2004		(433)	(4,771)	(5,204)

Financial net debt as at December 31, 2004		€(3,159)	€7,883	4,724

Net cash related to:
Operating activities	5.1	(3,558)	—	(3,558)
Investing activities	5.2	2,817	(1,402)	1,415
Financing activities	5.3	1,035	148	1,183
Foreign currency translation adjustments		(37)	41	4
Net cash of discontinued operations		—	—	—

Change in financial net debt over the year ended December 31, 2005		257	€(1,213)	(956)

Financial net debt as at December 31, 2005		(2,902)	€6,670	€3,768

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.
5.1 Cash flows provided by operating activities
For the year ended December 31, 2005, cash flow from operations7 amounted to €4,157 million compared to €4,354 million for the year ended December 31, 2004.
Cash flow from operations generated by the businesses was offset by dividends paid to Vivendi Universal’s shareholders (€689 million including €47 million to holders of bonds exchangeable into shares), dividends paid to minority interests (€965 million, mainly SFR and Maroc Telecom) as well as net interests and tax expense paid (excluding exceptional impacts).
In 2005, cash flow from operations was flat compared to 2004, the increase in revenues offset by an increase in operating expenses excluding depreciation and amortization, an increase in the acquisition of film and television rights as well as an increase in capital expenditure.

[7]	Net cash provided by operating activities excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets and before interest and tax expense paid. For a reconciliation of net cash provided by operating activities to cash flow from operations, please refer to the appendices of this document.
Vivendi Universal / 49

	Year ended December 31,
(In millions of euros)	2005	2004	% change
Revenues	€19,484	€17,883	9%
Operating expenses excluding depreciation and amortization	(14,153)	(12,948)	9%

Sub-total (Adjusted EBITDA)	5,331	4,935	8%
Adjusted EBITDA / Revenues (%)	27%	28%	-1 point
Restructuring charges paid	(110)	(140)	-21%
Dividends received from unconsolidated companies	37	23	61%
Dividends received from equity affiliates
NBC Universal	346	357	-3%
Other	9	47	-81%

	355	404	-12%

Content investments, net (a)
Advances to artists and repertoire owners, net at UMG
Payment of advances	(588)	(535)	10%
Recoupment of advances	570	669	-15%

	(18)	134	na*

Film and television rights, net at Canal+ Group
Acquisition of film and television rights	(567)	(588)	-4%
Consumption of film and television rights	551	578	-5%

	(16)	(10)	60%

Sport rights, net at Canal+ Group (b)
Acquisition of sport rights	(554)	(383)	45%
Consumption of sport rights	570	460	24%

	16	77	-79%
Other	3	18	-83%

	(15)	219	na*
Other changes in net working capital and other	50	39	28%

Cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets (CFFO before capex, net)	5,648	5,480	3%

Capital expenditure and proceeds from sales of property, plant, equipment and intangible assets (capex, net)
Capital expenditures
At SFR	(1,099)	(870)	26%
At Maroc Telecom	(291)	(211)	38%
Other	(190)	(241)	-21%

	(1,580)	(1,322)	20%

Proceeds from sales of property, plant, equipment and intangible assets	89	196	-55%

	(1,491)	(1,126)	32%

Cash flow from operations (CFFO)	€4,157	€4,354	-5%

(a)	For more details, please refer to note 10 “Content assets and liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004” to the Consolidated Financial Statements as at December 31, 2005.

(b)	Canal+ Group obtained exclusive rights to broadcasting the French Professional Soccer League 1 for the seasons 2005 / 2006, 2006 / 2007 and 2007 / 2008. The cost of the rights acquired amounted to €1,800 million, i.e. €600 million for each season. They have been recognized as follows:
•	At the acquisition of the rights in December 2004, they were recorded as off balance sheet commitments for €1,800 million.

•	Upon the opening of each League 1 season (July 2005, July 2006 and July 2007, respectively), the rights corresponding to the related opened season are recognized in the statement of financial position, as current content assets (less than 12 months), against current accounts payable owed to the French Professional Soccer League. Therefore, in Vivendi Universal’s financial statements as at July 2005, a €600 million content asset was recorded against accounts payable for the same amount (to which the related VAT was added). Therefore, at that date, the rights recorded as off balance sheet commitments amounted to €1,200 million and related to the 2006 / 2007 and 2007 / 2008 seasons.

•	The asset is then amortized in cost of revenues, over its broadcasting period, on a pro rata basis of the games broadcast. As at December 31, 2005, after broadcasting 19 days of League 1 soccer, the portion of the rights related to the 2005 / 2006 season amortized amounted to €300 million and the net amount of these rights in content assets was therefore €300 million.
Vivendi Universal / 50

•	Accounts payable are amortized in line with payments to the French Professional Soccer League. As at December 31, 2005, in accordance with the payment schedule, payments related to the rights to the 2005 / 2006 season amounted to €273 million and the accounts payable balance (including VAT) was €391 million.
However, cash flow from operations after interest and income tax cash paid decreased mainly due to the increase of the amount of taxes paid to -€1,386 million. Timing adjustments on taxes at SFR (-€1,414 million paid over the year ended December 31, 2005, including -€628 million for the year ended December 31, 2004) resulting from the rationalization of the structure at SFR Cegetel at the end of 2003 were only partially offset by income of €465 million received from the French State Treasury in 2005 for fiscal year 2004 as part of the Consolidated Global Profit Tax System. The amount of premiums paid as part of early redemption of High Yield Notes in 2004 was offset by the payment in 2005 of the premiums paid as part of the unwinding of interest rate swaps without cash consideration and the redemption of Vinci shares.

	Year ended December 31,
(In millions of euros)	2005	2004	% change
Cash flow from operations (CFFO)	€4,157	€4,354	-5%
Interest paid	(218)	(406)	-46%
Premium paid as part of the early redemption of borrowings and the unwinding of derivative instruments
Unwinding of interest rate swaps without cash consideration (a)	(131)	(56)	na*
Early redemption of bonds exchangeable into Vinci shares (a)	(108)	(8)	na*
Early redemption of the High Yield Notes	(41)	(265)	na*
Other	(1)	—	na*

	(281)	(329)	-15%
Other financial items (excluding sales of financial investments)	(210)	87	na*
Income tax (paid) / collected
Income tax paid at SFR	(1,414)	(68)	na*
Payment received from the French State Treasury as part of the Consolidated Global Profit Tax System	465	—	na*
Other	(437)	(554)	-21%

	(1,386)	(622)	na*

Cash flow from operations after interest and tax expense paid (CFAIT)	€2,062	€3,084	-33%

(a)	As a reminder, with respect to IAS 32 and IAS 39, derivative financial instruments are recognized in the statement of financial position at fair value. When this value is negative (for example, interest rate orphan swaps, net of interest), they are recorded as financial liabilities, classified as “borrowings and other liabilities”. Consequently, when a derivative financial instrument is unwound at its market value, as recorded in the statement of financial position, the premium paid is deducted from cash but has no impact on financial net debt, the corresponding liability having already been recorded in the statement of financial position.
As a result, net cash provided by operating activities amounted to €3,558 million for the year ended December 31, 2005, versus €4,238 million for the year ended December 31, 2004, i.e. a €680 million decrease, mainly due to timing adjustments on taxes at SFR.

	Year ended December 31,
(In millions of euros)	2005	2004	% change
Cash flow from operations after interests and tax expense paid (CFAIT)	€2,062	€3,084	-33%
Add back:
Capital expenditures	1,580	1,322	20%
Proceeds from sales of property, plant, equipment and intangible assets	(89)	(196)	-55%
Other	5	28	-82%

Net cash provided by operating activities	€3,558	€4,238	-16%

Contribution to the reduction of financial net debt	€(3,558)	€(4,238)	-16%
na*: not applicable

Vivendi Universal / 51

5.2 Cash flows provided by investing activities
In 2005, investing activities contributed €1,415 million to the increase in financial net debt
Investments pending at December 31, 2005 will be financed using the Group’s customary and recurring methods: either net cash flows generated by the businesses, the Group’s undrawn facilities or any other appropriate financing means.

				Impact on
	Refer to	Impact on cash and	Impact on borrowings	financial net
(In millions of euros)	section	cash equivalents	and other (a)	debt
Financial investments
Purchases of consolidated companies, after acquired cash

Acquisition of an additional 16% stake in Maroc Telecom by Vivendi Universal (January)	1.1.1	€1,112	€(1,100)	€12
Unwinding of cross-shareholdings in MultiThématiques : purchase by Canal+ of the shares held by Lagardère (February)	1.1.5	20	—	20
Vivendi Universal Games — acquisition of development studios : Radical, Swingin’ Ape, Swordfish and High Moon Studios		52	—	52
Telco / Carcom (December)	1.1.4	80	50	130
Other (b)		142	(1)	141

Total financial investments		1,406	(1,051)	355

Financial divestments
Proceeds from sales of consolidated companies, after divested cash
Merger Cegetel — Neuf Telecom (August)	1.1.2	329	(426)	(97)
Termination on Veolia Environnement collar option (October)	1.1.6	(140)	93	(47)
NC Numéricâble — enterprise value (March)	1.1.5	(96)	—	(96)
Preferred shares with no Ypso voting right (December)	1.1.5	(37)	—	(37)
Unwinding of IACI stake in VUE by Vivendi Universal (June)	1.1.6	203	—	203
Other (b)		(59)	(18)	(77)

		200	(351)	(151)
Sales of investments in equity affiliates
Sale of the stake in UGC	1.1.7	(54)	—	(54)

Decrease in financial assets
Reimbursement of bonds issued by Neuf Telecom	1.1.2	(200)	—	(200)
Other		(26)	—	(26)

		(226)	—	(226)

Total financial divestments		(80)	(351)	(431)

Investing activities in 2005 excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		1,326	(1,402)	(76)

Capital expenditures		1,580	—	1,580
Proceeds from sales of property, plant, equipment and intangible assets		(89)	—	(89)

Investing activities in 2005		2,817	(1,402)	1,415

Vivendi Universal / 52

In 2004, investing activities contributed €4,151 million to the increase in financial net debt.

				Impact on
	Refer to	Impact on cash and	Impact on borrowings	financial net
(In millions of euros)	section	cash equivalents	and other (a)	debt
Financial investments
Purchases of consolidated companies, after acquired cash
VUE — exercise of the call option on Barry Diller’s stake (1.5%) (May)	1.2.1	€226	€—	226
DreamWorks — purchase of the music rights catalog (January)	1.2.1	64	—	64
DreamWorks — advance on film rights distribution agreement (January)	1.2.1	30	—	30
Other (b)		44	(12)	32

		364	(12)	352

Purchases of investments in equity affiliates
Sportfive — exercise of his put option by Jean-Claude Darmon (March)	1.2.5	30	—	30

		30	—	30

Total financial investments		394	(12)	382

Financial divestments
Proceeds from sales of consolidated companies, after divested cash
VUE (May)	1.2.1	(2,926)	—	(2,926)
15 % of Veolia Environnement (December)	1.2.3	(1,497)	—	(1,497)
Kencell (May)	1.2.5	(190)	—	(190)
Monaco Telecom (June)	1.2.5	(169)	(98)	(267)
“Flux-divertissement” business of StudioExpand and Canal+ Benelux (June/August)	1.2.5	(49)	7	(42)
Viva Media (August)	1.2.5	(47)	—	(47)
Cèdre and Egée towers (June)	1.2.6	(84)	(249)	(333)
Atica & Scipione (February)	1.2.5	(32)	—	(32)
UCI Cinemas (October)	1.2.6	(170)	—	(170)
Other (b)		197	(55)	142

		(4,967)	(395)	(5,362)

Sales of investments in equity affiliates
Sportfive (March)	1.2.5	(274)	—	(274)

		(274)	—	(274)

Decrease in financial assets
Other (b)		(23)	—	(23)

		(23)	—	(23)

Total financial divestments		(5,264)	(395)	(5,659)

Investing activities in 2004 excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		(4,870)	(407)	(5,277)

Capital expenditures		1,322	—	1,322
Proceeds from sales of property, plant, equipment and intangible assets		(196)	—	(196)

Investing activities in 2004		(3,744)	(407)	(4,151)

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	Including acquisition and divestiture fees.
Investments that Vivendi Universal intends to realize
As at February 21, 2006, date of the Management Board meeting which approved Vivendi Universal’s Consolidated Financial Statements for the year ended December 31, 2005, Vivendi Universal’s management had not made any firm commitment with regards to potential future investments, except for those presented in the present document.

Vivendi Universal / 53

5.3 Cash flows provided by financing activities
In 2005, financing activities contributed €1,183 million to the increase in financial net debt. Vivendi Universal continued its strategy to refinance its debt in order to extend the maturity of the average amount of borrowings and to optimize interest. Please refer to Note 23 and 24 related to long- and short-term borrowings and other financial liabilities to the Consolidated Financial Statements as at December 31, 2005.

	Impact on cash	Impact on
	and cash	borrowings and	Impact on financial
(In millions of euros)	equivalents	other (a)	net debt
Transactions on equity
Net proceeds from issuance of common shares	€(39)	€—	€(39)
(Sales) purchases of treasury shares	108	—	108
Cash dividends paid by Vivendi Universal S.A.	689	—	689
Cash dividends paid by subsidiaries to their minority shareholders
SFR (March, May, September and November) (b)	712	—	712
Maroc Telecom (June) (c)	196	—	196
Other subsidiaries	57	—	57

	965	—	965

Transactions on equity	1,723	—	1,723

Transactions on borrowings and other financial liabilities
Setting up of long-term borrowings and increase in other long-term financial liabilities
Maroc Telecom — MAD 6 billion borrowings — MAD 4 billion tranche (January) (d)	(350)	350	—
Vivendi Universal — €600 million notes (February) (e)	(600)	600	—
Vivendi Universal — €630 million notes (April) (f)	(630)	630	—
SFR — €600 million notes (July) (g)	(600)	600	—
SFR — €1.2 billion revolving credit facility	(200)	200	—

	(2,380)	2,380	—
Principal payment on long-term borrowings and decrease in other long-term financial liabilities
Payments
Vivendi Universal — High Yield Notes (January) (h)	394	(394)	—
Vivendi Universal — Bonds exchangeable into Vinci shares (March) (f)	527	(527)	—
Other	155	(155)	—

	1,076	(1,076)	—
Other financing arrangements
Vivendi Universal — Promissory note to USI (NBC Universal subsidiary) (January)	573	(573)	—

Partial redemption of bonds exchangeable into Sogecable shares (November, December)	—	(363)

	573	(936)	(363)

	1,649	(2,012)	(363)
Principal payments on short-term borrowings
SFR — Securitization program	423	(423)	—
Other	540	(540)	—

	963	(963)	—
Net increase (decrease) in short-term borrowings and other
SFR — Treasury bills	(632)	632	—
Maroc Telecom — MAD 6 billion borrowings — MAD 2 billion tranche (January) (d)	(177)	177	—
Other	(111)	111	—

	(920)	920	—
Other financing activities	—	28	28
Derivative instruments	—	(205)	(205)

Transactions on borrowings and other financial liabilities	(688)	148	(540)

Financing activities in 2005	1,035	148	€1,183

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	In 2005, SFR paid a dividend of €1,614 million for 2005 fiscal year, including €712 million paid to minority shareholders.

(c)	In 2005, Maroc Telecom paid a dividend of €398 million for 2004 fiscal year, including €196 million paid to minority shareholders.

(d)	To finance the purchase of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion note (i.e. €551 million as at December 31, 2005) was set up by Société de Participation dans les Télécommunications (SPT), a Moroccan company wholly-owned by Vivendi Universal, which now directly holds 51% of Maroc Telecom’s shares. The borrowing comprises two tranches: a MAD 2 billion tranche with a 2006 maturity and a MAD 4 billion tranche with a 2011 maturity.

Vivendi Universal / 54

(e)	On February 15, 2005, Vivendi Universal issued notes for €600 million maturing on February 15, 2012 with a 3.9% yield rate. The proceeds of this issue were used to repay, at no penalty, the $780 million note issued to NBC Universal on May 11, 2004, which was due to expire no later than May 2007. This new note issue enabled to extinguish the last secured debt of Vivendi Universal S.A.

(f)	On April 6, 2005, Vivendi Universal issued notes for €630 million with a 3.755% yield rate, maturing in April 2010. These notes enabled Vivendi Universal to extend the average maturity of the Group’s debt and the early redemption of bonds exchangeable into Vinci shares, issued in March 2001 for a total consideration of €527 million and redeemable in March 2006.

(g)	On July 18, 2005, SFR issued notes for €600 million maturing in July 2012 with a 3.4% yield rate. This note issuance enabled SFR to diversify its financing sources and extend the maturity of its debt.

(h)	On January 21, 2005, the remaining High Yield Notes were redeemed for a principal amount of €394 million (corresponding to $107 million Notes issued in dollars and €316 million Notes issued in euros), following the sending of a formal Note of Redemption to all bondholders in December 2004. On completion of this transaction, none of the High Yield Notes issued by Vivendi Universal remained outstanding. In addition, Vivendi Universal paid a premium to the bondholders (€41 million) and accrued interests, representing a total cash outflow of €437 million.

Vivendi Universal / 55

In 2004, financing activities contributed €3 141 million to the financial net debt increase. Vivendi Universal continued its refinancing plan in order to extend the maturity of the average amount of borrowings and to reduce their interests. Please refer to Note 23 and 24 related to long- and short-term borrowings and other financial liabilities to the Consolidated Financial Statements as at December 31, 2005.

	Impact on cash	Impact on
	and cash	borrowings and	Impact on financial
(In millions of euros)	equivalents	other (a)	net debt
Transactions on equity
Net proceeds from issuance of common shares	€(18)	€—	(18)
(Sales) purchases of treasury shares	27	—	27
Cash dividends paid by Vivendi Universal S.A.	—	—	—
Cash dividends paid by subsidiaries to their minority shareholders
SFR (b)	1,470	—	1,470
Maroc Telecom (c)	303	—	303
Other subsidiaries	59	—	59

	1,832	—	1,832

Transactions on equity	1,841	—	1,841

Transactions on borrowings and other financial liabilities
Setting up of long-term borrowings and increase in other long-term financial liabilities
SFR — €1.2 billion revolving credit facility	(350)	350	—
Vivendi Universal — €700 million floating notes (July) (d)	(700)	700	—
Other	(98)	98	—

	(1,148)	1,148	—

Principal payment on long-term borrowings and decrease in other long-term financial liabilities
Payments
UMG — Loan contracted by UMO (£136 million) (May) (e)	205	(205)	—
Vivendi Universal — €2.5 billion dual currency facility (May) (e)	1,000	(1,000)	—
Vivendi Universal — High Yield Notes (June) (f)	2,000	(2,000)	—
Other	243	(243)	—
Other financing arrangements
Vivendi Universal — Promissory note to USI (NBC Universal subsidiary) (January)	—	658	658

	3,448	(2,790)	658

Principal payments on short-term borrowings
Vivendi Universal — €3 billion multicurrency revolving credit facility (e)	1,000	(1,000)	—
Vivendi Universal — convertible 1.25% (OCEANE) (January)	1,699	(1,699)	—
SFR — €600 million bonds (July)	600	(600)	—
Other	1,044	(1,044)	—
Other financing activities	204	(143)	61

	4,547	(4,486)	61

Net increase (decrease) in short-term borrowings and other
SFR — securitization program	(422)	422	—
SFR — treasury bills	(218)	218	—
Vivendi Universal — treasury bills	(274)	274	—
Other	(229)	229	—

	(1,143)	1,143	—

Derivative instruments	—	581	581

Transactions on borrowings and other financial liabilities	5,704	(4,404)	1,300

Financing activities in 2004	€7,545	€(4,404)	3,141

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	In January 2004, SFR paid an exceptional dividend of €899 million including €398 million paid to minority shareholders. In addition, it paid a 2003 total dividend of €1,258 million (including €556 million to minority shareholders) and a 2004 interim dividend of €1,167 million (including €516 million to minority shareholders).

(c)	In 2004, the total amount of dividends paid by Maroc Telecom was €465 million.

(d)	At the same time, Vivendi Universal was able to place €700 million floating rate notes issued with European institutional investors. These notes, issued on July 12, 2004, have a three-year maturity and a yield of three month EURIBOR + 60 basis points.

(e)	At the same time, Vivendi Universal was able to repay the €1.8 billion drawn portion of the €3 billion multicurrency revolving credit facility, the €1 billion Tranche B of the €2.5 billion dual currency facility (the unused portion of both loans being cancelled) and the £136 million (€205 million) loan contracted by UMO.

(f)	On May 25, 2004, Vivendi Universal launched a tender offer to purchase €1 billion of High Yield Notes. On June 16, 2004, the size of this offer was increased to €2.4 billion (including premium and interests). As part of this offer, the holders of the Notes were also solicited to waive covenants attached to the Notes. On

Vivendi Universal / 56

June 29, 2004, the offer terminated with a tender rate of 96.4% for the 9.50% and 9.25% High Yield Notes and a tender rate of 72.0% for the 6.25% High Yield Notes, for a total amount of approximately €2.0 billion, out of a total of €2.4 billion (i.e., 83% tendered). In addition, the covenants attached to the Notes were waived. The premium amount paid to the bondholders and the accrued interest amounted to €0.3 billion.
Other borrowings in 2005
On April 19, 2005, a MAD 6 billion credit facility was set up by SPT from Attijari, a Moroccan bank. This facility was backed by a cash collateral deposit made by Vivendi Telecom International (VTI) for the same amount. This cash deposit has the same maturity as the facility and is recoverable as the facility is repaid. For these reasons, the borrowing and the cash collateral are netted in Vivendi Universal’s consolidated statement of financial position. As at December 31, 2005, the credit facility and the related cash deposit were fully redeemed.
Undrawn facilities in 2006
On April 29, 2005, in order to benefit from favorable bank credit market conditions, Vivendi Universal issued a €2 billion syndicated loan, to refinance its €2.5 billion syndicated loan. With an initial tenure of 5 years, the loan was extended by one year. In February 2007, this syndicated loan can be extended by one more year until April 2012. As at February 21, 2006, date of the Management Board meeting which approved the financial statements for the year ended December 31, 2005, this facility was undrawn.
Furthermore, SFR set up a €1.2 billion 5-year (maturity April 2010, that can be extended by one year) credit facility in July 2004 as well as an additional 5-year (maturity November 2010, that can be extended by two years) credit facility of €450 million in November 2005. As at February 21, 2006, only the €1.2 billion credit facility was drawn for € 280 million.
5.4 Credit ratings
Vivendi Universal’s credit ratings as at February 21, 2006 are as follows:

New
Rating agency	Rating date	Type of debt	ratings		Outlook	Previous ratings
Standard & Poor’s	July 27, 2005	Long-term corporate	BBB	}		BBB -	}
		Short-term corporate	A-2		Stable	A-3		(June 1, 2004)
		Senior unsecured debt	BBB			BBB -

Moody’s	September 13, 2005	Long-term senior unsecured debt	Baa2		Stable	Baa3		(October 22, 2004)

Fitch Ratings	December 10, 2004	Long-term senior unsecured debt	BBB		Positive (December 19, 2005)	BBB-		(May 12, 2004)
5.5 Description of Vivendi Universal’s covenants
Vivendi Universal has set up a number of borrowings in the last few years in order to restructure its debt and improve its financing conditions.
As part of this policy, Vivendi Universal and its subsidiaries, SFR and Maroc Telecom, are subject to certain financial covenants which require them to maintain various financial ratios computed at the end of each half year, described hereunder. As at December 31, 2005, they all complied with applicable financial ratios.
The bonds issued by Vivendi Universal carry customary provisions related to events of default and negative pledge.
The €2.0 billion syndicated facility, set up in April 2005, contains customary provisions related to events of default, and restrictions in terms of negative pledge and divestiture and merger transactions.

Vivendi Universal / 57

In addition, Vivendi Universal has to maintain the ratio of Proportionate Financial Net Debt to proportionate EBITDA at a maximum of 3 for the duration of the loan.
SFR has set up a certain number of financing arrangements:
•	thus, SFR set up a €1.2 billion 5-year (April 2010, that can be extended by one year) credit line in July 2004 as well as a 5-year (November 2010, that can be extended by two years) credit line of €450 million in November 2005. They contain customary default, negative pledge and merger and divestiture provisions. They are subject to an ownership clause. In addition, SFR must maintain financial ratios:
°	a maximum ratio of Financial Net Debt to EBITDA: 3.5:1,

°	a minimum ratio of Earnings from operations to Net Financing costs (interest): 3:1.
     These ratios are computed at the end of each half year.
Lastly, to finance the acquisition of 16% of Maroc Telecom on January 4, 2005, a MAD 6 billion facility was set up by SPT. The borrowing is comprised of two tranches: a MAD 2 billion tranche with a 2006 maturity and a MAD 4 billion tranche with a 2011 maturity. Vivendi Universal has granted a security (caution solidaire) to SPT of MAD 6 billion. The security contract contains the same financial ratios as those included in the €2.5 billion syndicated loan, set up in May 2004:
•	maximum ratio of Proportionate Financial Net Debt to proportionate EBITDA: 2.8 to 1 from December 31, 2004,

•	minimum ratio of proportionate EBITDA to Net Financing Costs: 4.3 to 1 on December 31, 2004 and 4.5 to 1 from March 31, 2005.
This borrowing carries negative pledge and acquisition and restructuring restrictions and customary events of default provisions, as well as early repayment events in the case of a change in the borrower’s ownership or Vivendi Universal’s non-compliance with financial ratios contained in the security agreement.
PLEASE NOTE THAT:
Vivendi Universal’s cash flow on a consolidated basis is not all available to Vivendi Universal at the parent company level. In particular:
Dividends and other distributions (including payment of interest, redemption of borrowings, other returns on investment or other payments) from Vivendi Universal’s subsidiaries are restricted under certain agreements. Some of Vivendi Universal’s subsidiaries that are less than wholly-owned are unable to pool their cash with Vivendi Universal and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR and Maroc Telecom.
Since January 1, 2004, SFR has implemented the dividend distribution plan agreed to by its two shareholders, which resulted in the distribution of exceptional premiums and reserves in the course of 2004 and the introduction of quarterly interim dividend payments.
In addition, the ability of Vivendi Universal’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.

Vivendi Universal / 58

6 FORWARD LOOKING STATEMENTS
This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as estimate(s), aim(s), expect(s), feel(s), will, may, believe(s), anticipate(s) and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, and anticipated cost savings from asset divestitures and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved. There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among other things:
•	our ability to retain or obtain required licenses, permits, approvals and consents;

•	legal and regulatory requirements, and the outcome of legal proceedings and pending investigations;

•	the lack of commercial success of our product or services, particularly in the television, motion pictures and music markets;

•	challenges to loss, infringement, or inability to enforce intellectual property rights;

•	lost sales due to piracy, particularly in the motion picture and music business;

•	downturn in the markets in which we operate, particularly the music market;

•	increased technical and commercial competition, particularly in the television market;

•	our ability to develop new technologies or introduce new products and services;

•	changes in our corporate rating or rating of Vivendi Universal’s debt;

•	the availability and terms of financing;

•	changes in business strategy or development plans;

•	political instability in the jurisdictions in which we operate;

•	fluctuations in interest rates or foreign currency exchange rates and currency devaluations;

•	inflation and instability in the financial markets;

•	restrictions on the repatriation of capital;

•	natural disasters; and

•	war or acts of terrorism.
The foregoing list is not exhaustive; other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date they are made and are expressly qualified in their entirety by the cautionary statements.

Vivendi Universal / 59

B — Appendices to operating and financial review and prospects
Vivendi Universal provides information related to the operating performances of its businesses on a comparable basis in order to better reflect the actual results of the operations, adjusted from changes in the scope of consolidation, and because it is recommended under IFRS to promote comparability. Nonetheless, this information on a comparable basis is not compliant with pro forma information as required by Article 11 of Regulation S-X under the US Securities Exchange Act of 1934. Revenues and earnings from operations on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.
1	Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2005

	Year ended December 31, 2005
	As	Divestiture of	Comparable
(In millions of euros)	published	Canal+ assets (a)	basis
			(unaudited)
Revenues
Universal Music Group	€4,893	€—	€4,893
Vivendi Universal Games	641	—	641
Canal+ Group	3,452	(45)	3,407
SFR	8,687	—	8,687
Maroc Telecom	1,860	—	1,860
Non core operations and elimination of inter segment transactions	(49)	—	(49)

Total Vivendi Universal	€19,484	€(45)	€19,439

Earnings from operations
Universal Music Group	€480	€—	€480
Vivendi Universal Games	41	—	41
Canal+ Group	203	(27)	176
SFR	2,422	—	2,422
Maroc Telecom	762	—	762
Holding & Corporate	(195)	—	(195)
Non core operations	33	—	33

Total Vivendi Universal	€3,746	€(27)	€3,719

Earnings from operations / Revenues (%)	19%		19%

(a)	Mainly included NC Numéricâble.

Vivendi Universal / 60

2	Reconciliation of revenues and earnings from operations as published to revenues and earnings from operations on a comparable basis for the year ended December 31, 2004

	Year ended December 31, 2004
		Divestiture		SFR	Mobile-to-		Divestiture		Comparable
	As	of Canal+		distribution	mobile		of VTI		basis
(In millions of euros)	published	assets (a)	UMG’s Music Clubs	subsidiaries	sales (b)	Mauritel	assets (c)	Other	(unaudited)
Revenues
Universal Music Group	€4,989	€—	€(170)	€—	€—	€—	€—	€—	€4,819
Vivendi Universal Games	475	—	—	—	—	—	—	—	475
Canal+ Group	3,560	(283)	—	—	—	—	—	—	3,277
SFR	7,192	—	—	50	875	—	—	—	8,117
Maroc Telecom	1,581	—	—	—	—	31	—	(1)	1,611
Non core operations and elimination of inter segment transactions	86	—	—	—	—	—	(118)	(30)	(62)

Total Vivendi Universal	€17,883	€(283)	€(170)	€50	€875	€31	€(118)	€(31)	€18,237

Earnings from operations
Universal Music Group	€359	€—	€40	€—	€—	€—	€—	€—	€399
Vivendi Universal Games	(203)	—	—	—	—	—	—	—	(203)
Canal+ Group	188	(1)	—	—	—	—	—	—	187
SFR	2,332	—	—	6	—	—	—	—	2,338
Maroc Telecom	662	—	—	—	—	9	—	—	671
Holding & Corporate	(193)	—	—	—	—	—	—	—	(193)
Non core operations	88	—	—	—	—	—	(17)	(8)	63

Total Vivendi Universal	€3,233	€(1)	€40	€6	€—	€9	€(17)	€(8)	€3,262

Earnings from operations / Revenues (%)	18%								18%

(a)	Mainly corresponds to “Flux-divertissement” business of StudioExpand, Canal+ Benelux and NC Numéricâble.

(b)	Corresponds to an estimation of the mobile-to-mobile sales at the applying 2005 rate.

(c)	Corresponds to Monaco Telecom and Kencell.

Vivendi Universal / 61

3	Reconciliation of adjusted earnings from operations before depreciation and amortization (EBITDA) to earnings from operations
Vivendi Universal considers the adjusted earnings from operations before depreciation and amortization (adjusted EBITDA) as an important indicator of the operating performances of the group. This indicator excludes the restructuring costs, some other non-recurring operating items, as well as the impact of the depreciation and amortization (that have no impact on the group’s cash position). This indicator aims to better reflect recurring operating performances of the group. With the exception of the recoupment of advances to artists and the consumption of broadcasting rights (television, film and sport), adjusted earnings from operations before depreciation and amortization corresponds to cash inflows and outflows induced by operating activities. As a result, Vivendi Universal takes it into account in its analysis of cash flows.
Adjusted earnings from operations before depreciation and amortization should be considered in addition to, not as a substitute for, other measures reported in accordance with GAAP as presented in the Consolidated Financial Statements and their supplemental information, or cited in the financial report itself. Moreover, it should be emphasized that these indicators as determined by Vivendi Universal may be defined and calculated differently by other companies, thereby affecting comparability.

	Year ended December 31, 2005
	Adjusted earnings
	from operations		Sale of property,		Earnings from
	before depreciation		plant, equipment	Non recurring	operations before	Depreciation of
	and amortization	Restructuring	and intangible	operating	depreciation and	property, plant,	Amortization of	Earnings from
	(EBITDA)	costs	assets	items	amortization	equipment	intangible assets	operations
Universal Music Group	€760	€(26)	€8	€(1)	€741	€(61)	€(200)	€480
Vivendi Universal Games	86	(1)	—	(1)	84	(18)	(25)	41
Canal+ Group	369	1	(4)	2	368	(96)	(69)	203
SFR	3,209	—	(20)	—	3,189	(478)	(289)	2,422
Maroc Telecom	1,056	(28)	—	—	1,028	(195)	(71)	762
Holding & Corporate	(149)	2	11	(51)	(187)	(7)	(1)	(195)
Non core operations	—	1	—	47	48	(15)	—	33

Total Vivendi Universal	€5,331	€(51)	€(5)	€(4)	€5,271	€(870)	€(655)	€3,746

% change- 2005 / 2004 - Total Vivendi Universal	8%				8%			16%

	Year ended December 31, 2004
	Adjusted earnings
	from operations		Sale of property,		Earnings from
	before depreciation		plant, equipment	Non recurring	operations before	Depreciation of
	and amortization	Restructuring	and intangible	operating	depreciation and	property, plant,	Amortization of	Earnings from
	(EBITDA)	costs	assets	items	amortization	equipment	intangible assets	operations
Universal Music Group	€764	€(43)	€—	€(20)	€701	€(109)	€(233)	€359
Vivendi Universal Games	(113)	(35)	—	—	(148)	(15)	(40)	(203)
Canal+ Group	404	5	2	1	412	(190)	(34)	188
SFR	3,078	—	(25)	4	3,057	(413)	(312)	2,332
Maroc Telecom	944	(17)	2	—	929	(211)	(56)	662
Holding & Corporate	(181)	(10)	—	12	(179)	(13)	(1)	(193)
Non core operations	39	(3)	5	74	115	(36)	9	88

Total Vivendi Universal	€4,935	€(103)	€(16)	€71	€4,887	€(987)	€(667)	€3,233

Vivendi Universal / 62

4	Reconciliation of cash flow from operations to net cash provided by operating activities for the years ended December 31, 2005 and 2004

	Year ended December 31,
(In millions of euros)	2005	2004
Net cash provided by operating activities, as reported	€3,558	€4,238
Deduct:
Capital expenditures	(1,580)	(1,322)
Proceeds from sales of property, plant, equipment and intangible assets	89	196

Capital expenditures, net of proceeds	(1,491)	(1,126)
Add back:
Tax expense paid	1,386	622
Interest paid	218	406
Other cash impacts	486	214

Cash flow from operations (i.e. before tax expense paid, interests and after restructuring costs)	4,157	4,354

Vivendi Universal / 63

5	RECONCILIATION OF REVENUES AND EARNINGS FROM OPERATIONS PREPARED UNDER FRENCH GAAP TO IFRS REVENUES AND EARNINGS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004
The reconciliation of the consolidated statement of earnings prepared under French GAAP and the IFRS consolidated statement of earnings is presented in the note 33 “IFRS Transition” to the Consolidated Financial Statements as at December 31, 2005.

	Year ended December 31, 2004
					Pension
					and	Share-based		Reclassification of
	French GAAP	Revenues of telecom operators			postretire-	compensations		Cegetel and VUE
	as published	Handset	Equipment		ment	and Group	Other	as discontinued
(In millions of euros)	(a)	subsidies	sales	Other	benefits	savings plan	impacts	operations (b)	IFRS
Revenues
Universal Music Group	€4,993	€—	€—	€—	€—	€—	€(4)	€—	€4,989
Vivendi Universal Games	475	—	—	—	—	—	—	—	475
Canal+ Group	3,580	—	—	—	—	—	(20)	—	3,560
SFR	8,317	(78)	(18)	(2)	—	—	—	(1,027)	7,192
Maroc Telecom	1,627	(47)	(2)	3	—	—	—	—	1,581
Non core operations and elimination of inter segment transactions	109	—	—	—	—	—	(50)	27	86
Vivendi Universal Entertainment	2,327	—	—	—	—	—	—	(2,327)	—

Total Vivendi Universal	€21,428	€(125)	€(20)	€1	€—	€—	€(74)	€(3,327)	€17,883

Earnings from Operations
Universal Music Group	€338	€—	€—	€—	€31	€(6)	€(4)	€—	€359
Vivendi Universal Games	(183)	—	—	—	—	(5)	(15)	—	(203)
Canal+ Group	198	—	—	—	(1)	(10)	1	—	188
SFR	2,257	—	—	4	—	(14)	13	72	2,332
Maroc Telecom	673	—	3	3	—	(5)	(12)	—	662
Holding & Corporate	(220)	—	—	—	56	(24)	(5)	—	(193)
Non core operations	76	—	—	—	—	—	12	—	88
Vivendi Universal Entertainment	337	—	—	—	—	—	—	(337)	—

Total Vivendi Universal	€3,476	€—	€3	€7	€86	€(64)	€(10)	€(265)	€3,233

(a)	As they were published in BALO on February 2, 2005 and filed with the SEC as the 2004 Form 20-F on June 29, 2005.

(b)	In accordance with IFRS 5 (§34), Cegetel and VUE qualified as discontinued operations and net income and expense were deconsolidated as of January 1, 2004.

Vivendi Universal / 64

(page deliberately left blank)
     Disclaimer: this English language translation of the 2005 operating and financial review and prospects and of the consolidated financial statements as at December 31, 2005 prepared under IFRS has been provided solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi Universal, its representatives and employees decline all responsibility in this regard.

Vivendi Universal / 65

C – Audited consolidated financial statements as at December 31, 2005
Consolidated statement of earnings for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros, except per share amounts)	Note	2005	2004
Revenues	4	€19,484	€17,883
Cost of revenues	4	(9,898)	(9,100)

Margin from operations		9,586	8,783
Selling, general and administrative expenses		(5,807)	(5,464)
Other operating expenses		(33)	(86)

Earnings from operations		3,746	3,233
Other income from ordinary activities	4	75	89
Other charges from ordinary activities	4	(170)	(25)
Income from equity affiliates	14	326	221

Earnings before interest and other financial charges and income and provision for income taxes		3,977	3,518
Interest	5	(218)	(406)
Other financial charges and income	5	619	1,226

Interest and other financial charges and income	5	401	820

Earnings from continuing operations before provision for income taxes		4,378	4,338
Provision for income taxes	6	(204)	(292)

Earnings from continuing operations		4,174	4,046
Earnings from discontinued operations	7	92	777

Earnings		€4,266	€4,823

Attributable to :
Equity holders of the parent		€3,154	€3,767
Minority interests		1,112	1,056

Earnings from continuing operations, attributable to the equity holders of	8	€2.70	€2.61
the parent per share — basic (in euros)
Earnings from continuing operations, attributable to the equity holders of	8	€2.68	€2.59
the parent per share — diluted (in euros)

Earnings from discontinued operations per share — basic (in euros)	8	€0.08	€0.68
Earnings from discontinued operations per share — diluted (in euros)	8	€0.08	€0.68

Earnings, attributable to the equity holders of the parent per share — basic	8	€2.74	€3.29
(in euros)
Earnings, attributable to the equity holders of the parent per share — diluted	8	€2.72	€3.27
(in euros)

Adjusted net income, attributable to equity holders of the parent	8	€2,078	€1,338
Adjusted net income, attributable to equity holders of the parent	8	€1.81	€1.17
per share — basic (in euros)
Adjusted net income, attributable to equity holders of the parent	8	€1.79	€1.16
per share — diluted (in euros)
The accompanying notes are an integral part of these Consolidated Financial Statements.

Disclaimer: This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi Universal its representatives and employees decline all responsibility in this regard.
Vivendi Universal 2005 Consolidated Financial Statements / 66

Consolidated statement of financial position as at December 31, 2005, December 31, 2004 and January 1, 2004

		December 31,	December 31,	January 1,
(In millions of euros)	Note	2005	2004	2004
ASSETS
Goodwill	9	€13,796	€13,154	€12,942
Non current content assets	10	2,462	2,431	2,971
Other intangible assets	11	1,937	2,177	2,362
Property, plant and equipment	12	4,331	4,740	5,605
Investments in equity affiliates	14	6,856	5,773	2,096
Non current financial assets	15	3,783	3,787	3,762
Deferred tax assets	6	1,784	1,282	1,102

Non current assets		34,949	33,344	30,840

Inventories	16	375	315	364
Current tax receivables	6	822	772	373
Current content assets	10	790	579	583
Trade accounts receivable and other	16	4,531	4,528	5,126
Short-term financial assets	15	114	162	94
Cash and cash equivalents	17	2,902	3,159	2,726

		9,534	9,515	9,266
Assets held for sale	7	—	180	13,897

Current assets		9,534	9,695	23,163

TOTAL ASSETS		€44,483	€43,039	€54,003

EQUITY AND LIABILITIES
Share capital	18	€6,344	€5,899	€5,893
Additional paid-in capital	18	6,939	7,313	7,234
Retained earnings and other		5,486	2,237	(627)
Equity associated with assets held for sale	7	—	—	231

Equity, attributable to equity holders of the parent		18,769	15,449	12,731
Minority interests		2,839	2,643	3,961

Total equity		21,608	18,092	16,692

Non current provisions	20	1,220	1,561	1,863
Long-term borrowings and other financial liabilities	23	4,545	5,357	7,416
Deferred tax liabilities	6	3,476	3,282	3,670
Other non current liabilities	16	1,342	1,955	1,771

Non current liabilities		10,583	12,155	14,720

Trade accounts payable and other	16	8,737	8,187	8,653
Current tax payables	6	762	1,298	1,157
Current provisions	20	578	357	355
Short-term borrowings and other financial liabilities	24	2,215	2,842	5,611

		12,292	12,684	15,776

Liabilities associated with assets held for sale	7	—	108	6,815

Current liabilities		12,292	12,792	22,591

Total liabilities		22,875	24,947	37,311

Contractual obligations and contingent assets and liabilities	29	—	—	—

TOTAL EQUITY AND LIABILITIES		€44,483	€43,039	€54,003

The accompanying notes are an integral part of these Consolidated Financial Statements.
Vivendi Universal 2005 Consolidated Financial Statements / 67

Consolidated statement of cash flows for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros)	Note	2005	2004
Operating activities:
Earnings, attributable to equity holders of the parent		€3,154	€3,767
Minority interests		1,112	1,056
Adjustments	27	876	(80)
Dividends received from equity affiliates	27	355	404
Content investments, net	10	(15)	219

Gross cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		5,482	5,366
Other changes in net working capital	16	166	114

Cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		€5,648	€5,480
Interest paid	5	(218)	(406)
Other financial items (excluding sales of financial assets)		(486)	(214)
Income tax paid	6	(1,386)	(622)

Net cash provided by operating activities		€3,558	€4,238
Investing activities:
Capital expenditures		(1,580)	(1,322)
Purchases of consolidated companies, after acquired cash		(1,406)	(364)
Purchases of investments in equity affiliates		—	(30)
Increase in financial assets		—	—

Investments		€(2,986)	€(1,716)
Proceeds from sales of property, plant, equipment and intangible assets		89	196
Proceeds from sales of consolidated companies, after divested cash		(200)	4,967
Sales of investments in equity affiliates		54	274
Decrease in financial assets		226	23

Divestments		€169	€5,460

Net cash provided by (used for) investing activities		€(2,817)	€3,744
Financing activities:
Net proceeds from issuance of common shares		39	18
Sales (purchases) of treasury shares		(108)	(27)
Dividends paid by Vivendi Universal S.A.		(689)	—
Dividends paid by consolidated companies to their minority shareholders	27	(965)	(1,832)

Transactions on equity		€(1,723)	€(1,841)
Setting up of long-term borrowings and increase in other long-term financial liabilities		2,380	1,148
Principal payment on long-term borrowings and decrease in other long-term financial liabilities		(1,649)	(3,448)
Principal payment on short-term borrowings		(963)	(4,547)
Other changes in short-term borrowings and other short-term financial liabilities		920	1,143

Transactions on borrowings and other financial liabilities		€688	€(5,704)

Net cash provided by (used for) financing activities		(1,035)	(7,545)
Foreign currency translation adjustments		37	(15)
Net cash related to discontinued operations	7	—	11

Change in cash and cash equivalents		€(257)	€433

Cash and cash equivalents:

At beginning of the year		€3,159	€2,726

At end of the year		€2,902	€3,159

The accompanying notes are an integral part of these Consolidated Financial Statements.
Vivendi Universal 2005 Consolidated Financial Statements / 68

Consolidated statement of changes in equity for the years ended December 31, 2004 and 2005
Full year 2005

		Attributable to Vivendi Universal S.A. shareholders
					Retained Earnings and Other
		Common shares									Equity,
				Additional		Net	Foreign		Equity		attributable	Minority	Total
		Number of		paid-in	Retained	unrealized	currency	Treasury	associated	Total	to equity	interests	equity
	Note	shares	Amount	capital	earnings	gains	translation	shares	with assets		holders of
(In millions of euros, except number of shares)		(In thousands)				(losses)	adjustments		held for sale		the parent

BALANCE AS AT DECEMBER 31, 2004		1,072,624	5,899	€7,313	€2,929	€910	€(1,593)	€(9)	€—	€2,237	€15,449	€2,643	€18,092

Redemption of ORA (November 2005)	18.2	78,672	433	(433)	—	—	—	—	—	—	—	—	—
Dividends paid by Vivendi Universal S.A. (€0.6 per share)		—	—	—	(689)	—	—	—	—	(689)	(689)	—	(689)
Other transactions with shareholders		2,181	12	59	(43)	—	—	(44)	—	(87)	(16)	—	(16)

Dividends and other transactions with shareholders		80,853	445	(374)	(732)	—	—	(44)	—	(776)	(705)	—	(705)

Available-for-sale securities, net of €55 million of tax	15.1	—	—	—	—	(11)	—	—	—	(11)	(11)	(1)	(12)
Other charges and income directly recorded in equity		—	—	—	1	(10)	891 (a)	—	—	882	882	(1)	881

Total charges and income directly recorded in equity		—	—	—	1	(21)	891	—	—	871	871	(2)	869

Earnings		—	—	—	3,154	—	—	—	—	3,154	3,154	1,112	4,266

Total charges and income recorded over the year		—	—	—	3,155	(21)	891	—	—	4,025	4,025	1,110	5,135

Acquisition of an additional 16% stake in Maroc Telecom	2.1	—	—	—	—	—	—	—	—	—	—	(38)	(38)
Dividends paid by subsidiaries to minority interests	27.2	—	—	—	—	—	—	—	—	—	—	(965)	(965)
Other transactions with minority interests		—	—	—	—	—	—	—	—	—	—	89	89

Transactions with minority interests		—	—	—	—	—	—	—	—	—	—	(914)	(914)

Total changes over the year		80,853	445	(374)	2,423	(21)	891	(44)	—	3,249	3,320	196	3,516

BALANCE AS AT DECEMBER 31, 2005		1,153,477	6,344	€6,939	€5,352	€889	€(702)	€(53)	€-	€5,486	€18,769	€2,839 (b)	€21,608

Percentage change over the year		+7.5%									+21.5%	+7.4%

The accompanying notes are an integral part of these Consolidated Financial Statements.

(a)	Including changes in foreign currency translation adjustments relating to the investment in NBC Universal of +€761 million.

(b)	Including cumulative foreign currency translation adjustments of €120 million.
Vivendi Universal 2005 Consolidated Financial Statements / 69

Full year 2004

		Attributable to Vivendi Universal S.A. shareholders
					Retained Earnings and Other
		Common shares											Equity,
				Additional		Net	Foreign				Equity		attributable	Minority		Total
		Number of		paid-in	Retained	unrealized	currency			Treasury	associated	Total	to equity	interests		equity
	Note	shares	Amount	capital	earnings	gains	translation			shares	with assets		holders of
(In millions of euros, except number of shares)		(In thousands)				(losses)	adjustments				held for sale		the parent

BALANCE AS AT JANUARY 1, 2004		1,071,519	5,893	€7,234	€(883)	€257	€-			€(1)	€231	€(396)	€12,731		€3,961	€16,692

Dividends and other transactions with shareholders		1,105	6	79	(67)	—	—			(8)	—	(75)	10		—	10

Available-for-sale securities, net of -€39 million of tax	15.1	—	—	—	—	653	—			—	—	653	653		—	653
Other charges and income directly recorded in equity		—	—		112	—	(1,593	)(a	)	—	(231)	(1,712)	(1,712)		—	(1,712)

Total charges and income directly recorded in equity		—	—	—	112	653	(1,593)			—	(231)	(1,059)	(1,059)		—	(1,059)

Earnings		—	—	—	3,767	—	—			—	—	3,767	3,767		1,056	4,823

Total charges and income recorded over the year		—	—	—	3,879	653	(1,593)			—	(231)	2,708	2,708		1,056	3,764

NBC-Universal transaction: divestiture of 80% of VUE	2.4	—	—	—	—	—	—			—	—	—	—		(563)	(563)
Change in value of other commitments to purchase minority interests		—	—	—	—	—	—			—	—	—	—		55	55
Dividends paid by subsidiaries to minority interests	27.2	—	—	—	—	—	—			—	—	—	—		(1,849)	(1,849)
Other transactions with minority interests		—	—	—	—	—	—			—	—	—	—		(17)	(17)

Transactions with minority interests		—	—	—	—	—	—			—	—	—	—		(2,374)	(2,374)

Total changes over the year		1,105	6	79	3,812	653	(1,593)			(8)	(231)	2,633	2,718		(1,318)	1,400

BALANCE AS AT DECEMBER 31, 2004		1,072,624	€5,899	€7,313	€2,929	€910	€(1,593)			€(9)	€-	€2,237	€15,449	2,643	(b )	€18,092

The accompanying notes are an integral part of these Consolidated Financial Statements.

(a)	Including changes in foreign currency translation adjustments relating to the investment in NBC Universal of -€764 million.

(b)	Including cumulative foreign currency translation adjustments of €9 million.
Vivendi Universal 2005 Consolidated Financial Statements / 70

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Vivendi Universal is a limited liability company (société anonyme) incorporated under French law, and subject to French commercial company legislation and, in particular, the French Code de Commerce. Vivendi Universal was incorporated on December 18, 1987 for a term of 99 years expiring December 17, 2086, precluding early dissolution or extension. Its registered office is located at 42 avenue de Friedland 75008 Paris (France). Vivendi Universal is listed on the Paris and New York stock exchanges.
The corporate purpose of Vivendi Universal, in France and abroad, is to provide communication, telecommunication and interactive services, and to market all products and services related to these activities and, in particular, the publishing and distribution of music content, video games, pay television channels and fixed-line and mobile telephone services.
The consolidated financial statements present the accounting position of Vivendi Universal and its subsidiaries (the “Group”), together with interests in equity affiliates and joint ventures. They are expressed in euros, and all values are rounded to the nearest million.
On February 21, 2006, the Management Board approved the consolidated financial statements for the year ended December 31, 2005. On February 28, 2006, they were reviewed by the Supervisory Board, after their presentation to the Audit Committee on February 22, 2006. On February 28, 2006 and March 21, 2006, the notes to the consolidated financial statements relating to the total distribution of dividend for the year 2005 (see Note 18.3) and Directors and Officers’ compensation (see Note 28.1) were in particular completed by the Management Board. On April 20, 2006, the consolidated financial statements for the year ended December 31, 2005 will be submitted for adoption to Vivendi Universal shareholders at the Annual General Shareholders’ meeting.
Note 1. Accounting policies and valuation methods
1.1.	Basis of preparation of the 2005 consolidated financial statements and the 2004 comparative financial statements
In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the year ended December 31, 2005, were prepared in accordance with the IFRS (International Financial Reporting Standards) decreed by the IASB (International Accounting Standards Board) applicable as at December 31, 2005, as approved by the European Union (EU). The 2005 financial statements include an opening statement of financial position as at January 1, 2004, date at which the impacts of IFRS transition were recorded against equity, in accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards” and the 2004 comparative information were prepared using the same basis of accounting.
The note “IFRS 2004 transition” was published on April 14, 2005 and integrated in the 2004 Document de Référence filed with the AMF on April 18, 2005 with the number D05-0456 (pages 385 and following) and in the 2004 Form 20-F filed with the SEC on June 29, 2005, as exhibit 15.1. These 2004 comparative financial statements provided on IFRS transition presented as preliminary information the expected quantifiable impact of IFRS adoption on the consolidated statement of financial position as at the transition date, i.e. as at January 1, 2004, the financial position as at December 31, 2004 and the statement of earnings for the year 2004. Since this publication, besides the consequences of IFRS 5 application to operations divested since January 1, 2005, the Group has elected to newly apply several options in the adoption of the standards and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as at January 1, 2004, the comparative statement of financial position as at December 31, 2004, as well as the year 2004 comparative statement of earnings in order to standardize presentation with the consolidated financial statements for the year ended December 31, 2005. The definitive reconciliation of the financial statements prepared under French GAAP and the comparative 2004 IFRS financial information (opening statement of financial position as at January 1, 2004, statement of financial position as at December 31, 2004 and statement of earnings) is presented in note 33.
1.2.	Compliance with accounting standards
The consolidated financial statements for Vivendi Universal S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS).
Vivendi Universal prepared the 2005 consolidated financial statements and the 2004 comparative financial statements adopting:

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1.	All mandatory IFRS/IFRIC (International Financial Reporting Interpretations Committee) standards and interpretations as at December 31, 2005. All these standards and interpretations, as applied by Vivendi Universal, have been adopted by the EU.

2.	As at January 1, 2004:

•	IAS 32 and 39 on financial instruments. Vivendi Universal is not concerned by any sections of IAS 39 not adopted by the EU. Vivendi Universal has consequently applied IAS 39 in full in its 2004 comparative financial statements and its 2005 consolidated financial statements;

•	IFRS 5, which requires the reclassification as assets held for sale or discontinued operations of activities whose disposal has been decided.

•	Revised IAS 19 which notably requires the provision of additional information on employee benefit plans.

3.	IFRIC Interpretation Exposure Draft D17-IFRS 2 “Group and Treasury Share Transactions”
Vivendi Universal has chosen to apply the option offered by IFRIC Interpretation D17 on the grant of equity instruments within groups. As such, the portion of share-based compensation is allocated to each business segment pro rata to the number of equity instruments (stock options and shares subscribed within an Equity shares purchase plan) held by their respective executives and employees.
4.	The following options, pending publication of an IASB or IFRIC text on the matter:

•	In the absence of guidance provided by the IFRS, in the event of acquisition of an additional interest in a subsidiary, Vivendi Universal recognizes the excess of the acquisition cost over the carrying amount of minority interests acquired as goodwill.

•	Put options granted by Vivendi Universal to the holders of minority interests in its subsidiaries are reported, in accordance with IAS 32, as financial liabilities at the present value of the purchase consideration.
In the absence of guidance provided by IFRS 3 on business combinations and pending publication of an IASB/IFRIC text, Vivendi Universal records the difference arising on initial recognition of these options, between the carrying amount of the minority interests and the present value of the purchase consideration, and the subsequent change in this present value (with the exception of the undiscounting effect or expected losses) through goodwill.
•	Pending an IFRIC interpretation, Vivendi Universal does not accrue loyalty coupons granted to customers of SFR and Maroc Telecom for the replacement of their mobile phone, which do not result in an additional cost. In effect, these bonuses do not represent a benefit greater than that granted to new customers at the inception date of a contract. Loyalty coupons convertible into free services are accrued.
1.3.	Principles governing the preparation of the consolidated financial statements
The consolidated financial statements have been prepared in accordance with the historical cost principle, with the exception of certain asset and liability categories, detailed hereunder, pursuant to IFRS. They include Vivendi Universal’s financial statements as well as its subsidiaries’ financial statements after elimination of the main category and intercompany transactions.
Vivendi Universal has a December 31 year-end. Subsidiaries that do not have a December 31 year-end prepare interim financial statements, except when their year-end falls within the three months prior to December 31.
Subsidiaries acquired are included in the Consolidated Financial Statements from the acquisition date, or, for convenience reasons and if the impact is not material, the most recent Consolidated Statement of Financial Position date.
1.3.1	Use of estimates
The preparation of consolidated financial statements in compliance with IFRS requires Group management to make certain estimates and assumptions that they consider reasonable and realistic. Despite regular reviews of these estimates and assumptions, based in particular on past achievements or anticipations, facts and circumstances may lead to changes in these estimates and assumptions which could impact the reported amount of Group assets, liabilities, equity or earnings. These estimates and assumptions notably relate to the measurement of deferred taxes, provisions, employee benefits, share-based compensation and certain financial instruments, revenue recognition and the valuation of goodwill, other intangible assets and property, plant and equipment. They are detailed in this note in the related paragraphs.

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1.3.2	Principles of consolidation
A list of Vivendi Universal’s major subsidiaries and related affiliates is presented in note 31 “Major subsidiaries as at December 31, 2005 and 2004”.
Full consolidation
All companies, in which Vivendi Universal has a controlling interest, specifically when it has the power to direct the financial and operational policies of these companies to obtain benefit from their operations, are fully consolidated.
A controlling position is assumed to exist where Vivendi Universal holds, directly or indirectly, a voting interest exceeding 50%, and where no other shareholder or group of shareholders exercises substantive participating rights which would enable it to veto or to block ordinary decisions taken by Vivendi Universal.
A controlling position also exists where Vivendi Universal, holding an interest of 50% or less in an entity, possesses control over more than 50% of the voting rights by virtue of an agreement with other investors, power to direct the financial and operational policies of the entity by virtue of a statute or contract, power to appoint or remove from office the majority of the members of the Board of Directors or equivalent management body, or the power to assemble the majority of voting rights at meetings of the Board of Directors or equivalent management body.
Vivendi Universal consolidates special purpose entities which it controls in substance because it has the right to obtain a majority of benefits, or because it retains the majority of residual risks inherent in the special purpose entity or its assets.
Proportionate consolidation
Vivendi Universal uses proportionate consolidation for companies that are controlled jointly by the Group and a limited number of other shareholders under the terms of a contractual arrangement.
Equity accounting
Vivendi Universal equity-accounts affiliates over which it exercises significant influence.
Significant influence is assumed to exist where Vivendi Universal holds, directly or indirectly, at least a 20% voting interest in an entity, unless it can be clearly demonstrated that this is not the case. The existence of significant influence can be proven on the basis of other criteria, such as representation on the Board of Directors or equivalent management body of the entity, participation in the process of policy definition, the existence of material transactions with the held entity or exchange of management personnel.
1.3.3	Foreign currency translation
Foreign currency transactions are initially recorded in the functional currency at the transaction date exchange rate. At closing date, monetary assets and liabilities denominated in a foreign currency are translated into the functional currency at the closing date exchange rate. All foreign currency adjustments are expensed, apart from adjustments on borrowing in foreign currencies, constituting a hedge for the net investment in a foreign entity. These adjustments are allocated directly to equity until the divestiture of the net investment.
Financial statements of subsidiaries, affiliates and joint ventures for which the functional currency is not the euro are translated into euros as follows: all asset and liability accounts are translated at the period-end exchange rate and all earnings and expense accounts and cash flow statement items are translated at average exchange rates for the period. The resulting translation gains and losses are recorded as foreign currency translation adjustments in equity.
In accordance with the provisions of IFRS 1 “First time adoption of International Financial Reporting Standards”, Vivendi Universal decided to reverse the accumulated foreign currency translation adjustments against retained earnings as at January 1, 2004. These foreign currency translation adjustments resulted from the translation into euro of the financial statements of subsidiaries with foreign currencies as their functional currencies. Consequently, on the subsequent divestiture of the subsidiaries, affiliates or joint ventures, whose functional currency is not the euro, as the case may be, these adjustments are not taken to earnings.
1.3.4	Revenues from operations and associated costs
Revenues from operations are reported when it is probable that future economic benefits will be obtained by the Group, and that these revenues can be reliably measured.
1.3.4.1	Universal Music Group (UMG)
Revenues from the sale of recorded music, net of a provision for estimated returns (please refer to note 1.3.4.5 hereunder) and rebates, are recognized on shipment to third parties, at shipping point for products sold free on board (FOB), and on delivery for products sold free on destination.

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Cost of revenues includes manufacturing and distribution costs, royalty expenses, copyright expenses, artists’ costs, recording costs and direct overheads. Selling, general and administrative expenses include notably marketing and advertising expenses, selling costs, provisions for doubtful receivables and indirect overheads.
1.3.4.2	Vivendi Universal Games (VUG)
Revenues from the sale of boxes for Massively Multiplayer Online Role Playing Games (MMORPG), as well as revenues from the sale of boxes for other games, are recorded when ownership and related risks are transferred to the distributor, net of a provision for estimated returns (please refer to note 1.3.4.5 hereunder) and rebates. Revenues generated by subscriptions and prepaid cards for online games are recorded on a straight-line basis over the duration of the service.
Cost of revenues includes manufacturing, warehousing, shipping and handling costs, royalty expenses, research and development expenses, and the amortization of capitalized software development costs.
1.3.4.3	Canal+ Group
Pay television
Revenues from television subscription services for terrestrial, satellite or cable pay television programming are recognized as the services are provided. Revenues from advertising are recognized as advertising commercials are broadcast. Revenues from ancillary services (such as interactive services, video-on-demand services) are recognized as the services are provided. Subscriber management and acquisition costs, as well as television distribution costs, are included in cost of revenues.
Theatrical film and television programming distribution
Theatrical revenues are recognized as the films are screened. Revenues from film distribution, and from video and television or pay television licensing agreements are recognized when the films and television programs are available for telecast, and all other conditions of sale have been met. Home video product revenues, less a provision for estimated returns (please refer to note 1.3.4.5 hereunder) and rebates, are recognized upon shipment and availability of the product for retail sale to the ultimate customer. Amortization of film and television capitalized costs, participation and residual costs, theatrical print costs, home video inventory costs and television and home video marketing costs are included in cost of revenues.
1.3.4.4	SFR and Maroc Telecom
Revenues from telephone subscriptions are recognized on a straight-line basis over the subscription contract period. Revenues from incoming and outgoing traffic are recognized when the service is rendered. Revenues from the sale of telecommunications equipment (mobile phone and other), as part of telephone packages, net of point-of-sale discounts and connection charges, are recognized on activation of the line. Customer acquisition and loyalty costs for mobile phones principally consisting of rebates on the sale of equipment to customers through distributors are recognized as a deduction from revenues. Customer acquisition and loyalty costs consisting of premiums not related to the sale of equipment as part of telephone packages and commissions paid to distributors are recognized as selling and general expenses.
Sales of services provided to customers managed by SFR and Maroc Telecom on behalf of content providers (mainly toll numbers), are accounted for net of related expenses.
Cost of revenues comprises purchasing costs (including purchases of mobile phones), interconnection and access costs, and network and equipment costs. Selling, general and administrative expenses notably include commercial costs consisting of marketing and customer care expenses.
1.3.4.5	Other
Provisions for estimated returns are deducted from sales of products to customers through distributors. They are estimated based on past sales statistics and take account of the economic environment and product sales forecasts.
Selling, general and administrative expenses principally include salaries and employee benefits, rents, consulting and services fees, insurance costs, travel and entertainment expenses, administrative department costs (e.g. Finance department, General Counsel comprising Legal department etc...), and other operating expenses.
Advertising costs are expensed as incurred.
Shipping and handling costs are included in the cost of revenue line item. Shipping and handling costs reimbursed by customers, such as postage, freight packing and small order surcharges, are recorded as revenues.

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Slotting fees and cooperative advertising expenses are recorded as a reduction in revenues. However, cooperative advertising at UMG and VUG is treated as a marketing expense and expensed when the expected profit is individualized and can be estimated.
1.3.5	Assets
1.3.5.1	Goodwill and business combinations

In accordance with the provisions of IFRS 1, Vivendi Universal decided not to restate business combinations prior to January 1, 2004.
In accordance with the provisions of IFRS 3, business combinations are recorded using the purchase method. Under this method, on the initial consolidation of an entity over which the Group has acquired exclusive control, the assets acquired and the liabilities and contingent liabilities assumed are recognized at their fair value at the acquisition date. At this date, goodwill is initially measured at cost, being the excess of the cost of the business combination over Vivendi Universal’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. If goodwill is negative, it is recognized directly in the statement of earnings.
Subsequently, goodwill is measured at cost less accumulated impairment losses recorded. Goodwill is subject to impairment tests each year, or more frequently when events or changes in the market environment indicate a risk of impairment loss. In the event of a loss in value, an impairment loss is recorded in other charges from ordinary activities.
In addition, pursuant to the provisions of IFRS 3, the following principles are applied to business combinations:
•	On the acquisition date, goodwill is allocated to each cash-generating unit likely to benefit from the business combination.

•	In the event of acquisition of an additional interest in a subsidiary, the excess of the acquisition cost over the carrying amount of minority interests acquired is recognized as goodwill.

•	Goodwill is no longer amortized.
Vivendi Universal previously recorded goodwill as a reduction in equity in accordance with recommendations made by the AMF in 1988 that are no longer in effect. This was done, in particular, in connection with the mergers with Havas and Pathé in 1998 and 1999 and the acquisition of US Filter and an additional investment in Canal+ Group in 1999.
1.3.5.2	Content assets
UMG
Music publishing rights and catalogs include music catalogs, artists’ contracts and publishing rights acquired in December 2000 as part of the acquisition of The Seagram Company Ltd. or more recently. They are amortized over 15 years in selling, general and administrative expenses.
Royalty advances to artists, songwriters and co-publishers are capitalized as an asset when their current popularity and past performances provide a reasonable basis for concluding that the probable future recoupment of such royalty advances against earnings otherwise payable to them is reasonably assured. Royalty advances are recognized as an expense as subsequent royalties are earned by the artist, songwriter or co-publisher. Any portion of capitalized royalty advances not deemed to be recoverable against future royalties is expensed during the period in which the loss becomes evident. These expenses are recorded in cost of revenues,
Royalties earned by artists, songwriters and co-publishers are recognized as an expense in the period in which the sale of the product takes place, less a provision for estimated returns.
VUG
In the normal course of its business, VUG pays advances on royalties and license fees to entitled beneficiaries for the use of their intellectual property contents for developing new games (e.g. software developments, graphics, editorial contents). Such royalty and license fee advances are recognized as an expense, based on contractual rates, in the period in which revenues from the sale of the games integrating the intellectual property content are recognized. Any portion of capitalized royalty and license fee advances not deemed to be recoverable from future royalties and license fees is expensed during the period in which the loss becomes evident.

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Canal+ Group
Film, television or sport broadcasting rights
When signing contracts for the acquisition of film, television or sport broadcasting rights, the rights acquired are recorded as off balance sheet commitments. They are recorded in the statement of financial position, classified as content assets, as follows:
–	Film and television broadcasting rights are recognized at their acquisition cost, when the screening certificate has been obtained and the programming is available for exhibition. They are expensed over their broadcasting period.

–	Sport broadcasting rights are recognized at their acquisition cost, on the opening of the broadcasting period of the related sport season or upon the first payment, and are expensed as they are broadcast.

–	Expensing of film, television or sport broadcasting rights is included in cost of revenues.
Theatrical film and television rights produced or acquired to be sold
Theatrical film and television rights produced or acquired before their initial exhibition to be sold are recorded as a content asset at capitalized cost (mainly direct production or co-production costs and overhead costs) or at their acquisition cost. Theatrical film and television rights are amortized, and co-production and other related costs are expensed, pursuant to the estimated revenue method, i.e., based on the ratio of the current periods gross revenues to estimated total gross revenues from all sources on an individual production basis. Such revenues are estimated to be generated over a maximum 12-year period. Where appropriate, estimated losses are provided in full against earnings of the period, on an individual product basis, in which the losses are estimated.
Film and television rights catalogs
Catalogs are comprised of film rights acquired for a second television exhibition, or film and television rights produced or acquired that are sold after their first television exhibition (i.e. after the first broadcast on a terrestrial channel). They are recognized as an asset at their acquisition or transfer cost, and amortized as groups of films or individually, based on the estimated revenue method, respectively.
1.3.5.3	Research and development costs
Research costs are expensed when incurred. Development expenses are capitalized when the feasibility and profitability of the project can reasonably be considered certain.
Cost of software for rental, sale or commercialization
Capitalized software development costs comprise costs incurred during the internal development of products. Software development costs are capitalized when the technical feasibility of the software has been established, and they are considered recoverable. These costs are mainly generated by VUG as part of games development and are amortized over 4 months starting when the product is placed on sale. Technical feasibility is determined individually for each product. Non-capitalized software development costs are immediately recorded in research and development costs.
Cost of internal use software
Direct internal and external costs incurred for the development of computer software for internal use, including web site development costs, are capitalized during the application development stage. Application development stage costs generally include software configuration, coding, installation and testing. Costs of significant upgrades and enhancements resulting in additional functionality are also capitalized. These capitalized costs mainly recognized at SFR are amortized over 4 years. Maintenance and minor upgrade and enhancement costs are expensed as incurred.
1.3.5.4	Other intangible assets
Intangible assets acquired separately are recorded at cost, and intangible assets acquired in connection with a business combination are recorded at their fair value at acquisition date. The historical cost model is applied to intangible assets subsequent to their initial recognition. Amortization is accrued for assets with a finite useful life. Useful life is reviewed at the end of each reporting period.
Conversely, music catalogs, trade names, subscribers’ bases and market shares generated internally are not recognized as intangible assets.

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SFR and Maroc Telecom
Licenses to operate telecom networks are recorded at historical cost and amortized on a straight line basis from the effective starting date of the service until maturity. Licenses to operate in France are recognized in the amount of the fixed upfront fee paid at the granting of the license. The variable fee which cannot reliably be determined (equal for the UMTS license to 1% of the revenues generated by the activity) is recorded as an expense when incurred.
Vivendi Universal has chosen not to apply the option provided in IFRS 1, involving the remeasurement, as at January 1, 2004, of certain intangible assets at their fair value at that date.
1.3.5.5	Property, plant and equipment
Property, plant and equipment are carried at historical cost less any accumulated depreciation and impairment losses. Historical cost includes the acquisition cost or production cost as well as the costs directly attributable to bringing the asset to the location and condition necessary for its use in operations. When property, plant and equipment include significant components with different useful lives, they are recorded and amortized separately. Amortization is computed using the straight-line method based on the estimated useful life of the assets, generally 15 — 60 years for buildings and 5 — 30 years for equipment and machinery. Useful life is reviewed at the end of each reporting period.
Assets financed by finance lease contracts are capitalized at the lower of the fair value of future minimum lease payments and market value and the related debt is recorded in “borrowings and other financial liabilities”. These assets are amortized on a straight-line basis over their estimated useful life. Depreciation expenses on assets acquired under such leases are included in depreciation expenses.
Subsequent to initial recognition, the cost model is applied to property, plant and equipment, including investment real estate.
Vivendi Universal has elected for not to apply the option provided by IFRS 1, involving the remeasurement, as at January 1, 2004, of certain property, plant and equipment at their fair value at that date.
In accordance with the provisions of IFRS 1, Vivendi Universal has decided to apply IFRIC Interpretation 4 “Determining whether an arrangement contains a lease” to commercial contracts for the supply of Canal+ Group satellite capacity (please refer to note 29.3 “Contractual obligations and contingent assets and liabilities – off-balance sheet commercial commitments as at December 31, 2005”).
1.3.5.6	Asset impairment
When events or changes in the economic environment indicate a risk of impairment of goodwill, other intangible assets or property, plant and equipment, an impairment test is performed to determine whether the carrying amount of the asset or group of assets under consideration exceeds its or their recoverable amount. Recoverable amount is defined as the higher of an asset’s fair value (less costs to sell) and its value in use. Value in use is equal to the present value of future cash flows expected to be derived from the use and sale of the asset.
In addition, asset impairment tests are subject to the following provisions, pursuant to IAS 36:
•	Irrespective of whether there is any indication of impairment, goodwill and other indefinite life intangible assets are subject to an annual impairment test. This test is performed during the fourth quarter of each year. The recoverable value of each of the Group’s operating units is compared to the carrying amount of the corresponding assets (including goodwill).

•	Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the group of assets.

•	Value in use is determined based on cash flow projections consistent with the most recent budget and business plan approved by executive management and presented to the Management Board. The discount rate applied reflects current assessments by the market of the time value of money and the risks specific to the asset or group of assets.

•	Fair value (less costs to sell) is the amount obtainable from the sale of the asset or group of assets in an arm’s length transaction between knowledgeable and willing parties, less costs to sell . These values are determined based on market data (comparison with similar listed companies, value attributed in recent transactions and stock market prices), or in the absence of reliable data based on discounted future cash flows.

•	If the recoverable amount is less than the carrying amount of an asset or group of assets, an impairment loss is recognized for the difference. In the case of a group of assets, this impairment loss is recorded in priority against goodwill.

•	Impairment losses recognized in respect of property, plant and equipment and intangible assets (other than goodwill) may be reversed in a later period if the recoverable amount becomes greater than the carrying

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amount, within the limit of impairment losses previously recognized. Conversely, impairment losses recognized in respect of goodwill cannot be reversed.
1.3.5.7	Financial assets
Financial assets are initially recognized at cost, corresponding to the fair value of the price paid, including associated acquisition costs. Investments classified as “available for sale” are subsequently measured at fair value. Unrealized gains and losses on available-for-sale securities are recognized in equity until the financial asset is sold, collected or removed from the Statement of financial position in another way, or until there is objective evidence that the investment is impaired, at which time the accumulated gain or loss previously reported in equity is expensed.
For financial assets actively traded in organized public markets, fair value is determined by reference to the published market price at closing date. For financial assets for which no published market price exists in an active market, fair value is estimated. As a last resort, the Group values financial assets at historical cost less any impairment losses, when a reliable estimate of fair value cannot be made using valuation techniques, in the absence of an active market.
1.3.5.8	Inventories
Inventories are valued at the lower of cost and net realizable value. Cost comprises purchase costs, production costs and other supply and packaging costs. It is usually computed using the weighted average cost method. Net realizable value is the estimated selling price in the normal course of business, less estimated completion costs and estimated selling costs.
1.3.5.9	Cash and cash equivalents
The “cash and cash equivalents” category consists of cash in banks, euro-denominated and international monetary UCITS and other highly liquid investments with initial maturities of three months or less. Investments in securities, investments with initial maturities superior to three months without early exit possibilities and bank accounts subject to restrictions (blocked accounts), other than restrictions due to regulations specific to a country or activity sector (exchange controls, etc.) are not presented as cash equivalents but as financial assets.
1.3.6	Assets held for sale and discontinued operations
A non-current asset or a group of assets and liabilities is held for sale when its carrying amount will be recovered principally through its divestiture and not by continuing utilization. To meet this definition, the asset must be available for immediate sale, and divestiture must be highly probable. These assets and liabilities are recognized as assets held for sale and liabilities associated with assets held for sale, without offset. The related assets recorded as assets held for sale are valued at the lower of fair value, net of divestiture fees, and cost less accumulated depreciation and impairment losses, and are no longer depreciated.
An operation is qualified as discontinued when it represents a separate major line of business and the criteria for classification as an asset held for sale have been met, or when Vivendi Universal has sold the asset. Discontinued operations are presented on a single line of the statement of earnings for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell the assets and liabilities making up the discontinued operations. In addition, the cash flows generated by the discontinued operations are presented on one separate line of the statement of consolidated cash flows for the periods presented.
1.3.7	Financial liabilities
Long and short-term borrowings and other financial liabilities include:
-	Notes and facilities, as well as miscellaneous other borrowings (including treasury bills and debt related to finance leases) and related accrued interest;

-	Obligations arising in respect of commitments to purchase minority interests;

-	The negative value of other derivative financial instruments. Derivatives with positive fair values are recorded as financial assets in the statement of financial position.
Borrowings bearing interest
All borrowings are initially accounted for at cost, corresponding to the fair value of the amount received, net of costs directly relating to the borrowing. Borrowings bearing interest are subsequently valued at amortized cost, applying the effective interest method. The effective interest rate is the internal yield rate that exactly discounts future cash flows through the term of the borrowing. In addition, where the borrowing comprises an embedded derivative (e.g. an exchangeable bond) or an equity instrument (e.g. a convertible bond), the amortized cost is calculated for the

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debt component only, after separation of the embedded derivative equity instrument (please refer to note 1.3.8 on compound financial instruments). In the event of a change in expected future cash flows (for example, early redemption not initially expected), the amortized cost is adjusted against earnings in order to reflect the value of the new expected cash flows, discounted at the initial effective interest rate.
Commitments to purchase minority interests
Vivendi Universal has granted commitments to shareholders of certain of its fully consolidated subsidiaries to purchase their minority interests. These purchase commitments may be conditional (e.g. put options) or firm (e.g. forward purchase contract). Pending an IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted provisionally in accordance with prevailing IFRS:
-	On initial recognition, the commitment to purchase minority interests is recognized as a financial liability for the present value of the purchase consideration under the put option or forward purchase contract, mainly offset through minority interests and the balance through goodwill;

-	Subsequent changes in the value of the commitment are recognized as a financial liability by an adjustment to goodwill, with the exception of the undiscounting effect recognized in other financial charges and income;

-	Where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on purchase is recognized in other financial charges and income;

-	On maturity of the commitment, if the minority interests are not purchased, the entries previously recognized are reversed; if the minority interests are purchased, the amount recognized in financial liabilities is reversed, offset by the cash outflow relating to the purchase of the minority interests.
Derivative financial instruments
Vivendi Universal uses derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices. All instruments are either listed on organized markets or traded over the counter with highly-rated counter-parties. These instruments include interest rate and currency swaps and forward exchange contracts. They also include stock options used to hedge debt where principal repayment terms are based on the value of Vivendi Universal or other stock, as well as Vivendi Universal stock purchase option plans granted to executives and employees. All derivative financial instruments are used for hedging purposes.
When these contracts qualify as hedges for accounting purposes, the gains and losses arising on these contracts are offset in earnings against the gains and losses relating to the hedged item. When the derivative financial instrument hedges exposures to fluctuations in the fair value of an asset or a liability recognized in the Statement of financial position or off-balance sheet, it is a fair value hedge. The instrument is remeasured at fair value through earnings, with the gains or losses arising on remeasurement of the hedged portion of the hedged item offset on the same line of the income statement. When the derivative financial instrument hedges cash flows, it is a cash flow hedge. The hedging instrument is remeasured at fair value and the portion of the gain or loss that is determined to be an effective hedge is recognized through equity, whereas its ineffective portion is recognized through earnings. When the hedged item is realized, accumulated gains and losses recognized in equity are released to the Income Statement and recorded on the same line as the hedged item. Derivative financial instruments which do not qualify as hedges for accounting purposes are remeasured at fair value and resulting gains and losses are recognized directly in earnings.
Furthermore, income and expenses relating to foreign currency instruments used to hedge highly probable budget exposures and firm commitments, contracted pursuant to the acquisition of editorial content rights (sports, audiovisual, film rights, etc.) are recognized in operating income. In all other cases, gains and losses arising on the fair value remeasurement of instruments are recognized in financial income and expenses.
1.3.8	Compound financial instruments
Certain financial instruments comprise a liability and an equity component. This is notably the case with the notes mandatorily redeemable for new shares of Vivendi Universal issued in November 2002.
The various components of these instruments are accounted for in equity and borrowings and other financial liabilities according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.
The component classified as borrowings and other financial liabilities is valued at issuance at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interest and repayment of the nominal value) of an instrument with the same characteristics (maturity, cash flows) but without any option for conversion or redemption in shares.
The component classified as equity is defined as the difference between the fair value of the instrument and the fair value of the financial liability component.

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1.3.9	Other liabilities
Provisions
Provisions are recognized when at the end of the reporting period the Group has a legal, regulatory or contractual obligation as a result of past events, it is probable that an outflow of resources (without expected offset) will be required to settle the obligation, and the obligation can be reliably estimated. Where the effect of the time value of money is material, provisions are determined by discounting expected future cash flows using a pre-tax discount rate that reflects current market assessments of the time value of money. If no reliable estimate can be made of the amount of the obligation, no provision is recorded and a disclosure is made in the Notes to the consolidated financial statements.
Employee benefit plans
In accordance with the laws and practices of each country in which it operates, Vivendi Universal participates in, or maintains, employee benefit plans providing retirement pensions, post-retirement health care, life insurance and post-employment benefits, principally severance, to eligible employees, retirees and their beneficiaries. Retirement pensions are provided for substantially all employees through defined contribution plans, which are integrated with local social security and multi-employer plans, or defined benefit plans which are generally managed via Group pension plans. Vivendi Universal’s funding policy is consistent with applicable government funding requirements and regulations of each country in which the group maintains a pension plan. Defined benefit plans may be funded with investments in various instruments such as insurance contracts and equity and debt investment securities, but not holdings in Vivendi Universal shares or debt instruments. Contributions to defined contribution and multi-employer plans are expensed during the year.
For defined benefit plans, pension expenses are determined by independent actuaries using the projected unit credit method. This method is based on assumptions updated annually, such as the probability of employees remaining with Vivendi Universal until retirement, expected changes in future compensation and an appropriate discount rate for each country in which Vivendi Universal maintains a pension plan. The assumptions adopted in 2004 and 2005 and the means of determining these assumptions are presented in note 21 “Employee benefit plans”. In this way, the Group recognizes pension-related assets and liabilities and the related net expense over the estimated term of service of Vivendi Universal’s employees.
Furthermore, Vivendi Universal applies the following rules:
•	The fair value of plan assets is deducted from accrued liabilities;

•	Actuarial gains and losses are amortized using the corridor method: actuarial gains and losses in excess of 10% of the greater of the obligation and the fair value of plan assets are divided by the average remaining service period of active employees.
Where financial assets exceed recognized obligations, an asset is recognized up to the maximum cumulative amount of net actuarial losses, unrecognized past service costs and the present value of future redemptions and the expected decrease in future contributions.
Some other post-employment benefits, such as life insurance and medical coverage (mainly in the U.S.) are subject to provisions which are assessed through an actuarial computation comparable to the method used for pension provisions.
In accordance with the provisions of IFRS 1, Vivendi Universal decided to record on January 1, 2004 unrecognized actuarial gains and losses against consolidated equity.
1.3.10	Deferred taxes
Differences existing at closing date between the tax base value of assets and liabilities and their carrying amount in the consolidated statement of financial position form temporary differences. Pursuant to the liability method, these temporary differences lead to the accounting of:
•	deferred tax assets, when the tax base value is greater than the carrying amount (expected future tax saving),

•	or deferred tax liabilities, when the tax base value is lower than the carrying amount (expected future tax expense)
Deferred tax assets and liabilities are measured at the expected tax rates for the year during which the asset will be realized or the liability settled, based on tax rates (and tax regulations) enacted or substantially enacted by the closing date. They are reviewed at the end of each year, in line with any changes in applicable tax rates.
Deferred tax assets are recognized for all deductible temporary differences, carry-forward of tax losses and unused tax credits, insofar as it is probable that a taxable profit will be available, or when a current tax liability exists, to make use of those deductible temporary differences, tax loss carry-forwards and unused tax credits, except where the deferred tax asset associated with the deductible temporary difference is generated by initial recognition of an

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asset or liability in a transaction which is not a business combination, and which, at the transaction date, does not impact neither earnings, nor tax income or loss.
For deductible temporary differences arising from investments in subsidiaries, affiliates and joint ventures, deferred tax assets are recorded to the extent that it is probable that the temporary difference will reverse in the foreseeable future, and that taxable profit will be available against which the temporary difference can be utilized.
The carrying amount of deferred tax assets is reviewed at each closing date, and revalued or reduced to the extent that it is more or less probable that a taxable profit will be available to allow the deferred tax asset to be utilized. When assessing the probability of a taxable profit being available, account is notably taken of prior year results, forecast future results, non-recurring items unlikely to occur in the future and the tax strategy. As such, the assessment of the Group’s ability to utilize tax losses carried forward is to a large extent judgment-based. If the future taxable results of the Group prove significantly different to those expected, the Group will be obliged to increase or decrease the carrying amount of deferred tax assets, with a potentially material impact on the statement of financial position and statement of earnings of the Group.
Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability results from impairment of goodwill losses not deductible for tax purposes, or initial recognition of an asset or liability in a transaction which is not a business combination, and which, at the transaction date, does not impact neither earnings, nor tax income or loss.
For taxable temporary differences arising from investments in subsidiaries, affiliates and joint ventures, deferred tax liabilities are recorded except to the extent that both of the following conditions are satisfied: the parent, investor or venturer is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.
Current tax and deferred tax shall be charged or credited directly to equity if the tax relates to items that are credited or charged directly to equity.
1.3.11	Share-based compensation
Vivendi Universal maintains stock option incentive plans that grant subscription and purchase options on its common shares to certain senior executives and employees and also to certain employees of equity affiliates. The purpose of these stock option plans is to align management interests with those of shareholders by providing an additional incentive to improve company performance and increase the share price on a long-term basis.
Vivendi Universal also maintains employee stock purchase plans (group savings plans) that allow substantially all its full-time employees, and retirees, to purchase Vivendi Universal shares within reserved capital increases. Shares purchased by employees under these plans are subject to certain restrictions relating to their sale or transfer.
The grant of stock option plans and subscription offers in group savings plans represents a benefit given to management, employees and retirees and constitutes additional compensation borne by Vivendi Universal. This is valued at the fair value of the Vivendi Universal shares or equity derivatives issued. In the case of stock option plans granted to management or employees, the compensation expense is equal to the value of the option at grant date, measured using a binomial model. In the case of increases in capital reserved for employees and retirees within the group savings plan, the compensation expense is equal to the discount on the subscription price, being the difference between the subscription price of the shares and the share price at grant date (maximum of 20% under French law).
This compensation paid in Vivendi Universal shares or equity derivatives is recorded as an employee cost, offset against equity, and recognized over the vesting period of the benefit granted:
-	for the group savings plan: immediately, on subscription

-	for stock option plans: over a 3 year-period, by tranches of one third, in application of the rules of the Vivendi Universal plans.
The dilutive effect of the stock option plans in the process of vesting for management and employees is reflected in the calculation of the diluted earnings per share.
In accordance with the provisions of IFRS 1 with respect to IFRS 2, Vivendi Universal has decided to adopt IFRS 2 with retrospective effect from the opening statement of financial position as at January 1, 2004. As such, all plans for which rights remained to be vested as at January 1, 2004 are recognized in accordance with IFRS 2.

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1.4.	Presentation principles used for financial statements
1.4.1	Statement of earnings
Vivendi Universal prepares its statement of earnings according to a format detailing the expenses and earnings per function. Additional information by nature is notably provided in note 4 “Earnings before interest and tax expense for the years ended December 31, 2005 and 2004”.
1.4.1.1	Earnings from operations and Earnings before interest and other financial charges and income and provision for income taxes
Earnings from operations include margin from operations, selling, general and administrative expenses, costs related to employee benefit plans (excluding the financial component), share-based compensation, restructuring costs, changes in the fair value of foreign currency hedging instruments relating to operating activities and proceeds from sales of property, plant and equipment and intangible assets.
Earnings before interest and other financial charges and income and provision for income taxes include earnings from operations, other income from ordinary activities (including dividends received from unconsolidated interests as well as interest collected on advances to equity affiliates and loans to unconsolidated interests, where appropriate), other charges from ordinary activities (including impairment of goodwill and other intangible assets), and income (loss) from equity affiliates.
1.4.1.2	Interest and other financial charges and income
Interest includes interest expenses on borrowings, interest expenses or income on interest rate swaps and interest income from cash and cash equivalents.
Other financial charges and income primarily include changes in the fair value of derivative instruments, the effect of amortized cost accounting for borrowings (including premiums incurred for early redemption of borrowings or unwinding of financial derivatives), foreign exchange gains and losses (other than relating to operating activities classified in earnings from operations), the financial component of the cost of employee benefit plans (including the interest cost and the expected return on assets) and gains or losses on the divestiture of assets available for sale, investments accounted for using the cost method and consolidated operations or companies not qualifying as discontinued operations.
1.4.1.3	Adjusted net income (loss), attributable to equity holders of the parent
Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be a relevant indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it best illustrates the performance of continuing operations excluding most non-recurring and non-operating items. Adjusted net income (loss) includes earnings from operations, other income from ordinary activities, income (loss) from equity affiliates, interest, and tax and minority interests relating to these items. As such, it excludes other charges from ordinary activities, other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, the tax and minority interests relating to these adjustments, as well as non recurring tax items (notably the changes in deferred tax assets relating to the Consolidated Global Profit Tax System, the reversal of tax liabilities relating to tax years no longer open to audit).
1.4.2	Statement of financial position
Assets and liabilities expected to be realized in, or intended for sale or consumption in, the entity’s normal operating cycle, usually equal to 12 months, are recorded as current assets or liabilities. If their maturity exceeds this period, they are recorded as non-current assets or liabilities.
1.4.3	Consolidated statement of cash flows
Vivendi Universal prepares its consolidated statement of cash flows using the indirect method. Net cash provided by operating activities is equal to earnings adjusted for non-cash activities, items related to net cash provided by (used for) investing and financing activities and the change in working capital.
1.5.	Contractual obligations and contingent assets and liabilities
Once a year, Vivendi Universal and its subsidiaries prepare detailed records on all contractual obligations, commercial and financial commitments and contingent obligations, to which it is jointly and severally liable. These

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detailed records are updated on a regular basis by concerned departments and reviewed with senior management. In order to ensure completeness, accuracy and consistency of the records, some dedicated internal control procedures are performed, including but not limited to:
-	review of minutes of Shareholders’ Meetings, meetings of the Management Board and of the Supervisory Board and meetings of the Supervisory Board Committees, for matters such as contracts, litigation, and authorization of asset acquisitions or divestitures;

-	review with banks and financial institutions of items such as pledges or guarantees;

-	review with internal and/or external legal counsel of pending litigation, claims (in dispute) and environmental matters as well as related assessments for unrecorded contingencies;

-	review of tax examiner’s reports, notices of assessments and tax expense analyses for additional prior year amounts;

-	review with risk management, insurance agents and brokers of coverage for unrecorded contingencies;

-	review of related party transactions for guarantees and other given or received commitments;

-	review of all contracts and agreements.
1.6.	New IFRS applicable as at January 1, 2006
1.6.1	IFRS 7 — Financial instruments: disclosures and Amendment to IAS 1 — Presentation of financial statements: capital disclosures
On August 18, 2005, the International Accounting Standards Board (IASB) has issued IFRS 7 - Financial instruments: disclosures and an amendment to IAS 1- Presentation of financial statements: capital disclosures.
The objective of IFRS 7 is to bring together, in a new standard, all disclosures relating to financial instruments, after having redefined those currently required by IAS 32 — Financial instruments: disclosure and presentation, and IAS 39 — Financial instruments: recognition and measurement. The Amendment to IAS 1 adds requirements for qualitative disclosures on the objectives, policies and processes of operations impacting capital and for quantitative data on what elements compose capital. IFRS 7 and Amendment to IAS 1 apply to financial reporting periods from January 1, 2007, with earlier application encouraged.
Vivendi Universal has decided to apply IFRS 7 and the Amendment to IAS 1 as of January 1, 2006, as they were endorsed by the European Union on January 11, 2006 and published in the Official Journal of the European Union on January 27, 2006. The consequences of this application will be restricted to a reorganization of the notes to the financial statements on financial income (note 5), financial assets (note 15), equity (note 18), long-term borrowings and other financial liabilities (note 23), short-term borrowings and other financial liabilities (note 24), and financial instruments (notes 25 and 26).
1.6.2	IFRIC Interpretation 6- Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment
On September 1, 2005, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC Interpretation 6 — Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.
This interpretation follows the European Union Directive 2003/108/EC of December 8, 2003 enacted in French legislation by the decree n°2005-829 of July 20, 2005, that regulates the collection, treatment, disposal and recycling of waste electrical and electronic equipment in the European Union.
IFRIC 6 provides guidance on the recognition in the financial statements of waste producers of a liability for historical waste and new waste of private households if national legislation applies the “historical waste” model to new waste, as is notably the case in France.
An entity shall apply this interpretation for annual periods beginning on or after December 1, 2005. Earlier application is encouraged.
As at December 31, 2005, Vivendi Universal is analyzing its potential legal obligations under the aforementioned Directive and decree and the related accounting treatment.

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Vivendi Universal will apply IFRIC Interpretation 6 as of January 1, 2006, for the group activities and countries concerned, as the interpretation was endorsed by the European Union on January 11, 2006 and published in the Official Journal of the European Union on January 27, 2006. As an analysis of the consequences of IFRIC 6 application is currently in progress, the group is not, at this stage, in a position to identify precisely the related costs and to estimate their potential impact.

Note 2.	Changes in the scope of consolidation for the years ended December 31, 2005 and 2004
2.1.	Acquisition of an additional 16% stake in Maroc Telecom on January 4, 2005
Following a firm purchase commitment signed with the Kingdom of Morocco on November 18, 2004, Vivendi Universal acquired an additional 16% stake in Maroc Telecom, indirectly via a wholly-owned subsidiary (Société de Participation dans les Télécommunications). This acquisition enabled Vivendi Universal to increase its stake from 35% to 51%, thereby perpetuating its 51% controlling interest. The transaction was completed on January 4, 2005 for €1,112 million. It was partially financed by a long-term borrowing issued in Morocco of MAD 6 billion (i.e. €551 million as at December 31, 2005).
Pursuant to IAS 32, the firm purchase commitment was recorded as a short-term financial liability for €1,100 million in the consolidated statement of financial position as at December 31, 2004 mainly through minority interests and goodwill. On January 4, 2005, this financial liability was eliminated, offset by cash outflow. The definitive goodwill recognized, i.e. €844 million, corresponds to the excess of the acquisition cost (€1,112 million) over the carrying amount of the acquired minority interests (€268 million).
2.2.	Combination of Cegetel S.A.S. with Neuf Telecom on August 22, 2005
The combination of Cegetel S.A.S. (Cegetel) and Neuf Telecom, announced on May 11, 2005, closed on August 22, 2005. After acquiring the 35% stake held by SNCF, according to the financial conditions set out in the pre-existing agreements, and after re-capitalizing Cegetel, SFR contributed 100% of the capital of Cegetel to Neuf Telecom and received 28.2% of the new capital of Neuf Telecom as well as bonds issued by Neuf Telecom for €380 million, of which €200 million were redeemed in cash by Neuf Telecom at the end of November 2005.
SFR and Louis Dreyfus, both reference shareholders of the new company, have an equal stake of 28.2% each while the remaining stake of approximately 44% is held by the historical shareholders of Neuf Telecom. SFR’s 28.2% stake in Neuf Cegetel (15.8% interest for Vivendi Universal, as it holds 56% of SFR) is equity-accounted.
Pursuant to IFRS 5, Cegetel qualified as discontinued operations as at January 1, 2004:
•	From an accounting standpoint, this combination is accounted for as the divestiture of 71.8% of SFR’s interest in Cegetel for €617 million (corresponding to the value of Neuf Telecom shares received, i.e. €237 million together with the value of the bonds issued by Neuf Telecom), and as the concurrent acquisition of a 28.2% interest in Neuf Telecom.

•	Earnings and expenses of Cegetel from January 1, 2004 to August 22, 2005 were therefore deconsolidated and presented netted, in the amount of 71.8% in earnings from discontinued operations and in the amount of 28.2% in income from equity affiliates.

•	As at December 31, 2005, this transaction resulted in a capital gain of €121 million, before SFR’s minority interests, i.e. €58 million for Vivendi Universal, after minority interests, recorded in earnings from discontinued operations.
Please refer to note 7.1 “Combination of Cegetel S.A.S with Neuf Telecom”.
2.3.	Acquisition of an additional 2% stake in Elektrim Telekomunikacja on December 12, 2005
2.3.1	Telco / PTC
In December 1999, Vivendi Universal purchased a 49% stake in the share capital of Elektrim Telekomunikacja (Telco), alongside Elektrim S.A. (Elektrim) which held the remaining 51% interest until September 3, 2001. An agreement concerning the shareholding structure and corporate governance of Telco was signed by Vivendi Universal and Elektrim on September 3, 2001. On the same date, Ymer Finance (Ymer), a company incorporated under Luxembourg law, acquired a 2% stake in Telco from Elektrim. In parallel, Vivendi Universal acquired non-voting shares in LBI Fund, an investment company operating as a mutual fund, which provided Ymer with the

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financing necessary to purchase its stake in Telco. Via the mechanism used to determine the net asset value of its shares in the LBI Fund, Vivendi Universal bore the economic risk associated with the assets held by Ymer. Vivendi Universal had no obligation to purchase the Telco shares held by Ymer and this latter was neither entitled nor obligated to sell them to Vivendi Universal. The Telco bylaws grant preemptive rights to Vivendi Universal.
Therefore, up to December 12, 2005, Telco was held 49% by Vivendi Universal, 49% by Elektrim and 2% by Ymer. Telco’s only asset is a 48% investment in the Polish mobile telecom company PTC, alongside Deutsche Telekom (DT) (49%) and Carcom (3%). Until this date, Carcom was held 50% by Vivendi Universal, 49% by Elektrim and 1% by Ymer.
Numerous legal disputes oppose Telco, Vivendi Universal, DT and Elektrim, concerning in particular ownership of the PTC shares held by Telco. Please refer to note 30 Litigations for an up-to-date description as at February 21, 2006, the date of the Vivendi Universal Management Board meeting held to approve the consolidated financial statements for the year ended December 31, 2005.
2.3.2	Acquisition of an additional interest in December 2005
After consultation with E.U. competition authorities in November 2005, Vivendi Universal acquired from Ymer, on December 12, 2005, the stakes it held in Telco (2%) and in Carcom (1%), for a total cash consideration of €90 million. From that date, Vivendi Universal held a 51 % equity and voting interest in both Telco and Carcom.
As at December 31, 2005, the simplified organization chart of Telco and PTC is as follows:
2.3.3	Accounting for Ymer
Up to December 12, 2005, Vivendi Universal bore all risks and enjoyed the majority of economic benefits associated with the investments held by Ymer. As such, and in accordance with SIC Interpretation 12 on the consolidation of special purpose entities, Ymer was fully consolidated by Vivendi Universal.
Since this date and following the €90 million cash payment to Ymer for the acquisition of its interests in Telco and Carcom, Vivendi Universal no longer bears any risk or enjoys any economic benefits associated with the investments held by Ymer. As such, Vivendi Universal considered that from December 12, 2005, Ymer no longer satisfied the criteria laid down in SIC Interpretation 12 on the consolidation of special purpose entities. Vivendi Universal therefore deconsolidated Ymer and recognized in its balance sheet its investment in the LBI Fund, which was previously neutralized upon Ymer’s first consolidation. As at December 31, 2005 the net carrying amount of this investment was €87 million (gross carrying amount of €105 million), after reversal of provision in the same amount.
2.3.4	Accounting for Telco / PTC[1]
Up to December 12, 2005, and notwithstanding the consolidation of Ymer due to the financial risk borne, Vivendi Universal accounted for its interest in Telco using the equity method. In addition, due to the legal disputes surrounding ownership of the PTC shares held by Telco, the investment in PTC has not been consolidated.
Since this date, Vivendi Universal holds a 51% equity and voting interest in Telco and Carcom and exercises exclusive control over these companies, which it fully consolidates. However, due to the legal disputes surrounding ownership of the PTC shares, Telco and Carcom are unable to exercise joint control over PTC as provided in the bylaws. As such, the stake in PTC cannot be consolidated by Vivendi Universal and the impact of the full consolidation of Telco by Vivendi Universal is not material.
Taking into consideration the acquisition of an additional stake in December 2005, Vivendi Universal has invested

1 Following the investigation opened by the Commission des Opérations de Bourse (COB) on September 12, 2003, the consolidation using the equity method of Telco, was challenged by a decision of the Autorité des Marchés Financiers (AMF) Sanctions Commission. The AMF Sanctions Commission upheld the criticism challenging the recording of Telco using the equity method rather than proportionate consolidation. On February 4, 2005, Vivendi Universal appealed this decision before the Paris Court of Appeals, because Vivendi Universal considers, in agreement with its auditors, that the method adopted to account for this company during the period reviewed by the COB was in compliance with applicable accounting regulations. On June 28, 2005, the Paris Court of Appeals partially overturned the decision of the AMF Sanctions Commission validating Vivendi Universal’s accounting treatment. On August 25, 2005, the AMF appealed against this decision before the French Supreme Court (Cour de Cassation). On February 3, 2006, Vivendi Universal submitted its briefs in response. Please refer to Note 30 “Litigations”.
In the “Unaudited Supplemental Financial Data” section of the 20-F Form filed with the SEC on July 29, 2005, as requested by the AMF and for information purposes only, Vivendi Universal provided unaudited supplemental financial data to enable shareholders to assess the impact of the accounting method adopted. This supplemental unaudited data present:
–	the unaudited financial statements of Telco in condensed format;
–	the estimated impact of the proportionate consolidation of Telco.
In this respect, the AMF, Vivendi Universal and its auditors exchanged confirmation letters before the filing of the 2004 Document de référence, which were read during the Shareholders’ meeting of April 28, 2005.

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€1,966 million in Telco/PTC (capital and current accounts including capitalized interest). As at December 31, 2005, given the impairment losses recorded since the end of 2001, the net carrying amount of Vivendi Universal’s investment is PTC is €531 million. Please refer to note 15.4.”Other financial assets at cost or at amortized cost as at December 31, 2005, December 31, 2004 and January 1, 2004”.
2.4.	Divestiture of 80% of Vivendi Universal Entertainment (VUE) on May 11, 2004
On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company, Inc. (NBC) and VUE to form NBC Universal (NBCU). This transaction completed on May 11, 2004 and, from an accounting standpoint, resulted in the divestiture of 80% of Vivendi Universal’s interest in VUE for €8,002 million and a concurrent acquisition of a 20% interest in NBC for €4,929 million, resulting in Vivendi Universal retaining a 20% voting interest and an 18.47% ownership interest in NBCU through its subsidiary Universal Studios Holding Corp. (USH).
From May 12, 2004, Vivendi Universal ceased to consolidate VUE, and now accounts for its stake in NBCU using the equity method. VUE’s assets divested pursuant to the transaction included Universal Pictures Group, Universal Television Group, Universal Studios Networks and interests in five theme parks.
As part of the NBC-Universal transaction, GE paid to USH, on May 11, 2004, $3.65 billion (€3.073 billion) of cash consideration. The cash consideration received by Vivendi Universal amounted to €2,926 million, net of divestiture fees and of the amount paid to MEI. Vivendi Universal (i) bears the cost of the defeasance of covenants of the VUE Class A preferred interests (€657 million; i.e., €607 million after minority interests), (ii) bears the net cost of the dividends on the VUE Class B preferred interests (€298 million; i.e., €275 million after minority interests) and (iii) will receive from NBCU, when VUE Class B preferred interests are redeemed, the potential after-tax economic gain arising on the divestiture of the 56.6 million shares of InterActiveCorp (IACI) stock transferred to NBCU (above $40.82 per share). Vivendi Universal also has certain contingent obligations in connection with the NBC-Universal transaction relating to taxes, businesses excluded from the scope of the combination agreement and other matters customary for a transaction of this type. These commitments are described in Note 29 “Commitments and contingent assets and liabilities”.
On June 7, 2005, Vivendi Universal, NBCU and IACI unwound IACI’s interests in VUE through the purchase by NBCU of IACI’s common and preferred interests in VUE. As part of this transaction, Vivendi Universal’s obligations above mentioned to fund the after-tax cost of 94.56% of the 3.6% per annum cash coupon on the VUE Class B preferred interests and pay up to $520 million to NBCU in respect of any loss from the sale of Universal Parks and Resort were eliminated. Vivendi Universal also renounced the after-tax gain resulting from the increase in IACI’s stock price above $40.82 per share in May 2022.
The divestiture of 80% of Vivendi Universal’s interests in VUE generated a capital gain of €707 million, net of a €244 million tax impact.
The acquisition cost of the 20% stake in NBC received by USH, corresponds to the fair value of this stake as defined in the VUE/NBC combination agreement, i.e., €4,929 million ($5,854 million). The carrying amount of the NBC assets acquired is €738 million ($877 million).
2.5.	Other changes in the scope of consolidation in 2005 and 2004
Preliminary note:
The consideration indicated for the divestitures corresponds to the enterprise value of the divested stake (i.e. the cash received plus the value of principal payments on borrowings deconsolidated from fully consolidated subsidiaries, when applicable).
2.5.1	Other main changes in scope in 2005 (acquisition, divestiture, dilution or merger) were as follows:
-	Full consolidation of minority stakes in distribution subsidiaries at SFR (January / April).

-	Additional stake in MultiThématiques (now wholly-owned by Canal+ Group) and divestiture of Lagardère Thématiques (February – consideration: €20 million).

-	Divestiture of NC Numéricâble (March – consideration: €96 million) : from an accounting standpoint, this transaction led to the divestiture of 80% of Canal+ Group’s stake in NC Numéricâble and to the concurrent acquisition of 20% of Ypso Holding. As at December 31, 2004, NC Numéricâble’s stake was recorded as an

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asset held for sale (please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).

-	Divestiture of a 37.8% ownership interest, representing a 40% voting interest, held in UGC (December – consideration: €89 million) (please refer to Note 14.2 “Changes in the value of equity affiliates in 2005 and 2004”).
2.5.2	Other main changes in scope in 2004 (acquisition, divestiture, dilution or merger) were as follows:
-	Discontinuation of Internet operations (January).

-	Equity accounting of Mauritel (January) before full consolidation (July).

-	Divestiture of Atica & Scipione (February – consideration: €32 million).

-	Divestiture of Sportfive (March – consideration: €274 million).

-	Divestiture of Kencell (May – consideration: €190 million).

-	Divestiture of Monaco Telecom (June – consideration: €267 million).

-	Divestiture of “Flux-divertissement” Business of StudioExpand and Canal+ Benelux (June/August – consideration: €42 million).

-	Divestiture of UCI Cinemas (October – consideration: €170 million).

-	Divestiture of 15% of Veolia Environnement, part of Vivendi Universal’s 20.3% stake (December – consideration: €1,497 million).
Note 3. Segment data in 2005 and 2004
3.1.	Business segment data
The Group’s activity operates through different Media and Telecommunications businesses. Each business offers different products and services that are marketed through different channels. Given the unique customer base, technology, marketing and distribution requirements of these businesses, they are managed separately and represent the primary segment reporting level. As at December 31, 2005, Vivendi Universal had five segments:
•	Universal Music Group, publishing and distribution of music contents (original creation or catalogs),

•	Vivendi Universal Games, publishing and distribution of video games, online or on other media (such as console, PC, mobile phones),

•	Canal+ Group, production and distribution of pay-TV in France, analog or digital (terrestrially, via satellite or ADSL)

•	SFR, mobile phone services in France and

•	Maroc Telecom, telecommunications operator (mobile, fixed and internet), in Morocco.
Vivendi Universal’s Management Board evaluates the performance of these segments and allocates resources to them based on certain performance measures (mainly earnings from operations and cash flow from operations). Segment earnings correspond to each business’ earnings from operations.
Additionally, segment data is elaborated according to the following principles:
•	The segment “Holding & Corporate” includes the cost of Vivendi Universal S.A.’s headquarter in Paris and of its New York office, after the allocation of a portion of these costs to each of the businesses.

•	Vivendi Universal Entertainment (divested on May 11, 2004) and Cegetel S.A.S. (divested on August 22, 2005) qualified as discontinued operations for the years presented (2005 and 2004), pursuant to IFRS 5, paragraph 34.

•	The segment “Non core operations” includes miscellaneous businesses outside Vivendi Universal’s core businesses (mainly Vivendi Telecom International, Vivendi Valorisation), whose assets are being divested or liquidated and which are not sufficiently material to be disclosed as discontinued operations as required by IFRS 5.

•	Inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions close to those which would be proposed by third parties.

•	The business segments presented hereunder are identical to those appearing in the information given to Vivendi Universal’s Management Board and Supervisory Board.
Vivendi Universal selected five geographic areas, among which its four main geographic markets (France, Rest of Europe, U.S. and Morocco), as well as the rest of the world.

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3.1.1	Consolidated statements of earnings for the years ended December 31, 2005 and 2004

	Universal	Vivendi				Holding &			Total
Year Ended December 31, 2005	Music	Universal	Canal+		Maroc	Corporate	Non core		Vivendi
(In millions of euros)	Group	Games	Group	SFR	Telecom	(a)	operations	Eliminations	Universal
External revenues	€4,877	€641	€3,379	€8,683	€1,848	€—	€56	€—	€19,484
Inter-segments revenues	16	—	73	4	12	—	5	(110)	—
Revenues	4,893	641	3,452	8,687	1,860	—	61	(110)	19,484
Operating expenses excl. D&A	(4,133)	(555)	(3,083)	(5,478)	(804)	(149)	(61)	110	(14,153)
Depreciation and amortization (D&A)	(261)	(43)	(165)	(767)	(266)	(8)	(15)	—	(1,525)
Other	(19)	(2)	(1)	(20)	(28)	(38)	48	—	(60)

Earnings from operations	€480	€41	€203	€2,422	€762	€(195)	€33	€—	€3,746

Income from equity affiliates									326
Other income (charges) from ordinary activities									(95)

Earnings from ordinary activities									3,977

Interest and other financial charges and income									401
Provision for income taxes									(204)
Earnings from discontinued operations									92

Earnings									€4,266

Attributable to :
Equity holders of the parent									3,154
Minority interests									1,112
Income from equity affiliates mainly comprised the Group’s share in earnings of NBC Universal (€361 million), an investment allocated to the Holding and Corporate business segment (please refer to note 14 “Equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004”).
Earnings from discontinued operations comprised the Group’s share in earnings of Cegetel S.A.S. (71.8%, i.e. -€29 million) and the capital gain realized on the divestiture of this SFR subsidiary (€121 million) recorded under SFR (please refer to Note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).

	Universal	Vivendi							Total
Year Ended December 31, 2004	Music	Universal	Canal+		Maroc	Holding &	Non core		Vivendi
(In millions of euros)	Group	Games	Group	SFR	Telecom	Corporate	operations	Eliminations	Universal
External revenues	€4,962	€475	€3,500	€7,188	€1,569	€—	€189	€—	€17,883
Inter-segments revenues	27	—	60	4	12	—	22	(125)	—
Revenues	4,989	475	3,560	7,192	1,581	—	211	(125)	17,883
Operating expenses excl. D&A	(4,225)	(588)	(3,156)	(4,114)	(637)	(181)	(172)	125	(12,948)
Depreciation and amortization (D&A)	(342)	(55)	(224)	(725)	(267)	(14)	(27)	—	(1,654)
Other	(63)	(35)	8	(21)	(15)	2	76	—	(48)

Earnings from operations	€359	€(203)	€188	€2,332	€662	€(193)	€88	€—	€3,233

Income from equity affiliates									221
Other income (charges) from ordinary activities									64

Earnings from ordinary activities									3,518

Interest and other financial charges and income									820
Provision for income taxes									(292)
Earnings from discontinued operations									777

Earnings									€4,823

Attributable to :
Equity holders of the parent									3,767
Minority interests									1,056
Income from equity affiliates mainly comprised the Group’s share in earnings of NBC Universal / VUE (€205 million), an investment allocated to the Holding & Corporate business segment (please refer to Note 14 “Equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004”).
Earnings from discontinued operations comprised the Group’s share in earnings of Cegetel S.A.S. (71.8%, i.e. -€62 million), a SFR subsidiary until August 22, 2005 and of VUE (80%, i.e. €132 million) and the capital gain realized on the divestiture of VUE (€707 million), recorded under Holding & Corporate (please refer to note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).

Vivendi Universal 2005 Consolidated Financial Statements / 88

3.1.2	Consolidated statements of financial position as at December 31, 2005, December 31, 2004 and January 1, 2004

	Universal	Vivendi						Total
	Music	Universal	Canal+		Maroc	Holding &	Non core	Vivendi
(In millions of euros)	Group	Games	Group	SFR	Telecom	Corporate	operations	Universal
December 31, 2005
Segment assets (a)	€8,085	€361	€5,735	€11,498	€3,861	€8,572	€863	€38,975
incl. investments in equity affiliates (b)	34	—	5	397	1	6,419	—	6,856
Unallocated assets (c)								5,508

Total assets								44,483

Segment liabilities (d)	3,008	238	2,210	4,401	870	853	297	11,877
Unallocated liabilities (e)								10,998

Total liabilities								22,875

Capital expenditures (f)	€43	€31	€113	€1,100	€291	€2	€—	€1,580

December 31, 2004
Segment assets (a)	€7,436	€366	€5,709	€11,490	€3,627	€8,111	€907	€37,646
incl. investments in equity affiliates (b)	22	—	54	64	—	5,633	—	5,773
Unallocated assets (c)								5,393

Total assets								43,039

Segment liabilities (d)	2,930	231	2,135	4,356	708	1,312	388	12,060
Unallocated liabilities (e)								12,887

Total liabilities								24,947

Capital expenditures (f)	€54	€17	€144	€870	€210	€3	€24	€1,322

January 1, 2004
Segment assets (a)	€8,473	€554	€7,136	€11,323	€3,127	€3,354	€1,938	€35,905
incl. investments in equity affiliates (g)	35	—	233	66	—	1,760	2	2,096
Unallocated assets (c)								18,098

Total assets								54,003

Segment liabilities (d)	3,004	199	2,690	4,259	635	927	928	12,642
Unallocated liabilities (e)								24,669

Total liabilities								37,311

In addition, segment data is presented in note 9 “Goodwill as at December 31, 2005, December 31, 2004 and January 1, 2004” and note 10 “Content assets and liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004”.
(a)	Including goodwill, content assets, other intangible assets, property, plant and equipment, investments in equity affiliates, financial assets, inventories and trade accounts receivable and other.

(b)	From May 12, 2004, Holding & Corporate included the 20% stake in NBC Universal held by Universal Studios Holding Corp. (92.3% owned by Vivendi Universal as at December 31, 2005).

(c)	Including deferred tax assets, current tax receivables, cash and cash equivalents and assets held for sale.

(d)	Including provisions, other non-current liabilities and trade accounts payable and other.

(e)	Included borrowings and other financial liabilities, deferred tax liabilities, current tax payables and liabilities associated with assets held for sale.

(f)	The cumulated change in goodwill, content assets, other intangible assets, and property, plant and equipment, was +€235 million in 2005 and -€1,382 million in 2004. The increase in goodwill, and content assets, by segment is presented in notes 9 and 10. The decrease in other intangible assets, i.e. €240 million in 2005 and €185 million in 2004, mainly concerned SFR (-€241 million in 2005 and +€81 million in 2004). The decrease in property, plant and equipment, i.e. €409 million in 2005 and €865 million in 2004, mainly concerned SFR (-€343 million in 2005 and +€44 million in 2004) and Maroc Telecom (+€92 million in 2005 and +€5 million in 2004).

(g)	As at January 1, 2004, Holding & Corporate included a 20% historical stake in VUE, the remaining stake held in VUE by Universal Studios Holding Corp. being recorded as assets held for sale (please refer to note 7 “Discontinued operations and assets held for sale”).
3.2.	Geographic data
Information by geographic area is the second level of segment data. Revenues are presented based on the customers’ location. Segment assets are detailed by location of the consolidated operations.

Vivendi Universal 2005 Consolidated Financial Statements / 89

	Year Ended December 31,
(In millions of euros)	2005		2004
Revenues
France	€12,216	63%	€10,835	61%
Rest of Europe	1,933	10%	2,176	12%
U.S.	2,414	12%	2,260	13%
Morocco	1,773	9%	1,516	8%
Rest of World	1,148	6%	1,096	6%

	€19,484	100%	€17,883	100%

	December 31,
(In millions of euros)	2005		2004		January 1, 2004
Segment assets (a)
France	€19,053	49%	€19,423	52%	€20,129	56%
Rest of Europe	1,680	4%	1,840	5%	2,398	7%
U.S.	14,049	36%	12,435	33%	9,754	27%
Morocco	3,746	10%	3,527	9%	3,127	9%
Rest of World	447	1%	421	1%	497	1%

	€38,975	100%	€37,646	100%	€35,905	100%

(a)	Please refer to the definition provided in (a) to the note 3.1.2. “Consolidated statement of financial position as at December 31, 2005, December 31, 2004 and January 1, 2004”.
In 2005 and 2004, capital expenditures were mainly realized by SFR and Maroc Telecom whose operations are mainly located in France and in Morocco.

Note 4.	Earnings before interest and other financial charges and income and provision for income taxes for the years ended December 31, 2005 and 2004
4.1.	Breakdown of revenues and cost of revenues for the years ended December 31, 2005 and 2004

	Year Ended December 31,
(In millions of euros)	2005	2004
Product sales, net	€5,739	€5,805
Service revenues	13,700	12,056
Other	45	22

Revenues	€19,484	€17,883

Cost of products sold, net	(3,699)	(3,696)
Cost of service revenues	(6,196)	(5,434)
Other	(3)	30

Cost of revenues	€(9,898)	€(9,100)

Margin from operations rate	49%	49%
Shipping and handling costs reimbursed by customers which are recorded as revenues amounted to €10 million in 2005 compared to €18 million in 2004.

Vivendi Universal 2005 Consolidated Financial Statements / 90

4.2.	Personnel costs and average employee numbers for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros except number of employees)	Note	2005	2004
Annual average number of full time equivalent employees		37,166	38,889
Salaries		€(1,561)	€(1,535)
Social security and other employment charges		(367)	(386)
Capitalized personnel costs		16	18

Wages and expenses		€(1,912)	€(1,903)

Share-based compensation	19	(50)	(64)
Employee benefit plans	21	(92)	(48)
Other		(112)	(116)

Personnel costs		€(2,166)	€(2,131)

4.3.	Additional information on operating expenses for the years ended December 31, 2005 and 2004
4.3.1	Research and development costs for the years ended December 31, 2005 and 2004
Research and development costs recorded in expenses amounted to €143 million and €194 million in 2005 and 2004, respectively.
4.3.2	Advertising costs for the years ended December 31, 2005 and 2004
Advertising costs amounted to €637 million in 2005 compared to €658 million in 2004.
4.4.	Other income from ordinary activities for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros)	Note	2005	2004
Dividends from unconsolidated interests	27	€38	€23
Interests received on loans to equity affiliates and other financial receivables		37	66

Other income from ordinary activities		€75	€89

4.5. Other charges from ordinary activities for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros)	Note	2005	2004
Impairment of goodwill losses	9.3	€(50)	€(23)
Impairment losses of other intangible assets acquired in business combinations		—	(2)
Other non cash write-off	14.2	(124)	—
Other		4	—

Other charges from ordinary activities		€(170)	€(25)

Vivendi Universal 2005 Consolidated Financial Statements / 91

Note 5.	Interest and other financial charges and income for the years ended December 31, 2005 and 2004

	Year Ended December 31,
(In millions of euros)	2005	2004
Interest expenses on borrowings	€(262)	€(362)
Interest income from cash and cash equivalents	45	40
Interest income (expenses) on interest rate swaps	(1)	(84)

Interest	€(218)	€(406)

Premiums incurred for early redemption of notes and other financial liabilities	(71)	(308)
Impact of other amortized cost on borrowings	(44)	(178)

	(115)	(486)
Downside adjustment of the value of derivative instruments	(21)	(117)
Capital loss on the divestiture of businesses or financial investments	(26)	(108)
Interest cost related to employee benefit plans	(75)	(83)
Effect of undiscounting other assets and liabilities	(13)	(14)
Other	(37)	(65)

Other financial charges	(287)	(873)

Upside adjustment of the value of derivative instruments	19	107
Capital gain on the divestiture of businesses or financial investments	694	1,846
Expected return on assets of employee benefit plans	40	46
Other	153	100

Other financial income	906	2,099

Other financial charges and income	€619	€1,226

Interest and other financial charges and income	€401	€820

Interest on borrowings after amortized cost adjustments (including premiums incurred for early redemption of borrowings) is -€333 million in 2005 and -€892 million in 2004.

Note 6.	Income taxes for the years ended December 31, 2005 and 2004
6.1.	Components of the provision for income taxes

		Year Ended December 31,
(In millions of euros)	Note	2005	2004
Provision for income taxes:
Current
Tax savings related to the Consolidated Global Profit Tax System	6.1.1	€507	€464
Tax savings related to the U.S. fiscal group		258	167
Use of tax losses and temporary differences previously unrecognized		14	117
Adjustments to prior year tax expense (a)		49	—
Current provision for income taxes		(1,519)	(1,414)

		€(691)	€(666)

Deferred
Impact of the Consolidated Global Profit Tax System	6.1.1	88	492
Other changes in deferred tax assets		145	61
Impact of the change(s) in tax rates		(16)	(10)
Reversal of tax liabilities relating to tax years no longer open to audit		300	—
Other deferred tax income / (expenses)		(30)	(169)

		€487	€374

Provision for income taxes		€(204)	€(292)

(a)	Including the impact of adjustments to prior year tax expenses and other revised tax assessments, where applicable.

Vivendi Universal 2005 Consolidated Financial Statements / 92

6.1.1	Consolidated Global Profit Tax System
On December 23, 2003, Vivendi Universal applied to the Ministry of Finance for permission to use the Consolidated Global Profit Tax System under Article 209 quinquies of the French tax code. Authorization was granted by an order, dated August 22, 2004, and notified on August 23, 2004, for a five-year period beginning with the taxable year 2004. This period may be extended. Vivendi Universal is thus entitled to consolidate its own profits and losses (including tax losses carried forward as at December 31, 2003) with the profits and losses of its subsidiaries operating within and outside France. Subsidiaries in which Vivendi Universal owns at least 50% of outstanding shares, both French and foreign, as well as Canal+ S.A., fall within the scope of the Consolidated Global Profit Tax System, including, but not limited to Universal Music Group, Vivendi Universal Games, CanalSat, SFR and, as of January 1, 2005 Maroc Telecom. The 2004 Finance Act authorized the unlimited carry forward of existing ordinary losses as at December 31, 2003, which, combined with Vivendi Universal’s permission to use the Consolidated Global Profit Tax System, enables Vivendi Universal to maintain its capacity to use ordinary losses carried forward.
On this basis, the impact of the Consolidated Global Profit Tax System on the valuation of Vivendi Universal ordinary tax losses available for carry forward is as follows:
•	As at December 31, 2004, as head company consolidating for tax purposes the results of French and foreign companies (based on “French” tax results for the latter) in which it holds at least 50% of the share capital, as well as Canal+ S.A., Vivendi Universal carried forward losses of €11,258 million.

•	As at February 21, 2006, date of the Management Board meeting held to approve the financial statements for the year ended December 31, 2005, the “French” 2005 taxable profits of tax group companies cannot be determined with sufficient certainty. As such, the amount of ordinary tax losses available for carry forward as at December 31, 2005 can also not be determined with sufficient certainty at this date.

•	Therefore, before adjustment for the impact of 2005 taxable profits on the future utilization of ordinary tax losses carried forward, Vivendi Universal S.A. will be able to realize maximum tax savings of €3,752 million (undiscounted value based on the current income tax rate of 33.33%).

•	Nonetheless, the period during which losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity, in terms of both future results and scope of activities.

•	Vivendi Universal therefore values its tax losses carried forward under the Consolidated Global Profit Tax System based on one year’s forecast results, taken from the budget for the following year.
As at December 31, 2005, Vivendi Universal S.A. recognized in its 2005 earnings a current tax saving of €507 million. In addition, a deferred tax asset of €580 million was recognized in respect of expected tax savings for 2006. Given the reversal of the deferred tax asset recognized in 2004 in the amount of expected tax savings in 2005 (€492 million), in 2005 the net change in deferred tax assets relating to the Consolidated Global Profit Tax System in 2005 was €88 million .
As at December 31, 2004, Vivendi Universal S.A. recognized in its 2004 earnings the expected tax savings relating to 2004 fiscal year (€464 million) and a deferred tax asset relating to the expected tax savings for 2005 (€492 million).

Vivendi Universal 2005 Consolidated Financial Statements / 93

6.1.2	Provision for income taxes and income tax paid by geographical area:

	Year Ended December 31,
(In millions of euros)	2005	2004
Provision for income taxes:
Current
France	€(437)	€(430)
U.S.	7	(16)
Morocco	(260)	(232)
Other jurisdictions	(1)	12

	€(691)	€(666)

Deferred
France	156	393
U.S.	292	(24)
Morocco	7	5
Other jurisdictions	32	—

	€487	€374

Provision for income taxes	€(204)	€(292)

Income tax (paid) / collected :
France	(1,057)	(333)
including Consolidated Global Profit Tax System (a)	464	—
including SFR (b)	(1,414)	(68)
U.S.	7	(17)
Morocco	(279)	(220)
Other jurisdictions	(57)	(52)

Income tax paid	€(1,386)	€(622)

(a)	Tax savings generated by the Consolidated Global Profit Tax System in respect of 2004 received in cash in 2005.

(b)	The increase in the tax expense paid by SFR was notably due to catch-up adjustments resulting from the rationalization of the SFR Cegetel Group legal structure at the end of 2003.

Vivendi Universal 2005 Consolidated Financial Statements / 94

6.2.	Effective tax rate

		Year Ended December 31,
(In millions of euros, except %)	Note	2005	2004
Earnings, attributable to equity holders of the parent		€3,154	€3,767
Add back:
Provision for income taxes		204	292
Earnings from discontinued operations		(92)	(777)
Minority interests		1,112	1,056

Earnings from continuing operations before provision for income taxes		€4,378	€4,338

French statutory tax rate (a)		33.3%	33.3%
Theoretical provision for income taxes based on French statutory tax rate		(1,459)	(1,446)
Reconciliation of the theoretical and effective provision for income taxes:
Permanent differences
Income from equity affiliates (b)		114	74
Long term capital gains and losses taxed at reduced rate		—	81
Untaxable consolidation capital gains		104	222
Other differences from tax rates		(75)	(79)
Other permanent differences		(154)	(117)
Restatements in respect of the provision for income taxes of previous years
Reversal of tax liabilities relating to tax years no longer open to audit		300	—
Other		49	—
Tax losses
Current tax savings related to the Consolidated Global Profit Tax System	6.1.1	507	464
Change in the deferred tax asset related to the Consolidated Global Profit Tax System	6.1.1	88	492
Other changes from deferred tax assets		123	—
Use of unrecognized ordinary losses (France and U.S.)		215	209
Unrecognized tax losses		(16)	(192)

Effective provision for income taxes		€(204)	€(292)

Effective tax rate		4.7%	6.7%

(a)	The French statutory tax rate is 33.33%. The December 30, 2004 Finance Act (Act n°2004-1484) provided for the phasing out of the additional contribution (contribution additionelle) surtax, equal to 3% of the corporate tax liability of French companies since 2002. This surtax has since been reduced to 1.5% from January 1, 2005 and will be abolished in 2006. Act n°99-1140 of December 29, 1999 dealing with the financing of the social security system provided for the introduction of a surtax equal to 3.3% of the corporate tax liability of French companies. This surtax had the effect of raising the French corporate tax rate by 1.1 percentage points. The French corporate tax rate was therefore 34.93% in 2005 (versus 35.43% in 2004) and will be 34.43% in 2006.

(b)	Non-taxable consolidation adjustments.
6.3.	Changes in current and deferred tax assets and liabilities

			(Expense) /
			income in the			Changes in	Changes in foreign
	January 1,	December	statement of	Impact on	Payments /	scope of	currency translation	December
(In millions of euros)	2004	31, 2004	earnings	equity	(Collections)	consolidation	adjustments and other	31, 2005
Current taxes
Asset	€373	€772	€828	€—	€(514)	€3	€(267)	€822
including Consolidated Global Profit Tax System	—	464	507	—	(464)	—	—	€507
Liability	(1,157)	(1,298)	(1,519)	—	1,900	(1)	156	€(762)

	€(784)	€(526)	€(691)	€—	€1,386	€2	€(111)	€60

Deferred taxes
Asset	1,102	1,282	375	—	—	(42)	169	€1,784
including Consolidated Global Profit Tax System	—	561	225	—	—	—	—	€786
Liability	(3,670)	(3,282)	112	55	—	81	(442)	€(3,476)
including Consolidated Global Profit Tax System	—	(69)	(137)	—	—	—	—	€(206)

	€(2,568)	€(2,000)	€487	€55	€—	€39	€(273)	€(1,692)

Vivendi Universal 2005 Consolidated Financial Statements / 95

Deferred tax asset and liability components

	December 31,	December 31,		January 1,
(In millions of euros)	2005	2004		2004
Deferred tax assets
Activable deferred taxes (a)	€5,251	€5,362	(b)	€11,016
Unrecognized deferred taxes (c)	(3,467)	(4,080	) (b)	(9,914)

Recorded deferred tax assets	€1,784	€1,282		€1,102

Deferred tax liabilities
Neutralization of the deferred tax assets due to the Consolidated Global Profit Tax System	206	69		—
Purchase accounting reevaluation of assets (d)	824	732		1,021
DuPont share redemption (e)	1,559	1,356		1,512
Spirits and wine sale	225	397		428
Other	662	728		709

Recorded deferred tax liabilities	€3,476	€3,282		€3,670

Deferred tax assets / (liabilities), net	€(1,692)	€(2,000)		€(2,568)

(a)	Mainly includes deferred tax assets in respect of ordinary tax losses carried forward by Vivendi Universal as head of the tax group under the Consolidated Global Profit Tax System (€3,752 million as at December 31, 2004 before utilization for 2005 tax savings, estimated at €507 million; please refer to note 6.1.1 above), and ordinary tax losses carried forward by the U.S. tax group (€263 million) and deferred tax assets in respect of other deductible tax bases.

(b)	Article 39 of the amended 2004 Finance Act introduced a progressive capital gains tax exemption over three years. As such, as at December 31, 2004, Vivendi Universal was only able to recognize the relief of long-term capital losses against capital gains expected in 2005 and 2006, at the tax rates prevailing in these years (2005: 15.72%; 2006: 8.26%). Application of these principles led Vivendi Universal to recognize a restricted deferred tax asset of €38 million as at December 31, 2005 and €33 million as at December 31, 2004. This rise was due to an increase in the reduced-tax rate base.

(c)	Not recognized due to gross assets value prospects. As at December 31, 2005, they mainly concerned tax losses carried forward. In effect, the period during which tax losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity. Vivendi Universal S.A. recognized expected tax savings for the years 2005 and 2006 only (please refer to paragraph 6.1 above).

(d)	These tax liabilities generated by asset revaluations as a result of the purchase price allocation of company acquisition costs are cancelled on the depreciation, amortization or divestiture of the underlying asset and generate no current tax charge.

(e)	The changes recognized in 2005 and 2004 mainly relate to foreign currency translation adjustments. The tax treatment reported by Seagram in 1995 with respect to the DuPont share redemption is being challenged by the U.S. Internal Revenue Service. Please refer to note 30 “Litigations”.
6.4.	Tax audits
The years ended December 31, 2005, 2004 and prior are, where appropriate, open to tax audits by the respective tax authorities of the jurisdictions in which Vivendi Universal has operations. Various taxation authorities have proposed or levied assessments for additional tax in respect of prior years. Management believes that settlements will not have a material impact on the results of operations, financial position or liquidity of Vivendi Universal.

Vivendi Universal 2005 Consolidated Financial Statements / 96

Note 7.	Discontinued operations and assets held for sale in 2005 and 2004

Statements of earnings	Year Ended December 31,
(In millions of euros)	2005	2004
Equity earnings of Cegetel S.A.S. (up to 71.8%)	€(29)	€(62)
Capital gain realized on the divestiture of 71.8% of Cegetel S.A.S. (no tax impact)	121	—
Equity earnings of VUE (up to 80%)	—	132
Capital gain realized on the divestiture of 80% of VUE, net of tax of €244 million	—	707

Earnings from discontinued operations	€92	€777

Statements of financial position	December 31,	December 31,	January 1,
(In millions of euros)	2005	2004 (a)	2004 (b)
Assets held for sale	€—	€180	€13,897
Liabilities associated with assets held for sale	—	108	6,815
Equity associated with assets held for sale	€—	€—	€231 (c)

	Year Ended December 31,
Consolidated statements of cash flows	2005 (d)	2004 (d) (e)
(In millions of euros)
Net cash provided by operating activities of discontinued operations	€(6)	€550
Net cash provided by (used for) investing activities of discontinued operations	(18)	(703)
Net cash provided by (used for) financing activities of discontinued operations	21	1,144
Net cash outflow related to the divestiture of the period	3	(980)

Net cash related to discontinued operations	—	11

(a)	NC Numéricâble. Please refer to note 2.5. “Other changes in scope in 2005 and 2004”.

(b)	Mainly VUE.

(c)	Unrealized gains (losses) on available-for-sale securities at VUE.

(d)	Cegetel S.A.S..

(e)	Cegetel S.A.S. and VUE.
7.1.	Combination of Cegetel S.A.S. with Neuf Telecom
Following the Cegetel and Neuf Telecom combination announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as a discontinued operation pursuant to IFRS 5. Accordingly, the net earnings and expenses of the fixed telephony activity were deconsolidated as at January 1, 2004 and are presented netted, 71.8% in earnings from discontinued operations and 28.2% in income from equity affiliates.

Vivendi Universal 2005 Consolidated Financial Statements / 97

Cegetel S.A.S.’s condensed statement of earnings for the periods presented was as follows:

	Period from January 1		Year Ended
	to August 22, 2005		December 31, 2004
(In millions of euros)	234 days		366 days
Revenues	€685		€1,027
Earnings from operations	(94)		(72)
Earnings before interest and provision for income taxes	(94)		(72)
Interest and other financial charges and income	(6)		(8)
Earnings before provision for income taxes	(100)		(80)
Provision for income taxes	—		—
Earnings before adjustments related to the classification of 71.8% of Cegetel S.A.S. as	€(100)		€(80)
discontinued operations
Income from equity affiliates (28.2% of earnings)	€(28)		€(22)
Earnings from discontinued operations (71.8% of earnings and adjustments)	€(29	) (a)	€(62)

(a)	Including the cessation of depreciation and amortization of property, plant and equipment and intangible assets, for €42 million after tax as at August 22, 2005.
Cash flow related to Cegetel S.A.S. for the periods presented were as follows:

	Period from January 1	Year Ended
(In millions of euros)	to August 22, 2005	December 31, 2004
Net cash provided by operating activities	€(6)	€150
Net cash provided by (used for) investing activities	(18)	(159)
Net cash provided by (used for) financing activities	21	20
Net cash outflow related to the divestiture of the period	3	—

Change in cash and cash equivalents	€—	€11

7.2. Divestiture of 80% of Vivendi Universal Entertainment (VUE)
In 2004, due to the agreement signed on October 8, 2003 by Vivendi Universal and General Electric for the combination of VUE and NBC, VUE qualified as a discontinued operation and earnings and expenses of VUE from January 1 to May 11, 2004, the closing date of the transaction, were deconsolidated and presented netted, 80% in earnings from discontinued operations and 20% in income from equity affiliates.
VUE’s condensed statement of earnings for the period presented was as follows:

Period from
January 1 to
May 11, 2004
(In millions of euros)	132 days
Revenues	€2,327
Earnings from operations	337
Earnings before interest and provision for income taxes	328
Interest and other financial charges and income	(99)
Earnings before provision for income taxes	229
Provision for income taxes	(81)
Earnings before adjustments related to the classification of 80% of VUE as discontinued operations	€148
Attributable to:

Income from equity affiliates (20% of earnings)	€30
Earnings from discontinued operations (80% of earnings and adjustments (a))	€132

(a)	Including the cessation of depreciation and amortization of property, plant and equipment and intangible assets, for €34 million after tax, as well as the elimination of intercompany interest of €11 million.
Vivendi Universal 2005 Consolidated Financial Statements / 98

VUE’s condensed statement of financial position as at January 1, 2004 was as follows:

January 1,
(In millions of euros)	2004
Non current assets	€15,099
Current assets	1,901

Total assets	€17,000

Total equity	8,372
Non current liabilities	4,072
Current liabilities	4,556

Total liabilities	8,628

Total equity and liabilities	€17,000

Cash flow related to VUE for the period presented were as follows:

Period from
January 1 to
(In millions of euros)	May 11, 2004
Net cash provided by operating activities	€400
Net cash provided by (used for) investing activities	(544)
Net cash provided by (used for) financing activities	1,124
Retrocedence of generated cash flows (a)	(980)

Change in cash and cash equivalents	€—

(a)	The agreement signed by Vivendi Universal, General Electric and NBC on October 8, 2003, for the combination of NBC and VUE, contained specific provisions concerning the availability of cash generated by VUE between October 1, 2003 and May 11, 2004, the transaction completion date. In effect, the agreement provides that Vivendi Universal must pay over all cash generated by VUE between October 1, 2003 and May 11, 2004. As such, the change in VUE cash and cash equivalents in 2004 does not impact Group cash and cash equivalents, in particular given the classification of VUE’s assets, including cash and cash equivalents, in assets held for sale from October 8, 2003.
Note 8. Earnings per share for the years ended December 31, 2005 and 2004

	Year Ended December 31,
	2005		2004
	Basic	Diluted	Basic	Diluted
Earnings (in millions of euros)
Earnings from continuing operations, attributable to the equity holders of the parent	€3,109	€3,109	€2,983	€2,983
Earnings from discontinued operations	92	92	777	777
Earnings, attributable to equity holders of the parent	3,154	3,154	3,767	3,767
Adjusted net income, attributable to equity holders of the parent	2,078	2,078	1,338	1,338

Number of shares (in millions)	1,149.6	1,158.5	1,144.4	1,151.1

Earnings per share (in euros)
Earnings from continuing operations, attributable to the equity holders of the parent per share	€2.70	€2.68	€2.61	€2.59
Earnings from discontinued operations per share	€0.08	€0.08	€0.68	€0.68
Earnings, attributable to equity holders of the parent per share	€2.74	€2.72	€3.29	€3.27
Adjusted net income, attributable to equity holders of the parent per share	€1.81	€1.79	€1.17	€1.16
Reconciliation of earnings, attributable to equity holders of the parent and adjusted net income, attributable to equity holders of the parent (please refer to the definition provided in note 1.4.1.3.) for the years ended December 31, 2005 and 2004:
Vivendi Universal 2005 Consolidated Financial Statements / 99

		Year Ended December 31,
(In millions of euros)	Note	2005	2004	% change
Earnings, attributable to equity holders of the parent		€3,154	€3,767	-16.3%
Adjustments
Other charges from ordinary activities (a)		170	25
Other financial charges and income (a)		(619)	(1,226)
Earnings from discontinued operations (a)		(92)	(777)
Deferred tax asset related to the Consolidated Global Profit Tax System	6.1	(88)	(492)
Other adjustments on provision for income taxes (b)		(495)	60
Minority interests in adjustments		48	(19)

Adjusted net income, attributable to equity holders of the parent		€2,078	€1,338	55.3%

(a)	As presented in the consolidated statement of earnings.

(b)	Corresponding to non recurring tax items (in 2005 mainly the reversal of tax liabilities relating to tax years no longer open to audit for -€300 million, changes in deferred tax assets relating to the US tax group for -€132 million, other adjustments on current provision for income taxes of previous fiscal years for -€49 million) and to tax impacts of non recurring adjustments.
The number of shares used in the calculation of earnings per share was as follows:

		Year Ended December 31,
(In number of shares)	Note	2005	2004	% change
Weighted average number of shares outstanding over the period		1,152,131,605	1,072,099,023	7.5%
Notes mandatorily redeemable for new shares of Vivendi Universal (ORA) (maturity: November 2005)	18.2	—	72,822,148
Treasury shares at the end of the period		(2,498,948)	(570,098)

Weighted average number of shares outstanding restated over the period		1,149,632,657	1,144,351,073	0.5%

Potential dilutive effect :
- Vivendi Universal stock option plans (a)		8,893,705	6,713,341

Potential dilutive effect of financial instruments :		8,893,705	6,713,341

Weighted average number of shares after potential dilutive effect		1,158,526,362	1,151,064,414	0.6%

(a)	The dilutive effect of Vivendi Universal’s subscriptions plans was determined using the share repurchase method.
Note 9. Goodwill as at December 31, 2005, December 31, 2004 and January 1, 2004

9.1. Goodwill as at December 31, 2005, December 31, 2004 and January 1, 2004

	December 31,	December 31,	January 1,
(In millions of euros)	2005	2004	2004
Goodwill, gross	€27,063	€25,818	€27,004
Impairment losses	(13,267)	(12,664)	(14,062)

Goodwill	€13,796	€13,154	€12,942

9.2. Changes in goodwill in 2005 and 2004

				Changes in value			Changes in foreign
	Goodwill as at			of commitments			currency translation	Goodwill as at
	December 31,	Impairment		to purchase	Changes in scope		adjustments and	December 31,
(In millions of euros)	2004	losses		minority interests	of consolidation		other	2005
Universal Music Group	€3,755	€(50	) (a)	€—	€—		€570	€4,275
Vivendi Universal Games	29	—		—	37		11	77
Canal+ Group	3,732	4		(13)	61		—	3,784
including StudioCanal	62	2		—	43		(1)	106
SFR	4,025	—		—	(6	) (b)	5	4,024
Maroc Telecom	1,612	—		—	(22)		46	1,636
Non core operations	1	—		—	—		(1)	—

Total	€13,154	€(46)		€(13)	€70		€631	€13,796

Vivendi Universal 2005 Consolidated Financial Statements / 100

(a)	Pursuant to IAS 12, a write-off of goodwill of €48 million was recorded in order to offset the recognition of deferred tax assets relating to ordinary tax losses not recognized at the end of 2000 as part of UMG’s purchase price allocation.

(b)	Including -€155 million in respect of the deconsolidation of Cegetel S.A.S., partially offset by the recognition of additional goodwill (€97 million) on the acquisition of 35% of the share capital of Cegetel S.A.S. from SNCF before the divestiture of Cegetel S.A.S. to Neuf Telecom (please refer to note 2.2. “Combination of Cegetel S.A.S. with Neuf Telecom on August 22, 2005”).

			Changes in value		Changes in foreign
	Goodwill as at		of commitments		currency translation	Goodwill as at
	January 1,	Impairment	to purchase	Changes in scope	adjustments and	December 31,
(In millions of euros)	2004	losses	minority interests	of consolidation	other	2004
Universal Music Group	€4,114	€(5)	€—	€2	€(356)	€3,755
Vivendi Universal Games	51	—	—	(1)	(21)	29
Canal+ Group	3,558	(18)	21	33	138	3,732
including StudioCanal	58	—	—	4	—	62
SFR	3,987	—	42	—	(4)	4,025
Maroc Telecom	1,161	—	449	14	(12)	1,612
Non core operations	71	—	—	(73)	3	1

Total	€12,942	€(23)	€512	€(25)	€(252)	€13,154

9.3. Impairment of goodwill test
In 2005, as in each year or whenever events or a change in the economic environment indicates a risk of impairment, in accordance with IAS 36, Vivendi Universal has reviewed the value of goodwill balances allocated to its operating units. In the absence of any identified impairment risk, tests were performed by Vivendi Universal based on internal valuations of operating units. The following operating units were tested:
•	Canal+ Group: mainly (i) pay-television in France, encompassing the following operating units: Canal+ S.A., CanalSat, MultiThématiques and MédiaOverseas and (ii) Studio Canal

•	Other operating units: UMG, VUG, SFR, Maroc Telecom
The main assumptions underlying these valuations are presented in the following table. Growth rates applied are those used to prepare three-year budgets and forecasts and, for later years, rates used by the market.
As at December 31, 2005, based on internal valuations, Vivendi Universal management concluded that the recoverable value of the operating units tested significantly exceeded their carrying amount.
Impairment losses in 2005 amounted to €2 million, compared to €23 million in 2004.
Vivendi Universal 2005 Consolidated Financial Statements / 101

The main assumptions underlying the operating unit valuations are as follows:

	2005			2004
			Perpetual			Perpetual
	Method	Discount Rate	Growth Rate	Method	Discount Rate	Growth Rate
Universal Music Group	DCF and guideline companies	8.25%	2.5%	DCF and guideline companies	9.0%	2.2% - 2.5%
Vivendi Universal Games	DCF	11.0% - 12.0%	3.5%	DCF and guideline companies	11.5%	3.5%
Canal+ Group
Pay TV	by reference to the merger of French pay-TV operations signed with TF1 and M6 on January 6, 2006	—	—	DCF and guideline companies	9.0% - 10.0%	2.0% - 2.5%

StudioCanal	DCF	8.0% - 9.0%	2.0% - 2.5%	DCF and guideline companies	9.0% - 10.0%	-8.0%
SFR	DCF and guideline companies	8.00%	2.5%	Guideline companies	—	—
Maroc Telecom	stock market price, DCF and guideline companies	10.50%	2.5%	stock market price	—	—
DCF: Discounted Cash Flows
Guideline companies: stock market multiples and operations
Note 10. Content assets, liabilities and contractual commitments as at December 31, 2005, December 31, 2004 and January 1, 2004
10.1. Content assets as at December 31, 2005, December 31, 2004 and January 1, 2004

	Content	Accumulated
	assets,	amortization and	Content
	gross	impairment losses	assets
December 31, 2005	(In millions of euros)
Music catalogs and publishing rights	€5,350	€(3,361)	€1,989
Advances to artists and repertoire owners	366	—	366
Sport rights	355	—	355
Film and television costs	3,697	(3,188)	509
Games advances	185	(152)	33

Content assets	€9,953	€(6,701)	€3,252

Deduction of current content assets	(983)	193	(790)

Non current content assets	€8,970	€(6,508)	€2,462

	Content	Accumulated
	assets,	amortization and	Content
	gross	impairment losses	assets
December 31, 2004	(In millions of euros)
Music catalogs and publishing rights	€4,694	€(2,784)	€1,910
Advances to artists and repertoire owners	321	—	321
Sport rights	187	—	187
Film and television costs	3,528	(2,972)	556
Games advances	155	(119)	36
Content assets	€8,885	€(5,875)	€3,010
Deduction of current content assets	(729)	150	(579)
Non current content assets	€8,156	€(5,725)	€2,431
Vivendi Universal 2005 Consolidated Financial Statements / 102

	Content	Accumulated
	assets,	amortization and	Content
	gross	impairment losses	assets
January 1, 2004	(In millions of euros)
Music catalogs and publishing rights	€5,058	€(2,792)	€2,266
Advances to artists and repertoire owners	439	—	439
Sport rights	103	—	103
Film and television costs	4,096	(3,433)	663
Games advances	176	(93)	83

Content assets	€9,872	€(6,318)	€3,554

Deduction of current content assets	(704)	121	(583)

Non current content assets	€9,168	€(6,197)	€2,971

Changes in the main content assets during the years ended December 31, 2005 and 2004 were as follows:

	Year Ended December 31,
(In millions of euros)	2005	2004
Opening balance of music catalogs and publishing rights	€1,910	€2,266
Amortization, net	(200)	(232)
Purchases of catalogs	6	99
Divestitures of catalogs	—	(51)
Changes in foreign currency translation adjustments and other	273	(172)

Closing balance of music catalogs and publishing rights	€1,989	€1,910

The music catalogs and publishing rights mainly include intangibles acquired with the Seagram Company Ltd. acquisition in December 2000, recorded on the basis of third-party appraisals of $5,358 million obtained at the time. These valuations were based on discounted expected future cash flows from the entire portfolio of recordings of artists under contract with UMG at the time of the acquisition and recordings of artists no longer under contract, but for which UMG had continuing rights. In 2002 and 2003, the assets were impaired as a result of updated appraisals in the amount of €2,125 million and €270 million, respectively.

	Year Ended December 31,
(In millions of euros)	2005	2004
Opening balance of advances to artists and repertoire owners	€321	€439
Payment of advances	588	535
Recoupment of advances, net	(570)	(669)
Changes in foreign currency translation adjustments and other	27	16

Closing balance of advances to artists and repertoire owners	€366	€321

	Year Ended December 31,
(In millions of euros)	2005	2004
Opening balance of sport rights	€187	€103
Rights acquisition	554	383
Rights accrual	198	161
Consumption of broadcasting rights	(570)	(460)
Other	(14)	—

Closing balance of sport rights	€355	€187

Canal + Group obtained exclusive rights to broadcast the French Professional Soccer League for the seasons 2005 – 2006, 2006 – 2007 and 2007 – 2008. The rights acquired amounted to €1,800 million, i.e. €600 million for each season. They have been recognized as follows:
•	At the acquisition of the rights in December 2004, they were recorded as off balance sheet commitments for €1,800 million.

•	Upon the opening of each League 1 season (July 2005, July 2006 and July 2007, respectively), the rights corresponding to the related opened season are recognized in the statement of financial position, as current content assets (less than 12 months), against current accounts payable owed to the French Professional Soccer League. Therefore, in Vivendi Universal’s financial statements as at July 2005, a €600 million content asset was recorded against accounts payable for the same amount (to which the related VAT was added). At that date, the rights recorded as off balance sheet commitments amounted to €1,200 million and related to the 2006 – 2007 and 2007 – 2008 seasons.
Vivendi Universal 2005 Consolidated Financial Statements / 103

•	The asset is then amortized in cost of revenues, over the broadcasting period, on a pro rata to the games broadcast. As at December 31, 2005, after broadcasting 19 days of League 1, the portion of the rights related to the 2005 – 2006 season amortized amounted to €300 million and the net amount of these rights in content assets was therefore €300 million.

•	Accounts payable are amortized in line with payments to the French Professional Soccer League. As at December 31, 2005, in accordance with the payment schedule, payments relating to the rights to the 2005 – 2006 season amounted to €273 million and the accounts payable balance (including the VAT) was therefore €391 million.

	Year Ended December 31,
(In millions of euros)	2005	2004
Opening balance of film and television costs	€556	€663
Acquisition of coproductions and catalogs	25	49
Coproductions developped internally	—	9
Consumption of coproductions and catalogs	(44)	(120)
Acquisition of film and television rights	567	588
Consumption of film and television rights	(551)	(578)
Other	(44)	(55)

Closing balance of film and television costs	€509	€556

     Additional information on film costs and television programs excluding broadcasting rights:

	December	December	January 1,
(In millions of euros)	31, 2005	31, 2004	2004
Film costs (a) :
Released in theaters, less amortization	€252	€303	€301
Completed, not released	—	—	52
In production	22	33	81

	€274	€336	€434

Costs of television coproductions:
Released, less amortization	5	6	13
In production	1	4	8

	€6	€10	€21

Film and television costs generating income	€280	€346	€455

(a)	Including films produced or acquired before their first release for sale to third parties, as well as television rights catalogs.
At Canal+ Group, based on management total gross revenue estimates as at December 31, 2005, approximately 37% of completed and unamortized film and television costs (excluding amounts allocated to acquired catalogs) are expected to be amortized in 2006, and approximately 83% by December 31, 2008. Amortization of acquired film catalogs recorded for the years ended December 31, 2005 and 2004 was €33 million and €35 million, respectively. As at December 31, 2005, the Company estimated that payments to beneficiaries and guilds of approximately €60 million would be due in 2006.
10.2. Content liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

	December 31,	December 31,	January 1,
(In millions of euros)	2005	2004	2004
Music royalties to artists and repertoire owners	€1,514	€1,348	€1,342
Creative talent and employment agreements	196	160	244

Content liabilities	€1,710	€1,508	€1,586

As at December 31, 2005, liabilities relating to sport rights and film and television rights amounted to €373 million and €135 million respectively.
Content liabilities are recorded in “other non-current liabilities” and in “accounts payable” in the consolidated statement of financial position depending on whether they are current or non-current.
Vivendi Universal 2005 Consolidated Financial Statements / 104

10.3. Contractual content commitments as at December 31, 2005
Commitments given recorded in the Statement of financial position

Commitments given recorded in the	Total as at
consolidated statement of financial position	December	Payments due in
(in millions of euros)	31, 2005	2006	2007	2008	2009	2010	After 2010
Film and television rights (a)	€135	€135	€—	€—	€—	€—	€—
Sport rights (b)	373	358	5	10	—	—	—
Creative talent and employment agreements (c)	196	57	28	16	65	3	27
Total	€704	€550	€33	€26	€65	€3	€27
As at December 31, 2005, the current portion of music royalties to artists and repertoire owners amounted to €1,341 million. The portion of these royalties maturing after 12 months amounted to €173 million.
Off balance sheet commitments given/received

	Total as at							Total as at
Off balance sheet commitments	December	Payments due in						December
(in millions of euros)	31, 2005	2006	2007	2008	2009	2010	After 2010	31, 2004
Film and television rights (a)	€2,320	€795	€337	€237	€156	€138	€657	€2,081
Sport rights	1,377 (b)	309	690	362	13	2	1	1,973
Creative talent and employment agreements (c)	930	418	247	136	53	50	26	830

Total GIVEN	€4,627	€1,522	€1,274	€735	€222	€190	€684	€4,884

Film and television rights (a)	(111)	(82)	(22)	(6)	—	—	(1)	(79)
Sport rights	(48)	(19)	(19)	(10)	—	—	—	—
Creative talent and employment agreements (c)				Not Quantifiable

Total RECEIVED	€(159)	€(101)	€(41)	€(16)	€—	€—	€(1)	€(79)

The amount presented above for off balance sheet commitments given is the minimum amount guaranteed to third parties.
(a)	Including primarily contracts valid over several years relating to the broadcast of future film and TV productions (mainly exclusivity contracts with major U.S. studios and pre-purchases in the French movie industry), StudioCanal film coproduction commitments (given and received) and broadcasting rights of CanalSat and Cyfra+ multichannel digital TV packages. They are recorded as content assets when the broadcast is available for initial release.
(b)	Including €1,200 million in respect of residual rights to broadcast the French Professional Soccer League won by Canal+ Group in December 2004 for the seasons 2006 – 2008. These rights will be recognized in the statement of financial position on the opening of the related sport season or at first payment.
(c)	UMG routinely commits to artists and other parties to pay agreed amounts upon delivery of content or other product (“Creative talent and employment agreements”). Where the artist or other party has not yet delivered, UMG discloses its obligation as an off balance sheet commitment. While the artist or other party is also obligated to deliver content or other product to UMG (these arrangements are generally exclusive), UMG does not report these obligations (or the possible effect of the other party’s failure to deliver) as an offset to its off balance sheet commitments.
Other off balance sheet commitments received
•	VUG granted operating licenses for the massively multiplayer online role playing game World of Warcraft to China The 9 in China and to Softworld in Taiwan. The game was launched in China in June 2005 and in November 2005 in Taiwan. In both cases, VUG has received a guaranteed minimum earning from royalties. In addition, these partners are responsible for local technical aspects, game masters and customer assistance as well as distribution and marketing.

•	Canal+ Group has received commitments from its subscribers estimated at approximately €1,907 million (including VAT) as at December 31, 2005. This estimate reflects the minimum commitments granted by subscribers over the residual life of the contracts (including decoder rental, where appropriate).
Vivendi Universal 2005 Consolidated Financial Statements / 105

Note 11. Other intangible assets as at December 31, 2005, December 31, 2004 and January 1, 2004
11.1. Other intangible assets as at December 31, 2005, December 31, 2004 and January 1, 2004

		Accumulated
	Other intangible	amortization and	Other intangible
	assets, gross	impairment losses	assets
December 31, 2005	(In millions of euros)
Internally developed software (a)	€839	€(483)	€356
Acquired software (b)	1,202	(901)	301
Telecom licenses	988	(158)	830
Trade names (c)	232	(188)	44
Other	898	(492)	406

	€4,159	€(2,222)	€1,937

As at December 31, 2005, Vivendi Universal does not hold any other intangible assets with an indefinite life.

		Accumulated
	Other intangible	amortization and	Other intangible
	assets, gross	impairment losses	assets
December 31, 2004	(In millions of euros)
Internally developed software (a)	€819	€(492)	€327
Acquired software (b)	1,348	(929)	419
Telecom licenses	970	(89)	881
Trade names (c)	202	(151)	51
Other	1,022	(523)	499

	€4,361	€(2,184)	€2,177

		Accumulated
	Other intangible	amortization and	Other intangible
	assets, gross	impairment losses	assets
January 1, 2004	(In millions of euros)
Internally developed software (a)	€703	€(410)	€293
Acquired software (b)	1,199	(782)	417
Telecom licenses	956	(41)	915
Trade names (c)	228	(149)	79
Other	1,405	(747)	658

	€4,491	€(2,129)	€2,362

(a)	Including mainly the cost of internal software developed by SFR and amortized over 4 years.
(b)	Including mainly SFR software amortized over 4 years.
(c)	VUG trade names, amortized on a straight line basis over 10 years.
11.2. Changes in other intangible assets for the years ended December 31, 2005 and 2004

	Year Ended December 31,
(In millions of euros)	2005	2004
Opening balance	€2,177	€2,362
Amortization (a)	(414)	(371)
Impairment losses	(3)	(2)
Acquisitions	254	321
Increase related to internal developments	197	161
Divestitures / Decrease	(24)	(46)
Changes in scope of consolidation (b)	(234)	(33)
Reclassification as an asset held for sale	—	(13)
Changes in foreign currency translation adjustments	19	(13)
Other	(35)	(189)

Closing balance	€1,937	€2,177

Vivendi Universal 2005 Consolidated Financial Statements / 106
(a)	Accounted for in cost of revenues and in selling, general and administrative expenses. In 2005, the amortization charge mainly concerned telecom licenses (SFR: -€38 million, Maroc Telecom: -€25 million), internally developed software (-€101 million) and acquired software (-€144 million).
(b)	In 2005, concerned Cegetel S.A.S. other intangible assets including internally-developed software for €47 million, acquired software for €12 million, telecom licenses for €18 million and user rights and rights of passage for €209 million (please refer to note 2.2 “Combination of Cegetel S.A.S. with Neuf Telecom as at August 22, 2005”).
Note 12. Property, plant and equipment as at December 31, 2005, December 31, 2004 and January 1, 2004
12.1. Property, plant and equipment as at December 31, 2005, December 31, 2004 and January 1,
2004

		Accumulated
	Property, plant and	depreciation and	Property, plant and
	equipment, gross	impairment losses	equipment
December 31, 2005	(In millions of euros)
Land	€297	€(29)	€268
Buildings	1,905	(1,111)	794
Equipment and machinery	5,985	(3,610)	2,375
Construction-in-progress	239	—	239
Other	2,436	(1,781)	655

	€10,862	€(6,531)	€4,331

		Accumulated
	Property, plant and	depreciation and	Property, plant and
	equipment, gross	impairment losses	equipment
December 31, 2004	(In millions of euros)
Land	€362	€(35)	€327
Buildings	1,967	(1,056)	911
Equipment and machinery	6,237	(3,754)	2,483
Construction-in-progress	365	(1)	364
Other	2,319	(1,664)	655

	€11,250	€(6,510)	€4,740

		Accumulated
	Property, plant and	depreciation and	Property, plant and
	equipment, gross	impairment losses	equipment
January 1, 2004	(In millions of euros)
Land	€640	€(64)	€576
Buildings	2,250	(1,178)	1,072
Equipment and machinery	6,261	(3,696)	2,565
Construction-in-progress	502	(9)	493
Other	3,087	(2,188)	899

	€12,740	€(7,135)	€5,605

12.2. Changes in property, plant and equipment for the years ended December 31, 2005 and 2004

	Year Ended December 31,
(In millions of euros)	2005	2004
Opening balance	€4,740	€5,605
Depreciation (a)	(870)	(1,100)
Acquisitions / Increase	1,163	1,051
Divestitures / Decrease	(137)	(521)
Changes in scope of consolidation (b)	(634)	(85)
Reclassification as an asset held for sale	—	(180)
Changes in foreign currency translation adjustments	52	(23)
Other	17	(7)

Closing balance	€4,331	€4,740

Vivendi Universal 2005 Consolidated Financial Statements / 107

(a)	Accounted for in cost of revenues and in selling, general and administrative expenses. In 2005, the depreciation charge mainly concerned buildings (€135 million) and equipment and machinery (€526 million).
(b)	In 2005, concerned Cegetel S.A.S. property, plant and equipment including land for €3 million, buildings for €75 million, equipment and machinery for €438 million and construction-in-progress for €87 million (please refer to note 2.2 “Combination of Cegetel S.A.S. with Neuf Telecom as at August 22, 2005”).
12.3. Property, plant and equipment financed by finance lease contracts

December 31,
(in millions of euros)	2005
Land	€21
Buildings	256
Equipment and machinery	7

Property, plant and equipment financed by finance lease contracts	€284

Property, plant and equipment financed by finance lease contracts mainly included:
•	An office block located in La Défense sold to Philip Morris Capital Corporation (PMCC) in 1998 and leased back to Vivendi Universal under a very long-term lease (30 years) with a net carrying amount of €84 million as at December 31, 2005. The legal documentation provides PMCC with the ability to accelerate the lease if Vivendi Universal sells all or substantially all of its assets in the energy and water sector. In a letter dated November 18, 2003, PMCC advised Vivendi Universal that, pursuant to this clause, it was studying the impact of the sale by Vivendi Universal of 50% of its stake in Veolia Environnement in December 2002 and the grant of call options by Vivendi Universal covering its remaining stake in Veolia Environnement

•	Two buildings in Berlin which were sold in 1996, the sales being coupled with very long-term leases (expiring in 2012 and 2016), with a total net carrying amount of €90 million as at December 31, 2005.
Depreciation charges expensed in 2005 in respect of property, plant and equipment financed by finance lease contracts amounted to €23 million.
Note 13. Property, plant, equipment and intangible assets of telecom operations

	December	December	January
(in millions of euros)	31, 2005	31, 2004	1, 2004
Network equipment (a)	€2,160	€2,479	€2,392
Software (b)	671	649	626
Licenses (b) (c)	574	609	629
Other	440	691	656

Property, plant, equipment and intangible assets of telecom operations at SFR	€3,845	€4,428	€4,303

	December	December	January
(in millions of euros)	31, 2005	31, 2004	1, 2004
Network equipment (a)	€844	€812	€797
Software (b)	82	79	65
Licenses (b) (d)	256	272	286
Other	343	276	288

Property, plant, equipment and intangible assets of telecom operations at Maroc Telecom	€1,525	€1,439	€1,436

(a)	Principally antennas, radio and transmission equipment, switch centers and servers and hardware.

(b)	Recorded as “Other intangible assets”.

(c)	Including for €619 million, the gross value of the UMTS license paid by SFR in September 2001 (20-year license to operate a 3G UMTS mobile telephony service in France). This license is amortized on a straight-line basis since service commencement mid-June 2004 and up to termination (i.e. August 2021).
Vivendi Universal 2005 Consolidated Financial Statements / 108

(d)	Including the gross value of Maroc Telecom’s license valued at €340 million during the purchase price adjustment allocation of the 35% interest in this subsidiary in April 2001. It is amortized on a straight line basis over 15 years.
Note 14. Investments in equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004
14.1. Equity affiliates as at December 31, 2005, December 31, 2004 and January 1, 2004

		Voting Interest			Value of Equity Affiliates
		December	December	January 1,	December	December		January 1,
(In millions of euros)	Note	31,2005	31,2004	2004	31, 2005	31, 2004		2004
NBC Universal / VUE	2.4	20.0%	20.0%	20.0%	€6,419	€5,555	(a)	€1,699	(b)
Neuf Cegetel	2.2	28.2%	—	—	363	—		—
Elektrim Telekomunikacja	2.3	— (c)	49.0%	49.0%	—	—		—
Veolia Environnement	2.5	—	—	20.4%	—	—		—
Sportfive	2.5	—	—	46.4%	—	—		203
UGC	2.5	—	37.8%	37.8%	—	78		61
Other		na*	na*	na*	74	140		133

					€6,856	€5,773		€2,096

na*: not applicable.

(a)	Universal Studios Holding Corp.’s historical stake in VUE and the investment in NBC for €4,929 million.

(b)	Universal Studios Holding Corp.’s stake in VUE.

(c)	Following the acquisition from Ymer of an additional 2% stake in Elektrim Telekomunikacja in December 2005, this affiliate is fully consolidated in Vivendi Universal’s financial statements.
14.2. Changes in value of equity affiliates during the years ended December 31, 2005 and 2004

		Value of Equity					Changes in foreign	Value of Equity
		Affiliates as at	Changes in		Income from		currency translation	Affiliates as at
		December 31,	Scope of		Equity	Dividends	adjustments and	December 31,
(In millions of euros)	Note	2004	Consolidation		Affiliates	Received	other	2005
NBC Universal	2.4	€5,555	€—		€361	€(346)	€849 (a)	€6,419
Neuf Cegetel	2.2	—	413	(b)	(50)	—	—	363
UGC	2.5	78	(80	)(c)	3	—	(1)	—
Other		140	4		12	(9)	(73)	74

		€5,773	€337		€326	€(355)	€775	€6,856

(a)	Including the impact of non-cash adjustments relating to the investment in NBC Universal (€124 million).

(b)	Corresponds to the reclassification of SFR’s 28.19% stake in Cegetel S.A.S. (€176 million), following the combination of Cegetel SAS with Neuf Telecom (please refer to Note 7), and the 28.19% investment in Neuf Telecom (€237 million).

(c)	In December 2005, when the call option was exercised by the family shareholders, Vivendi Universal divested its 37.8% stake in UGC S.A.’s share capital for €89 million (including interest).

							Changes in foreign	Value of Equity
		Value of Equity	Changes in	Income from			currency translation	Affiliates as at
		Affiliates as at	Scope of	Equity		Dividends	adjustments and	December 31,
(In millions of euros)	Note	January 1, 2004	Consolidation	Affiliates		Received	other	2004
NBC Universal / VUE	2.4	€1,699	€4,828	€205		€(151)	€(1,026)	€5,555
Veolia Environnement	2.5	—	—	—		—	—	—
Sportfive	2.5	203	(211)	8		—	—	—
UGC	2.5	61	—	16		—	1	78
Other		133	24	15		(3)	(29)	140

		€2,096	€4,641	€244	(a)	€(154)	€(1,054)	€5,773

Vivendi Universal 2005 Consolidated Financial Statements / 109

(a)	Excluding the 28.2% share in earnings of Cegetel S.A.S., a discontinued operation, included in “Income from equity affiliates” in the Consolidated statement of earnings (please refer to note 7 “Discontinued operations and assets held for sale in 2005 and 2004”).
14.3. Financial information relating to equity affiliates as at December 31, 2005 and December 31, 2004
The following condensed information relating to equity affiliates correspond to Vivendi Universal’s equity in the unaudited stand-alone financial statements of these affiliates.

	December 31, 2005
			Elektrim
		Neuf Cegetel	Telekomunikacja
(In millions of euros)	NBC Universal	(a)	(b)	Other	Total
Vivendi Universal’s ownership interests	18.47%	15.79%	49.00%	na*	na*

Revenues	2,089	436	—	124	2,649
Earnings from operations	464	(26)	(4)	10	444
Earnings	338	(28)	(11)	6	305

Total assets	4,951	603	na*	92	5,646

Total liabilities	1,446	452	na*	63	1,961

	December 31, 2004
		Veolia
	NBC Universal	Environnement	Elektrim
(In millions of euros)	(c)	(d)	Telekomunikacja	Other	Total
Vivendi Universal’s ownership interests	18.47%	20.40%	49.00%	na*	na*

Revenues	1,503	4,590	—	318	6,411
Earnings from operations	285	302	(13)	14	588
Earnings	177	108	75	25	385

Total assets	4,788	na*	8	353	5,149

Total liabilities	1,562	na*	337	221	2,120

na*: not applicable.

(a)	Company equity accounted from August 22, 2005.

(b)	Company consolidated, with a 51% ownership interest, from December 12, 2005. Please refer to note 2.3 “Acquisition of an additional 2% stake in Elektrim Telekomunikacja (Telco) on December 12, 2005”.

(c)	Company equity accounted from May 12, 2004.

(d)	Company equity accounted up to December 9, 2004.
Vivendi Universal 2005 Consolidated Financial Statements / 110

Note 15. Financial assets as at December 31, 2005, December 31, 2004 and January 1, 2004

		December		December 31,		January 1,
(In millions of euros)	Note	31, 2005		2004		2004
Available-for-sale securities	15.1	€1,706		€1,854		€1,207
Derivative financial instruments	15.2	29		257		143
Other		91	(a)	5		7

Financial assets at fair value		1,826		2,116		1,357

Advances to equity affiliates	14	10		379	(b)	345	(b)
Cash deposits backing borrowings	15.3	61		59		230
Other financial receivables		193		209		182
Other	15.4	1,807		1,186		1,742

Financial assets at cost or at amortized cost		2,071		1,833		2,499

Financial assets		€3,897		€3,949		€3,856

Deduction of short-term financial assets		(114)		(162)		(94)

Non current financial assets		€3,783		€3,787		€3,762

(a)	Including interests in the LBI Fund for €87 million (please refer to note 2.3 “Acquisition by Vivendi Universal of an additional 2% stake in Elektrim Telekomunikacja (Telco) on December 12, 2005).

(b)	Shareholder advances granted to Elektrim Telekomunikacja by Vivendi Universal and VTI.
15.1. Changes in available-for-sale securities during the years ended December 31, 2005 and 2004

						Changes in foreign
						currency translation
		December 31,	Changes in	Acquisition /		adjustments and	December 31,
(In millions of euros)	Note	2004	value	divestiture		other	2005
Veolia Environnement shares		€573	€250	€—		€—	€823
DuPont shares		592	(86)	—		84	590
Sogecable shares hedging the exchangeable bonds (a)	23	671	14	(403	) (b)	—	282
Other		18	(8)	—		1	11

Available-for-sale securities		€1,854	€170	€(403)		€85	€1,706

(a)	As at December 31, 2005, including 8.3 million Sogecable shares (compared to 14.7 million as at December 31, 2004) that were subject to a loan. At the time of the issuance, Vivendi Universal committed to lend a maximum of 20 million Sogecable shares to the financial institution acting as a bookrunner for the bond issue.

(b)	In November and December 2005, Vivendi Universal divested 12.5 million Sogecable shares to bondholders.

				Changes in foreign
				currency translation
	January 1,	Changes in	Acquisition /	adjustments and	December 31,
(In millions of euros)	2004	value	divestiture	other	2004
Veolia Environnement shares	€—	€573	€—	€—	€573
DuPont shares	606	42	—	(56)	592
Sogecable shares hedging the exchangeable bonds	568	103	—	—	671
Other	33	7	(21)	(1)	18

Available-for-sale securities	€1,207	€725	€(21)	€(57)	€1,854

Vivendi Universal 2005 Consolidated Financial Statements / 111

15.2. Changes in derivative financial instruments during the years ended December 31, 2005 and 2004

					Changes in foreign
					currency translation
	December	Changes in	Acquisition /		adjustments and	December 31,
(In millions of euros)	31, 2004	value	divestiture		other	2005
Collar option on Veolia Environnement shares (a)	€93	€—	€(93)		€—	€—
Call options on Vinci shares hedging the exchangeable bonds	72	—	(72	) (b)	—	—
Foreign currency hedging swaps	32	(19)	—		—	13
Interest rate swaps	42	(32)	—		—	10
Other	18	(12)	—		—	6

Derivative financial instruments	€257	€(63)	€(165)		€—	€29

(a)	Pursuant to the sale of 15% of the share capital of Veolia Environnement in December 2004, Vivendi Universal and the Société Générale set up a derivative structure comprising a notional commitment covering 5% of the share capital of Veolia Environnement and enabling Vivendi Universal to benefit over a 3-year period from any increase in the share price of Veolia Environnement above €23.91. This derivative structure was terminated early in October 2005. Due to an increase in the share price of Veolia Environnement above the collar trigger price set in December 2004, the unwinding of this instrument gave rise to the recognition in 2005 of financial income of €115 million, definitively acquired by Vivendi Universal, equal to the gross income from the transaction (€208 million after commission) less the value of the collar as at January 1, 2005 (€93 million).

(b)	These options were unwound at the same time as the early redemption of the bonds exchangeable for Vinci shares which occurred in March 2005.

				Changes in foreign
				currency translation
	January 1,	Changes in	Acquisition /	adjustments and	December 31,
(In millions of euros)	2004	value	divestiture	other	2004
Collar option on Veolia Environnement shares	€—	€25	€68	€—	€93
Call options on Vinci shares hedging the exchangeable bonds	16	56	—	—	72
Foreign currency hedging swaps	66	(34)	—	—	32
Interest rate swaps	48	(6)	—	—	42
Other	13	5	—	—	18

Derivative financial instruments	€143	€46	€68	€—	€257

15.3. Cash deposits backing borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004

		December 31,	December 31,	January 1,
(In millions of euros)	Note	2005	2004	2004
Cash deposit hedging Universal Studios’insurance against damages (a)	24	€—	€—	€141
Cash deposits backing finance leases		61	59	89

Cash deposits backing borrowings		€61	€59	€230

(a)	The transaction was unwound on January 13, 2004.
Vivendi Universal 2005 Consolidated Financial Statements / 112

15.4.	Other financial assets at cost or at amortized cost as at December 31, 2005, December 31, 2004 and January 1, 2004

		December 31,	December 31,	January 1,
(In millions of euros)	Note	2005	2004	2004
Deposits related to Qualified Technological Equipment operations (a)	16.4	€807	€865	€886
Bonds issued by Neuf Telecom	2.2	180	—	—
PTC shares held by Telco and Carcom	2.3	531	—	—
Other unconsolidated interests		151	104	440
Other		138	217	416

Other financial assets at cost or at amortized cost		€1,807	€1,186	€1,742

(a)	Cash deposits assuring the pre-financing of agreement arrangement commission for Qualified Technological Equipment (QTE) operations set up in 1999 and 2001 by SFR.
Note 16. Other changes in net working capital as at December 31, 2005, December 31, 2004 and January 1, 2004
16.1. Changes in net working capital during the years ended December 31, 2005 and 2004

		Net cash		Changes in foreign
	As at	provided by	Changes in	currency translation		As at
	December 31,	operating	Scope of	adjustments and		December
(In millions of euros)	2004	activities	Consolidation	other		31, 2005
Inventories	€315	€48	€28	€(16)		€375
Trade accounts receivable and other	4,528	300	(401)	104		4,531

Working capital assets	€4,843	€348	€(373)	€88		€4,906

Trade accounts payable and other	8,187	739	(546)	357		8,737
Other non current liabilities	1,955	(225)	(343)	(45)		1,342

Working capital liabilities	€10,142	€514	€(889)	€312		€10,079

Net working capital	€(5,299)	€(166)	€516	€(224	) (a)	€(5,173)

(a)	Including -€233 million in respect of changes in foreign currency translation adjustments.

		Net cash		Changes in foreign
		provided by	Changes in	currency translation	As at
	As at January	operating	Scope of	adjustments and	December
(In millions of euros)	1, 2004	activities	Consolidation	other	31, 2004
Inventories	364	(22)	(26)	(1)	315
Trade accounts receivable and other	5,126	(105)	(281)	(212)	4,528

Working capital assets	€5,490	€(127)	€(307)	€(213)	€4,843

Trade accounts payable and other	8,653	(165)	(553)	252	8,187
Other non current liabilities	1,771	152	(25)	57	1,955

Working capital liabilities	€10,424	€(13)	€(578)	€309	€10,142

Net working capital	€(4,934)	€(114)	€271	€(522)	€(5,299)

Vivendi Universal 2005 Consolidated Financial Statements / 113

16.2. Trade accounts receivable and other as at December 31, 2005, December 31, 2004 and January 1, 2004

	December 31,	December 31,	January 1,
(In millions of euros)	2005	2004	2004
Trade accounts receivable	€4,188	€4,431	€4,679
Trade accounts receivable write-offs	(788)	(847)	(834)

Trade accounts receivable, net	€3,400	€3,584	€3,845

Other	1,131	944	1,281
Including
VAT to be received	635	546	563
Social costs and other taxes	33	20	106
Prepaid charges	167	156	190

Trade accounts receivable and other	€4,531	€4,528	€5,126

16.3.	Trade accounts payable and other as at December 31, 2005, December 31, 2004 and January 1, 2004

	December 31,	December 31,	January 1,
(In millions of euros)	2005	2004	2004
Trade accounts payable	€4,766	€3,326	€3,774
Other	3,971	4,861	4,879
Including
VAT	588	584	634
Social costs and other taxes	408	313	252

Trade accounts payable and other	€8,737	€8,187	€8,653

16.4. Other non-current liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

		December	December	January 1,
(In millions of euros)	Note	31, 2005	31, 2004	2004
Advance lease payments in respect of Qualified Technological Equipment operations	15.4	€840	€906	€931
Net cost of dividends on the VUE Class B preferred interests	2.4	—	244	—
Non current content liabilities	10.2	255	286	350
Accrued compensation and other benefits		—	95	115
Other		247	424	375

		€1,342	€1,955	€1,771

Note 17. Cash and cash equivalents as at December 31, 2005, December 31, 2004 and January 1, 2004

	December 31,	December 31,	January 1,
(In millions of euros)	2005	2004	2004
Cash	€517	€1,140	€1,259
Cash equivalents	2,385	2,019	1,467

Cash and cash equivalents	€2,902	€3,159	€2,726

As at December 31, 2005, cash equivalents comprised UCITS (€1,748 million), certificates of deposit (€100 million) and term deposits (€537 million).
Vivendi Universal 2005 Consolidated Financial Statements / 114

Note 18. Information on the share capital as at December 31, 2005, December 31, 2004 and January 1, 2004
18.1.	Number of common shares and voting rights outstanding as at December 31, 2005, December 31, 2004 and January 1, 2004

	December 31,	December 31,	January 1,
(In thousands)	2005	2004	2004
Common shares outstanding (nominal value : €5.5 per share)	1,153,477	1,072,624	1,071,519
Treasury shares (a)	(2,499)	(570)	(80)

Voting rights	1,150,978	1,072,054	1,071,439

(a)	Treasury shares were mainly held to hedge certain stock purchase options granted to management and employees. In 2005, Vivendi Universal acquired a net amount of approximately 1.9 million shares for €44 million, recorded against equity.
18.2. Compound financial instruments as at December 31, 2005, December 31, 2004 and January 1, 2004

	ORA (November 25, 2005) (a)			OCEANE (January 2, 2004) (b)
	December 31,	December 31,	January 1,	December 31,	December 31,	January 1,
(In millions of euros)	2005	2004	2004	2005	2004	2004
Statement of financial position
Capital stock	€433	€—	€—	€—	€—	€—
Additional paid-in capital	567	1,000	1,000	204	204	204
Reserves (prepaid interest)	(156)	(156)	(156)	—	—	—
Reserves (equity component)	—	—	—	(204)	(204)	(204)

Equity	844	844	844	—	—	—

Current portion of long term borrowings	—	—	—	—	—	1,699

Borrowings and other financial liabilities	€—	€—	€—	€—	€—	€1,699

(a)	In November 2002, Vivendi Universal issued 78,678,206 notes for a total amount of €1 billion redeemable in Vivendi Universal new shares on November 25, 2005 at a rate of one share for one note. The notes bear interest at 8.25% per annum. Due to the advance payment of interest in full on issue (i.e. €233 million), the liability component is nil. As such, the nominal value (€1,000 million) was recognized in Additional paid-in capital and residual issue costs and prepaid interest were deducted from reserves. The redemption of these notes occurred on November 25, 2005 and led to the issuance of 78,672,415 new Vivendi Universal shares. The related share capital increase amounted to €433 million.

(b)	In January 1999, Vivendi Universal issued convertible or exchangeable bonds (OCEANE). As at January 1, 2004 the equity component of the OCEANE bonds (€204 million) was presented in Additional paid-in capital, offset through reserves. The liability component of €1,699 million represented the amount redeemed in cash on January 2, 2004.
18.3. 2005 Dividends
On February 21, 2005, date of the Management Board meeting which approved Vivendi Universal’s Consolidated Financial Statements and the appropriation of earnings, Vivendi Universal’s Management Board decided to propose to shareholders the distribution of a dividend of €1 per share, corresponding to a total distribution of €1,146.6 million. This proposal was approved by the Supervisory Board at its meeting of February 28, 2006.
Vivendi Universal 2005 Consolidated Financial Statements / 115

Note 19. Share-based compensation for the years ended December 31, 2005 and 2004
19.1.	Impact on earnings before minority interests of share-based compensation for the years ended December 31, 2005 and 2004

		Year Ended December 31,
(In millions of euros)	Note	2005	2004
Employee stock option plans	19.2	€48	€91
Vivendi Universal employee stock purchase plans	19.3	7	2
Maroc Telecom employee stock purchase plans	19.3	—	4

Share-based compensation (a)		€55	€97

(a)	Including the compensation relating to employees of discontinued operations for €5 million and €33 million in 2005 and 2004, respectively.
19.2. Employee stock option plans
Since its creation through the Seagram Company Ltd. acquisition on December 8, 2000, Vivendi Universal adopted several stock option purchase plans (until 2002) and subscription plans under which options may be granted to employees to purchase Vivendi Universal common shares. For the most common plans, one-third of the outstanding options vest annually at the end of each of three years from the grant date. Two-thirds of the outstanding options become exercisable at the beginning of the third year from the grant date; the remaining one third becomes exercisable at the beginning of the fourth year from the grant date.
19.2.1 Stock option plans
Vivendi Universal uses a binomial model to value the personnel cost corresponding to the options granted. The characteristics and assumptions used to value the options granted in 2005, 2004, 2003, 2002 and 2001 were as follows:

	Subscription plans
	2005		2004	2003			2002
Grant date	June 28	April 26	May 21	December 9	May 28	January 29	October 10
Options strike price	€25.13	€23.64	€20.67	€19.07	€14.40	€15.90	€12.10
Maturity (in years)	10	10	10	10	10	8	8
Number of options initially granted	39,000	9,071,000	9,279,600	1,015,000	11,299,000	1,660,000	3,619,300

Options strike price at grant date	€25.50	€23.72	€20.15	€18.85	€15.67	€15.20	€10.98
Expected dividend	€0.80	€0.80	€0.60	€0.60	€0.60	€0.60	€—
Expected volatility (*)	17.00%	17.00%	20.00%	20.00%	20.00%	20.00%	60.00%
Risk-free interest rate	3.17%	3.48%	4.35%	3.90%	3.90%	3.90%	5.00%
Expected dividend yield	3.14%	3.37%	2.98%	3.18%	3.83%	3.95%	0.00%
Fair value of the granted options	€4.76	€4.33	€4.78	€4.21	€3.65	€2.64	€7.25

	Purchase plans
	2002				2001
Grant date	May 29	April 24	March 20	January 24	October 10	October 10	April 24	March 9
Options strike price	€33.75	€37.83	€43.35	€53.38	€57.18	€46.87	€73.42	€67.83
Maturity (in years)	8	8	8	8	8	8	8	8
Number of options initially granted	95,000	604,000	200,000	1,456,392	665,210	14,632,293	11,000	129,500

Options strike price at grant date	€33.75	€38.90	€44.75	€53.60	€48.20	€48.20	€75.50	€69.75
Expected dividend	€—	€—	€—	€—	€0.55	€0.55	€0.55	€0.55
Expected volatility (*)	60.00%	60.00%	60.00%	60.00%	35.00%	35.00%	35.00%	35.00%
Risk-free interest rate	5.00%	5.00%	5.00%	5.00%	4.90%	4.90%	4.90%	4.90%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%	1.14%	1.14%	0.73%	0.79%
Fair value of the granted options	€22.87	€26.57	€16.38	€36.36	€18.69	€21.51	€35.24	€32.34

(*)	Volatility is a measure of the amount by which the return on a financial asset is expected to vary over time. The Vivendi Universal share was subject to extremely high volatility during the period preceding that in which the stock option plans were valued (1999 — 2002). As such, Vivendi Universal has limited relevant statistical data on which to base estimates of future volatility for the purpose of valuing its stock option plans in accordance with IFRS 2. Vivendi Universal has therefore valued its stock options using the implicit volatility rate for short-term securities.
Vivendi Universal 2005 Consolidated Financial Statements / 116

This deferred compensation is amortized to earnings over the vesting period. Amortization is not straight-line, as entitlement is vested under the plan by one-third blocks over three years. The expense is, therefore, amortized in accordance with the following spread rates:
•	Rate applicable in year 1 of the plan: 100% of the first block (fully vested in the first year) + 50% of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 61.11%;

•	Rate applicable in year 2 of the plan: second half of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 27.78%;

•	Rate applicable in year 3 of the plan: final third of the third block (vested over 3 years), that is 11.11%.
Other plans
Prior to the Seagram Company Ltd. acquisition, both Vivendi and Canal+ had adopted various stock options plans under which options were granted to employees to purchase common shares at strike prices below the fair market value of the shares on the dates of grant. On December 8, 2000, outstanding options under the Canal+ option plans were converted to or replaced by Vivendi Universal stock option plans. On this date, the plans were modified so that the options vest in the same way as the new options of the most common plans of Vivendi Universal, described above. On December 8, 2000, 39,999,747 Seagram stock options were also converted into 32,061,549 Vivendi Universal stock options on ADS (American Depositary Shares). The fair value of the stock options on ADS acquired on December 8, 2000 was recorded in addition to the purchase price.
For one exceptional performance-related plan, the “outperformance” plan granted on December 8, 2000, outstanding options vest after six years, although could be accelerated after three years based on the performance of the Vivendi Universal common share versus a composite of the Morgan Stanley Capital International (MSCI) Media and Dow Jones Stoxx media indices. In any case, outstanding options expire before the tenth year following the date of grant.
In 2001 and 2002, Vivendi Universal granted stock options to the employees of companies it acquired in order to replace their existing stock option plans. The largest of these companies are InterActiveCorp. (stock options on ADS) and MP3.Com (stock options on ADS). The fair value of the stock options was recorded in addition to the purchase price.
19.2.2 Information on outstanding plans
Transactions involving stock option and stock option on ADS since January 1, 2004 are summarized as follows:

	Stock Options on Ordinary Shares		Stock Options on ADS
		Weighted Average	Number of	Weighted
	Number of	Strike Price of Stock	Stock Options	Average Strike
	Stock Options	Options	on ADS	Price of ADS
	Outstanding	Outstanding	Outstanding	Options Outstanding
		(in euros)		(in U.S. dollars)
Balance as at January 1, 2004	57,822,758	€48.9	44,550,119	$48.4
Granted	8,267,200	20.7	1,684,280	36.2
Adjusted	—	—	177	64.4
Exercised	(1,674,669)	19.6	(2,929,000)	18.7
Forfeited	(4,741,765)	36.5	(1,057,479)	36.8
Cancelled	(1,488,466)	56.2	(1,930,571)	64.1

Balance as at December 31, 2004	58,185,058	€46.5	40,317,526	$49.6
Granted	7,284,600	23.6	1,825,400	28.9
Exercised	(465,656)	13.7	(965,077)	18.1
Forfeited	(1,222,167)	85.3	(2,414,192)	38.7
Cancelled	(1,083,840)	30.0	(860,046)	38.1

Balance as at December 31, 2005	62,697,995	€44.7	37,903,611	$50.3

Exercisable as at December 31, 2005	40,910,022 (a)	€53.3	33,789,143 (a)	$51.6

(a)	Amount of stock options exercisable is calculated on the basis of purchase and subscription plans outstanding as at December 31, 2005, excluding exceptional performance-related plans.
Vivendi Universal 2005 Consolidated Financial Statements / 117

     The following table summarizes information concerning stock options on ordinary shares and stock options on ADS outstanding and vested as at December 31, 2005:

Range of Strike	Number	Weighted	Weighted Average	Number	Weighted
Prices	Outstanding	Average Strike	Remaining	Vested	Average Strike
		Price	Contractual Life		Price
		(in euros)	(in years)		(in euros)
Stock options on ordinary shares in euros
Under €20	13,942,324	€14.3	6.7	10,659,484	€14.2
€20 - €30	15,019,259	22.1	8.8	3,659,707	21.0
€30 - €40	368,724	35.9	1.6	368,724	35.9
€40 - €50	9,168,394	47.4	3.0	9,168,394	47.4
€50 - €60	771,926	56.1	3.7	566,258	57.1
€60 - €70	5,431,688	62.3	1.5	5,431,688	62.3
€70 - €80	12,619,354	74.0	2.2	12,619,354	74.0
€80 and more	5,376,326	94.6	2.7	5,376,326	94.6

	62,697,995	€44.7	4.9	47,849,935	€52.0

Stock options on ADS in U.S. dollars		(in U.S. dollars)	(in years)		(in U.S. dollars)
Under $20	2,047,534	$14.9	5.6	1,909,179	$14.8
$20 - $30	2,450,195	24.8	6.8	1,798,352	25.0
$30 - $40	2,405,379	31.7	8.0	637,979	34.7
$40 - $50	15,086,715	44.1	2.5	15,086,715	44.1
$50 - $60	3,130,177	57.9	3.0	3,130,177	57.9
$60 - $70	6,964,478	65.7	3.0	6,964,478	65.7
$70 - $80	5,803,492	74.0	4.0	5,803,492	74.0
$80 and more	15,641	196.0	4.1	15,641	196.0

	37,903,611	$50.3	3.7	35,346,013	$51.8

19.3. Employee stock purchase plans
Shares sold to employees and retirees through the employee stock purchase plans (excluding Maroc Telecom employees) in 2005 and 2004 were as follows:

	Year Ended December 31,
	2005	2004
Subscription price	€19.46	€18.20
Share price at grant date	€24.21	€20.90
Number of shares subscribed (a)	1,399,097	831,171
Amount subscribed (in millions of euros)	27	15

(a)	Including 286,675 and 89,951 shares subscribed by Cegetel S.A.S. employees in 2005 and 2004, respectively. The related expenses, i.e. €1.4 million in 2005 and €0.2 million in 2004 were recorded in earnings from discontinued operations.
The related expense was recorded at the subscription date. It represents the discount granted to employees and retirees, equal to the difference between the subscription price of the shares and the share price on the day of grant. The subscription price is set 20% below the average market price of Vivendi Universal shares over the 20 business days preceding the date of authorization by the Management Board and the Supervisory Board.
In 2004, as part of Maroc Telecom’s initial public offering on December 13, employees subscribed to 4,164,516 shares with a 15% discount on the public subscription price, i.e. 58.01 dirham, subject to a 3-year lock-up on divestitures. The compensation expense recorded was €4 million.
In addition, Vivendi Universal set up, in June 2000, a leveraged stock purchase plan named “Pegasus”, available exclusively to employees of non-French subsidiaries. At the end of a five-year period, the employees were guaranteed to receive the maximum of either their personal contribution plus 6 times the performance of the Vivendi Universal share or their personal contribution plus interest of 5% per year compounded annually. The risk carried by Vivendi Universal was hedged by Société Générale through a trust based in Jersey. This plan matured in June 2005.
Vivendi Universal 2005 Consolidated Financial Statements/118

Note 20. Provisions as at December 31, 2005, December 31, 2004 and January 1, 2004

		Balance as at	Balance as at			Reversal and	Changes in scope	Balance as at
	Note	January 1,	December			changes in	of consolidation	December
(In millions of euros)		2004	31, 2004	Addition	Utilization	estimates	and other	31, 2005
Employee benefit plans	21	€885	€691	€47	€(124)	€(10)	€120	€724
Financial risks		132	103	18	(6)	—	(61)	54
Litigations	30	398	368	84	(126)	(51)	6	281
Restructuring costs	22	167	124	27	(81)	(3)	6	73
Warranties and customer care		65	56	2	(20)	(11)	13	40
Other		571	576	249	(207)	(57)	65	626

Provisions		€2,218	€1,918	€427	€(564)	€(132)	€149	€1,798

Deduction of current provisions		(355)	(357)	(214)	217	55	(279)	(578)

Non current provisions		€1,863	€1,561	€213	€(347)	€(77)	€(130)	€1,220

Note 21.	Employee benefits as at December 31, 2005 and December 31, 2004

21.1.	Analysis of the expense related to employee benefit plans for the years ended December 31, 2005 and 2004
The following table provides the cost of employee benefit plans excluding its financial component. The total cost of defined benefit plans is disclosed in note 21.2.2, hereunder.

		Year Ended December 31,
(In millions of euros)	Note	2005	2004
Retirement pensions through defined contribution plans		€69	€34
Retirement pensions through defined benefit plans	21.2	23	14
including pension benefits		23	13
including postretirement benefits		—	1

Employee benefit plans		€92	€48

21.2. Retirement pensions through defined benefit plans
21.2.1	Assumptions used in the evaluation and sensitivity analysis
The weighted average rates and assumptions used in accounting for these plans for the years ended December 31, 2005 and 2004 were:

	Pension Benefits		Postretirement Benefits
	2005	2004	2005	2004
Discount rate	4.9%	5.1%	5.2%	5.3%
Expected return on plan assets	4.7%	6.4%	na*	na*
Rate of compensation increase	3.8%	3.8%	3.4%	3.6%
Expected residual active life (in years)	13.2	12.9	11.0	11.7

*	na: not applicable.
Discount rates applied were determined by reference to returns received on treasury notes and notes issued by first class companies, with maturities identical to that of the plans valued. A 50 point increase in the 2005 discount rate would generate an increase of €2 million in the pre-tax expense. A 50 point decrease would have had no significant impact on the 2005 expense.
Expected returns on plan assets were determined taking into account, for each country where Vivendi Universal has plan assets, the structure of the asset portfolio and the expected rates of return for each of the components. A 50 point increase (or decrease) in the expected return on plan assets for 2005 would generate a decrease of €4 million in the pre-tax expense (or an increase of €4 million).
The assumptions used in accounting for the pension benefits, by country, were as follows:
Vivendi Universal 2005 Consolidated Financial Statements/119

	U.S.		U.K.		Germany		France
	2005	2004	2005	2004	2005	2004	2005	2004
Discount rate	5.3%	5.5%	4.9%	5.3%	4.2%	4.4%	4.2%	4.5%
Expected return on plan assets	5.5%	7.5%	4.5%	6.0%	na*	na*	3.9%	5.0%
Rate of compensation increase	4.0%	4.0%	4.3%	4.3%	3.5%	3.5%	3.4%	3.3%

*	na: not applicable.
The assumptions used in accounting for the postretirement benefits, by country, were as follows:

	U.S.		Canada
	2005	2004	2005	2004
Discount rate	5.3%	5.3%	5.0%	5.5%
Expected return on plan assets	na*	na*	na*	na*
Rate of compensation increase	4.0%	4.0%	na*	na*

*	na: not applicable.
Investment policy ranges for each major plan asset category were as follows:

	Minimum	Maximum
Equity securities	33%	52%
Real estate	0%	1%
Debt securities	42%	62%
Cash	6%	7%
Vivendi Universal’s pension plan asset mix by asset category as at December 31, 2005 and 2004 was as follows:

	December 31,
	2005	2004
Equity securities	43.0%	46.4%
Real estate	0.4%	0.3%
Debt securities	50.5%	47.0%
Cash	6.1%	6.3%

Total	100.0%	100.0%

These assets do not include occupied building or assets used by Vivendi Universal, or Vivendi Universal shares or debt instruments.
For post-retirement benefit measurement purposes, Vivendi Universal assumed a slow-down in growth in the per capita cost of covered health care benefits (the health care cost annual trend rate) from 9.7% in the pre-age 65 and post-age 65 categories in 2005, down to 4.4% in the pre-age 65 and post-age 65 categories by 2012. In 2005, a one-percentage-point increase in the annual trend rate would have increased the post-retirement obligation by €12 million and the pre-tax expense by less than €1 million; conversely, a one-percentage-point decrease in the annual trend rate would have decreased the post-retirement benefit obligation by €11 million and the pre-tax expense by less than €1 million.
21.2.2 Analysis of the expense recorded for the years ended December 31, 2005 and 2004

	Pension Benefits		Postretirement Benefits
	Year Ended December 31,
(In millions of euros)	2005	2004	2005	2004
Current service cost	€15	€27	€—	€1
Amortization of actuarial (gains) losses	1	6	—	—
Amortization of past service costs	2	1	—	—
Effect of curtailments/settlements	5	(21)	—	—
Adjustments related to asset cap	—	—	—	—

Impact on selling, administrative and general expenses	23	13	—	1

Interest cost	64	72	11	11
Expected return on plan assets	(40)	(46)	—	—

Impact on other financial charges and income	24	26	11	11

Net benefit cost	€47	€39	€11	€12

Vivendi Universal 2005 Consolidated Financial Statements/120

21.2.3	Analysis of net benefit obligations with respect to pensions and postretirement benefits as at December 31, 2005 and December 31, 2004
The measurement date used for determining the information included in the pension disclosure is December 31 of the fiscal year. The following tables present changes in the value of the benefit obligations, the fair value of plan assets, the funded status and the net provision recorded in the statement of financial provision for the years ended December 31, 2005 and 2004:

	Pension Benefits		Postretirement Benefits
(In millions of euros)	2005	2004	2005	2004
Changes in benefit obligation
Benefit obligation at the beginning of the year	€1,276	€1,439	€201	€206
Current service cost	15	27	—	1
Interest cost	64	72	11	11
Contributions by plan participants	1	1	1	—
Business combinations	—	—	—	9
Divestitures	(4)	—	—	—
Curtailments	(4)	(22)	(1)	—
Settlements	(64)	(126)	—	—
Transfers	—	2	—	—
Plan amendments	7	1	(18)	—
Experience differential	(4)	(4)	(4)	(3)
Actuarial (gains) losses related to changes in actuarial assumptions	65	62	—	11
Benefits paid	(90)	(132)	(19)	(16)
Special termination benefits	5	11	—	—
Other (foreign currency translation adjustments)	109	(55)	29	(18)

Benefit obligation at the end of the year	€1,376	€1,276	€200	€201

Including wholly or partly funded benefits	1,049	921	—	-
Including wholly unfunded benefits (a)	327	355	200	201

Changes in fair value of plan assets
Fair value of plan assets at the beginning of the year	685	769	—	—
Expected return on plan assets (b)	40	46	—	—
Actuarial (gains) losses related to changes in actuarial assumptions (b)	9	6	—	—
Contributions by employers	152	131	18	16
Contributions by plan participants	1	1	1	—
Business combinations	—	—	—	—
Divestitures	—	—	—	—
Settlements	(59)	(107)	—	—
Transfers	3	1	—	—
Benefits paid	(90)	(132)	(19)	(16)
Other (foreign currency translation adjustments)	65	(30)	—	—

Fair value of plan assets at the end of the year	€806	€685	€—	€—

Funded status
Underfunded obligation	(570)	(591)	(200)	(201)
Unrecognized actuarial (gains) losses	92	50	(16)	7
Unrecognized past service cost	5	—	—	—

Net (provision) asset recorded in the statement of financial position	€(473)	€(541)	€(216)	€(194)

Including asset	35	28	—	-
Including provisions for employee benefit plans	(508)	(569)	(216)	(194)

(a)	Certain pension plans, in line with local laws and local practice, are not covered by pension funds. As at December 31, 2005, they principally comprise additional pension plans in the U.S. and pension plans in Germany.

(b)	The sum of the expected return on plan assets with actuarial (gains) losses related to changes in actuarial assumptions corresponds to the actual return on plan assets.
In 2005, the benefits paid and settlements amounted to €149 million with respect to pension, of which €71 million paid by pension plans, and to €19 million with respect to post retirement benefits.
Vivendi Universal 2005 Consolidated Financial Statements/121

The benefit obligation and the fair value of plan assets by country for the years ended December 31, 2005 and 2004 were as follows:

	Pension Benefits		Postretirement Benefits
	December 31,
(In millions of euros)	2005	2004	2005	2004
Benefit obligations
U.S. companies	€633	€567	€177	€183
U.K. companies	457	400	—	—
French companies	69	62	—	—
Other	217	247	23	18

	€1,376	€1,276	€200	€201

Fair value of plan assets
U.S. companies	341	292	—	—
U.K. companies	337	289	—	—
French companies	40	32	—	—
Other	88	72	—	—

	€806	€685	€—	€—

The total accumulated benefit obligation was €1,306 million and €1,214 million as at December 31, 2005 and 2004, respectively, including €314 million and €341 million, respectively, with respect to obligations not covered by pension funds.
The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans where accumulated benefit obligations exceed plan assets are shown in detail in the table hereunder:

	December 31,
(In millions of euros)	2005	2004
U.S. companies
Accumulated benefit obligation excluding wage increase	€632	€566
Projected benefit obligation	633	567
Plan assets at fair value	341	292

U.K. companies
Accumulated benefit obligation excluding wage increase	€421	€299
Projected benefit obligation	457	303
Plan assets at fair value	337	218

French companies
Accumulated benefit obligation excluding wage increase	€26	€34
Projected benefit obligation	36	43
Plan assets at fair value	5	11

Other companies
Accumulated benefit obligation excluding wage increase	€147	€188
Projected benefit obligation	152	196
Plan assets at fair value	—	1

Total
Accumulated benefit obligation excluding wage increase	€1,226	€1,087
Projected benefit obligation	€1,278	€1,109
Plan assets at fair value	€683	€522
Vivendi Universal 2005 Consolidated Financial Statements/122

21.2.4 Additional information on pension benefits in France
Vivendi Universal maintains four funded plans in France which are invested through insurance companies. The allocation of assets by category of the various plans was as follows:

	Equity		Debt
	securities	Real estate	securities	Total
Corporate Supplementary Plan	11%	5%	84%	100%
Corporate Management Supplementary Plan	11%	5%	84%	100%
SFR Supplementary Plan	11%	5%	84%	100%
Canal+ Group IDR* Plan	16%	11%	73%	100%

*IDR (Indemnités de départ en retraite): Indemnities payable on retirement.
The asset allocation remains fairly stable over time and the current asset allocation can be regarded as the target asset allocation. The accumulated benefit obligations for pension plans in France were €49 million and €45 million as at December 31, 2005 and 2004, respectively. Contributions to these plans amounted to €13 million in 2005 and are estimated at €5 million for 2006.
21.2.5 Benefits estimation and future payments
For 2006, pension fund contributions and benefit payments to retirees by Vivendi Universal (contributions by employers) are estimated at €182 million in respect of pensions (of which €72 million to pension plans) and €80 million in respect of postretirement benefits.
The following table presents the estimated future benefit payments that will be met by the pension funds or by Vivendi Universal:

	Pension	Postretirement
(In millions of euros)	Benefits	Benefits
2006	€140	€9
2007	121	9
2008	78	9
2009	69	9
2010	68	9
2011 - 2015	358	38
Vivendi Universal 2005 Consolidated Financial Statements/123

Note 22.	Restructuring provisions as at December 31, 2005, December 31, 2004 and January 1, 2004
Movements in restructuring reserves during 2004 and 2005 break down as follows:

	Universal	Vivendi						Total
	Music	Universal	Canal+		Maroc	Holding &	Non core	Vivendi
(In millions of euros)	Group	Games	Group	SFR	Telecom	Corporate	operations	Universal
Employee termination reserves
Balance as at January 1, 2004	€67	€12	€32	€—	€2	€18	€—	€131
Changes in scope of consolidation and purchase accounting adjustments	(2)	(2)	(2)	—	(2)	(2)	—	(10)
Additions	29	23	3	—	—	1	—	56
Utilization	(54)	(18)	(20)	—	—	(8)	—	(100)
Reversals	—	—	(6)	—	—	—	—	(6)

Balance as at December 31, 2004	€40	€15	€7	€—	€—	€9	€—	€71
Changes in scope of consolidation and purchase accounting adjustments	3	(2)	2	—	—	—	—	3
Additions	24	1	—	—	—	1	—	26
Utilization	(33)	(10)	(6)	—	—	(4)	—	(53)
Reversals	—	—	—	—	—	—	—	—

Balance as at December 31, 2005	€34	€4	€3	€—	€—	€6	€—	€47

Other restructuring reserves
Balance as at January 1, 2004	—	—	6	—	—	24	6	36
Changes in scope of consolidation and purchase accounting adjustments	—	(3)	(1)	—	—	(2)	(6)	(12)
Additions	—	12	1	8	14	10	—	45
Utilization	—	(2)	(3)	—	—	(11)	—	(16)
Reversals	—	—	—	—	—	—	—	—

Balance as at December 31, 2004	€—	€7	€3	€8	€14	€21	€—	€53
Changes in scope of consolidation and purchase accounting adjustments	—	4	—	(8)	—	1	6	3
Additions	—	—	—	—	1	—	—	1
Utilization	—	(4)	(1)	—	(14)	(4)	(5)	(28)
Reversals	—	—	—	—	—	(3)	—	(3)

Balance as at December 31, 2005	€—	€7	€2	€—	€1	€15	€1	€26

Total restructuring reserves

Balance as at December 31, 2005	€34	€11	€5	€—	€1	€21	€1	€73

Universal Music Group
In 2003, UMG initiated a cost reduction program faced with the decline in the music market. Associated restructuring costs amounted to €67 million and €40 million as at January 1, 2004 and December 31, 2004, respectively. These reserves were partially utilized in 2005. An additional restructuring charge was recorded in 2005 in respect of a further reorganization of UMG’s international operations in response to ongoing changes in the music market.
Vivendi Universal Games
As at January 1, 2004, employee termination reserves of €12 million related to restructuring plans launched during 2003. A new restructuring plan was launched in 2004 and implementation continued in 2005. Residual reserves for other restructuring costs mainly concern the restructuring of lease contracts for abandoned premises and the impairment of abandoned facilities.
Canal+ Group
In 2003, employee termination reserves of €32 million were established as part of corporate restructuring programs which primarily concerned Canal+ S.A., Canal+ Group, StudioCanal and StudioExpand. Other restructuring costs of €6 million related to the divestiture of international channels. Implementation of the restructuring plan initiated in 2003 continued throughout 2004 and 2005. As at December 31, 2005, residual restructuring reserves amounted to €5 million.
Vivendi Universal 2005 Consolidated Financial Statements/124

SFR
The restructuring reserves recorded by Cegetel S.A.S as at December 31, 2004 concerned the reorganization of Cegetel’s Network and Service Department. The combination between this company and Neuf Telecom occurred in August 2005. (Please refer to note 2.2 “Combination of Cegetel S.A.S. with Neuf Telecom on August 22, 2005”).
Maroc Telecom
The restructuring reserves recorded as at December 31, 2004 concerned the voluntary departure plan adopted by the Maroc Telecom Management Board and agreed with trade union representatives. These reserves were utilized in 2005.
Holding & Corporate
Restructuring reserves primarily concern the restructuring of real-estate leases (€15 million as at December 31, 2005).

Note 23.	Long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

23.1.	Analysis of long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

			Effective		December	December	January 1,
(In millions of euros)	Note	Nominal interest rate (%)	interest rate	Maturity	31, 2005	31, 2004	2004
Promissory note to USI		Libor USD 3 months +0.40%	na	January 2005	€—	€573	€—
€2.5 billion dual currency facility		Euribor 1 month +2.75%	na	May 2004	—	—	1,000
Loan contracted by UMO		Libor GBP 6 months +2.25%	—	May 2004	—	—	194
Finance leases		—	—	2006 - 2026	362	440	802

Asset-backed borrowings (a)					€362	€1,013	€1,996

Notes
€700 million notes (July 2004) (b)		Euribor 3 months +0.55%	2.28%	July 2007	700	700	—
€630 million notes (April 2005) (b)		3.63%	3.63%	April 2010	630	—	—
€600 million notes (February 2005) (b)		3.88%	3.94%	February 2012	600	—	—
€600 million notes (July 2005) — SFR (b)		3.40%	3.43%	July 2012	600	—	—
High yield notes (April 2003)		9.25%-9.50%	10.20%-10.50%	January 2005	—	38	1,076
High yield notes (July 2003)		6.25%	6.51% - 7.04%	January 2005	—	356	1,283
Bonds exchangeable for Sogecable shares (c)		1.75%	6.48%	October 2008	242	605	605
Bonds exchangeable for Vinci shares		1.00%	5.76%	March 2005	—	527	527
Bonds exchangeable for Veolia Environnement shares		2.00%	6.42%	March 2006	—	28	28
Other notes (d)		—	—	—	275	590	742
Facilities					—	—	—
€1.2 billion revolving credit facility — SFR		Euribor 1 month +0.18%	2.62%	April 2010	550	350	—
MAD 6 billion notes — tranche B: 4 billion (e)	2.1	TMPBDT 5 yrs. +1.15%		December 2011	367	—	—
Other (d)		—	—	—	169	342	530

Unsecured borrowings					€4,133	€3,536	€4,791

Nominal value of borrowings					€4,495	€4,549	€6,787

Cumulative effect of amortized cost and split accounting of embedded derivatives		na*	na	na	(53)	(52)	(160)

Borrowings					€4,442	€4,497	€6,627

Put option granted to SNCF on 35% of the share capital of Cegetel S.A.S.	2.2	na*	na	—	—	304	256
Put options granted to various third parties by Canal+ Group		na*	na	—	39	110	86

Commitments to purchase minority interests					€39	€414	€342

Embedded derivative in bonds exchangeable for Sogecable shares		na*	na	October 2008	50	165	154
Embedded derivative in bonds exchangeable for Vinci shares		na*	na	March 2005	—	78	16
Other financial derivative instruments		na*	—	—	14	203	277

Other derivative instruments					€64	€446	€447

Long-term borrowings and other financial liabilities					€4,545	€5,357	€7,416

na*: no interest accrued on other financial liabilities.

(a)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.

(b)	The notes, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

(c)	On October 30, 2003, Vivendi Universal issued €605 million of 1.75% exchangeable bonds due 2008 and exchangeable for common shares of Sogecable S.A. (a limited liability company incorporated under the laws of the Kingdom of Spain, whose shares are listed on the Madrid Stock Exchange). Interest is payable annually in arrears on October 30 of each year, commencing on October 30, 2004. Each bond is exchangeable at the holders’ discretion at any time, from January 1, 2004 up to the tenth business day preceding the maturity date,
Vivendi Universal 2005 Consolidated Financial Statements/125

into common shares of Sogecable S.A. at an exchange ratio of one share for one bond, subject to adjustment on the occurrence of certain events. In June 2005, this ratio went up to 1.0118 share for one bond. Vivendi Universal may at its discretion elect to pay holders exercising their option the cash equivalent in euros of the then market value of the relevant shares. In November and December 2005, Vivendi Universal divested 12.5 million Sogecable shares, at the bondholders’ request, as part of the redemption of €363 million of bonds exchangeable into Sogecable shares (please refer to note 15.1 “Changes in available-for-sale securities for the years ended December 31, 2005 and 2004”).

In addition, Vivendi Universal is entitled, at any time on or after October 30, 2006, at its discretion, to redeem in cash all, but not less than all, of the outstanding bonds, if on 20 out of 30 consecutive trading days, the product of (i) the closing price of a Sogecable share on the Madrid Stock Exchange and (ii) the then applicable exchange ratio equals or exceeds 125% of the sum of the principal amount of one bond (€29.32) plus accrued interest to, but excluding, the date set for redemption. In addition, Vivendi Universal is entitled at any time to redeem in cash all, but not less than all, of the bonds outstanding at a price equal to the principal amount of the bonds plus accrued interest, if any, if less than 10% of the bonds originally issued remain outstanding at that time. Unless previously redeemed, exchanged or purchased and cancelled, the bonds will be redeemed in cash on the maturity date at their principal amount. The bonds, listed on the Luxembourg Stock Exchange, are subject to customary pari passu, negative pledge and event of default provisions.

(d)	Additional information on “other notes” and “other”:

	Fixed interest rate			Floating interest rate
(In millions of euros)	Rate (%)	Maturity	Amount	Rate (%)	Maturity	Amount	Total
As at December 31, 2005
Other notes	6.50%	January 2009	€152	Euribor 3 months -0.27% to Libor 3 months -0.23%	2008-2009	€123	€275
Other	0%-8.67%	2007-2023	136	Euribor 3 months +0.215%	>2007	33	169

Total			€288			€156	€444

As at December 31, 2004
Other notes	6.50%-6.70%	2006-2009	€457	Euribor 3 months -0.27% to Euribor 3 months -0.10%	2006-2009	€133	€590
Other	0%-8.67%	2006-2040	254	Euribor 3 months -0.60% to Euribor 6 months +0.50%	2006-2008	88	342

Total			€711			€221	€932

As at January 1, 2004
Other notes	6.50%-7.50%	2005-2009	€609	Euribor 3 months -0.27% to Libor EUR 3 months - 0.23%	2006-2009	€133	€742
Other	0%-12.38%	2005-2040	302	Libor USD 6 months +0.50% to Euribor 6 months +0.50%	2005-2009	228	530

Total			€911			€361	€1,272

(e)	These MAD 6 billion notes were set up in connection with the acquisition of a 16% stake in Maroc Telecom on January 4, 2005. They are comprised of two tranches: tranche A that amounts to MAD 2 billion and will expire in December 2006 (please refer to Note 24.1, hereunder) and tranche B that amounts to MAD 4 billion and will expire in December 2011.The interest rate is calculated from the weighted average rate of the treasury bonds issued by the Kingdom of Morocco.
Vivendi Universal 2005 Consolidated Financial Statements/126

23.2.	Currency, maturity and nature of interest rate of the nominal value of borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004

	December 31,				January 1, 2004
(In millions of euros)	2005		2004
Currency:
Euro — EUR	€4,025	89.5%	€3,731	82.0%	€4,866	71.7%
U.S. dollar — USD	92	2.1%	810	17.8%	1,716	25.3%
Dirham — MAD	367	8.2%	—	—	—	-
Other	11	0.2%	8	0.2%	205	3.0%

Total	€4,495	100.0%	€4,549	100.0%	€6,787	100.0%

Maturity:
Due between one and two years	€778	17.3%	€957	21.0%	€473	7.0%
Due between two and three years	375	8.4%	1,347	29.6%	1,947	28.7%
Due between three and four years	307	6.8%	1,150	25.3%	77	1.1%
Due between four and five years	1,197	26.6%	639	14.1%	2,089	30.8%
Due after five years	1,838	40.9%	456	10.0%	2,201	32.4%

Total	€4,495	100.0%	€4,549	100.0%	€6,787	100.0%

Nature of interest rate:
Fixed interest rate	€2,681	59.6%	€2,613	57.4%	€4,892	72.1%
Floating interest rate	1,814	40.4%	1,936	42.6%	1,895	27.9%

Total	€4,495	100.0%	€4,549	100.0%	€6,787	100.0%

Vivendi Universal 2005 Consolidated Financial Statements/127

Note 24.	Short-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004
24.1.	Analysis of short-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004

			December	December	January 1,
(In millions of euros)	Note	Nominal interest rate (%)	31, 2005	31, 2004	2004
Securitization programs
SFR (a)		—	€—	€422	€—
Cegetel S.A.S.	2.2	—	—	65	—
€3 billion multicurrency revolving credit facility			—	—	992
Other		—	1	2	2

Asset-backed borrowings (b)			€1	€489	€994

Treasury Bills
Vivendi Universal S.A.		Eonia + 0.05%	173	274	—
SFR		Eonia + 0.03%	957	325	107
Current portion of long-term borrowings
MAD 6 billion notes — tranche A: 2 billion	23.1	TMP BDT 52 wks +1.15%	184	—	—
Convertible OCEANE — Vivendi Universal	18.2	1.25%	—	—	1,699
€600 million bonds — SFR		4.75%	—	—	601
Other notes (c)		—	342	152	594
Other borrowings (c)		—	68	31	179	(d)
Other (c)		—	391	473	611

Unsecured borrowings			€2,115	€1,255	€3,791

Nominal value of borrowings			€2,116	€1,744	€4,785

Cumulative effect of amortized cost and split accounting of embedded derivatives		na*	9	(22)	(60)

Borrowings			€2,125	€1,722	€4,725

Put option granted to SNCF on 35% of the share capital of Cegetel S.A.S.	2.2	na*	—	—	—
Commitment to purchase 16% of the share capital of Maroc Telecom from the Kingdom of Morocco	2.1	na*	—	1,100	673
Put options granted to various third parties by Canal+ Group		na*	69	3	19
Put options on 45% of the share capital of Monaco Telecom granted to the Principality of Monaco		na*	—	—	98

Commitments to purchase minority interests			€69	€1,103	€790

Other financial derivative instruments			€21	€17	€96

Short-term borrowings and other financial liabilities			€2,215	€2,842	€5,611

na*: no interest accrued on other financial liabilities.

(a)	This five-year receivable securitization contract set up on May 11, 2004 by SFR with a financial institution was unwound in November 2005. It amounted to €350 million, net of subordinated deposits (cash collaterals) set up as a guarantee (recorded as cash and cash equivalents). The financings bore interest at a rate corresponding to the issuance rate of the treasury bills issued through the securitization vehicle or to EURIBOR, plus the fees customary for this type of transaction (subrogation fees, commitments fees and agent fees).

(b)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.
Vivendi Universal 2005 Consolidated Financial Statements / 128

(c)	Additional information on other borrowings:

	Fixed interest rate		Floating interest rate		Total
( In millions of euros)	Rate (%)	Amount	Rate (%)	Amount

			Euribor 3 months
As at December 31, 2005	0%-9%	386	-0.10% to Libor USD	415	€ 801
			6 months +0.50%
			Euribor 3 months
As at December 31, 2004	0%-9%	489	+0.16% to Euribor	167	€ 656
			1 month +0.60%
			Euribor 3 months
As at January 1, 2004	0%-9%	575	-0.30% to Libor USD	809	€1,384
			1 year +8.00%
(d)	Including as at January 1 2004, a note issued to back earthquake risk at Universal Studios for an amount of €141 million. This transaction was unwound on January 13, 2004. Please refer to note 15.3 “Cash deposits backing borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004”.
24.2.	Currency of the nominal value of borrowings as at December 31, 2005, December 31, 2004 and January 1, 2004

	December 31,
( In millions of euros)	2005		2004		January 1, 2004

Euro — EUR	€1,810	85.5%	€1,713	98.2%	€3,725	77.9%
U.S. dollar — USD	15	0.7%	14	0.8%	1,045	21.8%
Dirham — MAD	222	10.5%	—	—	—	—
Other	69	3.3%	17	1.0%	15	0.3%

Total	€2,116	100.0%	€1,744	100.0%	€4,785	100.0%

Note 25. Fair value of financial instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
Pursuant to IAS 32, financial instruments are defined as follows:
•	Financial assets, which comprise the following assets:
-	Cash,

-	Contractual rights to receive cash or another financial asset,

-	Contractual rights to exchange a financial instrument under conditions that are potentially favorable, and

-	Equity instruments of another entity.
In practice, financial assets include cash and cash equivalents, trade accounts receivable and other and financial assets measured at fair value, historical cost and amortized cost.
•	Financial liabilities, which comprise the following liabilities:
-	Contractual obligations to deliver cash or another financial asset, and

-	Contractual obligations to exchange a financial instrument under conditions that are potentially unfavorable.
In practice, financial liabilities include trade accounts payable and other, other non-current liabilities, short and long-term borrowings and other financial liabilities, including minority interest buyout commitments and other derivative financial instruments.
Vivendi Universal 2005 Consolidated Financial Statements / 129

•	Equity instruments of the Group (including equity derivative instruments).
The following table presents the net carrying amount and fair value of financial instruments of the Group as at December 31, 2005 and December 31, 2004.

		December 31,
		2005		2004
		Carrying		Carrying
(In millions of euros)	Note	Value	Fair Value	Value	Fair Value
Financial assets
Financial assets at fair value	15	€1,826	€1,826	€2,116	€2,116
Financial assets at cost or at amortized cost	15	2,071	2,071	1,833	1,833
Trade accounts receivable and other	16	4,531	4,531	4,528	4,528
Cash and cash equivalents	17	2,902	2,902	3,159	3,159
Financial liabilities
Borrowings and other financial liabilities	23&24	€6,760	€6,998	€8,199	€8,320
including
Long term borrowings	23	4,442	4,680	4,497	4,618
Short term borrowings	24	2,125	2,125	1,722	1,722
Commitments to purchase minority interests	23&24	108	108	1,517	1,517
Other derivative instruments	23&24	85	85	463	463
Other non current liabilities	16	1,342	1,342	1,955	1,955
Trade accounts payable and other	16	8,737	8,737	8,187	8,187
The carrying amount of trade accounts receivable and other, cash and cash equivalents, trade accounts payable and other and short-term borrowings is a reasonable approximation of fair value, due to the short maturity of these instruments.
The estimated fair value of other financial instruments, as set forth above, has generally been determined by reference to market prices resulting from trading on a national securities exchange or in an over-the-counter market. In cases where listed market prices are not available, fair value is based on estimates using present value or other valuation techniques. Please refer to note 1 “Accounting policies and valuation methods”.
Note 26.	Risk management and financial derivative instruments as at December 31, 2005, December 31, 2004 and January 1, 2004
Vivendi Universal centrally manages financial liquidity, interest rate, foreign currency exchange rate and equity risks. The Vivendi Universal Financing and Treasury Department carries out these activities, reporting directly to the Chief Financial Officer of Vivendi Universal, a member of the Management Board. It has the necessary expertise, resources, notably technical resources, and information systems for this purpose.
Vivendi Universal uses various derivative financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and stock prices. All instruments are either listed on organized markets or traded over the counter with highly-rated counter-parties. All derivative financial instruments are used for hedging purposes. The following table presents the value of derivative financial instruments recorded in the Statements of financial position as at December 31, 2005 and 2004.
Vivendi Universal 2005 Consolidated Financial Statements / 130

		December 31,		December 31,
		2005		2004
		Derivative	Derivative	Derivative	Derivative
		financial	financial	financial	financial
		instruments as	instruments as	instruments as	instruments as
(In millions of euros)	Note	assets	liabilities	assets	liabilities
Interest rate risk managements
Pay-fixed interest rate swaps		€—	€3	€—	€169	(a)
Pay-floating interest rate swaps		10	—	42	—
Interest rate swaps options		—	—	—	—

Foreign currency risk management
Currency swaps:		13	19	32	15
Forward contracts:		—	—	—	—

Equity market risk management
Swaps indexed on Vivendi Universal shares		1	5	1	6
Swaps indexed on other shares		—	1	—	3
Vivendi Universal call options		—	—	—	—
Collar option on Veolia Environnement shares	15.2	—	—	93	—
Veolia Environnement warrants		2	—	2	—
Call options on Vinci shares hedging the exchangeable bonds	15.2	—	—	72	—

Other derivative instruments
Embedded derivative in bonds exchangeable for Sogecable shares (b)	23.1	—	50	—	165
Other embedded derivatives on borrowings		—	5	—	82
Other		3	3	15	22

Total		€29	€86	€257	€462

Deduction of current derivative financial instruments		(13)	(22)	(132)	(17)

Non current derivative financial instruments		€16	€64	€125	€445

(a)	As at December 31, 2002, following implementation of the refinancing plan in the second half of 2002, the portion of the interest rate swap portfolio not yet settled was no longer backed by underlying interests. As at December 31, 2004, given changes in interest rates and the settlement of part of the portfolio, the interest rate swap portfolio was valued at approximately €162 million. The remainder of the portfolio was settled in March 2005.
(b)	As at December 31, 2005, Vivendi Universal held 8.3 million Sogecable shares with a carrying amount of €282 million, to hedge residual outstanding bonds exchangeable for shares (Please refer to note 15.1 “Changes in available-for-sale securities during the years ended December 31, 2005 and 2004”).
26.1. Interest rate risk management
Interest rate risk management instruments are used by Vivendi Universal to manage net exposure to interest rate changes, to adjust the proportion of total debt that is subject to floating and fixed interest rates and to lower net financing costs. However, the use of these instruments has decreased in line with the substantial reduction in the Group’s gross borrowings. Average gross borrowings in 2005 totaled €6.7 billion, of which €3.0 billion at fixed rates and €3.7 billion at floating rates. The average cost of borrowings was 3.83% in 2005. After interest rate management, the average cost of borrowings was 3.92%, with a fixed-rate ratio of 51%.
Given the relative weighting of the Group’s fixed and floating-rate positions, a 1% increase in the short-term interest rate would generate an increase in borrowing costs of €33 million. A 1% reduction in short-term interest rates would generate an decrease in borrowings costs of €33 million.
Interest rate risk management instruments used by Vivendi Universal include pay-floating and pay-fixed interest rate swaps. Pay-floating swaps effectively convert fixed rate borrowings to LIBOR and EURIBOR indexed ones. Pay-fixed swaps convert floating rate borrowings to fixed rate borrowings. These instruments enable the Group to manage and reduce volatility in future cash flows required for interest payments on floating rate borrowings. The following table summarizes information concerning Vivendi Universal’s interest rate risk management instruments:
Vivendi Universal 2005 Consolidated Financial Statements / 131

	December 31,
(In millions of euros)	2005	2004
Pay-fixed interest rate swaps
Notional amount of indebtedness	€566	€2,356
Average interest rate paid	3.56%	4.92%
Average interest rate received	2.58%	2.19%

Expiry:
Due within one year	66	—
Due between one and two years	500	92
Due between two and three years	—	457
Due between three and four years	—	1,197
Due between four and five years	—	610
Due after five years	—	—

Pay-floating interest rate swaps
Notional amount of indebtedness	280	341
Average interest rate paid	2.43%	2.34%
Average interest rate received	3.28%	4.12%

Expiry:
Due within one year	—	2
Due between one and two years	250	—
Due between two and three years	30	250
Due between three and four years	—	31
Due between four and five years	—	—
Due after five years	—	58

Interest rate swaps options
Notional amount of indebtedness	—	61
Strike price	—	5.42%

Expiry:
Due between two and four years	—	61

Interest rate caps (a)
Notional amount of indebtedness	150	—
Guarantee rate bought	3.33%	—
Expiry:
Due between one and two years	150	—

(a)	In 2007, interest rate caps will be converted into pay-fixed interest rate swaps expiring in 2011.
The following schedule presents the net balance after interest risk management as at December 31, 2005:

		Expiry
			Due between	Due between	Due between	Due between
		Due within	one and two	two and	three and four	four and five	Due after five
	Total	one year (b)	years	three years	years	years	years
Redemption value of borrowings including microhedging instruments	€6,611	€3,930	€48	€264	€250	€648	€1,471
Cash and cash equivalents	(2,902)	(2,902)	—	—	—	—	—

Net balance before interest rate risk management	3,709	1,028	48	264	250	648	1,471
Notional amount of swap contracts	—	(220)	250	(30)	—	—	—

Net balance after interest rate risk management	€3,709	€808	€298	€234	€250	€648	€1,471

(b)	Including floating-rate borrowings.
26.2. Foreign currency risk management
Vivendi Universal’s foreign currency risk policy seeks to hedge highly probable budget exposures, resulting primarily from monetary flows associated with business performed in currencies other than the euro and firm commitments, relating primarily to the acquisition of editorial content (sports, audiovisual, film rights, etc.). To this end, Vivendi Universal enters into currency swaps and forward contracts, in accordance with procedures forbidding speculative transactions.
•	Vivendi Universal is the sole counter-party for foreign currency transactions within the Group, unless specific regulatory or operational restrictions require otherwise.
•	All foreign currency hedging transactions are backed, in amount and by maturity, by an identified economic underlying item.
Vivendi Universal 2005 Consolidated Financial Statements / 132

•	All identified exposures are hedged at least 80% in the case of forecasted transactions exposures and 100% in the case of firm commitment contracts.
In addition, Vivendi Universal also hedges foreign currency exposure arising on foreign-currency denominated financial assets and liabilities, by entering into currency swaps and forward contracts enabling the refinancing or investment of cash balances in euros or the local currency.
As at December 31, 2005, Vivendi Universal had effectively hedged approximately 98% of its estimated foreign currency exposures, related to anticipated cash flows to be remitted over 2006 and borrowings-related exposure. The principal currencies hedged were the US dollar, Japanese yen, pound sterling and Canadian dollar. In 2005, firm commitment contracts were entirely hedged, and forecasted transactions were hedged at approximately 80%. With respect to the residual €40 million that was not hedged, a negative change of 10% in the euro exchange rate would have generated a supplementary expense of €4 million.
26.2.1 Sensitivity of operating indicators and indebtedness to the U.S. dollar and the dirham
An increase represents the appreciation of the euro against the currency concerned.

	USD				MAD
Average exchange rate used over the year	1.2570				11.05
Change assumptions	+5%	-5%	+10%	-10%	+5%	-5%	+10%	-10%
Revenues	-0.6%	0.6%	-1.3%	1.3%	-0.4%	0.5%	-0.8%	1.0%
Earnings from operations	-0.1%	0.1%	-0.1%	0.1%	-0.9%	1.0%	-1.8%	2.2%
Net cash provided by operating activities	-1.4%	1.4%	-2.7%	2.9%	-1.0%	1.1%	-1.9%	2.3%

	USD				MAD
Exchange rate used as at December 31, 2005	1.1849				10.89
Change assumptions	+5%	-5%	+10%	-10%	+5%	-5%	+10%	-10%
Redemption value of borrowings	-0.1%	0.1%	-0.1%	0.2%	-0.4%	0.5%	-0.8%	1.0%
Cash and cash equivalents	-0.1%	0.1%	-0.2%	0.2%	-1.1%	1.2%	-2.1%	2.6%
26.2.2 Characteristics of foreign currency risk management instruments
As at December 31, 2005, Vivendi Universal foreign currency denominated borrowings were not material. Nonetheless, Vivendi Universal uses derivative instruments to manage its foreign currency exposure to its subsidiaries on current accounts denominated in foreign currencies. The following table summarizes information concerning these instruments.

	December 31,
(In millions of euros)	2005	2004
Currency swaps:
Notional amount	€2,844	€2,870
Sales against the euro	2,257	979
Sales against other currencies	132	701
Purchases against the euro	444	475
Purchases against other currencies	11	715

Expiry:
Due within one year	2,844	2,870

Forward contracts:
Notional amount	43	93
Sales against the euro	—	90
Sales against other currencies	—	—
Purchases against the euro	—	3
Purchases against other currencies	43	—

Expiry:
Due within one year	43	93
Vivendi Universal 2005 Consolidated Financial Statements / 133

26.2.3 Indebtedness after foreign currency risk management

(In millions of euros)	Total	EUR	USD	MAD	Other
Redemption value of borrowings	€6,611	€5,836	€107	€589	€79
Cash and cash equivalents	(2,902)	(2,022)	(54)	(668)	(158)

Net balance before foreign currency risk management	3,709	3,814	53	(79)	(79)
Notional amount of swap contracts	—	(1,813)	1,406	—	407

Net balance after foreign currency risk management	€3,709	€2,001	€1,459	€(79)	€328

26.2.4 Group net balance sheet positions
The following table presents the Group’s net balance in the main foreign currencies as at December 31, 2005:

(In millions of euros)	USD	GBP	CAD	JPY	Other
Assets	€1,675	€85	€433	€—	€131
Liabilities	—	—	—	(147)	(65)

Net balance before management	1,675	85	433	(147)	66
Derivative financial instruments	(1,733)	(78)	(427)	146	(60)

Net balance after management	€(58)	€7	€6	€(1)	€6

The dirham (MAD) position is not presented in this table due to the local constraints associated with this currency.
A uniform decrease in exchange rates of €0.01 against all foreign currencies would have an impact of €1 million on the overall net position after management.
26.3. Equity market risk management
26.3.1 Available-for-sale securities
Vivendi Universal’s exposure to equity market risk primarily concerns available-for-sale securities. Before equity market risk management, a decrease of 10% of the stock prices of these securities would have a negative net impact on equity of €140 million.
26.3.2 Other investments recognized at cost
Other investments recognized at cost primarily consist of investments for which, in the absence of an active market, a reliable estimate of fair value cannot be calculated using valuation techniques. As a last resort, the Group therefore values these investments at historical cost, net of any impairment. As at December 31, 2005, other investments recognized at cost had a total net carrying amount of €682 million.
26.3.3 Vivendi Universal shares
As at December 31, 2005, Vivendi Universal held 2.5 million treasury shares, with a total net carrying amount of €51.7 million. These are primarily held to hedge certain share purchase option plans granted to executives and employees. A 10% decrease in the share price would have a negative impact on equity of €1.4 million.
Vivendi Universal purchased call options on its own stock in June 2001 and December 2002 in order to enable the Group to deliver shares on the exercise of share purchase option plans granted to employees. Based on the current stock price, no options are in the money.

	December 31,
	2005	2004

Call option purchased on Vivendi Universal shares
Number of shares	29,824,619	30,877,644
Vivendi Universal maximum commitment (in millions of euros)	€2,149	€2,129
Expiry	December 2008	December 2008
In 2005 and 2004, Vivendi Universal also hedged certain equity-linked debts using indexed swaps.
Vivendi Universal 2005 Consolidated Financial Statements / 134

	December 31,
(In millions of euros)	2005	2004
Equity-linked swaps:
Notional amount	€132	€123
Expiry:
Due within one year	9	—
Due between one and two years	—	—
Due between two and three years	70	—
Due between three and four years	53	70
Due between four and five years	—	53
Due after five years (maximum 8 years)	—	—
26.3.4 Hedges of other commitments and bonds exchangeable for shares
Vivendi Universal also entered into call option agreements and received subscription warrants to hedge certain commitments and bonds exchangeable for shares.

		December 31,
	Note	2005	2004
Call options purchased on Vinci shares (a)
Number of shares		—	6,817,684
Vivendi Universal maximum commitment (in millions of euros)		—	€636
Expiry		—	March 2006
Collar option on Veolia Environnement shares	15.2
Number of shares		—	20,321,100
Vivendi Universal maximum commitment (in millions of euros)		—	€15
Expiry		—	December 2007
Veolia Environnement warrants (b)
Number of warrants		218,255,690	218,255,690
Vivendi Universal maximum commitment (in millions of euros)		€ 1,715	€1,715
Expiry		March 2006	March 2006

(a)	These options, purchased in September 2003, enabled Vivendi Universal to deliver Vinci shares to holders of exchangeable bonds on early redemption, in the first quarter of 2005, of the March 2001 bond issue.

(b)	These warrants, given in December 2001 to Veolia Environnement shareholders, allow their holders to acquire Veolia Environnement shares for €55 per share at a ratio of one share for seven warrants. These warrants would have allowed Vivendi Universal to deliver Veolia Environnement shares at the initial maturity date (March 2006) of the exchangeable bonds issued in March 2001. This bond was redeemed in cash in March 2003 and, given the current market price of the Veolia Environnement share, these warrants should not be exercised.
The main call options sold on exchangeable bonds (embedded derivatives) are as follows:

		December 31,
	Note	2005	2004
Call option sold
Vinci shares	23.1
Number of shares		—	6,817,684
Expiry		—	March 2006
Sogecable shares	23.1
Number of shares		8,340,850	20,637,728
Expiry		October 2008	October 2008
26.4. Credit and investment concentration risk and counter-party risk
Vivendi Universal minimizes its credit and investment concentration risk and counter-party risk by entering into credit and investment transactions only with highly rated commercial banks or financial institutions and by distributing the transactions among the selected institutions (rated at least A- by the rating agencies).
Although Vivendi Universal’s credit risk is the replacement cost at the then-estimated fair value of the instrument, management believes that the risk of incurring losses is remote and those losses, if any, would not be material. The market risk related to the foreign exchange hedging instruments should be offset by changes in the valuation
Vivendi Universal 2005 Consolidated Financial Statements / 135

of the underlying hedged items. Vivendi Universal’s receivables and investments do not represent a significant concentration of credit risk due to the wide variety of customers and markets in which its products are sold, its reporting units’ presence in many geographic areas, and the diversification of its portfolio among instruments and issuers.
26.5. Liquidity risk
Given the current level of indebtness, associated with the decrease in the financing expense following the improvement in the debt rating (back to Investment Grade for the three rating agencies in 2004) and the redemption of the High Yield Notes mainly in 2004, the financial flexibility of the group is, in Vivendi Universal management’s opinion, fully restored.
Please note that as at February 21, 2006, the date of the Management Board meeting held to approve the financial statements for the year ended December 31, 2005, the following credit lines were at the free and full disposition of Vivendi Universal:
•	A syndicated bank facility of €2 billion issued by Vivendi Universal in April 2005. This syndicated credit facility had an initial term of five years, which was extended by one year to April 2011. The term of this facility could be extended for a further year until April 2012 in February 2007. This syndicated credit facility was not drawn as at February 21, 2006.

•	A syndicated credit line of €1.2 billion subscribed by SFR in July 2004. This credit line was amended in 2005 and is available until April 2010. It may be extended by a further year. This credit line was drawn €280 million as at February 21, 2006.

•	A syndicated credit line of €450 million subscribed by SFR in November 2005 with a term of 5-years which may be extended by a further 2 years. This credit line was not drawn as at February 21, 2006.
Note 27. Consolidated statements of cash flows for the years ended December 31, 2005 and 2004
27.1. Adjustments

		Year Ended December 31,
(In millions of euros)	Note	2005	2004
Items related to operating activities
Non cash items
Depreciation and amortization, net
- content assets		€241	€266
- other intangible assets		414	401
- property, plant and equipment		870	987
- other		(165)	(162)
Impairment losses		170	25
Income from equity affiliates (a)	14	(326)	(221)
Other non cash items from earnings before interest and provision for income taxes		(42)	(66)
Interest and other financial charges and income (a)	5	(401)	(820)
Provision for income taxes (a)	6	204	292
Earnings from discontinued operations (a)	7	(92)	(777)
Items related to investing and financing activities
Proceeds from sales of property, plant, equipment and intangible assets (b)		3	(5)

Adjustments		€876	€(80)

(a)	As presented in the consolidated statement of earnings.

(b)	Included in other income from ordinary activities as presented in the consolidated statement of earnings.
Vivendi Universal 2005 Consolidated Financial Statements / 136

27.2. Cash dividends

	Year Ended December 31,
(In millions of euros)	2005	2004
Dividends received from equity affiliates (a)
- NBC Universal	€346	€357
- Veolia Environnement	—	45
- Other	9	2

	€355	€404

Dividends received from unconsolidated interests (b)
- Veolia Environnement	€15	€—
- Other	23	23

	€38	€23

Dividends paid by subsidiaries to their minority shareholders (a)
- SFR	€(712)	€(1,470)
- Maroc Telecom (including Mauritel)	(196)	(303)
- Other	(57)	(59)

	€(965)	€(1,832)

Main intercompany dividends not impacting the group cash position
- SFR	€902	€1,854
- Maroc Telecom	€202	€162

(a)	As presented in the consolidated statement of cash flows.

(b)	Included in other income from ordinary activities as presented in the consolidated statement of earnings.
27.3. Investing and financing activities with no impact on Vivendi Universal’s cash position

	Year Ended December 31,
(In millions of euros)	2005	2004
Redemption of borrowings and other financial liabilities by issuing financial
instruments other than cash and cash equivalents	€363	€—
Note 28. Transactions with related parties
This note presents transactions with related parties performed during 2005 and 2004, or which could impact results, activities or the financial position of the Group in 2006 or thereafter. As at December 31, 2005, and to the best of the Company’s knowledge, no transactions with related parties presented hereunder are likely to have a material impact on the results, activities or financial position of the Group.
Group related parties are those companies over which the Group exercises control, joint control or significant influence (joint ventures, equity affiliates and, exceptionally, controlled entities not consolidated due to their size or other justified reason), shareholders exercising joint control over Group joint ventures, minority shareholders exercising significant influence over Group subsidiaries, executive officers, Group management and directors and companies over which the latter exercise control, joint control, significant influence or in which they hold significant voting rights.
28.1 Compensation of Directors and Officers
Compensation of corporate officers (mandataires sociaux) and the company’s principal executives is set by the Supervisory Board (by the Board of Directors before April, 28, 2005) upon recommendation of the Human Resources Committee. It has a fixed and a variable portion.
The variable portion of compensation for 2005 was set by the Board of Directors at its meeting held on March 9, 2005, based upon the following criteria,
Vivendi Universal 2005 Consolidated Financial Statements / 137

which were presented to the Annual Shareholders’ Meeting on April 28, 2005: (1) for corporate officers and senior executives of the headquarters: (a) financial objectives (60%), linked to both the adjusted net profit (Group Share) (35%) and the operational cash flow (25%) and (b) performance of the priority actions of the general management (40%); (2) for corporate officers (including the subsidiaries’ chairmen or executives): (a) the Group’s financial objectives (15%), (b) the financial objectives of their entity (60%) and (c) priority actions for their entity (25%).
The variable portion of compensation for 2006 was set by the Supervisory Board at its meeting on February 28, 2006 based on a proposal from the Human Resources Committee during its meeting of February 27, 2006 based upon the following criteria: (1) for corporate officers and senior executives of the headquarters: (a) financial objectives (63%) linked to both the adjusted net profit (Group Share) (42%) and the net operational cash flow (21%) and (b) performance of general management’s priority actions (37%); (2) for corporate officers (including the subsidiaries’ chairmen or executives): (a) the Group’s financial objectives (15%), (b) the financial objectives of their entity (60%) and (c) priority actions for their entity (25%).
28.1.1 INDIVIDUAL COMPENSATIONS
28.1.1.1 Compensation of the Chairman and Chief Executive Officer
Upon recommendation of the Human Resources Committee, the Board of Directors at its meeting held on March 9, 2005, established the following principles for the Chairman and Chief Executive Officer’s compensation for 2005. These are unchanged compared to 2003 and 2004 and were presented at the Annual Shareholders’ Meeting held on April 28, 2005; in a full year: gross annual fixed salary of €1 million; a target bonus of 150%; a maximum at 250% and stock options (subscription options) without discount, as approved by the Board of Directors.
On this basis, from January 1st to April 28, 2005, and as indicated at the Annual Shareholders’ Meeting on April 28, 2005, Mr. Jean-René Fourtou, in his capacity as Chairman and Chief Executive Officer, received a gross compensation amount (fixed and variable but including benefits in kind) of €2,664,516, including a €2,320,000 bonus for 2004 paid in 2005. In addition, Mr. Fourtou received 400,000 undiscounted stock options, the benefit of each such option being valued, as of the allocation date, at €4.33, with an exercise price of €23.64 (a).
(a)	The valuation of the benefit arising from the option grants is given for information purposes only. It was calculated according to the “binomial” method used when applying the IFRS 2 standard for the valuation of shares-based payments. This theoretical valuation does not necessarily correspond to the gain which might be realized when the shares are sold. The actual gain will depend on the difference between the share price as of the date of exercise of the option and the share price as of the date of the sale of the shares subscribed pursuant to the exercise of the option.
Details of the Compensation Paid to the Chairman and Chief Executive Officer for the Previous Two Fiscal Years

	Paid in 2006	Paid in 2005
	pro rata	pro rata		Paid in 2004
Fixed salary	—	€333,334		€1,000,008
Bonus for 2005 paid in 2006	€766,600	—		—
Bonus for 2004 paid in 2005	—	€2,320,000		—
Bonus for 2003 paid in 2004	—	—		€2,425,000
Benefits in kind and various others	—	€11,182	*	€24,555	*
Total	€766,600	€2,664,516	**	€3,449,563

(*) This amount takes account of employers’ contributions to pension and providence plans, exceeding the legal tax-deductible threshold and the provision of a company car, both of which have been included in the taxable salary.
(**) This amount includes the compensation paid on a pro rata basis for services in his capacity as Chairman and Chief Executive Officer, to which a pro rata amount of €666,667 has been added for services in his capacity as Chairman of the Supervisory Board (see below).
Vivendi Universal 2005 Consolidated Financial Statements / 138

28.1.1.2 Compensation of the Chairman of the Supervisory Board
The Supervisory Board, at its meeting of April 28, 2005, pursuant to the recommendation of the Human Resources Committee dated February 1, 2005, after discussion by the Board of Directors and its Governance Committee and in accordance with information presented to the Annual Shareholders’ Meeting on April 28, 2005, formulated the principles applicable to the compensation of the Chairman of the Supervisory Board for 2005, i.e. a gross fixed compensation of €1,000,000 calculated on an annual basis from May 1, 2005.
The Chairman of the Supervisory Board does not receive any stock options, is not granted any shares for no consideration and does not benefit from a severance payment of any kind. In addition, Mr. Fourtou has waived his right to the retirement pension paid by Vivendi Universal since he commenced service.
In 2005, the Chairman of the Supervisory Board received a pro rata gross amount of €666,667 for his service and benefits in kind of a company car and the availability of a chauffeur. His travel expenses and other expenditures incurred in connection with his duties are paid by the Company. He received no directors’ fees from Vivendi Universal or any of its subsidiaries.
28.1.2 COMPENSATION OF THE MEMBERS OF THE SUPERVISORY BOARD AND PREVIOUS MEMBERS OF THE BOARD OF DIRECTORS
Payment of directors’ fees (jetons de présence) for members of the Supervisory Board and committees is based on actual attendance at meetings and depends on the number of meetings held. The gross figure for directors’ fees paid in 2005 was €960,791. Figures for directors’ fees paid to individuals are shown below.
For services rendered during the period starting from January 1, 2005 until April 28, 2005, each Board member received a pro rata director’s fee calculated from a fixed portion of €25,000 and a variable portion of €25,000, on a full-year basis, and based upon actual attendance at Board meetings. This amount was increased by €4,500 per meeting for current members of the Committees and doubled for the Chairman of each Committee.
From April 28, 2005, each member of the Supervisory Board is entitled to receive a fix director’s fee for one full year of service of €25,000 plus €5,500 per meeting, subject to attendance and €6,000 per meeting for members of the Audit Committee and €4,500 per meeting for members of the other committees. Fees for committee Chairmen are doubled.
The gross total amount of directors’ fees of €960,791 paid in 2005, was distributed as follows:

Members of the Supervisory Board	(in euros - rounded)
Jean-René Fourtou (b)	0
Claude Bébéar	102,416
Gérard Brémond	76,791
Fernando Falcó y Fernández de Córdova	75,500
Sarah Frank	43,500
Paul Fribourg	77,875
Gabriel Hawawini	79,000
Patrick Kron	43,500
Henri Lachmann	107,500
Andrzej Olechowski	43,500
Pierre Rodocanachi	92,500
Karel Van Miert	76,916
Vivendi Universal 2005 Consolidated Financial Statements / 139

Directors up to April 28, 2005
Bertrand Collomb	54,083
Marie-Josée Kravis	61,333
Gerard Kleisterlee	26,375

(b)	Mr. Fourtou has waived his rights to directors’ fee payments allocated to members of the Board of Directors and Supervisory Board of the company and its subsidiaries
28.1.3 COMPENSATION OF THE CHAIRMAN AND MEMBERS OF THE MANAGEMENT BOARD
28.1.3.1 Compensation of the Chairman of the Management Board
Upon the recommendation of the Human Resources Committee, the Supervisory Board, during its meeting held on April 28, 2005, formulated principles for the compensation of the Chairman of the Management Board, in accordance with the presentation made at the Shareholders’ Meeting held on April 28, 2005.
Mr. Jean-Bernard Lévy’s employment contract as Deputy Chief Executive Officer of the Company, effective from August 12, 2002, was suspended when he was appointed Chairman of the Company’s Management Board.
As presented to the Shareholders’ Meeting on April 28, 2005, the compensation of the Chairman of the Management Board was set as follows: a gross annual fixed salary of €800,000, unchanged for 2006; a target bonus of 120% determined according to the criteria above: a maximum of 200%; a total cash target of €1,760,000; a total maximum cash of €2,400,000; allocation of 400,000 non-discounted stock options (subscription options) for 2005, the benefit for each of these options as of the allocation date being valued at €4.33(c) at an exercise price of €23.64. His travel expenses and other expenditures incurred in connection with his duties are paid by the Company.
As presented to the Combined Shareholders’ Meeting held on April 28, 2005, the Chairman of the Management Board is eligible to the pension plans adopted by the company (please refer to section 28.1.4). In addition, he was recognized 7 years of seniority.
(c)	The valuation of the benefit arising from the option grants is given for information purposes only. It was calculated according to the “binomial” method used when applying the IFRS 2 standard for the valuation of shares-based payments. This theoretical valuation does not necessarily correspond to the gain which might be realized when the shares are sold. The actual gain will depend on the difference between the share price as of the date of exercise of the option and the share price as of the date of the sale of the shares subscribed pursuant to the exercise of the option.
28.1.3.2 Compensation of the Members of the Management Board
The Supervisory Board, which met on April 28, 2005, noted that the employment contracts for members of the Management Board, other than the Chairman, should be maintained by virtue of them performing different technical functions and decided that no special compensation or allowance would be granted to them in relation to their corporate appointment within Vivendi Universal S.A.
Details of Compensation Amounts and Benefits in Kind paid to Members of the Management Board in 2005 (full year) or owed for 2005 (in euros) are described below:

	Fixed	Variable Portion:
Members of the	Compensation	2005 Bonus				Total
Management Board	in 2005	Paid in 2006		Benefits in Kind (*)		2005
Jean-Bernard Lévy	800,000	1,472,000		195,047 (**	)	2,467,047
Abdeslam Ahizoune	512,757	346,958		—		859,715
Jacques Espinasse	460,000	846,400		10,164		1,316,564
Frank Esser	650,000	1,150,500		13,727		1,814,227
Bertrand Meheut	650,000	1,189,500		28,014	(d)	1,867,514
Doug Morris	4,453,144	9,881,733	(e)	127,525	(f)	14,462,402
René Pénisson	460,000	846,400		22,000	(d)	1,328,400

(*) This amount takes into account employer’s pension contributions in excess of the legal tax-deductible threshold and which have been added to the taxable salary, as well as the benefit in kind for a company car.
(**) Including holiday pay for his previous salaried position (€181,595)
(d) Including valuation of days of holiday transferred from the time saving account (compte épargne temps) to the pension savings plan.
(e) Including the 2006 payment for a deferred long-term bonus under the Universal Music Group contract. The 2005 portion amount is €3,977,800.
(f) Air travel and company car.
Pursuant to their employment contracts, each member of the Management Board is entitled to a gross severance payment amount (except in the event of dismissal for serious misconduct), determined as follows:
•	Mr. Jean-Bernard Lévy (employment contract as of August 9, 2002, suspended during his term of office as Chairman of the Management Board), 6 months fixed and variable salary, regardless the unexpired term of his notice period;

•	Mr. Abdeslam Ahizoune (employment contract with the Vivendi Group dated December 2000 as amended on July 8, 2004), 24 months fixed salary and target bonus paid by Vivendi Universal S.A. and Maroc Telecom, including the contract amount of indemnity payments;

•	Mr. Jacques Espinasse (employment contract as of July 12, 2002), 12 months fixed and target bonus;

•	Mr. Frank Esser (employment contract as of May 22, 2000 as amended on October 4, 2002), 24 months fixed salary and target bonus in addition to the contract amount of indemnity payments;

•	Mr. Bertrand Meheut (employment contract of September 20, 2002), €2 million, including potential contract severance payments;

•	Mr. Doug Morris (employment contract within the Universal Music Group dated February 6, 2001 as amended on August 4, 2005 – until termination of his contract as Chairman and Chief Executive Officer of UMG: December 31, 2008) equal to the fixed salary and target bonus to be paid until the end of the contract (December 31, 2008); in any case, may not be less than one year’s salary;

•	Mr. René Pénisson (employment contract as of September 20, 2002). No contractual severance payment.
Vivendi Universal 2005 Consolidated Financial Statements / 140

28.1.4 PENSION PLANS
A complementary pension plan applicable to the executives of Vivendi Universal S.A., was adopted in December 1985 by the Compagnie Générale des Eaux. Beneficiaries are guaranteed a pension equal to a percentage of their basic remuneration. This percentage is determined according to the age of the retirement (48.6% at the age of 60, 60% at the age of 65) and a maximum amount of €300,000 (including pensions under the general regime).
To benefit from this regime, the following conditions must be satisfied: having a total of 15 years’ service within the company, ending his or her career within the group, all compulsory and optional pension provisions must be paid at the time of retirement and the beneficiary must be 60 years old. A payment of 60% of the amount of the pension is paid to the spouse in the event of the beneficiary’s death. The benefits are lost in the event of a departure from the company before the age of 60.
Members of the Management Board, holding an employment contract with Vivendi Universal S.A. are eligible to this regime, which they were entitled to before their appointment, under the above-described conditions.
At its meeting on March 9, 2005, the Board of Directors decided in principle to introduce an additional pension plan for senior executives, including members of the Management Board holding an employment contract with Vivendi Universal S.A., as presented to the Shareholders’ Meeting held on April 28, 2005 and to recognize a seniority of the Chairman of the Management Board.
Pursuant to the recommendation of the Human Resources Committee dated October 21, 2005, the Supervisory Board on December 6, 2005 authorized the establishment of an additional pension plan in accordance with the following rules: a minimum of three years in office, the progressive acquisition of rights according to seniority (over a period of 20 years); a reference salary for the calculation of the pension equal to the average of the last three years with a dual upper limit: the reference salary and a maximum of 60 times the Social Security upper limit (currently €1,864,000); acquisition of rights subject to an upper limit of 30% of the reference salary; application of the Fillon Act (maintenance of rights in the event of retirement at the initiative of the employer after the age of 55 years); and payment of 60% in the event of the beneficiary’s death. The benefits are lost in the event of a departure from the company, for any cause, before age 55.
There is no possibility to cumulate the additional regime and the complementary pension plan. Only the most favorable will be retained upon liquidation of retirement.
The grant of this additional retirement regime to certain members of the Management Board holding a French employment contract constitutes a regulated related-party agreement as described in the special report of the Statutory Auditors to be submitted to the Combined Shareholders’ Meeting on April 20, 2006, in accordance with Article L. 225-88 of the French Commercial Code.
Mr. Doug Morris, a member of the Management Board and Chairman and Chief Executive Officer of Universal Music Group, who holds an American employment contract, is entitled to the Seagram pension plan for a part of his career within the Group, for which the company has ceased to contribute. He also benefits from UMG pension plans applicable to all of UMG employees within the United States, for which UMG contributes up to a maximum amount of US$ 16,260 each year, in addition to employees’ contributions.
The total cost of the pension plans for members of the Management Board for 2005 was €2,194,155.
28.1.5 COMPENSATION OF THE SENIOR EXECUTIVES OF THE GROUP
The global aggregate amount of the ten principal compensation packages paid by Vivendi Universal S.A. in 2005 was a gross amount of €14.35 million, including benefits in kind. In addition, in 2005, the global aggregate amount of the top ten compensation packages paid for senior executives within the Group (nine of whom are American) was € 45.99 million, including benefits in kind.
All senior executives have waived their right to receive directors’ fees for their capacity as Board members or permanent representatives within controlled subsidiaries within the meaning of article L. 233-16 of the French Commercial Code.
Vivendi Universal 2005 Consolidated Financial Statements / 141

28.2.	Other related parties
28.2.1	Operations entered into during the normal course of business
In 2005 and 2004, most Vivendi Universal related companies were equity affiliates; e.g. NBC Universal (NBCU) (from May 12, 2004), Elektrim Telekomunikacja (up to December 2005), Neuf Cegetel (from August 22, 2005), UGC (up to December 15, 2005) and Veolia Environnement (up to December 9, 2004), as well as Cegetel S.A.S. (from January 1, 2004 to August 22, 2005; please refer to note 7 “Discontinued operations and assets held for sale in 2005 and 2004”) and Vodafone, 44% shareholder in SFR. The main related party transactions and amounts outstanding by these companies or Vivendi Universal are detailed hereunder:

		December 31,	December 31,
(In millions of euros)	Note	2005	2004
Assets
Non current content assets	12	€21	€—
Non current financial assets	15	181 (a)	435 (b)
Inventories	16	21	21
Accounts receivable and other	16	166	175
Short-term financial assets	15	—	1

Liabilities
Long-term borrowings and other financial liabilities	23	—	608 (c)
Accounts payable	16	261	169
Short-term borrowings and other financial liabilities	24	12	17

Statement of earnings
Revenues	4	645	675
Operating expenses	4	(781)	(809)
Financial income	5	—	46
Financial charges	5	—	(2)

		€(136)	€(90)

(a)	Including notes issued by Neuf Telecom for €180 million.

(b)	Including shareholder advances granted to Elektrim Telekomunikacja by Vivendi Universal and VTI (€379 million, net of provisions, as at December 31, 2004).

(c)	Included the promissory note to USI, a NBCU subsidiary, for €573 million, redeemed on January 28, 2005. Please refer to note 23 “Long-term borrowings and other financial liabilities as at December 31, 2005, December 31, 2004 and January 1, 2004”.
The following developments represent additional information on some of the related party transactions listed above.
UMG — signature of an agreement with Vodafone for the delivery of music content (2005)
Universal Music Group signed an agreement with Vodafone in November 2005 for the supply of multimedia content to Vodafone Live! customers. This range of music content services will notably include ring-tones, audio and video downloads and video streaming.
Canal+ Group — Agreement for exclusive first-broadcasting rights to NBCU studio’s production (equity affiliate of Vivendi Universal since May 12, 2004)
In December 2004, Canal+ Group and NBCU signed a long-term contract which gives Canal+ Group exclusive first-broadcasting rights to NBCU studio’s production. This deal is an extension of a previously signed commitment between these two groups.
As at December 2005, total off balance sheet commitments given by Canal+ Group to NBCU amounted to approximately €410 million. These commitments consist of broadcasting rights regarding NBCU programs broadcast on Canal+ Group channels, of NBCU channels broadcast on CanalSat, and of a movie production and
Vivendi Universal 2005 Consolidated Financial Statements / 142

distribution agreement with StudioCanal. This subsidiary also contracted distribution agreements with Universal Television Distribution and Universal Pictures International (received commitments amounting to €38 million). In 2005, Canal+ Group recorded revenues of €123 million and operating expenses of €90 million in respect of business with NBCU and its subsidiaries. As at December 2005, total receivables amounted to €35 million and total payables amounted to €34 million. In addition, Studio Canal invested up to €21 million in co-productions.
SFR — Cooperation with Vodafone (2005 — 2004)
Vodafone and SFR signed an agreement in 2003 to increase their cooperation and their joint economies of scale in a number of different areas through: coordination of their activities in the development and rollout of new products and services, including Vodafone live!; development of operational synergies in procurement (including IT and technology); and best practice sharing.
SFR — Cooperation with Cegetel S.A.S (2005)
SFR, which contributed 100% of the share capital of Cegetel S.A.S. in exchange for 28.19% of Neuf Telecom, is linked by a commercial agreement that came into effect on August 22, 2005 and gives Cegetel S.A.S. the right to carry a guaranteed volume of SFR calls at a predetermined price in 2006 and 2007.
Maroc Telecom — Contract with Casanet (2005 — 2004)
In 2003, Maroc Telecom and Casanet signed several conventions regarding the maintenance and administration of the IAM Internet portal (Menara), the hosting and development of the IAM mobile portal, the hosting of the IAM El Manzil site, the maintenance of the Menara portal new WAP modules and the production of content linked to these modules and the sale of leased line internet access on behalf of IAM.
28.2.2	Other transactions
SFR — Put option granted to SNCF on 35% of the share capital of Cegetel S.A.S. (2005-2004)
Under the terms of the partnership agreement concluded in 2003 between SFR and SNCF, SFR granted a put option to SNCF on 35% of the capital of Cegetel S.A.S. The commitment to purchase minority interest was recorded in borrowings and other financial liabilities for the present value of the purchase consideration, i.e. €304 million as at December 31, 2004. In August 2005, as part of the combination between Cegetel S.A.S. and Neuf Telecom, SFR acquired the stake held by SNCF for €401 million (please refer to note 2.2. “Combination of Cegetel S.A.S. with Neuf Telecom on August 22, 2005”).
Maroc Telecom — Convention with Al Akhawayn University
On December 21, 2004, the Supervisory Board authorized Maroc Telecom to sign a convention with Al Akhawayn University (the President of this University was a member of the Maroc Telecom Supervisory Board until March 2005). The aim of the convention is to establish a cooperation global framework in order to set up joint actions in scientific and technical fields where both entities share the same interests, in particular in the research and development and studies and consulting fields.
Vivendi Universal — Acquisition of 16% of the share capital of Maroc Telecom from the Kingdom of Morocco (2005-2004)
Please refer to note 2.1 “Acquisition of 16% of the capital of Maroc Telecom by Vivendi Universal on January 4, 2005”.
Vivendi Universal S.A. — Divestiture of the stake in UGC to family shareholders (2005)
In December 2005, when the call was exercised by the family shareholders, Vivendi Universal completed the divestiture of the 37.8% stake representing 40% of the voting interests, previously equity-accounted, held in UGC S.A.’s share capital for an amount of €89 million (including interest). The price may be adjusted depending on the date of an onward sale by UGC family shareholders within various periods of exercise of the call. During 2005, Vivendi Universal received €55 million in cash, with the remaining balance of approximately €34 million due between 2006 and 2008. This transaction generated a capital gain of €10 million.
Vivendi Universal S.A. and Veolia Environnement (2005-2004)
On December 20, 2002, Vivendi Universal and Veolia Environnement entered into an agreement in order to complete the separation of the two companies, following Vivendi Universal’s divestiture of 20.4% of Veolia Environnement’s capital stock. Pursuant to this agreement, guarantee and counter-guarantee agreements originally established in June 2000 were modified. This agreement is described in note 29.6 “Contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares”.
Vivendi Universal S.A. — Agreement signed between the Company and one of the members of the Supervisory Board — services contracts
Vivendi Universal 2005 Consolidated Financial Statements / 143

The Supervisory Board meeting held on June 7, 2005, in accordance with the provisions of article L. 225-86 of the French Code de commerce, approved the conclusion of a service contract with Conseil DG, chaired by Mr. Andrzej Olechowski, member of the Supervisory Board, for a period of one year renewable. This contract focuses on the defense and the perpetuation of the economic interests held by the company in the Telecoms and TV domains in Poland.
Pursuant to the said contract, the fees have been set as follows: a total fixed fee of €60,000 excluding tax, payable in monthly payments of €5,000 excluding tax, and a fixed results fee of €1,000,000 excluding tax in the event that a definite settlement of the court cases in Poland occurs during the contract, from which would be deducted the sums paid as fixed fees. From June 8 to December 7, 2005, Vivendi Universal paid €30,000 excluding taxes.
Note 29. Contractual obligations and contingent assets and liabilities
Vivendi Universal’s contractual obligations and contingent assets and liabilities include:
•	Contracts related to operations such as content commitments (please refer to note 10.3 “ Contractual content commitments as at December 31, 2005”), contractual obligations and commercial commitments recorded in the statement of financial position, including finance leases (please refer to note 12 “Property, plant and equipment as at December 31, 2005, December 31, 2004 and January 1, 2004”), off balance sheet operating leases and subleases and off balance sheet commercial commitments, such as long-term service contracts and purchase or investment commitments,

•	Commitments related to investments or divestitures such as share purchase or sale commitments, contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares, commitments resulting from shareholders’ agreements and collateral and pledges granted to third parties over Vivendi Universal’s assets,

•	Contingent assets and liabilities linked to litigations in which Vivendi Universal is either plaintiff or defendant (please refer to note 30 “Litigations”).
29.1.	Contractual obligations and commercial commitments recorded in the statement of financial position

Items recorded in the Consolidated		Total as at							Total as at
Statement of Financial Position		December	Payments due in						December
(In millions of euros)	Note	31, 2005	2006	2007	2008	2009	2010	After 2010	31, 2004
Long-term borrowings and other financial liabilities	23	€4,545	€—	€799	€393	€308	€1,209	€1,836	€5,357
including finance leases	12	362	—	40	30	15	16	261	440
Short-term borrowings and other financial liabilities	24	2,215	2,215	—	—	—	—	—	2,842

Total		€6,760	€2,215	€799	€393	€308	€1,209	€1,836	€8,199

Commitments specific to the following transactions are presented in the relevant notes:
–	contractual content commitments (note 10.3)

–	employee benefit commitments (note 21)

–	risk management (note 26).
29.2.	Off balance sheet operating leases and subleases as at December 31, 2005

	Future minimum	Payments due in
(in millions of euros)	lease payments	2006	2007	2008	2009	2010	After 2010
Buildings (a)	€1,475	€236	€216	€209	€195	€155	€464
Other	31	15	11	5	—	—	—

Leases	1,506	251	227	214	195	155	464

Buildings (a)	(57)	(12)	(12)	(13)	(12)	(5)	(3)

Subleases	(57)	(12)	(12)	(13)	(12)	(5)	(3)

Total net	€1,449	€239	€215	€201	€183	€150	€461

(a)	Mainly related to offices and technical premises.
As at December 31, 2005, €30 million of provisions were recorded in the statement of financial position with respect to operating leases.
In 2005, net expense recorded in the statement of earnings with respect to operating leases amounted to €394 million (including €395 million with respect to lease payments made and €1 million with respect to lease payments received).
As at December 31, 2004, future lease payments under operating leases amounted to €1,404 million.
Vivendi Universal 2005 Consolidated Financial Statements / 144

29.3. Off balance sheet commercial commitments as at December 31, 2005

	Future minimum	Payments due in
(in millions of euros)	payments	2006	2007	2008	2009	2010	After 2010
Satellite transponders	€883	€123	€130	€130	€130	€86	€284
Investment commitments (a)	183	179	4	—	—	—	—
Other	45	16	10	10	9	—	—

Given commitments	1,111	318	144	140	139	86	284

Satellite transponders	(47)	(23)	(16)	(7)	(1)	—	—
Other	(6)	(6)	—	—	—	—	—

Received commitments	(53)	(29)	(16)	(7)	(1)	—	—

Total net	€1,058	€289	€128	€133	€138	€86	€284

(a)	Mainly related to SFR and Maroc Telecom.
As at December 31, 2004, off balance sheet commitments related to satellite transponders amounted to €683 million.
29.4. Other given and received commitments relating to operations

References	Nature of the commitment	Amount of the commitment	Expiry
	Given

	Undrawn facilities as at February 21, 2006	€3,370 million (please refer to note 26.5).	2010

1	UMTS license (assigned in August 2001)	1% of revenues earned.	2021

	Obligations related to the permission to use the Consolidated Global Profit System	- Creation of 2,100 jobs within 5 years (561 already created in 2005);	2009

		- Payment of €5 million annually for 5 years (€5 million already paid).	2009

	Individual entitlement to training of French employees	Approximately 441,000 hours as at December 31, 2005	—

2	Various other miscellaneous guarantees given	€211 million	—

	Received

1	Licenses for SFR networks and for the supply of telecommunications services: GSM (March 1991 — March 2006) and UMTS (August 2001 — August 2021)	-	2006 / 2021

	Various other miscellaneous guarantees received	€72 million	—
The following developments represent additional information on some of the off balance sheet commitments listed above.
(1)	SFR holds licenses for its networks, and for the supply of its telecommunications services in France for a period of 15 years for GSM (March 1991-March 2006), and 20 years for UMTS (August 2001-August 2021). On the acquisition of the UMTS license, the fixed amount paid, i.e. €619 million, was recorded as an intangible asset (please refer to note 11 “Other intangible assets as at December 31, 2005, December 31, 2004 and January 1, 2004”). Since the variable part of the fee (equal to 1% of GSM revenues) cannot reliably be determined, it is recorded as an off balance-sheet commitment. It is recorded as an expense when incurred. The terms for the renewal of the GSM license, which terminates in March 2006, were set by the French telecommunications regulator and French Finance Ministry on March 24, 2004. The terms require the payment of a fixed annual fee of €25 million and a variable fee equal to 1% of GSM revenues. The new terms are associated with commitments to extend the network, principally to include zones not currently covered.

(2)	Including a guarantee capped at €21 million that would be reimbursed in approximately 5 years, if it were to be called. In addition, Vivendi Universal grants guarantees in various forms to financial institutions on behalf of its subsidiaries in the pursuit of their operations.
29.5. Share purchase and sale commitments

References	Nature of the commitment	Amount of the commitment	Expiry
Given

1	Divestiture of NC Numéricâble (March 2005)	Call options granted on the stake held in Ypso Holding.	2008-2011

	Various other miscellaneous arrangements given	€6 million	—

Received

2	NBC-Universal transaction (May 2004) and amendments in June 2005	- Ability to sell NBC Universal shares on the market beginning in 2007 (up to $3 billion in 2007 and $4 billion each year thereafter);	—

		- Put option to General Electric under certain circumstances;	—

		- General Electric call option exercisable from May 11, 2010 for a 12—month period.	—
Vivendi Universal 2005 Consolidated Financial Statements/145

(1)	As part of the divestiture of NC Numéricâble in March 2005, Canal+ Group granted two call options to Cinven and Altice, at a pre-defined price, on its stake in Ypso Holding (holding company of the new group). The first option concerns half of Canal+ Group’s stake while the second option concerns Canal+ Group’s remaining stake. These options can be exercised during one year starting on March 31, 2008 and March 31, 2010 respectively (please refer to section 29.6 hereunder). Please refer to note 32.3 “Divestiture of the residual 20% stake in Ypso — January 31, 2006.

(2)	As part of the NBC-Universal transaction which occurred in May 2004, Vivendi Universal received certain liquidity commitments and guarantees from General Electric (GE). As part of the agreements with GE, Vivendi Universal is entitled to sell its stake in NBCU under mechanisms providing for exit conditions at fair market value. In connection with the unwinding of IACI’s interest in VUE on June 7, 2005, the dates initially set for Vivendi Universal’s liquidity rights in the original NBCU agreement were deferred by one year, including the date GE may exercise its call right on Vivendi Universal’s equity interest. As a result, Vivendi Universal will be able to monetize its equity interest in NBCU beginning in 2007, for an amount up to $3 billion in 2007 and $4 billion in 2008 and each year thereafter. GE will have the right to pre-empt any Vivendi Universal sale to the market.

Under certain circumstances, if Vivendi Universal does exercise its right to monetize its equity interest in NBCU and if GE does not exercise its pre-emption right, Vivendi Universal will be able to exercise a put option to GE. Lastly, for a 12-month period commencing on May 11, 2010 (sixth anniversary of completion of the NBC-Universal transaction), GE will have the right to call either (i) all of Vivendi Universal’s NBCU shares, or (ii) $4 billion of Vivendi Universal’s NBCU shares, in each case at the greater of their market value at the time the call is exercised or their value as determined at the time of the NBC-Universal transaction (i.e. $8.3 billion). If GE calls $4 billion, but not all, of Vivendi Universal’s NBCU shares, GE must call the remaining NBCU shares held by Vivendi Universal by the end of 12-month period commencing on May 11, 2011 (seventh anniversary of completion of the NBC-Universal transaction). Please refer to section 29.6 hereunder.
Vivendi Universal 2005 Consolidated Financial Statements/146

29.6.	Contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares

References	Nature of the commitment	Amount of the commitment	Expiry
	Contingent liabilities

	Divestiture of UMG supply and distribution operations (May 2005)	Supply and distribution contracts signed with the buyer EDC.	2015

	Divestiture of UMG’s UK manufacturing facilities (2002)	Supply contract signed with the buyer for €25 million.	2007

	Commitment to the Royalty Services LLP starting in 2007	Use of their services for the management of royalties to artists and repertoire owners for a seven-year period starting at the setting of the special purpose software	2014

	Contingent compensation for acquired games studios	€17 million under conditions	2009

1	NBC-Universal transaction (May 2004) and amendments in June 2005	- Breaches of obligations relating to retained businesses and liabilities, and the divestiture of certain businesses capped at $2,088 million;	—

		- Obligation to cover the Most Favored Nation provisions limited to 50% of every dollar of loss up to $50 million and to 100% of all losses in excess for $50 million;	—

		- Violation of environmental laws and remedial actions: indemnification of aggregate losses stemming from VUE operations. $325 million minimum ($10 million threshold).	2014

2	Divestiture of Canal+ Nordic (October 2003)	- Specific guarantee capped at €50 million.	2010

		- Other specific guarantees capped at €8 million (provisioned)	—

	Divestitures of Canal+ Technologies (January 2003), Canal+ Belgique and Canal+ N.V. (December 2003) and Canal+ Pays-Bas (August 2004)	- Customary guarantees capped at a cumulated €9 million (except for tax and employee-related liabilities).	2006

		- Specific guarantees capped at a cumulated €12 million (provisioned up to €8 million).

	Divestiture of the Studio Expand animation and entertainment operations, some of MultiThématiques assets (2004) and Régie Outremer (June 2005)	Customary guarantees capped at a cumulated €26 million.	2014

3	Divestiture of Sportfive (2004)	Guarantees capped at €50 million excluding tax guarantee (€3.5 million threshold)	2006

4	Divestiture of NC Numéricâble (March 2005)	- Customary guarantees capped at €42 million counter-guaranteed by France Telecom up to €26 million.	2006

		- Specific guarantees capped at €241 million (including tax and social risks) counter- guaranteed by France Telecom up to €151 million. €15 million of provisions.	2006

5	Divestiture of Xfera (2003)	Counter-guarantee of €55 million to banks in connection with Spanish UMTS frequency spectrum fees (provisioned up to €20 million).	—

6	Guarantees given by Veolia Environnement subsidiaries counter-guaranteed by Veolia Environnement	€13 million counter-guaranteed by Veolia Environnement.	—

	Divestiture of fixed line telecommunications in Hungary (May 2003)	Customary guarantees related, among other, to 2002 license payments	—

	Divestiture of Monaco Telecom (June 2004)	- Guarantees capped at €90 million (€2.5 million threshold)	2006

		- Specific guarantees capped at €20 million	2009

	Divestiture of Kencell (May 2004)	- Guarantees capped at $40 million	2006

		- Specific guarantees	—

7	Divestiture of Houghton Mifflin (December 2002)	Guarantees relating to the environment, to tax and employee matters and to share ownership	2007

	Divestiture of 50% stake in Vizzavi (August 2002)	Customary guarantees	—

	Dismantling of MP3 operations (2003)	Guarantees to insurers	—

8	Divestiture of Sithe (December 2000)	Guarantees capped at $480 million	—

9	Real estate defeasance	€240 million	2006

10	Sale of real estate assets (June 2002)	- Vendor warranties	2007

		- Autonomous first demand guarantees capped at €150 million total	2017

11	Divestiture of UCI (October 2004, May and October 2005)	Customary guarantees limited to €145 million	2006-2009

	Various other miscellaneous contingent liabilities	€10 million	2007

	Contingent assets

	Divestiture of UMG supply and distribution operations (May 2005)	- Future $22 million rebates granted by the buyer related to the US businesses;	2009

		- Future €15 million rebates granted by the buyer related to the European businesses.	2014

	Divestiture of the music clubs, Dial and UGD (2004)	Earn out dependent on 2005 turnover levels up to €6 million.	—

4	Guarantees on divestiture of NC Numéricâble	€177 million counter-guaranteed by France Telecom	2006

	Acquisition of several companies within MultiThématiques and Expand	Guarantees from the sellers for approximately €17 million.	2007

12	Divestiture of 37.8% stake in UGC (December 2005)	- Earn out variable depending on different factors	—

		- Security on UGC shares	—

	Various other miscellaneous contingent assets	€23 million	—
The followings developments represent additional information on some of the off balance sheet commitments listed above.
(1)	As part of the NBC-Universal transaction which occurred in May 2004, Vivendi Universal and General Electric (GE) gave certain reciprocal commitments customary for this type of transaction, and Vivendi Universal retained certain liabilities relating to taxes and excluded assets. Vivendi Universal and GE undertook to indemnify each other against losses stemming from among other things any breach of their respective representations, warranties and covenants.

Neither party will have any indemnification obligations for losses arising as a result of any breach of representations and warranties (i) for any individual item where the loss is less than $10 million and (ii) in respect of each individual item where the loss is equal to or greater than $10 million except where the aggregate amount of all losses exceeds $325 million. In that event, the liable party will be required to pay the amount of losses which exceeds $325 million, but in no event will the aggregate indemnification payable exceed $2,088 million.

In addition, Vivendi Universal will have indemnification liabilities for 50% of every U.S. dollar of loss up to $50 million and for all losses in excess for $50 million relating to liabilities arising out of the Most Favored Nation provisions set forth in certain contracts.

As part of the unwinding of IACI’s interest in VUE on June 7, 2005, Vivendi Universal and IACI agreed to terminate their pending tax dispute, enabling Vivendi Universal to cancel the $91 million letter of credit issued in favor of IACI in August 2004. In addition, Vivendi Universal’s obligation to pay up to $520 million to NBC Universal in respect of any loss from the sale of Universal Parks and Resorts was eliminated. Finally, Vivendi Universal’s commitments with regard to environmental matters were amended and Vivendi Universal’s liability is now subject to a de minimus exception of $10 million and a payment basket of $325 million.
Vivendi Universal 2005 Consolidated Financial Statements/147

The representations and warranties other than those regarding authorization, capitalization and tax representations terminated on August 11, 2005. Notices of claims for indemnity for environmental matters must be made by May 11, 2009, except for remediation claims which must be brought by May 11, 2014. Other claims, including those related to taxes, will be subject to applicable statutes of limitations.

(2)	In connection with the divestiture of Canal+ Nordic in October 2003, the Group granted certain customary guarantees to the acquirers up to €22 million, which expired in 2005. A specific guarantee was also granted up to €50 million, expiring in April 2010. Its application could be extended under certain conditions. Two guarantees given to American studios on output deals retained by Canal+ Group, amount respectively to a maximum of €20 million and $15 million over the life of the contracts. These guarantees are covered by a back-to-back agreement by the buyers. Canal+ Group has also kept distribution guarantees towards Canal Digital and Telenor Broadcast Holding on behalf of its former subsidiary. These guarantees are covered by a back-to-back agreement by the buyers.

(3)	In connection with the divestiture of Sportfive in 2004, both sellers, i.e. RTL Group and Canal+, granted customary guarantees and specific guarantees related to the collection of certain receivables as well as several litigations, expiring on June 30, 2006. The guarantees are capped at €100 million for the sellers (€7 million threshold), i.e., €50 million for Canal+ Group. The sellers also granted customary tax guarantees with no limit as to amount.

(4)	As part of the divestiture of NC Numéricâble on March 31, 2005, Canal+ Group granted the buyer, Ypso France, several customary guarantees expiring on December 31, 2006 for an amount capped at €42 million. These guarantees are covered by a €26 million counter-guarantee given by France Telecom in respect to the cable networks used by NC Numéricâble. In addition, Canal+ Group granted specific guarantees with a €241 million cap (including tax and social risks), for which €15 million of provisions were accrued as at December 31, 2005. Specific risks related to cable networks used by NC Numéricâble are included in this maximum amount and are counter-guaranteed by France Telecom up to €151 million. In addition, Canal+ Group also recorded a €5 million provision, following the dispute with the buyers concerning the amount of net debt sold to them. Furthermore, if Canal+ Group sells its shares in Ypso, Altice will receive part of the capital gain realized by Canal+ Group if it exceeds a certain amount.

(5)	In connection with its investment in Xfera which was sold in 2003, Vivendi Universal granted counter-guarantees of €55 million to a group of banks, which provided a guarantee to the Spanish government covering payment by Xfera of UMTS frequency spectrum fees. The risks associated with these commitments have been provided for €20 million.

(6)	As at December 31, 2005, Vivendi Universal continued to guarantee commitments given by Veolia Environnement subsidiaries for a total amount of approximately €13 million, mainly relating to performance guarantees given to local authorities (including New Bedford). All these commitments are being progressively transferred to Veolia Environnement and have been counter-guaranteed by the latter.

(7)	Under the terms of the agreement governing the sale of Houghton Mifflin shares in December 2002, all the guarantees granted by Vivendi Universal expired on June 30, 2004, except those relating to intellectual property which expired at the end of December 2005, guarantees relating to the environment which expire in December 2007, guarantees relating to tax and employee matters subject to statutes of limitation and guarantees relating to share ownership which are unlimited in time.

(8)	In connection with the sale of its 49.9% interest in Sithe to Exelon in December 2000, Vivendi Universal granted guarantees on its own representations and those of Sithe. Claims, other than those made in relation to foreign subsidiary commitments, are capped at $480 million. In addition, claims must exceed $15 million, except if they relate to foreign subsidiaries or the divestiture of certain electrical stations to Reliant in February 2000. Some of these guarantees expired on December 18, 2005.

(9)	An annual rental guarantee of €12 million was granted by Vivendi Universal to the buyer of the Berlin building Quartier 207 in 1996. The building and the debt used for its acquisition are not consolidated by Vivendi Universal because the related annual rental guarantees are to terminate in December 2006, following the likely exercise by the buyer of the building of the put option granted by the Dresdner Bank.

(10)	As part of the sale of real estate assets in June 2002 to Nexity, Vivendi Universal granted two autonomous first demand guarantees, one for €40 million and one for €110 million to several subsidiaries of Nexity (SAS Nexim 1 to 6). The guarantees are effective until June 30, 2017. These autonomous guarantees are in addition to the vendor warranties granted by Sig 35, Vivendi Universal’s subsidiary, to SAS Nexim 1 to 6 in connection with guarantee contracts dated June 28, 2002. The vendor warranties are valid for a period of 5 years, from June 28, 2002, except those relating to litigation (valid until the end of the proceedings), tax, custom, and
Vivendi Universal 2005 Consolidated Financial Statements / 148

employee-related liabilities (statute of limitations plus 3 months) and the decennial guarantee applicable to real estate.
(11)	In connection with the divestiture of its 50% stake in UCI in October 2004, Vivendi Universal granted customary guarantees to the buyer capped at €135 million. These guarantees expire on April 28, 2006, except for guarantees relating to environment matters which expire on April 28, 2007 and guarantees relating to tax matters which expire at the end of the applicable statute of limitations period. At the same time, Vivendi Universal continues to provide guarantees in respect of UCI rent commitments to owners of cinema theaters in Germany of approximately €127 million as at December 31, 2005. It received counter-guarantees in this respect from the purchaser of its 50% stake. In addition, as part of the separate disposal of the group’s 50% stake in UCI Brazil in October 2005, Vivendi Universal granted guarantees covering lease and operational matters as above capped at $14 million and expiring October 12, 2008.

(12)	Vivendi Universal has a first rank security on UGC shares held by family shareholders to guarantee the payment of its loan to the latter following the divestiture of its 37.8% stake in UGC in December 2005. In addition, if the shares are resold by family shareholders at a price higher than the repurchase one, an earn out will be due to Vivendi Universal depending on the resale date, over different periods according to the repayment dates of the loan.
Several guarantees issued in 2005 and in prior years expired. The statute of limitations of certain guarantees relating to employee and tax liabilities has not yet run out. To the best of our knowledge no material claims have been made to date.
29.7. Shareholder agreements
Under existing shareholder agreements (SFR, Maroc Telecom, CanalSat etc.), Vivendi Universal has obtained certain rights (pre-emption rights, priority rights, etc.) which enable it to control the capital structure of consolidated companies owned partially by other shareholders. Conversely, Vivendi Universal has granted similar rights to the latter in the event that it sells its interests to third parties.
In addition, Vivendi has received or given, pursuant to other shareholder agreements or provisions of the bylaws of consolidated entities, equity affiliates or unconsolidated interests (Elektrim Telekomunikacja, Neuf Telecom, Amp’d etc.) certain rights (pre-emption and other rights) enabling it to protect its shareholder rights.
Finally, Canal+ Group and Lagardère shareholders’ agreement signed on July 11, 2000 (when the latter entered into CanalSat’s share capital) and modified on November 21, 2000, provides certain rights to Canal+ Group or Lagardère for them to exercise contingent call or put options on their stake in CanalSat subject to the completion of certain conditions (such as blocking situations, change of control, etc.).
29.8. Collaterals and pledges as at December 31, 2005

				December 31, 2005			December 31, 2004
					Total recorded in
				Amount of	the Consolidated
				asset	Statement of	Corresponding	Amount of asset
Nature of assets collaterized or pledged	Note	Inception Date	Maturity	pledged	Financial Position	percentage	pledged
	(In millions of euros)
On financial assets
- Pledge on Maroc Telecom shares (corresponding to a 35% interest) to guarantee payment of the put option granted to the Kingdom of Morocco in respect of a 16% stake in Maroc Telecom	2.1	April 2003	January 4, 2005	€—	€—	—	€1,518	(a)
- Pledge on NBC Universal shares equal to 125% of the promissory note issued to USI in order to guarantee this financing	23.1	May 2007	January 28, 2005	—	—	—	716
- Pledges on other financial assets		1997	2016	49	3,783	1%	50
On other assets
- Miscellaneous cash collaterals		2004	nd**	1	2,902	ns***	13

Total				50	na*	na*	2,297

*	na: not applicable; **nd: not determined; ***ns: non significant
(a)	As the pledged shares are shares of a consolidated company, they are eliminated in the Consolidated Statement of Financial Position and the amount indicated corresponds to the value of the shares in the statutory accounts of the holding company.
Vivendi Universal 2005 Consolidated Financial Statements / 149

Note 30. Litigations

Vivendi Universal is subject to various litigations, arbitrations or administrative proceedings in the normal course of its business.

The expenses which may result from these proceedings are only recognized as a provision when they become likely and when their amount can either be quantified or estimated on a reasonable basis. In the last case, the amount of the provision represents Vivendi Universal’s best estimate of the risk. The amount of the provision recognized is calculated based on an appraisal of the level of the risk, bearing in mind that the occurrence of an ongoing event may lead, at any time, to a reappraisal of the risk. As at December 31, 2005, provisions recorded by Vivendi Universal with respect to all litigations amounted to €281 million.

The situation of proceedings disclosed hereunder is described as at February 21, 2006, day of the Management Board meeting held to approve Vivendi Universal’s financial statements for the year ended December 31, 2005.

To the Company’s knowledge, there are no legal or arbitration proceedings or any facts of an exceptional nature which may have or have had in the recent past a significant effect on the Company and on its group’s financial position, profit, business and property.

Vivendi Universal or companies within its group are defendants in the following litigation, in particular:

•	COB/AMF investigation opened in July 2002

On September 12, 2003, following the investigation opened by Autorités des Marchés (AMF) (formerly the Commission des Opérations de Bourse (COB)) on July 4, 2002, the AMF notified Vivendi Universal of facts which, in its view, could result in an administrative penalty for non-compliance with sections 1, 2, 3 and 4 of Regulation 98-07.

The facts complained of, which took place prior to the changes made in the management of Vivendi Universal in July 2002, related first to the financial information resulting from the methods of consolidation of the companies Cegetel, Maroc Telecom and Elektrim Telekomunikacja, in terms of French accounting standards, and secondly, to other items of financial information.

Vivendi Universal challenged these allegations, taking the view, shared by its auditors, that the methods of consolidation of these companies, applied over the period subject to the COB’s investigation, were in accordance with the applicable accounting regulations.

The AMF Sanction Commission notified Vivendi Universal of its decision on December 7, 2004. Vivendi Universal was ordered to pay a financial penalty of €1 million. The equity method of consolidation of Elektrim Telekomunikacja, for the fiscal year 2001 only, was challenged by the AMF which considered that Elektrim Telekomunikacja, should have been consolidated by way of proportionate consolidation.

On February 4, 2005, Vivendi Universal appealed against the decision in the Paris Court of Appeal. Vivendi Universal took the view, shared by its auditors, that the method of consolidation of Elektrim Telekomunikacja, applied over the period subject to the COB’s investigation, was in accordance with the applicable accounting regulations.

On June 28, 2005, the Paris Court of Appeal partially overturned the decision of the AMF Sanctions Commission and reduced the amount of the penalty imposed by the AMF against Vivendi Universal from €1 million to €300,000. In this decision, the Paris Court of Appeal validated Vivendi Universal’s accounting treatment.

On August 25, 2005, the AMF appealed against this decision before the French Supreme Court (Cour de Cassation).

On February 3, 2006, Vivendi Universal submitted its briefs in response.

•	AMF investigation of the company’s share repurchases opened in May 2002

On May 4, 2004, the AMF commenced an investigation into Vivendi Universal’s purchase of its own shares between September 1, 2001 and December 31, 2001. The inquiry report has not been submitted to the Sanctions Commission but on June 6, 2005 the AMF submitted this report to the Public prosecutor’s office that led to additional prosecution’s charges joined to the investigation initiated by the financial department of the Parquet de Paris (see below).

•	AMF investigation in connection with the issuance of mandatorily redeemable notes (ORA) in November 2002

On January 18, 2005, Vivendi Universal and two of its senior executives, Jean-René Fourtou and Jean-Bernard Lévy, were served with a notice of complaint issued by the AMF following the inquiry made into observed movements in the Vivendi Universal share price at the time of the issuance of notes mandatorily redeemable for new shares of Vivendi Universal in November 2002.

The AMF complaint against Vivendi Universal is that Deutsche Bank sold institutional investors a product comprising both notes mandatorily redeemable for new shares of Vivendi Universal and hedging in respect of the Vivendi Universal shares, the description of which was not sufficiently detailed in the prospectus. Vivendi Universal takes the view that it fully complied with its obligations as an issuer to provide information, and Vivendi Universal and its two senior executives intend to challenge these complaints before the AMF Sanctions Commission.

•	Investigation by the financial department of the Parquet de Paris

The investigation initiated by the financial department of the Parquet de Paris for the publication of false or misleading information regarding the financial situation or forecasts of Vivendi Universal, as well as the publication of untrue or inaccurate financial statements (for financial years 2000, and 2001) is ongoing. The application for Vivendi Universal to be joined as a civil party was definitively granted by an order of the Court of Appeal dated June 25, 2003.

It is too early to predict with certainty the precise outcome of the disputes set out below, to determine their duration or to quantify any potential damages. In the opinion of Vivendi Universal, the claimants’ complaints are without legal or factual cause of action. Vivendi Universal plans to defend vigorously against them and will assert all its rights.

•	Securities class action in the United States

Since July 18, 2002, sixteen claims have been filed against Vivendi Universal, Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. On September 30, 2002 the New York court decided to consolidate these claims in a single action under its jurisdiction entitled In re Vivendi Universal S.A. Securities Litigation.

The plaintiffs allege that, between October 30, 2000 and August 14, 2002, the defendants violated certain provisions of the US Securities Act of 1933 and US Securities Exchange Act of 1934. On January 7, 2003, they filed a consolidated class action suit that may benefit potential groups of shareholders. Damages of unspecified amount are claimed. Vivendi universal contests these allegations.

The proceedings are currently in the stage of discovery in which the plaintiffs have to prove a violation that caused a loss to the shareholders.

In parallel with these proceedings, the procedure for certification of the potential claimants as a class with standing to act on behalf of all shareholders (“class certification”) is ongoing. The judgment on the class certification is expected in the course of 2006.

•	Elektrim Telekomunikacja

Since the purchase on December 12, 2005 of the 2% of the companies Elektrim Telekomunikajca Sp. Z.o.o (Telco) and Carcom Warszawa (Carcom) held by Ymer, Vivendi Universal is a 51% shareholder in Telco and Carcom, companies organized and existing under the laws of Poland which own, either directly or indirectly 51% of the capital of Polska Telefonica Cyfrowa (PTC), the primary mobile telephone operator in Poland (see organization chart in Note 2.3). These shareholdings are the subject of several litigations the most important of which are described below.
- Arbitral Award Rendered in Vienna on 26 November 2004 (the “Vienna Award”)
In December 2000, Deutsche Telekom (DT) initiated arbitration proceedings in Vienna against Elektrim and Telco in order to challenge the validity of the contribution of 48% of the capital of PTC made in 1999 by Elektrim to Telco.

In the Award notified to the parties on 13 December 2004, it was ruled that:
- The Telco transfer is ineffective and the PTC shares which were the subject of this transfer remained Elektrim’s property at all material times;
- The transfer of the PTC shares to Telco by Elektrim does not as such qualify as a Material Breach under Article 16.1 of the Shareholders Agreement but it would do so in case Elektrim would not recover the shares from Telco within two months as the latest from the notification of the award;
- DT’s Economic Impairment Claim is dismissed;
- It has no jurisdiction over Telco and DT’s claims against Telco cannot be entertained in this Arbitration;
Given that the arbitral tribunal ruled that it had no jurisdiction with respect to Telco, Vivendi Universal considers that the Vienna Award is not binding over Telco and does not affect Telco’s ownership rights with respect to the PTC shares.

On August 3, 2005, the Vienna arbitral tribunal rendered its final award with respect to costs, thereby concluding these proceedings. Telco was not submitted to any costs and was granted reimbursement of its costs.

On December 20, 2005, the commercial tribunal of Vienna partly void the award (refer below).
- Exequatur Proceedings of the Vienna Award before Polish Courts
On February 2, 2005, Elektrim and DT obtained a partial exequatur of the Vienna Award, the Warsaw Court (Regional Court — Civil Division) having recognized only the first three points of the award’s provisions. In 2005, Telco appealed this partial exequatur decision for having violated the terms of the New York Convention of June 10, 1958 on the recognition and execution of foreign arbitral awards and its right to a fair hearing. On February 23, 2005, the General Prosecutor of Warsaw also lodged an appeal against this decision. A hearing before the Appeal Court of Warsaw has been scheduled for March 29, 2006.
- Declaratory Proceedings before the Polish Courts
Following the Vienna Award, in December 2004, Telco initiated proceedings on the merits with the intention of obtaining a declaratory judgment confirming that it is the rightful owner of the PTC shares. At Telco’s request, the Warsaw Court (Regional Court — Commercial Division), by a protective injunction dated December 30, 2004, prohibited any changes to the shareholders’ registry kept by PTC in which Telco is registered. DT and Elektrim have appealed this injunction.
- Proceedings before the Trade and Companies Registry of Warsaw
On February 25, 2005, despite the injunction of December 30, 2004, the Warsaw court responsible for the Trade and Companies Registry, registered Elektrim on the said Registry as a shareholder of PTC in place of Telco, on the basis of a list of PTC’s shareholders and deliberations of the company governing bodies prepared and provided by DT and Elektrim under circumstances which Telco and PTC consider to constitute fraud. Telco appealed this registration decision and lodged a complaint with the Warsaw Prosecutor.
On August 26, 2005, the Warsaw Court of Appeal quashed the decision of February 25, 2005. Consequently, on November 15, the Trade and Companies Registry re-registered Telco as a shareholder of PTC and its representatives as members of the Management Board of PTC. However, the current management of PTC, appointed by DT and Elektrim, is still, to date, refusing the Telco representatives access to PTC’s premises.
- Proceedings concerning the “Mega” operation before Polish Courts
In October 2005, following searches of the Trade and Companies Registry, Telco discovered that Elektrim had, on January 31, 2005, supposedly contributed the 48% of the PTC capital which belonged to Telco to one of its subsidiaries, the company Mega, at a value which was considerably less than their market value. The searches carried out by Telco have also shown that on June 15, 2005 Elektrim pledged the shares it held in Mega’s capital to the company PAI Media, as guarantee for a loan of 90 million euros granted by PAI Media to ZE PAK another Elektrim subsidiary. Telco has initiated all the proceedings in Poland which are necessary to have invalidated these fictive transactions which relate to its shareholding in PTC. Civil liability proceedings against the directors of Mega, PAI Media and Elektrim have also been initiated. In addition, Telco has lodged a complaint with the Warsaw Prosecutor.
- Proceedings for the annulment of the Vienna Award before the Austrian Courts
On December 20, 2005, the Vienna Commercial Court annulled at Telco’s request the first sub-paragraph of the Vienna award which deemed that the contribution of the PTC shares made by Elektrim to Telco in 1999 had been ineffective and that the PTC shares which are the subject of the said transfer had never left Elektrim’s ownership. All the other rulings of the Vienna Award were left unchanged, including the ruling which referred to the absence of jurisdiction of the arbitral tribunal with respect to Telco. The Vienna Commercial Court in particular considered that the arbitral tribunal, after having declared non-jurisdiction with respect to Telco, had contradicted itself by rendering a decision which was likely to affect Telco’s rights. On February 3, 2006, DT and Elektrim have appealed this decision.
- Vivendi Universal’s case against the Polish State
On February 28, 2005, Vivendi Universal has, in the context of the amicable recovery proceedings provided in the treaty, commenced proceedings to seek the Republic of Poland to comply with its commitments in terms of the protection and fair treatment of investors pursuant to the “Agreement between the Government of the Republic of France and the Government of the Republic of Poland on the reciprocal encouragement and protection of investments” signed on February 14, 1989.
- Arbitration Proceedings before the London Court of International Arbitration (LCIA)
On August 22, 2003, Vivendi Universal and Vivendi Telecom International S.A. (VTI) lodged an arbitration claim with an arbitration court under the auspices of the London Court of International Arbitration (LCI) against Elektrim, Telco and Carcom Warszawa. This request for arbitration takes place in relation with the Third Amended and Restated Investment Agreement of September 3, 2001 entered into by and among Elektrim, Telco, Carcom, Vivendi Universal and VTI. The purpose of this Agreement, amongst other things, is to govern relations between Vivendi Universal and Elektrim within Telco. The initial subject matter of the dispute related to the entry into force of certain provisions of this agreement, but has been extended since then by Elektrim to its global validity. Vivendi Universal additionally requested the LCIA to rule on Elektrim’s contractual liability resulting from its breach of this agreement.

On March 24, 2005, the LCIA took preventive action against Elektrim prohibiting it from transferring the PTC shares and enjoining it to exercise all the rights attached to the shareholding in PTC in accordance with Telco’s instructions. The interim measure was confirmed on April 28, 2005. From the 23rd to the 27th January 2006, hearings took place in London as to the validity of this agreement.
- Proceedings before the Polish Competition and Consumer Protection Office
On April 7, 2005, the Polish Competition and Consumer Protection Office opened an enquiry in order to determine whether Vivendi Universal controlled Ymer (owner of 2% of Telco’s capital until December 2005) and whether it consequently violated the provisions of the national law of December 15, 2000 on the protection of competition by omitting to declare its taking control of Telco.
- Proceedings against DT before the Paris Commercial Court
In April 2005, Vivendi summoned DT before the Paris Commercial Court for criminal responsibility for having wrongfully terminated negotiations. In September 2004, DT ended, without prior notice and without justifying it by legitimate reasons, tripartite negotiations with Elektrim which had begun one year earlier in relation to the transfer of 51% of PTC to DT. Vivendi Universal considers that this abrupt withdrawal was motivated by DT’s wish to appropriate the PTC shareholding at a lower cost by maneuvers which Vivendi Universal considers to be illegal. Vivendi Universal is claiming compensation from DT which is today estimated at 2.2 billion euros, corresponding to the harm suffered as a result of DT’s behaviour.

•	DuPont tax litigation

Seagram, then Vivendi Universal as successor to Seagram’s rights, had been in discussion with the US Internal Revenue Service (IRS) since 1998 when, on August 21, 2003, Vivendi Universal received notice from the IRS challenging the tax treatment submitted by Seagram in its Form 10-K in the context of the redemption by DuPont in April 1995 of 156 million of its own shares held by Seagram.

The IRS claims tax of $1.5 billion plus interest. On October 31, 2003, Vivendi Universal challenged this demand in the US Tax Court. Vivendi Universal and the IRS filed their respective submissions before the U.S. Tax Court and the discovery of documents is ongoing.

Vivendi Universal continues to believe that the tax treatment adopted in 1995 is fully compliant with US tax laws at the time. While the outcome of any controversy cannot be predicted with complete certainty, Vivendi Universal considers that this dispute with the IRS, if decided against Vivendi Universal, would not have a significant effect on its overall financial situation. Furthermore, Vivendi Universal considers that it has made the appropriate provisions in its accounts regarding this litigation.

•	French Competition Council — mobile telephone market

On December 1, 2005, the French Competition Council issued an order against French mobile telephone operators in respect of the operation of the mobile telephone market, principally during the period 2000-2002. The resulting fine paid by SFR, which amounted to €220 million, has been entered in the accounts as an expense and was paid during the 2005 fiscal year. However, SFR considers the fine to be unjustified and unrelated to the facts of the case, and it has therefore appealed the order. SFR is involved in contentious proceedings brought by customers and consumer associations connected with this order, but since it is challenging the order and is not in a position to determine the potential impact of the outcome of these proceedings, has not made any provision in its accounts in this respect.

Furthermore, SFR is involved in other contentious proceedings commenced in relation to competition law, frequently in common with other telephone operators. To the extent SFR is not in a position to determine the potential impact of the outcome of these proceedings, it has not made any provision in its accounts in this respect.
Note 31. Major consolidated entities as at December 31, 2005 and 2004
As at December 31, 2005, 399 entities were consolidated or accounted for using the equity method versus 437 companies at December 31, 2004.
C: Consolidated; E: Equity; NC: Not Consolidated

		December 31, 2005				December 31, 2004
			Accounting	Voting	Ownership	Accounting	Voting	Ownership
	Note	Country	Method	Interest	Interest	Method	Interest	Interest
Vivendi Universal S.A.		France		Parent company			Parent company

Universal Music Group
Universal Studios Holding I Corp.	32.4	U.S.	C	92%	92%	C	92%	92%
PolyGram Holding, Inc.		U.S.	C	100%	92%	C	100%	92%
Universal Music Group, Inc.		U.S.	C	100%	92%	C	100%	92%
UMG Recordings, Inc.		U.S.	C	100%	92%	C	100%	92%
Centenary Holding B.V.		Netherlands	C	100%	92%	C	100%	92%
Universal International Music B.V.		Netherlands	C	100%	92%	C	100%	92%
Universal Entertainment GmbH		Germany	C	100%	92%	C	100%	92%
Universal Music K.K.		Japan	C	100%	92%	C	100%	92%
Universal Music France S.A.S.		France	C	100%	92%	C	100%	92%
Centenary Music Holdings Limited		GB	C	100%	92%	C	100%	92%
Universal Music (UK) Holdings Limited		GB	C	100%	92%	C	100%	92%
Vivendi Universal Games		U.S.	C	100%	99%	C	100%	99%
Vivendi Universal 2005 Consolidated Financial Statements / 154

		December 31, 2005				December 31, 2004
			Accounting	Voting	Ownership	Accounting	Voting	Ownership
	Note	Country	Method	Interest	Interest	Method	Interest	Interest
Canal+ Group
Groupe Canal+ S.A.		France	C	100%	100%	C	100%	100%
Canal+ S.A. (a)		France	C	49%	49%	C	49%	49%
CanalSatellite S.A.		France	C	66%	66%	C	66%	66%
StudioCanal S.A.		France	C	100%	100%	C	100%	100%
MultiThématiques	2.5	France	C	100%	100%	C	70%	70%
Cyfra+		Poland	C	75%	75%	C	75%	75%
Media Overseas		France	C	100%	100%	C	100%	100%
SFR
SFR (b)		France	C	56%	56%	C	56%	56%
Neuf Telecom S.A.	2.2	France	E	28%	16%	—	—	—
Cegetel S.A.S.	2.2	France	—	—	—	C	65%	36%
Maroc Telecom S.A.	2.1	Morocco	C	51%	51%	C	51%	35%
Mauritel		Mauritania	C	51%	21%	C	51%	14%
NBC Universal
Universal Studios Holding I Corp.	32.4	U.S.	C	92%	92%	C	92%	92%
NBC Universal	2.4	U.S.	E	20%	18%	E	20%	18%
Other
Vivendi Telecom International S.A.		France	C	100%	100%	C	100%	100%
Elektrim Telekomunikacja	2.3	Poland	C	51%	51%	E	49%	49%
Polska Telefonica Cyfrowa	2.3	Poland	NC	51%	26%	NC	49%	25%
Vivendi Universal Publishing S.A.		France	C	100%	100%	C	100%	100%
UGC	14	France	—	—	—	E	38%	38%

(a)	Consolidated because Vivendi Universal (i) has majority control over the Board of Directors, (ii) no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal and (iii) it assumes the majority of risks and benefits pursuant to an agreement between Canal+ S.A. and Canal+ Distribution, a wholly-owned subsidiary of Vivendi

Universal. Under the terms of this agreement, Canal+ Distribution guarantees Canal+ S.A. results in return for exclusive commercial rights to the Canal+ S.A. subscriber base.

(b)	SFR is owned 56% by Vivendi Universal and 44% by Vodafone. Under the terms of the shareholders’ agreement, Vivendi Universal has management control of SFR, majority control over the Board of Directors and appoints the chairman and CEO, majority control over shareholders’ general meetings, and no other shareholder or shareholder group is in a position to exercise substantive participating rights that would allow them to veto or block decisions taken by Vivendi Universal.
Note 32. Subsequent events
As at February 21, 2006, the day of the Management Board meeting held to adopt Vivendi Universal’s financial statements for the year ended December 31, 2005, the main events which occurred since December 31, 2005 were as follows:
32.1.	Canal+ and TPS draft combination agreement– January 6, 2006 and Lagardère draft agreement — announced on February 17, 2006
Canal+ and TPS draft combination agreement:
After consulting the relevant labor relations committees, Vivendi Universal, TF1 and M6 signed on January 6, 2006, a combination agreement of the pay-TV operations in France and other French-speaking territories of Canal+ Group and TPS. The new group will be controlled by Vivendi Universal. This agreement is subject to consultations with the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority) and to the approval of French antitrust authorities. Upon completion of the transaction, Vivendi Universal would own 85% of the new group.
The terms of this combination (with the assumption that the Lagardère draft agreement described below is realized) are the following:
•	During the first stage, on January 6, 2006, Vivendi Universal paid TF1 and M6 an advance of €150 million, corresponding to a stake of 15% in TPS after cancellation of the debt of TPS and its transformation from a S.N.C. into a S.A. In addition, TF1 and M6 agreed to divest TPS to Vivendi Universal, directly or via Canal+ Group. Until the completion of the transaction, Canal+ Group and TPS retain their management autonomy.

•	During a second stage, after the approval by antitrust authorities, the €150 million advance, plus interest, would be repaid to Vivendi Universal. TF1’s and M6’s interests in the new group “Canal+ France” would be 9.9% and 5.1%. The new group “Canal+ France” would comprise Canal+ Group and TPS, by way of an exchange of shareholding without cash payment. The balance would be shared between Vivendi Universal and Lagardère.

•	However, if Vivendi Universal decides that there is finally no combination agreement, Vivendi Universal would keep a stake of 15% in TPS for its initial advance of €150 million, and would compensate TF1 and M6 for an amount of €100 million.

•	Under certain circumstances strictly defined and related to the conditions of the approval of antitrust authorities, Vivendi Universal could acquire TF1’s and M6’s stake in TPS for €900 million (plus interests) or could choose not to finalize the combination, under the circumstances described hereabove.

•	Moreover, TF1 and M6 would benefit, for a minimum of 3 years after the completion of the transaction, of a put option granted by Vivendi Universal on their 15% stake in the new group. The price of this option would be based on the market value, as determined by a third-party valuation expert, with a minimum guarantee of €1,130 million for 15% of the new group of pay-TV in France, that is €7.5 billion for 100%.
The scope of the new group of pay-TV in France corresponds to 100% of CanalSat and TPS, 49% of Canal+ S.A., MultiThématiques and MediaOverseas. Vivendi Universal communicated on this scope using the name “Canal+France”. The assets not included in the “Canal+France” scope are StudioCanal, Cyfra+, Canal+ Régie, PSG and i>Télé, on which Vivendi Universal would benefit from their potential increase in value.
The new group “Canal+France” would be a major player on the French broadcasting market. It would reinvigorate and broaden the French pay-TV market, offering its subscribers and future subscribers a significantly enriched and improved offer. The combination of the two platforms would enable various savings, notably in terms of subscriber acquisition costs and marketing costs and the acquisition of television rights.
From an accounting standpoint, the €150 million advance will be recorded as current financial asset. When the new group is created, the transaction would be recorded as the acquisition by Canal+ Group of 85% of TPS, which would be fully consolidated, and the dilution by 15% of Vivendi Universal in Canal+ Group share capital. The put
Vivendi Universal 2005 Consolidated Financial Statements / 155

option, granted by Vivendi Universal, to TF1 and M6 would be accounted for as a financial liability of €1,130 million.
Draft agreement with Lagardère:
In February 2006, Lagardère, Vivendi Universal and Canal+ Group announced a draft agreement in accordance with the terms intended in the combination agreement with TF1 and M6. By this draft agreement, Lagardère, which is a partner of Canal+ Group within CanalSat, will become a shareholder of the group “Canal+France” including the pay-TV operations of Canal+ Group and TPS, with no dilution of the investments of TF1 and M6.
Lagardère would acquire a 20% stake by transferring its 34% shareholding in CanalSat and by buying additional shares of an entity corresponding to “Canal+France” scope, pay-TV in France, for an amount of €525 million in cash.
If these two transactions are completed, the structure of the new group would be as follows:
For more information about ownership and voting interests in these entities, please refer to Note 31 above.
Lagardère would also have the benefit of a call option covering a further 14% of the new company, exercisable 3 years after the completion of the transaction. At that time, the exercise price of the options would be equal to market value or a minimum amount of €1.05 billion corresponding to a valuation of €7.5 billion for 100% of the temporarily named “Canal+ France”.
In addition, Lagardère will have an exit right in the following cases:
•	The right to obtain liquidity for its stake via an IPO, under certain circumstances;

•	Under certain other circumstances, linked to the approval of TPS by anti-trust authorities and to Lagardère’s specific assets, Lagardère has the right to exit from CanalSat by selling before December 31, 2006 its entire stake to Vivendi Universal / Canal+ Group for €985 million (including €126 million for its pro-rata share of cash).
This draft agreement is subject to consultation with the relevant labor relations and employee representative committees, and to the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority). It is also subject to the approval of the antitrust authorities.
The objective is that the new group, which will in particular hold 100% of CanalSat and TPS, be put in place in the third quarter of 2006.
In any event, Vivendi Universal would, directly or indirectly, retain the majority of the share capital, as well as exclusive control of the new group. Terms of the put option to TF1 and M6 would remain unchanged.
32.2.	Vivendi Universal announces its intention to terminate its American Depositary Receipts (ADR) program – January 17, 2006
On January, 17, 2006, Vivendi Universal announced its intention to terminate its American Depositary Receipts (ADR) program as well as voluntarily delist its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE).
32.3. Divestiture of the residual 20% stake in Ypso – January 31, 2006
On January 31, 2006, Canal+ Group completed the sale to Cinven and Altice of its residual 20% stake in Ypso for a consideration of €44 million. Prior to this, in December 2005, Canal+ Group sold to Ypso the non-voting preferred
Vivendi Universal 2005 Consolidated Financial Statements / 156

shares that it held and obtained repayment in full of the shareholder loan granted to Ypso (€39 million, including interest).
32.4.	Purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding – February 7, 2006
On February 7, 2006, Vivendi Universal finalized the acquisition of the 7.659% minority interest which Matsushita Electric Industrial Co, Ltd (MEI) held in Vivendi Universal’s subsidiary, Universal Studios Holding I Corp. (USHI) for a purchase consideration of $1,154 million. USHI is a holding company located in the U.S., owned 92.341% by Vivendi Universal. Its assets consist of Vivendi Universal’s main stakes in the U.S. (excluding Vivendi Universal Games): 100% of Universal Music Group (UMG), and 20% of NBC Universal (NBCU). Thanks to this transaction, Vivendi Universal increased its control and interest in UMG from 92.3% to 100% and from 18.5% to 20% in NBCU.
This transaction led to a $1,154 million increase in financial net debt (approximately €960 million).
In addition, if Vivendi Universal were to sell any of its NBCU interests, Vivendi Universal agreed to pay MEI a pro-rata share of the proceeds exceeding $7 billion, as follows: if the divestiture of NBCU shares occurs in 2006, Vivendi Universal shall pay to MEI 100% of its share (i.e. 7.659%) in the sale proceeds exceeding $7 billion; this share shall be reduced to 66.66% if the divestiture occurs in 2007 and then 33.33% if it occurs in 2008.
32.5.	Investment in 19.9% of the voting capital of Amp’d – February 7, 2006
Further to the Amp’d share capital increase, Vivendi Universal and UMG brought their interest in the share capital of Amp’d to 19.9% in the United States. Amp’d is an aggregator and creator of generation multi-media mobile content over a customized user interface platform and also a mobile virtual network operator (MVNO) offering 3G telephony and content services nation wide in the US. Amp’d has developed handsets that allow music and video downloading over the cellular network or through the internet. The Vivendi Universal group supplies music and video clips, mobile games and video/programming through its business units UMG, Vivendi Universal Games and through NBCU.
The total of the Vivendi Universal investment amounts to €47 million.
Note 33. Reconciliation of the financial statements prepared under French GAAP and IFRS financial information
The note “IFRS 2004 transition” was published on April 14, 2005 and filed with the SEC as exhibit 15.1 of the 2004 Form 20-F on June 29, 2005. This 2004 financial information relating to the IFRS transition presented as preliminary information the expected quantifiable impact of the IFRS adoption on the statement of financial position as at the transition date, January 1, 2004, the financial position as at December 31, 2004 and the statement of earnings for the year 2004.
Since this publication, besides the consequences of the IFRS 5 application to operations sold since January 1, 2005, several new options were taken in the application of the standards applied and several reclassifications were made, leading to a change in the first time adoption opening statement of financial position as at January 1, 2004, the comparative statement of financial position as at December 31, 2004, as well as the year 2004 comparative statement of earnings in order to homogenize the presentation with the consolidated financial statements for the year ended December 31, 2005. The main changes taken into account for the years 2005 and 2004 are described hereunder.
The definitive reconciliation of the financial statements prepared under French GAAP and the IFRS consolidated financial statements are presented in the following note.
Vivendi Universal 2005 Consolidated Financial Statements / 157

33.1.      Summary of adjustments to 2004 equity and earnings

	Please refer		Earnings	Foreign	Unrealized gain /	Impact of
	to the	Equity as at	attributable to	currency	(losses) on	change in		Equity as at
	paragraph	January 1,	equity holders of	translation	available-for-sale	accounting		December 31,
(In millions of euros)	mentioned	2004	the parent	adjustment	securities	principles	Other	2004
Equity attributable to equity holders of the parent under French GAAP		€11,923	€754	€990	€—	€(87)	€41	€13,621
ORA / OCEANE (IAS 32/39)	33.7.D	844	78	—	—	—	—	922
Cancellation of foreign currency translation adjustments in respect of VUE as at January 1, 2004 (IFRS 1)	33.6.	—	2,490	(2,490)	—	—	—	—
Commitment to repurchase minority interests (IAS 32/39)	33.7.C	11	(7)	—	—	—	—	4
Valuation difference of available-for-sale securities, excluding VUE (IAS 32 / 39)	33.7.E	257	—	—	632	—	—	889
Valuation difference of available-for-sale securities in respect of VUE	33.6.	231	(114)	—	(88)	—	(29)	—
Mark-to-market of other financial instruments in respect of VUE (IAS 32 / 39)	33.6.	(15)	(29)	—	—	—	44	—
Mark-to-market of other financial instruments (IAS 32 / 39)	33.7.F	175	(122)	—	—	—	11	64
Elimination of goodwill amortization, excluding VUE (IFRS 3)	33.7.G	—	530	(4)	—	—	(17)	509
Elimination of goodwill amortization in respect of VUE (IFRS 3)	33.7.G	—	85	—	—	—	(85)	—
Special purpose entities	33.7.H	(83)	—	—	—	57	—	(26)
Employee benefits (IAS 19)	33.7.I	(299)	43	9	—	—	(5)	(252)
Catch up on past amortization as at January 1, 2004 of intangible assets (IFRS 1)	33.7.J	(89)	(2)	6	—	—	—	(85)
Share-based payments (IFRS 2)	33.7.K	—	(95)	—	—	—	95	—
Other restatements		(224)	156	(104)	60	30	(115)	(197)

Total restatements before tax and minority interests		808	3,013	(2,583)	604	87	(101)	1,828

Equity attributable to equity holders of the parent		€12,731	€3,767	€(1,593)	€604	€—	€(60)	€15,449

			Earnings	Foreign	Unrealized gain /
		Equity as at	attributable to	currency	(losses) on	Dividends		Equity as at
		January 1,	minority	translation	available-for-sale	paid by		December 31,
(In millions of euros)		2004	interest	adjustment	securities	subsidiaries	Other	2004
Minority interests under French GAAP		€4,929	€1,030	€36	€—	€(1,849)	€(1,187)	€2,959
Commitments to repurchase minority interests and other restatements in respect of VUE (IAS 32)	33.6.	(514)	—	(25)	—	—	539	—
Commitments to repurchase minority interests (IAS 32 / 39)	33.7.C	(442)	—	—	—	—	106	(336)
Mark-to-market of other financial instruments (IAS 32 / 39)	33.7.F	—	(3)	—	—	—	—	(3)
Share-based payments (IFRS 2)	33.7.K	—	(2)	—	—	—	2	—
Employee benefits (IAS 19)	33.7.I	—	(1)	—	—	—	1	—
Other restatements		(12)	32	(2)	—	—	5	23

Total restatements before tax		(968)	26	(27)	—	—	653	(316)

Minority interests under IFRS		€3,961	€1,056	€9	€—	€(1,849)	€(534)	€2,643

Total equity under IFRS		€16,692	€4,823	€(1,584)	€604	€(1,849)	€(594)	€18,092

Vivendi Universal 2005 Consolidated Financial Statements / 158

33.2.      Reconciliation of equity as at January 1, 2004
33.2.1                     Restatements

	January 1, 2004 (format compliant with French accounting standards)
		Cancellation of
		the foreign		Commitments
	French	currency	Repurchase	to purchase	ORA /	Available-	VUE	Other	Special
	accounting	translation	of minority	minority	OCEANE	for-sale	financial	financial	Purpose	Employee	Intangible	Other
(In millions of euros)	standards	adjustment	interest	interest	bonds	securities	instruments	instruments	Entities	benefits	assets	restatements	IFRS
		IFRS 1	IFRS 3	IAS 32	IAS 32 / 39	IAS 32 / 39	IAS 32 / 39	IAS 32 / 39	SIC 12	IAS 19	IAS 38
Please refer to the paragraph mentioned		33.7.A	33.7.B	33.7.C	33.7.D	33.7.E	33.6	33.7.F	33.7.H	33.7.I	33.7.J

ASSETS
Goodwill, net	€17,789	€—	€914	€537	€—	€—	€36	€—	€—	€—	€—	€3	€19,279
Other intangible assets, net	11,778	—	(914)	5	—	—	—	58	—	(10)	(848)	3	10,072
Property, plant and equipment, net	6,365	—	—	—	—	—	—	—	417	—	—	60	6,842
Investments in equity affiliates	1,083	—	—	—	—	—	—	2	—	—	—	—	1,085
Other investments	3,549	—	—	—	(9)	571	373	35	874	—	—	135	5,528

Total long-term assets	40,564	—	—	542	(9)	571	409	95	1,291	(10)	(848)	201	42,806

Inventories and work-in-progress	744	—	—	—	—	—	—	—	—	—	103	85	932
Accounts receivable and other	8,809	—	—	1	(147)	—	(559)	(38)	—	(115)	—	(54)	7,897
Deferred tax assets	1,546	—	—	—	—	—	—	21	14	153	—	30	1,764
Short-term loans receivable	140	—	—	—	—	—	341	4	—	—	—	12	497
Marketable securities	259	—	—	—	—	(249)	—	—	—	—	—	(3)	7
Cash and cash equivalents	2,858	—	—	8	—	—	—	—	—	—	—	(14)	2,852

Total current assets	14,356	—	—	9	(147)	(249)	(218)	(13)	14	38	103	56	13,949

TOTAL ASSETS	€54,920	€—	€—	€551	€(156)	€322	€191	€82	€1,305	€28	€(745)	€257	€56,755

LIABILITIES
Other equity	€1,000	€—	€—	€—	€(1,000)	€—	€—	€—	€—	€—	€—	€—	€—
Deferred income	560	—	—	—	—	—	—	(173)	(185)	—	—	—	202
Provisions	2,294	—	—	(101)	—	—	—	(330)	38	339	—	535	2,775
Long-term debt	9,621	—	—	342	—	—	(3)	287	606	—	—	—	10,853
Other non-current liabilities and accrued expenses	2,407	—	—	—	—	—	—	1	931	(12)	(688)	(161)	2,478

	15,882	—	—	241	(1,000)	—	(3)	(215)	1,390	327	(688)	374	16,308

Accounts payable	12,261	—	—	(49)	—	—	—	(2)	(2)	(1)	—	96	12,303
Deferred taxes liabilities	5,123	—	—	—	—	65	148	87	—	1	32	33	5,489
Bank overdrafts and other short-term borrowings	4,802	—	—	790	—	—	344	36	—	—	—	(9)	5,963

Total current liabilities	22,186	—	—	741	—	65	492	121	(2)	—	32	120	23,755

TOTAL LIABILITIES	€38,068	€—	€—	€982	€(1,000)	€65	€489	€(94)	€1,388	€327	€(656)	€494	€40,063

SHAREHOLDERS’ EQUITY
Share capital	5,893	—	—	—	—	—	—	—	—	—	—	—	5,893
Additional paid-in capital	6,030	—	—	—	1,204	—	—	—	—	—	—	—	7,234
Retained earnings and others	—	—	—	11	(360)	257	216	175	(83)	(299)	(89)	(224)	(396)
Including foreign currency translation adjustment	(3,750)	3,750	—	—	—	—	—	—	—	—	—	—	-

Total shareholders’ equity	11,923	—	—	11	844	257	216	175	(83)	(299)	(89)	(224)	12,731
Minority interests	4,929	—	—	(442)	—	—	(514)	1	—	—	—	(13)	3,961

TOTAL EQUITY	€16,852	€—	€—	€(431)	€844	€257	€(298)	€176	€(83)	€(299)	€(89)	€(237)	€16,692

Vivendi Universal 2005 Consolidated Financial Statements/ 159

33.2.2	Reclassifications

	January 1, 2004
			Media /
		Reclassification of	Entertainment	Reclassification
Format compliant with French accounting standards		VUE as an asset	content assets	of current / non		Other
(In millions of euros)	IFRS	held for sale	classification	current items	Offsetting	reclassifications	IFRS	Format compliant with IFRS
		IFRS 5		IAS 1	IAS 1 / IAS 32
Please refer to the paragraph mentioned		33.6./33.8.M	33.8.N	33.8.P	33.8.R
ASSETS								ASSETS
Goodwill, net	€19,279	€(6,286)	€—	€—	€—	€(51)	€12,942	Goodwill
	—	—	2,971	—	—	—	2,971	Non current content assets
Other intangible assets, net	10,072	(4,777)	(2,971)	—	—	38	2,362	Other intangible assets
Property, plant and equipment, net	6,842	(1,065)	—	—	(165)	(7)	5,605	Property, plant and equipment
Investments in equity affiliates	1,085	995	—	—	—	16	2,096	Investments in equity affiliates
Other investments	5,528	(1,666)	—	18	(172)	54	3,762	Non current financial assets
	—	—	—	1,108	—	(6)	1,102	Deferred tax assets

Total long-term assets	42,806	(12,799)	—	1,126	(337)	44	30,840	Non current assets

Inventories and work-in-progress	932	(209)	(307)	—	—	(52)	364	Inventories
	—	—	—	372	—	1	373	Current tax receivables
	—	—	583	—	—	—	583	Current content assets
Accounts receivable and other	7,897	(1,221)	(276)	(390)	(618)	(266)	5,126	Trade accounts receivable and other
Deferred tax assets	1,764	(656)	—	(1,108)	—	—	—
Short-term loans receivable	497	(342)	—	—	—	(61)	94	Short-term financial assets
Marketable securities	7	—	—	—	—	(7)	—
Cash and cash equivalents	2,852	(124)	—	—	—	(2)	2,726	Cash and cash equivalents

	13,949	(2,552)	—	(1,126)	(618)	(387)	9,266
	—	13,784	—	—	—	113	13,897	Assets held for sale

Total current assets	13,949	11,232	—	(1,126)	(618)	(274)	23,163	Current assets

TOTAL ASSETS	€56,755	€(1,567)	€—	€—	€(955)	€(230)	€54,003	TOTAL ASSETS

SHAREHOLDERS’ EQUITY AND LIABILITIES								EQUITY AND LIABILITIES
Share capital	€5,893	€—	€—	€—	€—	€—	€5,893	Share capital
Additional paid-in capital	7,234	—	—	—	—	—	7,234	Additional paid-in capital
Retained earnings and others	(396)	(231)	—	—	—	—	(627)	Retained earnings and other
Including foreign currency translation adjustments	—	—	—	—	—	—	—	Including foreign currency translation adjustments
	—	231	—	—	—	—	231	Equity associated with assets held for sale

Total shareholders’ equity	12,731	—	—	—	—	—	12,731	Equity, attributable to equity holders of the parent
Minority interests	3,961	—	—	—	—	—	3,961	Minority interests
Other equity	—	—	—	—	—	—	—

	16,692	—	—	—	—	—	16,692	Total equity
Deferred income	202	(98)	—	—	—	(104)	—
Provisions	2,775	(125)	—	(355)	(165)	(267)	1,863	Non current provisions
Long-term debt	10,853	(3,436)	—	—	—	(1)	7,416	Long-term borrowings and other financial liabilities
	—	—	—	3,670	—	—	3,670	Deferred tax liabilities
Other non-current liabilities and accrued expenses	2,478	(833)	—	—	—	126	1,771	Other non current liabilities

	16,308	(4,492)	—	3,315	(165)	(246)	14,720	Non current liabilities

Accounts payable	12,303	(1,676)	—	(1,157)	(790)	(27)	8,653	Trade accounts payable and other
	—	—	—	1,156	—	1	1,157	Current tax payables
	—	—	—	356	—	(1)	355	Current provisions
Deferred taxes liabilities	5,489	(1,819)	—	(3,670)	—	—	—
Bank overdrafts and other short-term borrowings	5,963	(344)	—	—	—	(8)	5,611	Short-term borrowings and other financial liabilities

	23,755	(3,839)	—	(3,315)	(790)	(35)	15,776
		6,764	—	—	—	51	6,815	Liabilities associated with assets held for sale

Total current liabilities	23,755	2,925	—	(3,315)	(790)	16	22,591	Current liabilities

Total liabilities	40,063	(1,567)	—	—	(955)	(230)	37,311	Total liabilities

TOTAL EQUITY AND LIABILITIES	€56,755	€(1,567)	€—	€—	€(955)	€(230)	€54,003	TOTAL EQUITY AND LIABILITIES

Vivendi Universal 2005 Consolidated Financial Statements / 160

33.3.	Reconciliation of 2004 earnings

	Year Ended December 31, 2004
		Cancellation of foreign	Elimination								Reclassification	Reclassifi-
Format compliant with French		currency translation	of goodwill	Revenues of	Share-based			Other	VUE as	Cegetel as	of lines of	cation of
accounting standards	French	adjustment related to VUE	amorti-	telecom	compen-	Employee	Financial	resta-	discontinued	discontinued	the statement	financial
(in millions of euros)	GAAP	as at January 1, 2004	zation	operators	sation	benefits	instruments	tements	operation	operations	of earnings	instruments	IFRS	Format compliant with IFRS
		IFRS 1	IFRS 3	IAS 18	IFRS 2	IAS 19	IAS 32/39		IFRS 5	IFRS 5
Please refer to the paragraph mentioned		33.7.A	33.7.G	33.7.L	33.7.K	33.7.I	33.7.F		33.6./33.8.M	33.8.M	33.8.Q
Revenues	€21,428	€—	€—	€(144)	€—	€—	€—	€(47)	€(2,327)	€(1,027)	€—	€—	€17,883	Revenues
Operating income	3,476	—	—	10	(64)	86	(5)	(5)	(337)	7 2	—	—	3,233	Earnings from operations
		—	—	—	—	—	—	—	—	—	—	89	89	Other income from ordinary activities
		—	—	—	—	—	—	—	—	—	(25)	—	(25)	Other charges from ordinary activities
		—	—	—	—	—	—	—	—	—	221	—	221	Income from equity affiliates

														Earnings before interest and other
														financial charges and income and
		—	—	10	(64)	86	(5)	(5)	(337)	7 2	196	89	3,518	provision for income taxes
Financing expense	(455)	—	—	—	—	—	78	(13)	54	8	—	(78)	(406)	Interest
Other financial expenses	(247)	—	—	—	—	(37)	(202)	(4)	45	—	1,682	(11)	1,226	Other financial charges and income

Financing and other expenses, net	(702)	—	—	—	—	(37)	(124)	(17)	99	8	1,682	(89)	820	Interest and other financial charges and	income

Income (loss) before gain (loss) on businesses sold, net of provisions, income tax, equity affiliates, goodwill amortization and minority interests	2,774	—	—	10	(64)	49	(129)	(22)	(238)	80	1,878	—	4,338	Earnings from continuing operations before provision for income taxes

Gain (loss) on businesses sold, net of provisions	(140)	2,490	—	—	—	—	—	40	(708)	—	(1,682)	—	—
Income tax	(400)	—	—	(3)	—	(18)	49	(1)	81	—	—	—	(292)	Provision for income taxes

Income (loss) before equity affiliates, goodwill amortization and minority interests	2,234	2,490	—	7	(64)	31	(80)	17	(865)	80	196	—	4,046	Earnings from continuing operations
Income (loss) from equity affiliates	219	—	—	—	—	—	—	(15)	39	(22)	(221)	—	—
Goodwill amortization	(638)	—	638	—	—	—	—	—	—	—	—	—	—
Impairment losses	(31)	—	—	—	—	—	—	6	—	—	25	—	—
									839	(62)	—		777	Earnings from discontinued operations

Income (loss) before minority interests	€1,784	€2,490	€638	€7	€(64)	€31	€(80)	€8	€13	€(4)	€—	€—	€4,823	Earnings

Attributable to														Attributable to:
Net income (loss)	€754	€2,490	€615	€4	€(62)	€33	€(77)	6	€8	€(4)	€—	€—	€3,767	Equity holders of the parent
Minority interests	1,030	—	23	3	(2)	(2)	(3)	2	5	—	—	—	1,056	Minority interests

Vivendi Universal 2005 Consolidated Financial Statements / 161

33.4. Reconciliation of equity as at December 31, 2004
33.4.1 Restatements

	December 31, 2004 (format compliant with French accounting standards)
			Commitments
	French	Repurchase	to purchase	ORA /	Available-	Other	Elimination of	Special
	accounting	of minority	minority	OCEANE	for-sale	financial	goodwill	Purpose	Employee	Intangible	Other
(In millions of euros)	standards	interest	interest	bonds	securities	instruments	amortization	Entities	benefits	assets	restatements	IFRS
		IFRS 3	IAS 32	IAS 32/39	IAS 32/39	IAS 32 / 39	IFRS 3	SIC 12	IAS 19	IAS 38
Please refer to the paragraph mentioned		33.7.B	33.7.C	33.7.D	33.7.E	33.7.F	33.7.G	33.7.H	33.7.I	33.7.J

ASSETS
Goodwill, net	€15,555	€914	€995	€—	€—	€—	€532	€—	€—	€—	€(107)	€17,889
Other intangible assets, net	7,640	(914)	—	—	—	—	—	—	—	(2,225)	60	4,561
Property, plant and equipment, net	5,063	—	—	—	—	—	—	—	—	—	67	5,130
Investments in equity affiliates	880	—	—	—	—	—	—	—	—	—	138	1,018
Other investments	2,449	—	—	—	1,241	99	—	—	—	—	(54)	3,735

Total long-term assets	31,587	—	995	—	1,241	99	532	—	—	(2,225)	104	32,333

Inventories and work-in-progress	443	—	—	—	—	—	—	—	—	187	111	741
Accounts receivable and other	6,545	—	—	(78)	—	(9)	—	—	(131)	—	48	6,375
Deferred tax assets	1,219	—	—	—	—	6	—	13	154	—	3	1,395
Short-term loans receivable	73	—	—	—	—	84	—	—	—	—	1	158
Marketable securities	263	—	—	—	(249)	—	—	—	—	—	—	14
Cash and cash equivalents	3,158	—	—	—	—	1	—	—	—	—	—	3,159

Total current assets	11,701	—	—	(78)	(249)	82	—	13	23	187	163	11,842

TOTAL ASSETS	€43,288	€—	€995	€(78)	€992	€181	€532	€13	€23	€(2,038)	€267	€44,175

LIABILITIES
Other equity	1,000	—	—	(1,000)	—	—	—	—	—	—	—	—
Deferred income	100	—	—	—	—	—	—	—	—	—	—	100
Provisions	2,236	—	(120)	—	—	(310)	—	—	280	—	390	2,476
Long-term debt	4,549	—	414	—	—	394	—	—	—	—	—	5,357
Other non-current liabilities and accrued expenses	3,826	—	—	—	—	42	—	41	(11)	(1,973)	(52)	1,873

	11,711	—	294	(1,000)	—	126	—	41	269	(1,973)	338	9,806

Accounts payable	10,046	—	(70)	—	—	(41)	—	(2)	6	—	92	10,031
Deferred taxes liabilities	3,207	—	—	—	103	37	—	—	—	20	28	3,395
Bank overdrafts and other short-term borrowings	1,744	—	1,103	—	—	(5)	—	—	—	—	—	2,842

Total current liabilities	14,997	—	1,033	—	103	(9)	—	(2)	6	20	120	16,268

TOTAL LIABILITIES	26,708	—	1,327	(1,000)	103	117	—	39	275	(1,953)	458	26,074

SHAREHOLDERS’ EQUITY
Share capital	5,899	—	—	—	—	—	—	—	—	—	—	5,899
Additional paid-in capital	6,109	—	—	1,204	—	—	—	—	—	—	—	7,313
Retained earnings and others	1,613	—	4	(282)	889	64	509	(26)	(252)	(85)	(188)	2,246

Total shareholders’ equity	13,621	—	4	922	889	64	509	(26)	(252)	(85)	(188)	15,458
Minority interests	2,959	—	(336)	—	—	—	23	—	—	—	(3)	2,643

TOTAL EQUITY	€16,580	€—	€(332)	€922	€889	€64	€532	€(26)	€(252)	€(85)	€(191)	€18,101

Vivendi Universal 2005 Consolidated Financial Statements / 162

33.4.2 Reclassifications

	December 31, 2004
			Reclassification of	Reclassification of
Format compliant with French accounting standards		Content assets	equity affiliates	current / non		Other
(In millions of euros)	IFRS	classification	goodwill	current items	Offsetting	reclassifications	IFRS	Format compliant with IFRS
			IAS 28	IAS 1	IAS 1 / IAS 32
Please refer to the paragraph mentioned		33.8.N	33.8.O	33.8.P	33.8.R
ASSETS								ASSETS
Goodwill,net	€17,889	€—	€(4,737)	€—	€—	€2	€13,154	Goodwill
	—	2,431	—	—	—	—	2,431	Non current content assets

Other intangible assets, net	4,561	(2,431)	—	—	—	47	2,177	Other intangible assets
Property, plant and equipment, net	5,130	—	—	—	(145)	(245)	4,740	Property, plant and equipment
Investments in equity affiliates	1,018	—	4,737	—	—	18	5,773	Investments in equity affiliates
Other investments	3,735	—	—	21	—	31	3,787	Non current financial assets
	—	—	—	1,395	(112)	(1)	1,282	Deferred tax assets

Total long-term assets	32,333	—	—	1,416	(257)	(148)	33,344	Non current assets

Inventories and work-in-progress	741	(398)	—	—	—	(28)	315	Inventories
	—	—	—	772	—	—	772	Current tax receivables
	—	579	—	—	—	—	579	Current content assets
Accounts receivable and other	6,375	(181)	—	(793)	(618)	(255)	4,528	Trade accounts receivable and other
Deferred tax assets	1,395	—	—	(1,395)	—	—	—
Short-term loans receivable	158	—	—	—	—	4	162	Short-term financial assets
Marketable securities	14	—	—	—	—	(14)	—
Cash and cash equivalents	3,159	—	—	—	—	—	3,159	Cash and cash equivalents

	11,842	—	—	(1,416)	(618)	(293)	9,515

						180	180	Assets held for sale

Total current assets	11,842	—	—	(1,416)	(618)	(113)	9,695	Current assets

TOTAL ASSETS	€44,175	€—	€—	€—	€(875)	€(261)	€43,039	TOTAL ASSETS

SHAREHOLDERS’ EQUITY AND LIABILITIES								EQUITY AND LIABILITIES
Share capital	5,899	—	—	—	—	—	5,899	Share capital
Additional paid-incapital	7,313	—	—	—	—	—	7,313	Additional paid-in capital
Retained earnings and others	2,246	—	—	—	—	(9)	2,237	Retained earnings and other
	—	—	—	—	—	—	—	Equity associated with assets held for sale

Total shareholders’ equity	15,458	—	—	—	—	(9)	15,449	Equity, attributable to equity holders of the parent
Minority interests	2,643	—	—	—	—	—	2,643	Minority interests
Other equity	—	—	—	—	—	—	—

	18,101	—	—	—	—	(9)	18,092	Total equity
Deferred income	100	—	—	—	—	(100)	—
Provisions	2,476	—	—	(357)	(145)	(413)	1,561	Non current provisions
Long-term debt	5,357	—	—	—	—	—	5,357	Long-term borrowings and other financial liabilities
	—	—	—	3,394	(112)	—	3,282	Deferred tax liabilities
Other non-current liabilities and accrued expenses	1,873	—	—	—	—	82	1,955	Other non current liabilities

	9,806	—	—	3,037	(257)	(431)	12,155	Non current liabilities

Accounts payable	10,031	—	—	(1,296)	(618)	70	8,187	Trade accounts payable and other
	—	—	—	1,297	—	1	1,298	Current tax payables
	—	—	—	357	—	—	357	Current provisions
Deferred taxes liabilities	3,395	—	—	(3,395)	—	—	—
Bank overdrafts and other short-term borrowings	2,842	—	—	—	—	—	2,842	Short-term borrowings and other financial liabilities

	16,268	—	—	(3,037)	(618)	71	12,684
	—	—	—	—	—	108	108	Liabilities associated with assets held for sale

Total current liabilities	16,268	—	—	(3,037)	(618)	179	12,792	Current liabilities

Total liabilities	26,074	—	—	—	(875)	(252)	24,947	Total liabilities

TOTAL EQUITY AND LIABILITIES	€44,175	€—	€—	€—	€(875)	€(261)	€43,039	TOTAL EQUITY AND LIABILITIES

Vivendi Universal 2005 Consolidated Financial Statements / 162

33.5. Consolidated statement of cash flows
The majority of IFRS adjustments has no impact on the consolidated statement of cash flows (measurement of available-for-sale securities at fair value, recognition of share-based payments, fair value of derivatives etc.).
The cash flow statement, as defined in IAS 7, is very similar to the consolidated statement of cash flows already presented by the Group, with the exception of the separate presentation of cash flows relating to assets held for sale and discontinued operations, as required by IFRS 5. Consequently, except for the classification of VUE and Cegetel S.A.S. as discontinued operations, there is no major change in the presentation of the consolidated statement of cash flows under IFRS compared with information presented in the 2004 consolidated financial statements under French GAAP.
33.6. NBC-Universal transaction under IFRS
On October 8, 2003, Vivendi Universal and General Electric (GE) announced the signing of a definitive agreement for the combination of the respective businesses of National Broadcasting Company (NBC) and Vivendi Universal Entertainment (VUE). This transaction, which was completed on May 11, 2004, resulted from an accounting standpoint, in the divestiture of 80% of Vivendi Universal’s interest in VUE and the concurrent acquisition of a 20% interest in NBC. The new company, called NBC Universal (NBCU), is 80% owned by GE and 20% controlled by Vivendi Universal which has equity accounted for NBCU since May 12, 2004, with an ownership interest of 18.5%.
Due to the October 2003 agreement, VUE’s assets and liabilities are recorded in compliance with IFRS 5 as assets and liabilities held for sale, since that date. In the IFRS opening consolidated statement of financial position as at January 1, 2004, VUE’s assets and liabilities were deconsolidated and presented in the amount of 80% of the carrying value as assets held for sale and liabilities relating to assets held for sale, and in the amount of 20% of the carrying value as investments in equity affiliates.
Moreover, pursuant to IFRS 5, the portion of VUE’s tangible and intangible assets recorded as assets held for sale are no longer depreciated or amortized as at October 8, 2003.
In the statement of earnings of 2004, VUE’s income and expenses for the period from January 1, 2004 and May 11, 2004 were deconsolidated and presented netted, 80% in earnings from discontinued operations and 20% in income from equity affiliates. As at May 12, 2004, NBC Universal’s earnings are equity-accounted in the amount of 20%, as they are under French GAAP.
Under IFRS, the divestiture of 80% of VUE generated a capital gain due to the elimination of the foreign currency translation adjustment on this stake as at January 1, 2004:

Year Ended
(In millions of euros)	December 31 , 2004
Capital loss under French GAAP	(1 ,793)
Cancellation of foreign currency translation adjustment as at January 1, 2004	2,490
Other IFRS adjustments, net	10

Capital gain under IFRS	€707

33.7. Principal adjustments
A. Foreign currency translation adjustments (IFRS 1)
IFRS 1 (First-time adoption of IFRS) authorizes companies not to restate retrospectively cumulative translation adjustments existing as at January 1, 2004. As such, in the event of the future sale of operations or a subsidiary whose functional currency is not the consolidating currency, the gain or loss on divestiture will not take into account translation adjustments generated prior to January 1, 2004.
(a) Impact on the transitional Statement of financial position as at January 1, 2004
The adoption of this optional treatment results in the reclassification in the Statement of financial position as at the transition date of €3,750 million from cumulative foreign currency translation adjustments to retained earnings, without impacting equity as at January 1, 2004.
(b) Impact on the IFRS Statement of earnings for the year ended December 31, 2004
Due to the cancellation of cumulative foreign currency translation adjustments as at January 1, 2004, the sale of the 80% interest in VUE generates a capital gain. Please refer to the above section 33.6.
Vivendi Universal 2005 Consolidated Financial Statements/ 164

B. Repurchase of minority interests (IFRS 3)
Under French GAAP, Vivendi Universal applied the partial revaluation method to purchases of minority interests after acquiring control. Under this method, identifiable assets and liabilities are restated at fair value to the extent of the acquired interest.
Under IFRS, in the absence of any specific rules governing the repurchase of minority interests, Vivendi Universal freezes the values of identifiable assets acquired and liabilities assumed at the date control is obtained and, on the acquisition of additional interests in the subsidiary, recognizes as goodwill the difference between the purchase cost and the net book value of minority interests acquired.
(a) Impact on the IFRS transitional Statement of financial position as at January 1, 2004
The partial restatement of intangible assets (market shares and trade names) performed on the acquisition of an additional 26% stake in SFR in 2003 is cancelled through goodwill in the amount of €914 million (market share in the amount of €650 million and trade name in the amount of €264 million respectively).
(b) Impact on the IFRS Statement of earnings for the year ended December 31, 2004
Market share and trade name were not amortized under French GAAP and goodwill is not amortized under IFRS. This restatement does not, therefore, impact the Statement of earnings.
C. Commitments to purchase minority interests (IAS 32)
Vivendi Universal has granted commitments to shareholders of its fully consolidated subsidiaries (companies in which Vivendi Universal holds over 50% of voting rights or exercises any other form of control under law or in substance) to repurchase their minority interests. These purchase commitments can take the form of put options on minority interests or firm commitments to repurchase minority interests at a future date (forward contracts on minority interests).
Under French GAAP, these minority interest purchase commitments were presented off-balance sheet. Where applicable, foreseeable losses on purchases were accrued.
Under IFRS, pending IFRIC interpretation or a specific IFRS, the following accounting treatment has been adopted in accordance with prevailing IFRS:
•	On initial recognition, the commitment to purchase minority interests is recognized as a financial liability for the present value of the purchase consideration under the put option or forward contract, offset mainly through minority interests and the balance through goodwill;

•	Subsequent changes in the value of the commitment are recognized in financial liabilities by an adjustment to goodwill, with the exception of the unwinding of the discount recognized in “Other financial charges”;

•	Where applicable, at the time of initial recognition or the recognition of subsequent changes, any expected loss on purchase is recognized in “Other financial charges and income”;

•	On expiry of the commitment, if the minority interests are not purchased, the entries previously recognized are reversed; if the minority interests are purchased the amount recognized in financial liabilities is reversed, offset by the cash outflow relating to the purchase of the minority interests.
(a) Impact on the Statement of financial position
As at January 1, 2004, the recognition of commitments to purchase minority interests has the following impact on the transitional Statement of financial position:
•	Financial liabilities: increase of €1,132 million (allocated €342 million to Long-term financial liabilities and €790 million to Short-term financial liabilities), comprising put options granted to the Republic of Morocco of 16% of the share capital of Maroc Telecom for €673 million, to SNCF on 35% of the share capital of Cegetel SAS for €256 million, to the Principality of Monaco on 45% of the share capital of Monaco Telecom for €98 million and to various third parties by Canal+ Group for €105 million.

•	Through a reduction in minority interests of €442 million and an increase in goodwill of €537 million.
As at December 31, 2004, given the change in the present value of purchase commitments and the sale of Monaco Telecom by Vivendi Universal without the Principality exercising its put option, the impact of commitments to purchase minority interests on the IFRS Statement of financial position is as follows:
•	Impact on financial liabilities of €1,517 million (allocated €414 million to Long-term financial liabilities and €1,103 million to Short-term financial liabilities), comprising the firm commitment to repurchase from the Republic of Morocco 16% of the share capital of Maroc Telecom for €1,100 million (following agreements signed in November 2004) and put options granted to SNCF on 35% of the share capital of Cegetel SAS for €304 million and to various third parties by Canal+ Group for €113 million;

•	Through a reduction in minority interests of €336 million and an increase in goodwill of €995 million.
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(b) Impact on the IFRS Statement of earnings for the year ended December 31, 2004
Unwinding of discount of commitments to purchase minority interests represents an expense of €4 million recognized in Other financial charges in the IFRS Statement of earnings for the year ended December 31, 2004. As under French GAAP the change in the anticipated loss on the repurchase commitment granted to SNCF amounted to €35 million, recognized in Other financial charges.
D. ORA and OCEANE bonds (IAS 32 / 39)
The notes mandatory redeemable for shares (ORA) issued by Vivendi Universal in November 2002 and the convertible or exchangeable bonds (OCEANE) issued by Vivendi Universal in January 1999 are compound financial instruments that, according to IAS 32, include a liability component and an equity component (please refer to Note 1 “Accounting policies and valuation methods”).
(a) Impact on the IFRS transitional Statement of financial position as at January 1, 2004
ORA bonds
In the French GAAP Statement of financial position, the ORA bonds are recognized in Other equity for the nominal amount of the bond issue, i.e. €1,000 million. Under IFRS, due to the advance payment of interest in full on issue, the liability component is nil. The ORA bonds are therefore recognized in equity in the IFRS Statement of financial position at nominal value, net of issue costs and prepaid interest of €844 million, recognized in prepaid expenses as at January 1, 2004 in the French GAAP financial statements. The nominal value (€1,000 million) is recognized in Additional paid-in capital and residual issue costs and prepaid interest (€156 million) are deducted from reserves.
OCEANE bonds
In the French GAAP Statement of financial position, OCEANE bonds are recognized in borrowings and other financial liabilities for the nominal amount of the bond issue, i.e. €1,699 million. Under IFRS, the equity component of the OCEANE bonds (€204 million) is presented in Additional paid-in capital, offset through reserves. The liability component is presented in borrowings and other financial liabilities in the amount of €1,699 million, given its redemption in cash for €1,699 million on January 2, 2004.
(b) Impact on the IFRS Statement of earnings for the year ended December 31, 2004
In the IFRS statement of earnings for 2004, interest savings recognized in the interest total €78 million. The restatements relating to the OCEANE bonds do not impact the IFRS statement of earnings due to their redemption on January 2, 2004.
E. Available-for-sale securities (IAS 32 / 39)
In accordance with IAS 39, available-for-sale securities as defined by IAS 39 are recognized in the Statement of financial position (“Other non current financial assets)” at fair value. For listed shares (e.g. portfolio investment securities), the restatement consists of recognizing in Equity under “Unrealized gains (losses) associated with available-for-sale securities”, the difference between the carrying value and the market value, net of any possible deferred tax impacts. As available-for-sale securities are recognized in the French GAAP Statement of financial position at the lower of historical cost and market value, the restatement impacts positively equity.
(a) Impact on the transitional Statement of financial position as at January 1, 2004
The impact, net of deferred tax, of the remeasurement of available-for-sale securities on equity as at January 1, 2004 is €257 million, including €255 million in respect of Sogecable. These shares were recorded as marketable securities under French GAAP.
(b) Impact on the Statement of financial position as at December 31, 2004
In December 2004, Vivendi Universal sold the majority of its stake in Veolia Environnement losing therefore its significant influence over the company. As such, this investment which was equity accounted is now included in non-consolidated investments in Non current financial assets. The impact, net of deferred tax, on equity of the remeasurement of available-for-sale securities between January 1 and December 31, 2004 is €889 million, including €520 million in respect of the investment in Veolia Environnement and €356 million in respect of Sogecable.
F. Derivative financial instruments (IAS 32 / 39)
Under French GAAP, derivatives are recognized at the lower of fair value and historical cost. In accordance with the rules laid down in IAS 39 concerning financial instruments, derivatives are measured at fair value in the statement of financial position. Gains and losses resulting from the marking-to-market at the period end of non-hedging derivatives are recognized in earnings, under “Other financial charges and income”.
Under French GAAP, gains and losses resulting from the remeasurement of derivatives classified for accounting purposes as hedging instruments were deferred until the gains or losses generated by the hedged items are effectively realized. In order to qualify for the more restrictive fair value hedge accounting under IFRS, financial instruments must present the following characteristics: (i) there is formal designation and documentation of the hedging relationship at the inception date; and (ii) the hedge is expected to be highly effective, with this effectiveness reliably measured and demonstrated throughout the hedging relationship initially determined.
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In addition, IAS 39 requires the separate recognition of embedded derivatives, such as call options included in convertible bonds, in the same way as other derivatives. These derivatives are not recognized under French GAAP.
In the IFRS statement of financial position, derivatives are recognized at fair value in derivative instruments in assets and Long-term borrowings and other financial liabilities, depending on whether they are positive or negative. Given the particularly strict rules in IAS 32 governing the offset of financial assets and liabilities and depending on the instruments used, it is generally impossible to offset assets and liabilities relating to derivatives. These rules therefore result in a considerable increase in other assets and liabilities in the statement of financial position.
Changes in derivative fair values under IAS 32/39 have a negative impact on 2004 earnings under IFRS of €202 million before deferred tax, recognized in “Other financial charges and income”.
G. Business combinations (IFRS 3)
As Vivendi Universal has elected to apply the option offered by IFRS 1 not to restate business combinations which took place prior to January 1, 2004 which are not in compliance with the provisions of IFRS 3, first-time adoption of IFRS will not impact the accounting treatment adopted in the past.
In accordance with IFRS 3, goodwill is not amortized from January 1, 2004. The positive impact of this restatement on 2004 earnings under IFRS is €638 million.
H. Special purpose entities (SIC 12)
In accordance with SIC 12, Vivendi Universal consolidates certain special purpose entities which it controls in substance in its transitional Statement of financial position as at January 1, 2004, which were not consolidated in the French GAAP Statement of financial position as at December 31, 2003, as Vivendi Universal did not hold any shares.
The recognition of these special purpose entities became mandatory under French GAAP on January 1, 2004 pursuant to CRC Regulation 04-03. A restatement is not, therefore, necessary between French GAAP and IFRS as at December 31, 2004.
The impact of this restatement on the transitional Statement of financial position as at January 1, 2004 is as follows:
•	With regard to certain special purpose entities created by the defeasance of real estate assets (i) in assets, the add-back of real estate assets, representing an increase in “Property, plant and equipment” of €417 million; and (ii) in liabilities, an increase in “Long-term borrowings and other financial liabilities” of €606 million. The impact on equity attributable to the equity holders of the parent is negative €54 million. The impact on earnings attributable to the equity holders of the parent for the period is negative €4 million.

•	With regard to entities created by SFR pursuant to Qualified Technological Equipment (QTE) operations (i) in assets, the recognition of deposits relating to the pre-financing of QTE agreement arrangement commission, generating an increase in “Financial assets” of €886 million; and (ii) in liabilities, the recognition of advance lease payments in “Other non current liabilities” in the same amount; the arrangement commission received by SFR of €45 million represents deferred income under IFRS and is recognized in “Other non current liabilities” and released to the Statement of earnings over the term of the operation (15 years). Under French GAAP this was taken to income immediately.
I. Employee benefits (IFRS 1/IAS 19)
The measurement and recognition of pension and retirement benefit obligations as described under French GAAP, as applied by Vivendi Universal, comply with the rules laid down in IAS 19 (Employee benefits), with the exception of pension past service costs which are spread over the average residual life under French GAAP.
However, pursuant to IFRS 1, Vivendi Universal has elected to recognize as at January 1, 2004 actuarial gains and losses not yet recognized in the statement of financial position through consolidated equity. This option resulted in the recognition of net actuarial losses through equity in the transitional statement of financial position as at January 1, 2004 for the amount of -€279 million, net of deferred tax (-€423 million before deferred tax).
This restatement of actuarial losses and past service cost in the transitional statement of financial position as at January 1, 2004 results in a reduction in the cost of pensions and severance payments on retirement recognized in earnings from operations. This saving is €31 million, before deferred tax, in the IFRS statement of earnings for 2004.
In the 2004 IFRS financial information, the entire cost of employee benefits was presented as a charge recorded in earnings from operations. Looking at the peer companies policies (in particular telephone operators and musical content publishing and distribution companies), in the fourth quarter of 2005, Vivendi Universal decided to change its accounting treatment and to present the financial component of the cost of employee benefits as a financial charge or income. The financial component of this cost is composed on the one hand of the interest cost of the obligation made in the benefit of salaries and retired employees, and on the other hand of the expected return on plan assets. This change in presentation led to an improvement in earnings from operations of €37 million in 2004,
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such as presented in the previous tables, for a decline of financial income on the same amount. This change has no impact on the 2004 earnings, attributable to equity holders of the parent.
J. Intangible assets (IAS 38)
Under French GAAP, Canal+ Group sports rights are recognized in Intangible assets at the date of signature of the rights purchase agreement.
Under IFRS, Canal+ Group sports rights are recognized in assets on performance of the contract, corresponding to the date of the sporting event.
Impact on the IFRS Statement of financial position as at January 1 and December 31, 2004
Sports rights recognized in the French GAAP Consolidated Statement of financial position (through an offsetting entry in Other non current liabilities) of €688 million as at January 1, 2004 and €1,973 million as at December 31, 2004, have been reclassified as off-balance sheet commitments. This reclassification did not impact equity.
K. Share-based compensation (IFRS 2)
Adoption of IFRS 2 (share-based compensation) changes the recognition method for stock-option plans (stock purchase and subscription options granted by Vivendi Universal to its employees and those of its subsidiaries) and Group savings plans (share capital increases reserved for current and retired employees of Vivendi Universal and its subsidiaries).
In accordance with the transitional provisions of IFRS 1 with respect to IFRS 2 concerning share based payments, the Group initially only applied IFRS 2 to instruments granted after November 7, 2002 and for which the rights vesting period extends beyond December 31, 2003. This option was elected for the 2004 IFRS financial information and the 2005 interim financial statements. In the fourth quarter of 2005, Vivendi Universal elected for retrospective application of IFRS 2 as at January 1, 2004. Consequently, all share based payment transactions for which rights remained to be vested as at January 1, 2004 are now recognized. This change in option proposed by the transitional provisions of IFRS 1 with respect to IFRS 2 led to an additional charge of -€21 million in 2004 impacting earnings from operations and earnings, attributable to equity holders of the parent.
Furthermore, while in the 2004 IFRS financial information, share based payment cost (stock options and group saving plans) was totally allocated to “Holding & Corporate” segment, in the fourth quarter of 2005, Vivendi Universal elected for the option considered by IFRIC D17 interpretation on the allocation of treasury shares within the Group. Consequently, the share based payment cost has been allocated to each business segment on a prorata basis of the number of equity instruments (stock options or share subscription options granted through the group saving plans) held by their management and salaries. This option has no impact on the 2005 and 2004 consolidated earnings from operations and earnings, attributable to equity holders of the parent. On the other hand, in 2004, this option led to a positive impact of €23 million on the earnings from operations of “Holding & Corporate” segment and an equivalent negative impact on the earnings from operations of the other business segments.
In accordance with IFRS 2, the benefit awarded to employees on the granting of stock options (value of the option at the grant date) and the subscription of Group savings plan (maximum discount of 20%) represents additional compensation. This additional compensation is recognized as an employee expense, spread over the benefit vesting period:
•	Group savings plan: immediately, on subscription;

•	Stock-option plans: over a 3-year period, by one-third block, in accordance with Vivendi Universal plan rules.
(a) Stock option plans
Vivendi Universal uses a binomial model to measure the employee expense relating to the options granted. The fair value of these options determined on their respective grant dates represents deferred compensation of €75 million, with no net impact on equity in the transitional statement of financial position as at January 1, 2004. This deferred compensation is amortized to earnings over the vesting period. Amortization is not straight-line, as entitlement is vested under the plan by one-third blocks over three years. The expense is, therefore, amortized in accordance with the following spread rates:
•	Rate applicable in year 1 of the plan: 100% of the first block (fully vested in the first year) + 50% of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 61.11%

•	Rate applicable in year 2 of the plan: second half of the second block (vested over 2 years) + 33.33% of the third block (vested over 3 years), that is 27.78%

•	Rate applicable in year 3 of the plan: final third of the third block (vested over 3 years), that is 11.11%
(b) Group savings plan
The accounting expense is equal to the discount granted to current and retired employees, which is the difference between the share subscription price and the share price on the grant date, recognized on the plan subscription date.
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(c) Impact on the IFRS statement of earnings for 2004
The expense recognized in respect of share-based compensation is €64 million. It concerns exclusively stock options that vested in 2004. This impact is presented in the statement of earnings in selling, general and administrative expenses. This expense does not involve a cash outflow and is offset through consolidated retained earnings.
L. Revenues of telecom operators (IAS 18)
(a) Recognition of “equipment” revenues
“Equipment” revenues of operators include sales of mobile phones in telephone packs (sales comprising a mobile phone and a telephone subscription) and mobile-only sales. The pack or the mobile phone is generally sold by the operator to the distributor which then sells it to the future customer of the operator.
Under French GAAP, “equipment” revenues of the operator were recognized when sold to the distributor. Under IFRS, as the conditions of the sale to the distributor are determined by the conditions of the sale to the final customer, “equipment” revenues are recognized when the line is activated by the new customer. In effect, the distributor benefits from favorable terms and conditions from the operator limiting its exposure under the transaction. The operator is the principal party for the service offered (communication); it defines the specific terms and conditions and is primarily responsible for promoting its services.
In the IFRS statement of earnings for 2004, the impact of this restatement is a net reduction in revenues of €20 million (comprising €18 million reduction for SFR and €2 million reduction for Maroc Telecom), and a reduction in cost of revenues of €23 million (comprising €18 million reduction for SFR and €5 million reduction for Maroc Telecom).
(b) Recognition of customer subsidies as a deduction from “equipment” revenues
The operator grants subsidies on sales of telephone packs and individual mobile phones (e.g. phones sold separately to a customer of the operator):
•	To new customers: “win” subsidies, representing an acquisition cost to the operator;

•	To existing customers: “loyalty” subsidies, representing retention cost to the operator.
Under French GAAP, win subsidies were recorded in operating expenses (selling, general and administrative expenses), with the exception of the margin realized on the sale to distributors, which was cancelled. Loyalty subsidies were recognized as a deduction from “equipment” revenues, with the exception of subsidies paid on the sale of individual mobile phones, which were recognized in operating expenses.
Under IFRS, subsidies in respect of sales of telephone packs are deducted from “equipment” revenues. In effect, the sale of a telephone pack is a composite sale and the customer subsidy is a component of “equipment” revenues generated by the telecom operator, now recognized on the sale to the customer. Subsidies granted to customers on the sale of individual mobile phones are recognized in operating expenses (selling, general and administrative expenses).
In the 2004 IFRS statement of earnings, the impact of this restatement is a reduction in revenues of €125 million (comprising €78 million for SFR and €47 million for Maroc Telecom), offset through a reduction in Maroc Telecom Cost of revenues of €47 million and in SFR selling, general and administrative expenses of €78 million, with no net impact on earnings from operations.
(c) Recognition of rollover minutes in pay monthly plans (“services” revenues)
The telecom operator sells certain pay monthly plans under which unused communication minutes from one month can be carried forward to the next month.
Under French GAAP, rollover minutes in pay monthly plans were accrued for based on their cost price. Under IFRS, rollover minutes are recognized in telephone revenues for the amount they represent on the effective consumption of these minutes or when they expire.
In the IFRS statement of earnings for 2004, the impact of this restatement is a reduction in SFR Cost of revenues of €6 million (no impact on Maroc Telecom earnings).
(d) Expected cost of loyalty programs
The operator offers customers the benefit of loyalty programs which grant existing customers loyalty coupons to be used at a later date either to subsidize the replacement of their mobile phone (loyalty subsidies) or to receive services free of charge, whether goods or services marketed by the operator or purchased by the operator from a third party.
Under French GAAP, the nominal value of the forecast probable cost of the mobile replacement and free-services subsidies was deducted from “services” revenues of the operator on the effective acquisition of the loyalty coupons by the customer. Under IFRS, pending an IFRIC interpretation, the following accounting treatment has been
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provisionally adopted in accordance with prevailing IFRS: deduction from “services” revenues of the telecom operator on the effective acquisition of the loyalty coupons by the customer:
•	of the fair value of mobile replacement subsidies, representative of the additional outflow of resources on top of acquisition subsidies granted to new customers,

•	of the nominal value of the probable expected cost of free services.
In the 2004 IFRS statement of earnings, the impact of this restatement is an increase in revenues of €1 million (comprising a reduction of €2 million for SFR and an increase of €3 million for Maroc Telecom).
33.8. Principal reclassifications
M. Assets held for sale and discontinued operations (IFRS 5)
The related reclassifications mainly concerned VUE (please refer to section 33.6 and to note “Assets held for sale” hereunder) and Cegetel S.A.S. (please refer to the specific note hereunder).
Assets held for sale
(a) Impact on the transitional Statement of financial position as at January 1, 2004
Under IFRS 5, non-current assets or groups of assets held for sale whose carrying amount will be recovered principally through a sales transaction rather than continuing use, are recognized as assets held for sale and liabilities associated with assets held for sale, without offset. Assets which meet this criterion are no longer depreciated.
The reclassifications performed in this respect impact the transitional Statement of financial position as at January 1, 2004 as follows:

				Equity
			Liabilities	associated
			associated	with assets
		Assets held for	with assets	held for sale
(In millions of euros)	Note	sale	held for sale	(1)
Vivendi Universal Entertainment	33.6.	€13,784	€(6,764)	€231
Vivendi Universal Publishing		101	(51)	—
Other		12	—	—

		€13,897	€(6,815)	€231

(1)	Corresponds to the unrealized gains (losses) associated with assets held for sale.
The reclassifications performed in this respect impact the Statement of financial position as at December 31, 2004 as follows:

		Liabilities	Equity
		associated	associated
	Assets held for	with assets	with assets
(In millions of euros)	sale	held for sale	held for sale
N.C. Numéricâble	180	(108)	—

	€180	€(108)	€—

(b) Impact of discontinued operations on the IFRS Statement of earnings for the year ended December 31, 2004
Under IFRS 5, discontinued operations (Group components which Vivendi Universal has sold or which are recognized as held for sale) are presented in a single line of the Statement of earnings comprising the earnings after tax of discontinued operations for the period and the gain or loss after tax on sale or fair value measurement, less costs to sell, of the assets and liabilities making up the discontinued operations.
Cegetel S.A.S.
Following Cegetel and Neuf Telecom combination announced in May 11, 2005 and closed in August 22, 2005, Cegetel qualified as discontinued operations pursuant to IFRS 5, paragraph 34. Accordingly in the statement of earnings for the year ended December 31, 2004, Cegetel S.A.S.’s net earnings and expenses were deconsolidated as at January 1, 2004 and presented, netted, 71.8% in earnings from discontinued operations and 28.2% in income from equity affiliates. The impact of this reclassification on 2004 earnings from
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operations is an increase of €72 million due to the reclassification of Cegetel operating losses. There is no impact on earnings, attributable to equity holders of the parent.
N. Media / Entertainment business content assets
In order to bring the presentation of the IFRS Statement of financial position into line with sector practice, Vivendi Universal has regrouped in a single line of the Consolidated statement of financial position, split between current and non-current assets, all content assets relating to the Group’s media businesses (UMG, VUG, Canal+ Group). These assets primarily concern cinema and television products (“film costs”) which are produced or purchased for sale to third parties, audiovisual rights purchased by Canal+ Group for broadcast (mainly sports and cinema rights as well as fiction and documentaries), music catalogs and recoverable advances granted to UMG artists.
O. Equity affiliates (IAS 28)
Under IAS 28, goodwill in respect of equity affiliates is recognized in Investments in equity affiliates and not in Goodwill. This reclassification has an impact of €15 million on the transitional Statement of financial position and of €4,737 million on the Statement of financial position as at December 31, 2004, with no impact on equity.
P. Other reclassifications in the Statement of financial position (IAS 1)
The mandatory distinction under IAS 1 (Presentation of financial statements) between current and non-current items in the IFRS Statement of financial position does not correspond to the presentation adopted by Vivendi Universal under French GAAP, based on the nature and/or the liquidity of assets and liabilities. The presentation of the Statement of financial position has, therefore, been adapted accordingly. Assets and liabilities relating to the operating cycle and those falling due within 12 months at the period end are classified as current, with all other assets and liabilities classified as non-current. Deferred tax assets and liabilities are presented on a separate line in assets and liabilities, among non-current items.
In addition, certain specific rules concerning the offsetting of assets and liabilities result in the reclassification of certain items in the Statement of financial position compared to French GAAP.
The adoption of IAS 1 also results in the inclusion of minority interests in equity, with the distinction between equity attributable to equity holders of the parent and minority interests retained within the presentation of equity.
Q. Gain (loss) on the sale of activities and financial investments (IAS 1)
The adoption of IAS 1 results in the reclassification of the gain (loss) on the sale of activities in the lines of the Statement of earnings corresponding to the function of the underlying asset (other financial charges and income or earnings from discontinued operations).
R. Compensation of certain accounts in the Statement of financial position (IAS 1 /IAS 32)
Certain specific rules concerning the offsetting of assets and liabilities, notably financing ones (according to IAS 32), result in the reclassification of certain items in the Statement of financial position compared to their presentation in French GAAP.
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